As filed with the Securities and Exchange Commission on January 14, 2015

Registration No. 333-200972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PATRIOT NATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	6411	46-4151376
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 East Las Olas Boulevard, Suite 1650

Fort Lauderdale, Florida 33301

(954) 670-2900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven M. Mariano

President and Chief Executive Officer

401 East Las Olas Boulevard, Suite 1650

Fort Lauderdale, Florida 33301

(954) 670-2900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gary Horowitz, Esq. Lesley Peng, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher A. Pesch, Esq. Executive Vice President, General Counsel, Chief Legal Officer and Secretary 401 East Las Olas Boulevard, Suite 1650 Fort Lauderdale, Florida 33301 (954) 670-2900	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒                Smaller reporting company  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	9,563,055 shares	$18.00	$172,134,990	$20,003

(1)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares, solely to cover over-allotments, if any. See “Underwriting (Conflicts of Interest).”
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) promulgated under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	January 14, 2015

8,315,700 Shares

COMMON STOCK

This is the initial public offering of shares of our common stock. No public market currently exists for our common stock. We are offering 7,350,000 shares of our common stock and the selling stockholders named in this prospectus are offering 965,700 shares of our common stock. We expect the initial public offering price to be between $16.00 and $18.00 per share. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange (the “NYSE”) under the symbol “PN.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and in future reports after consummation of this offering. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriter compensation.

The underwriters may also purchase first, from us, up to an additional 1,102,500 shares of our common stock and second, from the selling stockholders, up to an additional 144,855 shares of our common stock, in each case at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             million and our total proceeds, before expenses, will be $             million.

The underwriters are offering the common stock as set forth under “Underwriting (Conflicts of Interest).” Delivery of the shares will be made on or about                     , 2015.

UBS Investment Bank	BMO Capital Markets	SunTrust Robinson Humphrey

JMP Securities	William Blair

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with additional or different information. Neither we nor the underwriters take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

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MARKET AND INDUSTRY DATA

This prospectus includes industry and market data derived from internal analyses based upon publicly available data or other proprietary research and analysis, surveys or studies conducted by third parties and industry and general publications, including those by the National Council on Compensation Insurance, SNL Financial and Moody’s Investors Service. While we believe our internal analyses are reliable, they have not been verified by any independent sources. Any such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

GLOSSARY

Unless otherwise specified or the context requires otherwise, in this prospectus:

➢	references to “Patriot National,” “our company,” “we,” “us” or “our” refer to Patriot National, Inc. and its direct and indirect subsidiaries, unless otherwise indicated; and

➢	all share and per share information have been adjusted to reflect a 15-to-1 split of our capital stock that will be effected immediately prior to the effectiveness of the registration statement relating to this offering.

Unless otherwise specified or the context requires otherwise, the following terms used in this prospectus have the meanings ascribed to them below:

➢	references to the “Acquisitions” refer to both the GUI Acquisition and Patriot Care Management Acquisition together;

➢	references to “alternative market” refer to arrangements (1) in which workers’ compensation insurance policies are written by our clients and their policyholder or another party bears a substantial portion of the underwriting risk through a reinsurance arrangement between the client and a reinsurance entity or (2) through which our clients share underwriting risk with their policyholders through large deductible policies, retrospectively-rated policies and policyholder dividend arrangements;

➢	references to “combined ratio” refer to the combined ratio comprised of (i) the ratio calculated by dividing net incurred losses plus loss adjustment expenses by net earned premiums and (ii) the ratio calculated by dividing net operating expenses by net written premiums. The combined ratio is a measure of the profitability of an insurance company, and a combined ratio below 100 percent is indicative of an underwriting profit;

➢	references to “Guarantee Insurance” refer to Guarantee Insurance Company and references to “Guarantee Insurance Group” refer to Guarantee Insurance Group, Inc. (f/k/a Patriot National Insurance Group, Inc.), the parent company of Guarantee Insurance, entities that are both controlled by Steven M. Mariano, our founder, Chairman, President and Chief Executive Officer;

➢	references to the “GUI Acquisition” refer to our acquisition, effective August 6, 2014, of contracts to provide marketing, underwriting and policyholder services and related assets and liabilities from a subsidiary of Guarantee Insurance Group, as described in “Business—Our History and Organization” and “Unaudited Pro Forma Financial Information;”

➢	references to the “Patriot Care Management Acquisition” refer to our acquisition, effective August 6, 2014, of a business that provides nurse case management and bill review services (the “Patriot Care Management Business”), as described in “Business—Our History and Organization” and “Unaudited Pro Forma Financial Information;”

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➢	references to “reference premiums written” refer to the aggregate premiums, grossed up for large deductible credits, written by or for our insurance carrier partners in respect of the policies we produce and service on their behalf;

➢	references to “reinsurance captives” or “reinsurance captive entities” refer to segregated portfolio cell captive entities that assume underwriting risk written initially by an insurance carrier client; and

➢	references to the “Reorganization” refer to Patriot National’s incorporation in Delaware in November 2013 as a holding company and the consolidation of various entities operating our business that had been under the common control of Mr. Mariano, and the separation of our insurance services business from the insurance operations of Guarantee Insurance.

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Prospectus Summary

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

OVERVIEW

We are a national provider of comprehensive outsourcing solutions within the workers’ compensation marketplace for insurance companies, employers, local governments and reinsurance captives. We offer an end-to-end portfolio of services to increase business production, contain costs and reduce claims experience for our clients. We leverage our strong distribution relationships, proprietary business processes, advanced technology infrastructure and management expertise to deliver valuable solutions to our clients. We strive to deliver these value-added services to our clients in order to help them navigate the workers’ compensation landscape, ensure compliance with state regulations, handle all aspects of the claims process and ultimately contain costs.

We work with leading insurance carriers to design workers’ compensation programs according to their preferred risk parameters and specifications. We market the programs through our broad distribution network of over 1,000 independent retail agencies, and underwrite and bind coverage on behalf of our clients. We play a central role in controlling the underwriting, production and administration process, which we believe gives us flexibility in the event of a change in carrier relationships.

Once an insurance program is established with an insurance carrier client, we offer a full suite of additional services, including claims administration and adjudication, cost containment, nurse case management, fraud investigation and subrogation services. We also offer these services individually or as a customized package of services to our other clients such as employers, local governments and reinsurance captives, based on a client’s particular needs. We believe that our proactive approach to claims administration, including our proprietary Swift Working Assessment and Rapid Methodology, or SWARM™ process, results in higher than average claims closure rates versus the industry. Our technology platform provides timely information to our employees and our clients, which allows rapid initial case analysis and response to claims as well as direct access to information across our internal organization. We believe this proactive approach to our business, combined with our industry expertise and distribution relationships, makes us a valued outsourcing partner for our clients.

We generate fee revenue for our services, and we do not write any insurance policies or bear underwriting risk. On a pro forma basis, after giving effect to the Acquisitions, this offering and the application of use of proceeds therefrom, our revenue was $101.1 million for the nine months ended September 30, 2014 and $93.0 million for the year ended December 31, 2013. Our net income (loss) on a pro forma basis for such periods was $14.5 million and $(15.2) million, respectively. See “Unaudited Pro Forma Financial Information” for additional information.

OUR SERVICES

We offer two types of services: brokerage, underwriting and policyholder services (or our “brokerage and policyholder services”) and claims administration services (or our “claims administration services”).

Our brokerage and policyholder services include general agency services and specialty underwriting and policyholder services provided to our insurance carrier clients. For these carrier partners, we produce and administer alternative market and traditional workers’ compensation insurance programs within risk classes and geographies specified by our insurance carrier clients, and earn fees based on a percentage of the premiums for the policies we produce and service. We do not write any insurance policies or bear underwriting risk.

We place the workers’ compensation insurance products of our carrier partners through a national network of over 1,000 independent retail agencies nationwide. Through this independent agency network, we also offer reinsurance captive entity design and management services. We earn fees for management and other services performed for reinsurance captive entities that we design and form.

Our claims administration services relate to the administration and resolution of workers’ compensation claims that are designed to reduce costs for our clients. We provide a comprehensive claims administration platform to our carrier partners that revolves around our proprietary SWARM process. The SWARM process is a high-touch, front-end loaded approach to claims processing that employs a multi-faceted, team-based rapid response to all new claims. When a claim is compensable, our claims management process is designed to result in an optimal net claim cost while ensuring that the injured worker’s medical care is provided in an effective and efficient manner, promoting the early return to work through consistent contact with medical providers and employers and providing appropriate and prompt payment of benefits.

In addition to the full suite of services provided to our insurance carrier clients, we also provide a variety of specialty services individually to our other clients such as employers, local governments and reinsurance captives, as well as insurance carrier clients who may not purchase brokerage and policyholder services from us. These services include:

➢	healthcare cost containment services, including nurse case management and medical bill review, which are designed to contain healthcare costs associated with workers’ compensation claims, a significant and growing component of claim costs, through early intervention and ongoing review of healthcare services and pricing;

➢	investigation services, including onsite investigations into fraud and compensability and evaluation of subrogation opportunities designed to limit claim exposures for our clients and comply with regulatory requirements, certain of which we offer through outside service providers;

➢	loss control services designed to proactively mitigate potential claims costs prior to the occurrence of a compensable injury, including onsite hazard assessments, preemptive evaluation of risk exposures, review of workplace safety policy and procedures and ongoing education, certain of which we offer through outside service providers;

➢	transportation and translation services, including the capability to handle various transportation needs of claimants (such as wheelchair, advanced life support and air ambulance) and onsite and telephonic translation and transcription in connection with claims, which we offer through outside service providers;

➢	lien resolution services in the state of California, including lien negotiation, disputed bill analysis, claim consultation and analysis and bulk settlement services; and

➢	legal bill review services designed to provide cost saving opportunities for claims departments of insurance companies, which we offer through outside service providers.

INDUSTRY OUTLOOK

Workers’ compensation in the United States is a mandated, state-legislated, no-fault insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illness. According to the National Council on Compensation Insurance’s State of the Workers Compensation Line 2014 (the “NCCI Report”), projected total net premium written by state funds and private carriers of workers’ compensation insurance in the United States was $41.9 billion in 2013, an increase from $33.8 billion in 2010, representing a compound annual growth rate of 7.4% over that period, and according to data compiled by SNL Financial, total direct premium written by workers’ compensation insurance carriers in the United States, which includes the amount of premium reinsured by insurance carriers, was $52.5 billion in 2013, an increase from $40.4 billion in 2010, representing a compound annual growth rate of 9.2% over that period. In the past several years, premium growth in the workers’ compensation industry has been predominantly driven by the recovery of employment levels to generally at or near pre-recession levels, as well as increasing premium rates.

Like other sectors of the insurance industry, the workers’ compensation sector experiences underwriting cyclicality, which generally underpins changes in premium rates. This cyclicality is caused by a number of factors. First, ultimate loss costs become more difficult to predict when claims remain open for longer periods and they are exposed to wage and medical cost inflation. For example, the NCCI Report indicates that medical costs per claim increased by approximately 6.5% on average per year from 1995 through 2013. Second, the amount of investment income insurance carriers earn, which is a significant contributor of their overall targets, may also influence such carrier’s underwriting practices. Given that workers’ compensation claims have a long duration, insurers can write at higher combined ratios because they are able to invest the assets over a long period and earn significant investment income. This is reflected in a greater than 100% combined ratio for all but two years from 1990 to 2013. However, in periods of low interest rates, similar to the current investment environment, insurance carriers cannot generate sufficient investment income to offset underwriting losses, and as a result have demanded higher premium rates. This has led to a modest “hardening” of the workers’ compensation market. According to the report US Workers’ Compensation: Sector Profile by Moody’s Investors Service (the “Moody’s Report”), rates in 2013 increased 8% and are expected to rise 5.5% in 2014.

Today, the attractive combination of rising employment and an improved underwriting environment has driven new entrants into the market, and caused industry participants who had decreased their activity levels during the previous “soft” market cycle to re-enter the market as macro-economic conditions and the profit outlook for the industry improve.

Because insurance carriers adjust their growth appetite based on the prevailing macro-economic and underwriting cycle, we believe outsourcing certain functions to a company like us is attractive because it allows carriers to maintain production flexibility in response to market conditions without burdensome investment in, or management of, certain necessary services and fixed costs. We are able to take advantage of the current improving market and provide services to carriers who may have previously exited the workers’ compensation market and no longer have the systems in place to resume writing business. Furthermore, we believe the profitability challenges faced by the workers’ compensation insurance industry creates opportunities for specialty service providers like us who can reduce costs and also provide access to alternative market options.

In addition to providing flexibility to carriers, enabling them to opportunistically write workers’ compensation business in an attractive market, we also help our clients navigate the complex state-regulated industry landscape. Ensuring state-by-state compliance is time consuming and expensive, particularly for a carrier whose primary business is not in workers’ compensation. We believe our national presence and experience with each state’s guidelines and requirements position us to deliver significant value and cost savings for our clients.

OUR COMPETITIVE STRENGTHS

We believe we have the following competitive strengths:

➢	National Provider of Full Spectrum of Services Focused on Workers’ Compensation. We provide a complete range of services, from originating and underwriting policies to claims adjudication, focused exclusively on the workers’ compensation insurance industry. We are able to efficiently deploy these services nationwide on a coordinated and proactive basis. We believe our sector focus and our nationwide footprint allow us to provide superior services and products, higher efficiencies and better cost containment to our clients relative to multiline insurance service providers. In addition, due to the expertise required to comply with a complex, state-based regulatory regime, we believe that we have a business model that is difficult to replicate.

➢	State-of-the-Art Technology Infrastructure. We developed and implemented our WorkersCompExpert (“WCE”) system, a scalable technology platform that handles the entire billings and claims administration process, from the initial issuance of policies to settlement of claims. Our WCE system is the cornerstone of our services, and we believe it provides:

•	reduced cost associated with policy initiation by fully automating issuance and underwriting of new policies;

•	real-time analysis and communication capabilities across functional areas to enhance speed of claims response and resolution;

•	enhanced data collection and quality, information analysis and identification of trends through ease-of-use and single data-entry principle; and

•	comprehensive predictive modeling and analytics capabilities.

The WCE system was designed with a robust, modular architecture to provide flexibility to integrate new carriers and acquired businesses. For example, the WCE system is compatible with the legacy systems of our clients. We believe this compatibility allows us to reduce the time required for systems integration and to provide enhanced day-to-day operational interactions securely and with relative ease. We also believe that it can be utilized in lines of business outside of the workers’ compensation insurance industry.

➢	Proven Proprietary Claims Management Process. Through our proprietary SWARM process, we provide our clients with a high quality, high-touch claims management program that has proven to be effective at settling claims and reducing associated costs. By simultaneously deploying multiple functional areas of expertise, such as claims adjustment, fraud investigation, healthcare cost containment, nurse case management and subrogation, we ensure that appropriate personnel can review and respond to the claim rapidly. The SWARM process enables us to favorably influence the outcome of the claim by addressing potential issues early in its lifecycle, resulting in claims closure rates consistently better than industry averages. For example, as of December 31, 2013, only 0.7% of our claims that occurred in the accident year 2008 remained open, as compared to the industry average of 1.7%, and only 9.0% of our claims that occurred in the accident year 2012 remained open, as compared to the industry average of 10.1%, as reported by A.M. Best’s Global Insurance Database. We believe that rapidly closing claims reduces exposure to litigation risk, medical cost inflation and other factors and will ultimately reduce claims costs for our carrier partners.

➢	Strong Distribution Relationships. We maintain relationships with our network of over 1,000 independent, non-exclusive retail agencies in all 50 states by emphasizing personal interaction and superior service and maintaining an exclusive focus on workers’ compensation services. Our experienced underwriting service personnel work closely with our independent retail agencies to market the products of our carrier partners and serve the needs of prospective policyholders. We believe that we distinguish ourselves from larger insurance company and brokerage competitors by forming close relationships with these independent retail agencies and focusing on small to mid-sized businesses. We strive to provide excellent customer service to our agencies and potential policyholders, including fast turnaround of policy submissions, in order to attract and retain business.

➢	Philosophy of Customer Service through Innovation. A core tenet of our culture is a commitment to innovation and customer service focused on finding solutions to deliver superior results for our clients. Since the inception of our workers’ compensation insurance business in 2003, we have continued to develop and expand our capabilities, transforming our individual services into an integrated end-to-end offering on a national scale. We also seek to drive efficiencies in our operations to provide better solutions for our clients. For example, we created our proprietary SWARM claims administration process which brings together our claims management capabilities in a proactive way to drive value for our clients. In addition, we developed our scalable WCE technology platform to enable us to deliver our full suite of services in a cost-efficient manner.

➢	Experienced Management. Our senior management team is comprised of experienced executives with a track record of financial and operational success, deep experience through multiple industry cycles and strong relationships with our carrier partners. Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, has guided the creation and growth of our company, including the Reorganization and the Acquisitions, as discussed under “—Our History and Organization” below. The members of our senior management team average over 20 years of insurance industry experience, and have developed a proven ability to identify, evaluate and execute successful growth strategies. We foster an entrepreneurial culture focused on customer service, innovation and business generation and have aligned the incentives of our key employees through a merit-based compensation system, which we believe has enabled us to attract and retain superior talent and produce strong results for our clients and our company.

OUR GROWTH STRATEGY

We intend to leverage our competitive strengths to drive sales and profit growth through the following key strategies:

➢	Expand Our Insurance Carrier Client Business Relationships. We currently offer a broad range of our insurance services to our insurance carrier clients who outsource all or part of their workers’ compensation insurance programs to us. In addition to our primary insurance carrier clients Guarantee Insurance, Zurich Insurance Group Ltd. (“Zurich”) and Scottsdale Insurance Company (“Scottsdale”), we are focused on engaging and establishing relationships with other insurance carriers, including carriers that have not historically written workers’ compensation insurance. We intend to take advantage of the current attractive dynamics in the workers’ compensation industry of increasing employment and premium rates to create partnerships with new or opportunistic market entrants. For example, Scottsdale recently became our insurance carrier client and began writing workers’ compensation insurance at that time. In addition, we recently formed a relationship with American International Group, Inc. (“AIG”), and we expect AIG to become one of our primary insurance carrier clients over time. We continue to seek to expand our carrier partner business relationships.

➢	Continue to Grow Our Client Base for Individual Services. We also provide a variety of specialty services individually or as a customized package of services, such as onsite investigations into fraud and compensability and evaluation of subrogation opportunities; loss control services; transportation and translation services; and legal bill review services. While these services are generally provided as part of our integrated claims administration service to our insurance carrier clients, we have grown this business to include more than 80 third-party clients. We intend to continue to focus on marketing these service offerings to new third-party clients, such as other insurance carriers and service providers, self-insured employers and local governments, as well as insurance carriers who do not purchase our brokerage and policyholder services offerings.

➢	Leverage Our Existing Infrastructure. We serve our clients and policyholders through regional offices in seven states, each of which has been staffed to accommodate growth in our business. Further, we have developed and implemented a robust, vertically integrated modularized information technology platform that is designed to help us grow. This system is highly scalable and adaptable to additional opportunities, with substantial excess capacity, allowing us to grow and service additional clients without the need for substantial additional investment. We plan to realize economies of scale in our workforce and technology infrastructure.

➢	Continue to Develop and Offer Innovative Solutions. We believe that we can continue to provide superior services and products, higher efficiencies and cost containment to our clients by developing innovative solutions for our clients. For example, we recently began offering workers’ compensation lien resolution services in order to address a specific need for our clients in the state of California, including lien negotiation, disputed bill analysis, claim consultation and analysis and bulk settlement services. We believe that our focus on continuing to seek opportunities to provide potential and existing clients with new services and solutions will allow us to leverage our existing infrastructure to further drive our organic growth.

➢	Acquire Complementary Operations. We believe there are significant opportunities, through the acquisition of complementary operations, to continue to expand the range of services that we offer to our clients. For example, through our recently completed Patriot Care Management Acquisition, we acquired the capability to provide nurse case management and bill review services, both as a part of our full suite of services that we provide to our insurance carrier clients and also individually or as a customized package of services to third-party clients. We continue to evaluate the possibility of acquiring outsourced services and new complementary services or businesses to further drive the growth of our business.

OUR HISTORY AND ORGANIZATION

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003.

Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) was incorporated in Delaware in November 2013 to consolidate certain insurance services entities controlled by Mr. Mariano. These transactions, which we refer to as our “Reorganization,” separated our insurance services business from the insurance risk taking operations of Guarantee Insurance Group.

Effective August 6, 2014, we acquired certain contracts to provide marketing, underwriting and policyholder services to certain of our insurance carrier clients, as well as related assets and liabilities, from a subsidiary of Guarantee Insurance Group. We also acquired a contract to provide a limited subset of our brokerage and policyholder services to Guarantee Insurance, the balance of which had historically been provided without a contract as GUI is a subsidiary of Guarantee Insurance. We refer to the acquisition of these contracts and related assets and liabilities as the “GUI Acquisition.” Immediately following the GUI Acquisition, we entered into a new agreement to provide all of our brokerage and policyholder services to Guarantee Insurance.

We further expanded our business effective August 6, 2014, through our acquisition from MCMC LLC (“MCMC”) of its managed care risk services business that provides nurse case management and bill review services. This business, which we refer to as the “Patriot Care Management Business,” had been previously controlled by Mr. Mariano until it was sold to MCMC in 2011. We refer to this acquisition as the “Patriot Care Management Acquisition,” and the GUI Acquisition and the Patriot Care Management Acquisition together as the “Acquisitions.”

Our historical financial results for all periods presented in this prospectus include the results of the various businesses previously under the common control of Mr. Mariano and to which we succeeded in connection with the Reorganization, as well as the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed through the GUI Acquisition. Revenues and expenses associated with the new agreement we entered into in August 2014 to provide all of our brokerage and policyholder services to Guarantee Insurance, as well as the financial results associated with the Patriot Care Management Business, are included in our historical financial results beginning August 6, 2014 and are not reflected in our historical financial statements as of or for any earlier period.

Following the Reorganization and the Acquisitions, we own 100% of the subsidiaries that comprise our insurance services business, with the exception of Contego Services Group, LLC, in which Mr. Mariano maintains a 3% membership interest.

For additional information about our history, the Reorganization and the Acquisitions, see “Business—Our History and Organization.”

The organizational chart below summarizes our corporate structure and material subsidiaries as of December 31, 2014 after giving effect to the Reorganization, the Acquisitions and this offering.

(1)	Represents Contego Services Group, LLC, Contego Recovery LLC and Contego Investigative Services, Inc. Mr. Mariano maintains a 3% direct membership interest in Contego Services Group, LLC (of which Contego Recovery LLC is a subsidiary).

RECENT DEVELOPMENTS

Proposed Senior Secured Credit Facilities

In connection with this offering, we expect to enter into a new senior secured credit facility (the “senior secured credit facility”) in the aggregate principal amount of up to $80.0 million, comprised of a $40.0 million revolving credit facility and a $40.0 million term loan facility, with BMO Harris Bank N.A., an affiliate of BMO Capital Markets Corp., as administrative agent. We have received a commitment letter from BMO Harris Bank N.A. relating to this senior secured credit facility. We cannot assure you that we will enter into this senior secured credit facility on terms acceptable to us or at all, or that if we do so that we will be able to borrow all or any of the amounts committed thereunder. The closing of this offering is not conditioned upon our entry into the senior secured credit facility. Concurrently with the consummation of this offering, assuming we enter into the senior secured credit facility, we intend to make borrowings of $40.0 million (or approximately $37.7 million net of loan fees). We intend to use these borrowings, together with the net proceeds from this offering, to repay outstanding amounts under our existing loan agreements and for general corporate purposes. See “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Senior Secured Credit Facility” and “Underwriting (Conflicts of Interest).”

Reference Premium Written

Reference premium written for the year ended December 31, 2014 was $359.8 million compared to $357.4 million for the year ended December 31, 2013. The reference premium written for the year ended December 31, 2014 is a preliminary estimate and subject to change. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures—Reference Premium Written.”

Our principal executive offices are located at 401 East Las Olas Boulevard, Suite 1650, Fort Lauderdale, Florida 33301, and our telephone number at that location is (954) 670-2900. Our website address is www.patnat.com. Neither our website nor any information contained on our website is part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced disclosure and reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies that are not emerging growth companies.

As an emerging growth company, we intend to take advantage of the following provisions of the JOBS Act:

➢	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting;

➢	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements;

➢	less extensive disclosure requirements about our executive compensation arrangements; and

➢	no requirement for shareholder non-binding advisory vote on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the last day of the fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) the last day of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months and (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period. For as long as we take advantage of the reduced disclosure obligations, the information that we provide stockholders may be different than information provided by other public companies.

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period, and, as a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

CERTAIN RISK AND CHALLENGES

Our company, our business and the industry in which we operate are subject to numerous risks as more fully described in the section of this prospectus entitled “Risk Factors.” As part of your evaluation of our business and prospects, you should consider the challenges and risks we face in implementing our business strategies, including that:

➢	because we have a limited operating history as a stand-alone, combined company and business, our historical and pro forma financial condition and results of operations are not necessarily representative of the results we would have achieved as a stand-alone, combined, publicly-traded company and may not be a reliable indicator of our future results;

➢	our business may be materially adversely impacted by general economic and labor market conditions;

➢	the workers’ compensation insurance industry is cyclical in nature, which may affect our overall financial performance, and we may be more vulnerable to negative developments in the workers’ compensation industry;

➢	our revenues and income are currently substantially dependent on our relationships with Guarantee Insurance and a small number of other insurance carrier clients;

➢	our relationship with Guarantee Insurance may create conflicts of interest, and we cannot be certain that all our transactions with Guarantee Insurance will be conducted on the same terms as those available from unaffiliated third parties; and

➢	we are subject to extensive regulation and supervision and our failure to comply with such regulation or adapt to new regulatory and legislative initiatives may adversely impact our business.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

THE OFFERING

Common stock offered by us	7,350,000 shares.

Common stock offered by the selling stockholders	965,700 shares.

Common stock to be outstanding after this offering	25,424,715 shares (or 26,527,215 shares if the underwriters exercise in full their over-allotment option).

Over-allotment option	The underwriters have an option for a period of 30 days to purchase first, from us, up to an additional 1,102,500 shares of our common stock and second, from the selling stockholders, up to an additional 144,855 shares of our common stock, in each case to cover over-allotments.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $113.2 million (or approximately $130.6 million if the underwriters exercise in full their over-allotment option), based an assumed initial public offering price of $17.00 per share. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering, together with borrowings under the senior secured credit facility or cash on hand, to repay all outstanding amounts under our PennantPark Loan Agreement (as defined in “Use of Proceeds”) and our UBS Credit Agreement (as defined in “Use of Proceeds”), in each case including accrued interest and applicable prepayment premiums. We will use any remaining net proceeds of this offering for working capital and for general corporate purposes. See “Use of Proceeds.”

Dividend policy

We do not currently anticipate paying any dividends on our common stock immediately following this offering. Following this offering and upon repayment of the PennantPark Loan Agreement and the UBS Credit Agreement, we may reevaluate our dividend policy. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors, including any restrictions on dividends contained in the senior secured credit facility. See “Dividend Policy.”

Concentration of ownership	Upon consummation of this offering, we expect that Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, will own approximately 60.4% of our outstanding common stock. As a result, he will be able to exert substantial influence on us and on all matters involving a vote of our shareholders. Mr. Mariano also owns substantially all of the outstanding equity of Guarantee Insurance Group, the parent company of Guarantee Insurance, which may cause a conflict of interest. We have a significant business relationship with Guarantee Insurance. See “Certain Relationship and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance” for additional information.

Directed share program	At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, director nominees, officers, employees and other individuals associated with us and members of their families. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1 million of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. Any shares sold in the directed share program to our directors, director nominees or executive officers shall be subject to 180-day lock-ups. Any of these lock-up agreements will have similar restrictions to the lock-up agreements described herein. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Conflicts

Because UBS Securities LLC is a lender under the UBS Credit Agreement and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings thereunder, UBS Securities LLC is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. SunTrust Robinson Humphrey, Inc. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. SunTrust Robinson Humphrey, Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify SunTrust Robinson Humphrey, Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Risk factors	Investing in our common stock involves risks. You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Proposed ticker symbol	“PN”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

➢	assumes no exercise of the underwriters’ over-allotment option;

➢	assumes an initial public offering price of $17.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

➢	does not reflect 965,700 shares of common stock that will be issued upon the exercise of outstanding warrants held by the selling stockholders (or 1,110,555 shares if the underwriters exercise in full their over-allotment option) at an exercise price of $2.67 per share as of September 30, 2014, which shares are being offered hereby; and

➢	does not reflect (1) 475,658 restricted shares of common stock (292,900 shares of which vest within 180 days of this offering), 125,020 restricted stock units and stock options to acquire 1,030,591 shares of common stock, with an exercise price equal to the price at which shares of common stock are sold in this offering, all of which we intend to issue in connection with this offering under the Patriot National, Inc. 2014 Omnibus Incentive Plan (the “2014 Plan”); and (2) an additional 1,193,699 shares of common stock available for future issuance under our 2014 Plan. See “Management—Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering.”

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth our summary historical and pro forma combined financial and other data as of the dates and for the periods indicated below. We have derived the summary historical combined financial data as of December 31, 2013 and 2012 and for the years then ended from our audited combined financial statements, which are included elsewhere in this prospectus. The summary historical interim combined financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 was derived from our unaudited interim combined financial statements, which are also included elsewhere in this prospectus. Our unaudited interim combined financial statements have been prepared on the same basis as our audited combined financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim combined financial statements. These historical results are not necessarily indicative of results to be expected in any future period.

The combined financial statements of Patriot National are comprised of (1) the financial statements of us and our subsidiaries, which became our subsidiaries in the Reorganization, (2) the results of the Patriot Care Management Business, which are reflected in our combined financial statements from August 6, 2014, the effective date of the Patriot Care Management Acquisition, and (3) the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed effective August 6, 2014 in the GUI Acquisition from GUI, a wholly owned subsidiary of Guarantee Insurance Group and a related party by virtue of common control between us and Guarantee Insurance Group. Because we and the subsidiaries we acquired in the Reorganization are under common control, and the contracts acquired in the GUI Acquisition were acquired from an entity under common control, our combined financial statements are presented as if all of these companies and businesses, were owned by us for all of the periods presented, as further described in the notes to our combined financial statements included elsewhere in this prospectus.

We have derived the summary unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2014 from our unaudited combined financial statements, which is included elsewhere in this prospectus, and the unaudited consolidated financial statements of Patriot Care Holdings, Inc. (f/k/a MCRS Holdings, Inc.), our subsidiary operating the Patriot Care Management Business (“PCM”). We have derived the summary unaudited pro forma condensed combined financial data for the year ended December 31, 2013 from our audited combined financial statements and the audited consolidated financial statements of PCM, both of which are also included elsewhere in this prospectus. We have derived the summary unaudited pro forma condensed combined statement of operations data for the twelve months ended September 30, 2014 by adding the summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and subtracting the summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2013, each of which are included elsewhere in this prospectus; such compilation has not been audited or reviewed.

The unaudited pro forma condensed combined balance sheet data as of September 30, 2014 gives effect, in the manner described under “Unaudited Pro Forma Financial Information” and the notes thereto, to this offering, anticipated borrowings under the senior secured credit facility and the application of a portion of the net proceeds therefrom to repay outstanding indebtedness as described under “Use of Proceeds” as if such events had been completed as of September 30, 2014.

The unaudited pro forma condensed combined statement of operations data for the nine and twelve months ended September 30, 2014 and for the year ended December 31, 2013 gives effect, in the manner described under “Unaudited Pro Forma Financial Information” and the notes thereto, to:

➢	the additional statement of operations impact of the financing we incurred in connection with the GUI Acquisition, including the issuance of additional warrants to the lenders;

➢	the Patriot Care Management Acquisition; and

➢	this offering, anticipated borrowings under the senior secured credit facility and the application of a portion of the net proceeds therefrom to repay outstanding indebtedness as described under “Use of Proceeds,”

as if all such events had been completed as of January 1, 2013.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The summary unaudited pro forma condensed combined financial data is presented for informational purposes only and is not necessarily indicative of and does not purport to represent what our financial position or results of operations would actually have been had the transactions been consummated as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial data is not necessarily indicative of our future financial condition or results of operations.

This summary historical and pro forma combined financial data should be read in conjunction with the disclosures set forth under “Capitalization,” “Unaudited Pro Forma Financial Information,” “Selected Historical Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

					Pro Forma(1)
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,	Twelve Months Ended September 30,
In thousands, except per share data	2014	2013	2013	2012	2014	2013	2014
	(Unaudited)				(Unaudited)
Combined Statement of Operations Data

Revenues
Fee income	$37,896	$36,845	$46,486	$25,821	$53,925	$75,797	$71,469
Fee income from related party(2)	24,589	5,238	9,387	12,546	32,668	17,133	38,658

Total fee income and fee income from related party	62,485	42,083	55,873	38,367	86,593	92,930	110,127
Net investment income	496	7	87	62	496	87	576
Net realized gains (losses) on investments	14,038	(50)	(50)	3	14,038	(50)	14,038

Total Revenues	77,019	42,040	55,910	38,432	101,127	92,967	124,741

Expenses
Salaries and salary related expenses	17,907	12,097	15,985	13,189	22,532	23,742	28,038
Commission expense	9,491	6,651	8,765	3,216	9,491	8,765	11,605
Management fees to related party for administrative support services(3)	5,390	9,200	12,139	8,007	7,152	15,079	9,828
Outsourced services	3,118	2,378	3,303	4,452	7,512	10,606	10,404
Allocation of marketing, underwriting and policy issuance costs from related party(4)	1,872	3,449	4,687	2,774	1,872	4,687	3,110
Other operating expenses	7,701	3,247	4,557	4,587	11,105	6,896	12,956
Interest expense	5,427	606	1,174	299	1,069	11,662	6,815
Depreciation and amortization	3,699	1,550	2,607	1,330	12,130	15,794	16,484

					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,	Twelve Months Ended September 30,
In thousands, except per share data	2014	2013	2013	2012	2014	2013	2014
	(Unaudited)				(Unaudited)
Amortization of loan discounts and loan costs	1,295	702	5,553	211	3,312	8,419	8,879
Loss on exchange of units and warrants	—	—	152	—	—	152	—
Increase (decrease) in fair value of warrant redemption liability	(2,257)	300	—	—	(2,257)	—	(2,405)
Provision for uncollectible fee income	100	2,544	2,544	—	210	4,255	223

Total Expenses	53,743	42,724	61,466	38,065	74,128	110,057	105,937

Net Income (Loss) Before Income Tax Expense	23,276	(684)	(5,556)	367	26,999	(17,090)	18,804
Income tax expense	10,401	31	712	—	12,409	(1,771)	13,396

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	12,875	(715)	(6,268)	367	14,590	(15,319)	5,408
Net income (loss) attributable to non-controlling interest in subsidiary	68	19	(82)	23	68	(82)	(33)

Net Income (Loss)	$12,807	$(734)	$(6,186)	$344	$14,522	$(15,237)	$5,441

Net Income (Loss) Per Common Share(5)
Basic	$.85	$(.05)	$(.43)	$.02	$.57	$(.62)	$.20
Diluted	$.65	$(.05)	$(.43)	$.02	$.46	$(.62)	$.11
Weighted Average Common Shares Outstanding(5)
Basic	14,981	14,288	14,288	14,288	25,374	24,681	25,374
Diluted	16,183	14,288	14,288	14,420	26,926	24,681	26,926

					Pro Forma(6)
	September 30,		December 31,		September 30,
In thousands	2014		2013	2012	2014
	(Unaudited)				(Unaudited)
Combined Balance Sheet Data
Assets
Cash	$8,026		$1,661	$1,684	$29,926
Restricted cash(7)	5,107		4,435	145	5,107
Goodwill	59,385		9,953	9,953	59,385
Total Assets	136,997		35,979	28,430	155,497
Liabilities and stockholders’ deficit
Total debt	$119,156		$45,330	$4,712	$45,341
Stockholders’ equity (deficit)	(38,701)		(30,888)	8,801	61,969

					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,	Twelve Months Ended September 30,
In thousands, except percentages	2014	2013	2013	2012	2014	2013	2014
	(Unaudited)				(Unaudited)
Other Financial and Operating Measures
Adjusted EBITDA(8)	$17,334	$5,049	$6,606	$2,181	$27,357	$23,324	$34,795
Adjusted EBITDA margins(8)	27.7%	12.0%	11.8%	5.7%	31.6%	25.1%	31.6%
Reference premium written(9)	$277,941	$277,314	$357,376	$305,692	$277,941	$357,376	$358,003

(footnotes on following page)

(1)	Reflects anticipated borrowings of $37.7 million (net of loan fees) under the proposed senior secured credit facility that we intend to enter into concurrently with this offering, and application of a portion of such borrowings, together with the net proceeds from this offering, to the repayment of all outstanding amounts under the PennantPark Loan Agreement and the UBS Credit Agreement. Assuming that we do not enter into the senior secured credit facility, or do not make such borrowings, and that $37.7 million of borrowings remain outstanding under the UBS Credit Agreement, for the twelve months ended September 30, 2014, our pro forma interest expense would be $10.1 million, our pro forma net income would be $3.4 million and our pro forma basic net income per common share would be $.14. See “Unaudited pro Forma Financial Information” for more information on the effect of such changes on other periods. Based on our estimated cash and cash equivalents (excluding restricted cash) as of December 31, 2014, we believe that we will be in a position to repay all amounts under the PennantPark Loan Agreement and the UBS Credit Agreement with the net proceeds from this offering together with cash on hand.
(2)	Represents service fees from Guarantee Insurance, a related party. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of Financial Statements—Revenue.”
(3)	Represents historical fees paid by us to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services provided to us. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such payments are longer made by us in respect of such services.
(4)	Represents historical payments made by us to Guarantee Insurance Group as reimbursements for allocated portions of rent and certain administrative costs incurred by Guarantee Insurance Group on our behalf. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such reimbursements are no longer made by us in respect of such costs.
(5)	See “Prospectus Summary—The Offering” on page 14 of this prospectus for more detail regarding the number of outstanding shares presented.
(6)	Reflects anticipated borrowings of $37.7 million (net of loan fees) under the proposed senior secured credit facility that we intend to enter into concurrently with this offering, and application of a portion of such borrowings, together with the net proceeds from this offering, to the repayment of all outstanding amounts under the PennantPark Loan Agreement and the UBS Credit Agreement and of the remaining portion to cash and cash equivalents. Assuming that we do not enter into the senior secured credit facility, or do not make such borrowings, and that $37.7 million of borrowings remain outstanding under the UBS Credit Agreement, as of September 30, 2014, our pro forma cash would be $30.3 million and our pro forma total debt would be $43.0 million.
(7)	Represents amounts received from our clients to be used exclusively for the payment of claims on behalf of those clients.
(8)	To provide investors with additional information regarding our financial results, we have presented Adjusted EBITDA and Adjusted EBITDA margins, both of which represent non-GAAP financial measures. Adjusted EBITDA is defined by us as net income before interest expense, income tax expense (benefit), depreciation and amortization and amortization of loan discounts and loan costs, further adjusted for the effects of net realized losses (gains) on investments, loss on exchange of units and warrants and changes in fair value of warrant redemption liability. We have provided below a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure. Adjusted EBITDA margins are calculated as Adjusted EBITDA divided by the sum of fee income and fee income from related party.

We have presented Adjusted EBITDA and Adjusted EBITDA margins in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA and Adjusted EBITDA margins can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA margins provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA and Adjusted EBITDA margins have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

➢	although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

➢	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or tax payments that may represent a reduction in cash available to us; and

➢	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

(footnotes continued on following page)

Because of these and other limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margins together with other GAAP-based financial performance measures, including our GAAP financial results. The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,	Twelve Months Ended September 30,
In thousands, except percentages	2014	2013	2013	2012	2014	2013	2014
	(Unaudited)				(Unaudited)
Net income (loss)	$12,807	$(734)	$(6,186)	$344	$14,522	$(15,237)	$5,441
Interest expense	5,427	606	1,174	299	1,069	11,662	6,815
Income tax expense	10,401	31	712	—	12,409	(1,771)	13,396
Depreciation and amortization	3,699	1,550	2,607	1,330	12,130	15,794	16,484
Amortization of loan discounts and loan costs(a)	1,295	702	5,553	211	3,312	8,419	8,879

EBITDA	33,629	2,155	3,860	2,184	43,442	18,867	51,015
Net realized losses (gains) on investments(b)	(14,038)	50	50	(3)	(14,038)	50	(14,038)
Loss on exchange of units and warrants(c)	—	—	152	—	—	152	—
Increase (decrease) in fair value of common stock and warrant redemption liability(d)	(2,257)	300	—	—	(2,257)	—	(2,405)
Provision for uncollectible fee income(e)	—	2,544	2,544	—	210	4,255	223

Adjusted EBITDA (unaudited)	$17,334	$5,049	$6,606	$2,181	$27,357	$23,324	$34,795

(a)	Represents amortization of loan discounts and loan costs associated with loan agreements, and of the estimated value of equity interests issued to lenders pursuant to such loan agreements.
(b)	Represents, for the nine months ended September 30, 2014, the net gain realized upon the redemption of preferred equity issued by MCMC in connection with the Patriot Care Management Acquisition.
(c)	Represents a non-recurring loss recorded as part of the Reorganization in connection with the exchange by Advantage Capital Community Development Fund, L.L.C. (“Advantage Capital”), one of our prior lenders, of its common units and detachable common stock warrants issued by certain of our subsidiaries for detachable common stock warrants of ours, which had a higher value.
(d)

Represents the change in estimated fair value of the detachable common stock warrants issued to the lenders in connection with (i) the Initial Tranche of the PennantPark Loan Agreement and (ii) the exchange described in (c) above. We recorded this warrant redemption liability, and reflect the changes in the estimated fair value thereof, because the warrant holders may require us to redeem the warrants for cash, in an amount equal to the estimated fair value of the warrants less the total exercise price of the redeemed warrants.

(e)	Represents a provision for uncollectible fee income recorded in connection with the liquidation in May 2013 of Ullico Casualty Company (“Ullico”), one of our insurance carrier clients from April 2009 until we terminated the contract effective March 26, 2012. See “Risk Factors—Our total fee income and fee income from related party are currently substantially dependent on our relationships with Guarantee Insurance and a small number of other insurance carrier clients.”

(9)	Reference premium written represents the aggregate premium, grossed up for large deductible credits, written by or for our insurance carrier partners in respect of the policies we produce and service on their behalf.

Risk Factors

An investment in our common stock involves significant risks. Before making a decision to purchase our common stock, you should carefully consider these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on our business, financial condition and results of operations. If this were to happen, the price of our shares could decline significantly and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Because we have a limited operating history as a stand-alone, combined company and business, our historical and pro forma financial condition and results of operations are not necessarily representative of the results we would have achieved as a stand-alone, combined, publicly-traded company and may not be a reliable indicator of our future results.

The activities comprising our business were historically conducted through various entities under common control with, or as part of the operations of, Guarantee Insurance and its other affiliates, and our business has only recently been consolidated under Patriot National and separated from the insurance risk taking operations of Guarantee Insurance Group. In addition, we have only recently completed the GUI Acquisition and the Patriot Care Management Acquisition. As a result, our history as a stand-alone entity is limited. Our historical and pro forma financial condition and results of operations included in this prospectus may not reflect what our business, financial condition, results of operations and cash flows would have been had we been a stand-alone, combined, publicly-traded company during the periods presented or what our business, financial condition, results of operations and cash flows will be in the future when we are such a company. As a result, you have limited information on which to evaluate our business. This is primarily because:

•	Most of our operations were separated from Guarantee Insurance and consolidated under Patriot National, Inc. in the Reorganization in November 2013, and on August 6, 2014 we acquired through the GUI Acquisition contracts to provide marketing, underwriting and policyholder services and through the Patriot Care Management Acquisition a business that provides nurse case management and bill review services.

•	Our historical combined financial statements have been derived from the separate financial statements and accounting records of Patriot National, Inc. and the various entities under common control which became its subsidiaries following the Reorganization and reflects assumptions made by us relating to allocations for periods prior to the Reorganization and the GUI Acquisition. The pro forma combined financial data gives effect to certain aspects of the GUI Acquisition not already reflected in our audited combined financial statements and the Patriot Care Management Acquisition. In addition, certain reclassification adjustments have been made in the presentation of the PCM historical amounts to conform PCM’s financial statement basis of presentation to that followed by us. The pro forma adjustments are based on information available at the time of the preparation of this prospectus, which in part includes a number of estimates and assumptions. For example, we have recorded the fair values of the assets acquired and liabilities assumed in the Patriot Care Management Acquisition based on preliminary estimates of their fair values. The determination of such fair values may be modified through August 6, 2015, one year from the consummation of the acquisition, as more information is obtained about the fair value of such assets acquired and liabilities assumed.

•	Our capital structure and sources of liquidity will change significantly from our historical capital structure and sources of liquidity presented in our historical combined financial statements following the consummation of this offering.

Risk Factors

•	We may incur increased costs and other significant changes may occur in our cost structure, management, financing, tax status and business operations as a result of our operating as a stand-alone, combined, publicly-traded company.

Our limited operating history as a stand-alone, combined company and business may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty as we may not be able to successfully implement the changes necessary to operate as a stand-alone, combined, publicly-traded company, and we may need to incur more costs, including additional legal, accounting, compliance and other expenses not reflected in our historical results, than anticipated. See “Risks Related to Our Common Stock and this Offering—Transformation into a public company may increase our costs and disrupt the regular operations of our business.”

Our business may be materially adversely impacted by general economic and labor market conditions.

We derive our revenue from the provision of services to the workers’ compensation insurance industry. Given the concentration of our business activities in this industry, we may be particularly exposed to certain economic downturns or other events that impact the labor market. Because a significant portion of the fees that we receive are based on a percentage of the reference premiums written for policies we produce and service, premium levels directly impact our revenues. Premium level growth is dependent in part upon payroll growth, which, in turn, is affected by underlying economic and labor market conditions. A poor economic environment and labor market could result in decreases in demand for our workers’ compensation insurance services as employers hire fewer workers, reduce wages or limit wage increases or curtail operations due to challenging market conditions. General business and economic conditions that could affect us, our carrier partners and our other clients include fluctuations in debt and equity capital markets, the availability and cost of credit, and investor and consumer confidence. In addition to the adverse effects caused by a weak labor market on demand for workers’ compensation insurance and related services, our carrier partners may experience increased losses in weak economic conditions because, among other things, it is more difficult to return injured workers to work when employers are otherwise reducing payrolls. This could cause them to reduce their business levels, which would in turn reduce the level of services we provide for them. In addition, some of our clients may cease offering workers’ compensation products, or cease operations completely, in the event of a prolonged deterioration in the economy, or be acquired by other companies. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The workers’ compensation insurance industry is cyclical in nature, which may affect our overall financial performance.

Historically, the workers’ compensation insurance market has witnessed cyclical periods of price competition and excess underwriting capacity (known as a “soft market”), followed by periods of high premium rates and shortages of underwriting capacity (known as a “hard market”). Because this cyclicality is due in large part to general economic factors and other events beyond our control, we cannot predict with certainty the timing or duration of changes in the market cycle.

In 2012 and 2013, the workers’ compensation insurance market underwent a modest “hardening” across many lines and geographic areas. In this environment, premium rates increased at a moderate pace across these fiscal years, our clients could still obtain coverage for their workers’ compensation insurance needs and there was adequate capacity in the market. Because a significant portion of the fees that we receive are based on a percentage of the reference premiums written for policies we service, increases in premium rates resulted in corresponding increases in our revenues during this period. It is not clear whether this firming is sustainable given the continued uncertainty of the current economic environment.

Risk Factors

As a provider of services to the workers’ compensation insurance market, our business is likely to be impacted by this cyclical market pattern, although it is difficult to predict, overall, the exact nature and extent of such impact. For example, in a soft market, our agency and other service fees that are based on a percentage of reference premiums written could decline, although demand for our cost containment and other services could increase as insurers seek to decrease expenses and additional insurers enter the market, which increases our potential client base. In a hard market, our service fees that are based on a percentage of reference premiums written could increase, although we could experience less demand for cost containment services. Moreover, in a hard market, insurance companies typically become more selective in the workers’ compensation risks they underwrite and insurance premiums increase. This often results in a reduction in industry-wide claims volumes, which could reduce demand for our claims administration, cost containment and other related services. If we are unable to accurately predict or react to any such market conditions, or if severe or unusual market conditions impact us in an unforeseen manner, our business, financial condition and results of operations could be adversely impacted.

In addition, there have been and may continue to be various trends in the insurance industry toward alternative insurance markets including, among other things, greater recourse to self-insurance, reinsurance captive entities, risk retention groups and non-insurance capital markets-based solutions to traditional insurance. While historically we have been able to participate in reinsurance captive entities solutions on behalf of our clients and obtain fee revenue for such services, there can be no assurance that we will continue to do so or that we will adequately adapt to new trends in this area, or that any potential increase in revenues from such activities would compensate for losses in our other primary businesses.

We may be more vulnerable to negative developments in the workers’ compensation insurance industry than companies that also provide outsourced services for other lines of insurance.

Our business involves providing outsourcing services within the workers’ compensation marketplace for insurance companies and other clients, and we currently do not have plans to focus our efforts on other lines of insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have a greater adverse effect on our business, financial condition and results of operations than on more diversified companies that also provide outsourced services for other lines of insurance.

If workers’ compensation claims decline, in frequency or severity, our results of operations and financial condition may be adversely affected.

The frequency of workers’ compensation claims has been declining over the past few decades, but the severity of claims, in terms of both indemnity payment costs and medical costs, has generally increased. If, as a result of market conditions, regulatory changes or other factors, claims frequency declines more than anticipated, or if claims severity declines, our business could be adversely impacted. In addition, a prolonged economic downturn could lead to fewer workers on a national level and could lead to fewer work-related injuries. Technological innovations and changes in the character of the U.S. labor market over time could also lead to fewer work-related injuries and thus fewer workers’ compensation claims.

In addition, the impact of changes in the healthcare industry, as a result of the Patient Protection and Affordable Care Act (the “PPACA”) or otherwise, is uncertain, but could include impacts on frequency (for example, by increasing healthcare insurance coverage or the prevalence of preventative treatment) and severity (by impacting the medical costs associated with claims) of workers’ compensation claims.

Risk Factors

If declines in the frequency or the severity of workers’ compensation claims occur and persist in states where we conduct significant business, it could result in lower premium rates, which would reduce the fees that we generate as a percentage of reference premiums written, and lower claims management costs for insurers and employers, which could reduce demand for our claims administration, cost containment and other services. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

Our total fee income and fee income from related party are currently substantially dependent on our relationships with Guarantee Insurance and a small number of other insurance carrier clients.

A substantial portion of our total fee income and fee income from related party is generated by providing brokerage and policyholder and claims administration services to Guarantee Insurance. A portion of the fees that we receive from Guarantee Insurance pursuant to our agreements are for Guarantee Insurance’s account (which we recognize as “fee income from related party”) and a portion of the fees are for the account of reinsurance captive entities to which Guarantee Insurance has ceded a portion of its written risk (which we recognize as “fee income”). See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Principal Components of Financial Statements—Revenue.” As a result, a substantial portion of fee income we recognize from non-related parties is nevertheless derived from our relationship with Guarantee Insurance. For the nine months ended September 30, 2014, we recognized an aggregate of $41.5 million in total fee income and fee income from related party pursuant to contracts with Guarantee Insurance, and our fee income from related party was $24.6 million. For the year ended December 31, 2013, we recognized an aggregate of $25.0 million in total fee income and fee income from related party pursuant to contracts with Guarantee Insurance, and our fee income from related party was $9.4 million. Our total fee income and fee income from related party pursuant to contracts with Guarantee Insurance and our fee income from related party constituted 66% and 39%, respectively, of our total fee income and fee income from related party for the nine months ended September 30, 2014 and 44% and 17%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2013.

To a lesser but still significant extent, a substantial portion of our total fee income and fee income from related party is generated from our relationship with Zurich. Fee income for services provided to Zurich constituted 22% and 38% of our total fee income and fee income from related party for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

Although we intend to expand our relationships with additional carrier partners and our service offerings to third-party clients in the future, we expect that in the near-term a significant portion of our revenues will continue to be derived through our relationships with Guarantee Insurance, Zurich and Scottsdale. As such, we will continue to be significantly impacted by the overall business levels of these carrier partners. While we have a limited ability to affect their business levels through the services we provide, their business levels are largely impacted by many factors outside of our control. For example, the general effects of economic and labor market conditions on business levels, a variety of market or regulatory factors can impact our carrier partners’ decisions regarding the markets they enter, the products they offer and the industries they target. In addition, their business levels will depend on their ability to attract and retain policyholders, which can be impacted by their competitiveness in terms of financial strength, ratings, reputation, pricing, product offerings (including alternative market offerings) and other factors that independent retail agencies and policyholders consider attractive. A reduction in the business levels of our carrier partners would result in a reduction of the services we provide to them and the amount of revenues we generate from such services, which, assuming we have not expanded our relationships with additional carrier partners or other clients, could represent a significant portion of our revenues.

Risk Factors

Further, if the premium rates assessed by our carrier partners decreased, we would experience a corresponding decrease in the revenues that we derive from these carrier partners because a significant portion of the fee revenue we receive from providing services to them is based on a percentage of reference premiums written for the policies that we produce and service. We do not have any ability to control such rates, and in certain states premium rates are established by regulation. Further, our insurance carrier clients may in the future seek to reduce the service fees paid to us.

Our carrier partners also have the ability to terminate their agreements with us under certain circumstances, as described in more detail under “Business—Clients”. In addition, some of our clients may cease offering workers’ compensation products, or cease operations completely. For example, in March 2012 we were forced to terminate our program administrator agreement with Ullico, one of our insurance carrier clients, and to commence a process to wind-down our program under this agreement. The basis for termination, pursuant to the agreement, was the sudden and substantial deterioration of Ullico’s financial position and results of operations. Subsequent to the termination of the agreement with Ullico, Ullico continued to remit portions of the total fee income receivable to us, and we believed it was more likely than not that all remaining outstanding balances due from Ullico would be paid to us based on the sufficiency of Ullico’s cash and invested assets through and as of December 31, 2012. On March 11, 2013, the Delaware Insurance Commissioner commenced rehabilitation proceedings against Ullico and, subsequently on May 30, 2013, Ullico was liquidated. Based on these developments, we determined in 2013 that it was probable that the remaining outstanding balances due from Ullico were impaired and a provision was established for 100% of these balances due.

In the event our carrier partners terminate their agreements with us, our clients cease offering workers’ compensation products, our clients cease operations completely, or under certain other circumstances, we could experience a significant decrease in revenue. Under such circumstances, we would attempt to replace that relationship and transition the business to another carrier partner. However, there can be no assurance that we would be able to do so successfully or at all.

Further, we are subject to counterparty credit risk due to our dependence on a small number of insurance carrier clients. Although we monitor our exposure to counterparty credit risk, if any of these clients ceases doing business or fails to perform its obligations under our contracts with them, our business, financial position and results of operations would be materially adversely affected.

For more information about Guarantee Insurance, Zurich and Scottsdale, and the terms of our relationships with them, see “Business—Clients” and “Certain Relationships and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance.”

Our relationship with Guarantee Insurance may create conflicts of interest, and we cannot be certain that all our transactions with Guarantee Insurance will be conducted on the same terms as those available from unaffiliated third parties.

Immediately upon consummation of this offering, Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, will beneficially own 60.4% of the outstanding shares of our common stock and substantially all of the outstanding equity of Guarantee Insurance Group, the parent company of Guarantee Insurance. As such, we cannot assure you all of our transactions with Guarantee Insurance will be on the same terms as those available with unaffiliated third parties or that the affiliation will not impact otherwise impact our actions in a manner that is adverse to us or our stockholders. Although most of our operations were separated from Guarantee Insurance and consolidated under Patriot National, Inc. in the Reorganization in November 2013, a substantial portion of our revenues is generated through our relationship with Guarantee Insurance. Our total fee income and fee income from related party pursuant to

Risk Factors

contracts with Guarantee Insurance and our fee income from related party constituted 66% and 39%, respectively, of our total fee income and fee income from related party for the nine months ended September 30, 2014 and 44% and 17%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2013. Furthermore, on August 6, 2014, we acquired, through the Acquisitions, contracts to provide marketing, underwriting and policyholder services and our Patriot Care Management Business from entities controlled by Mr. Mariano; concurrently, we also entered into a new agreement with Guarantee Insurance to provide all such services that GUI had provided to Guarantee Insurance, its parent, prior to the GUI Acquisition.

Although Mr. Mariano is no longer a board member or officer of Guarantee Insurance Group or Guarantee Insurance, and we have implemented a related party transaction policy in connection with this offering, because of his ownership position in Guarantee Insurance Group, Mr. Mariano’s interests in our dealings with Guarantee Insurance may not align with our other stockholders. See “Certain Relationships and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance.”

If we cannot sustain our relationships with independent retail agencies, we may be unable to operate profitably.

We market and sell the insurance products of our carrier partners primarily through direct contracts with over 1,000 independent, non-exclusive retail agencies, some of which account for a large portion of our revenues. Other insurance companies and insurance service companies compete with us for the services and allegiance of these agencies. These agencies may choose to direct business to our competitors, or may direct less desirable business to us. Our business relationships with these agencies are generally governed by our standard form agreements with them that typically provide that the agreement may be terminated on 30 days’ notice by either party without cause.

For the year ended December 31, 2013, approximately 12% and 5% of our total premiums written for policies issued by Guarantee Insurance and by us on behalf of our carrier partners were derived from various offices of Phoenix Risk Management Insurance Services, Inc. and Appalachian Underwriters, Inc., respectively, and for the nine months ended September 30, 2014, approximately 7% of our total premiums written for policies issued by us on behalf of our carrier partners were derived from various offices of TriGen Insurance Solutions, Inc. No other agencies accounted for more than 5% of our total premiums written.

As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers’ compensation insurance products through our carrier partners that meet the requirements and preferences of our independent retail agencies and their clients. A significant decrease in business from, or the entire loss of, our largest agencies or several of our other large agencies would have a material adverse effect on our business, financial condition and results of operations.

Our geographic concentration ties our performance to business, economic and regulatory conditions in certain states, and unfavorable conditions in these states could have a significant adverse impact on our business, financial condition and results of operations.

As of September 30, 2014, a majority of our reference premiums written is concentrated in Florida, California, New Jersey, Georgia, New York and Pennsylvania, with Florida and California being the largest contributors.

Our workers’ compensation insurance service operations could be particularly adversely affected by an economic downturn in one or more of these states. In addition to the various other factors that could

Risk Factors

impact the economic and labor market conditions in these states, conditions could be affected by local or regional events, including natural disasters, such as hurricanes or earthquakes, or other catastrophic events that disrupt the local economy and cause businesses to cease operations or decrease payroll, thus reducing demand for workers’ compensation insurance.

We could also be adversely affected by any material change in law, regulation or any court decision affecting the workers’ compensation insurance industry generally in these states. For example, in Florida and New Jersey where a significant portion of the policies that we service are written, insurance regulators establish the premium rates charged by our carrier partners. If insurance regulators in these states decrease premium rates or prevent them from increasing, it would directly adversely impact our fees that are based on a percentage of reference premiums written. In addition, if regulators set rates below those that our carrier partners require to maintain profitability, our carrier partners may be less willing to write policies in those states or attempt to negotiate lower fees from us, which would adversely impact the revenues we generate through our relationships with our carrier partners.

Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive regulation and supervision and our failure to comply with such regulation or adapt to new regulatory and legislative initiatives may adversely impact our business.

We are subject to extensive regulation by the insurance regulatory agencies of the states in which we are licensed and, to a lesser extent, federal regulation. For example, approximately half of the states in the United States have enacted laws that require licensing of businesses which provide medical review services such as ours. Some of these laws apply to medical review of care covered by workers’ compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. We are also subject to state insurance fraud provisions, as well as federal fraud-and-abuse, anti-kickback and false claims statutes. Such laws, regulation and supervision could reduce our profitability or growth by increasing compliance costs or by restricting the products or services we may sell, the markets we may enter, the methods by which we may sell products and services, the prices we may charge for our services and the form of compensation we may accept from our carrier partners and other clients. Failure to comply with these laws and regulation may result in the suspension or revocation of licenses, censures, redress to clients and fines.

Licensing laws and regulations vary from state to state, but in general many of the services that we provide require licensing. For example, our policyholder services and claims administration activities generally require licensing at the state level. In all states, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of regulations and conviction of crimes. Possible sanctions which may be imposed by regulatory authorities include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines.

Further, state insurance regulators and the National Association of Insurance Commissioners (“NAIC”) continually re-examine existing laws and regulations, and such re-examination may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations thereof, that adversely affect our business. In some instances, we follow practices based on interpretations of laws and regulations generally followed by the industry, which may prove to be different from the interpretations of regulatory authorities.

Risk Factors

In addition, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational changes that could result in lost revenues or higher costs or hinder our ability to operate our business. For example, we offer reinsurance captive entity design and management services, and expect to be able to continue offering such services. The NAIC has established a subgroup to study the use of reinsurance captive entities and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations. Any action by federal, state or other regulators that adversely affects our ability to offer services in relation to reinsurance captive entities, either retroactively or prospectively, could have an adverse effect on our business, financial condition and results of operations.

Additionally, the method by which insurance brokers are compensated has received substantial scrutiny in the past decade because of the potential for conflicts of interest. Adverse regulatory developments regarding the forms of compensation we can receive (for example, contingent commissions), could adversely affect our business, financial condition and results of operations.

In addition to compliance challenges posed by the regulatory environment in which we operate, regulatory changes could also affect the fundamentals of our business if they reduced demand for our services. For example, any change to workers’ compensation laws or regulations that reduced demand for workers’ compensation insurance or resulted in fewer or less severe workers’ compensation claims could adversely impact our business and prospects.

Our carrier partners, as insurance companies, are also heavily regulated by the states in which they operate, as well as by the federal government for participation in government sponsored programs such as Medicare and Medicaid. They are subject to regulations regarding, among other things, solvency, capital levels, loss reserves, investments, pricing, and affiliate transactions. Although we are not subject to regulation as an insurance company, pursuant to our agreements with our insurance carrier clients, we assume liability for compliance with all applicable laws, regulations and regulatory bulletins regarding the reporting of policy data for our clients. We are liable for payments or reimbursements in connection with any fines or penalties imposed on our clients arising out of services we perform for them under the agreements, and we would be required participate fully with our clients in any action plan or other corrective measures required by any regulatory agency or body, which could be costly and divert management’s attention. In addition, we could also be indirectly impacted by regulatory changes that affect our carrier partners if they cause them to terminate or alter their relationships with us.

Our carrier partners can also be impacted by federal legislation. For example, the Terrorism Risk Insurance Act (“TRIA”), which provides a federal backstop insurance program for acts of terrorism, is scheduled to expire at the end of 2020. Because workers’ compensation carriers are not able to exclude acts of terrorism from the coverage they offer, if the TRIA is not extended beyond 2020, its expiration could lead to reduced capacity of private insurers if they are unable to sufficiently increase premium rates or are otherwise unwilling to take on the additional risk. Should the TRIA expire and our carrier partners decrease their business levels in certain markets where we provide services for them, it could decrease the revenues we generate in those markets. We are unable to predict whether the TRIA will be extended beyond 2020 or whether any such extension would include changes to the TRIA that would negatively impact our carrier partners.

In addition, we are required to comply with federal and state laws governing the transmission, security and privacy of individually identifiable health information that we may obtain or have access to in connection with the provision of our services, including the Health Insurance Portability and Accountability Act (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), which sets forth health information security breach notification

Risk Factors

requirements and increased penalties for violation of HIPAA. Despite the security measures that we have in place to ensure compliance with these privacy and data protection laws, our facilities and systems, and those of our insurance carrier clients and other clients, are vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors or other similar events. Enforcement actions for violation of the applicable privacy and data protection laws against us could be costly and could interrupt regular operations, which may adversely affect our business. While we have not received any notices of any such violation and believe we are in compliance with such laws, there can be no assurance that we will not receive such notices in the future.

We are unable to predict what additional government initiatives, if any, affecting our business may be promulgated in the future. Proposals for healthcare legislative reforms are regularly considered at the federal and state levels. To the extent that such proposals affect workers’ compensation, such proposals may adversely affect our business, financial condition and results of operations. Our business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements. See “Business—Regulation.”

Changes in the healthcare industry could adversely impact our performance.

Our recently acquired Patriot Care Management Business provides healthcare cost containment services in connection with workers’ compensation claims, including bill review and telephonic nurse case management. As a result of the PPACA and other regulatory and industry initiatives, the healthcare industry has been evolving rapidly in recent years and is expected to continue to do so. The impact of these changes on our business is uncertain, but it is possible that they could result in reduced demand for, or effectiveness of, our healthcare cost containment services. For example, if the PPACA is successful in increasing healthcare coverage, improving wellness and/or slowing the growth rate of, or even reducing healthcare costs, it could decrease the frequency and severity of workers’ compensation claims. Alternatively, if an increase in the availability of healthcare insurance coverage resulted in demand for healthcare services outpacing available supply, it could make it more difficult for us to contain healthcare costs.

In addition, healthcare providers have become more active in their efforts to minimize the use of certain cost containment techniques by insurers and are engaging in litigation to avoid application of certain cost containment practices. Recent litigation between healthcare providers and insurers has challenged certain insurers’ claims adjudication and reimbursement decisions. Although these lawsuits do not directly involve us or any services we provide, these cases may affect the use by insurers of certain cost containment services that we provide and may result in a decrease in revenue from our cost containment business.

If we are unable to adapt to healthcare market changes with our existing services or by developing and providing new services, our business would be adversely affected.

If we fail to grow our business organically we may be unable to execute our business plan or adequately address competitive challenges.

As part of our growth strategy, we intend to diversify our business by entering into relationships with additional insurance carrier and other clients. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire other resources necessary to service such growth adequately. While we have recently engaged in relationships with additional insurance carrier and other clients, we cannot be certain that these relationships will be successful in generating revenue or that we will be successful in establishing relationships with other potential insurance carrier and other clients that we identify in the future. In addition, the integration and

Risk Factors

management of new client relationships may divert management time and focus from operating our current businesses, and the development of the technology and other infrastructure necessary to service or facilitate new relationships could require substantial effort and expense.

We have limited experience in acquiring other companies and businesses, and we may have difficulty integrating the operations of companies or businesses that we may acquire and may incur substantial costs in connection therewith.

A significant component of our growth strategy is the acquisition of other insurance services operations. Our experience acquiring companies has been relatively limited to date, and all such experience has been in transactions with related parties. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. The costs and benefits of future acquisitions are uncertain. Any of these transactions could be material to our business, financial condition and results of operations. In addition, the process of integrating the operations of an acquired company may create unforeseen operating difficulties and expenditures. The key areas where we may face risks and uncertainties include:

➢	the need to implement or remediate controls, procedures and policies appropriate for a public company at companies that, prior to the acquisition, lacked these controls, procedures and policies;

➢	disruption of ongoing business, diversion of resources and of management time and focus from operating our business to acquisitions and integration challenges;

➢	our ability to achieve anticipated benefits of acquisitions by successfully marketing the service offerings of acquired businesses to our existing partners and clients, or by successfully marketing our existing service offerings to clients and partners of acquired businesses;

➢	the negative impact of acquisitions on our results of operations as a result of large one-time charges, substantial debt or liabilities acquired or incurred, amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets, or adverse tax consequences, substantial depreciation or deferred compensation charges;

➢	the need to ensure that we comply with all regulatory requirements in connection with and following the completion of acquisitions;

➢	retaining employees and clients and otherwise preserving the value of the assets of the businesses we acquire; and

➢	the need to integrate each acquired business’s accounting, information technology, human resource and other administrative systems to permit effective management.

Due to the fragmented nature of the workers’ compensation insurance services industry, it may be difficult to identify appropriate acquisition targets. Even if we identify appropriate targets, we may be unable to acquire businesses on terms that we consider acceptable due to a variety of factors, including competition from other strategic buyers or financial buyers. Furthermore, in order to achieve the growth we seek, we may acquire numerous smaller market participants, which could require significant attention from management and increase risks, costs and uncertainties associated with integration.

Our goodwill and intangible assets could become impaired, which could lead to material non-cash charges against earnings.

As of September 30, 2014, we had approximately $59.4 million of goodwill and approximately $20.5 million of net intangible assets (the latter, net of a deferred tax liability of approximately $13.7 million) recorded, which represents, in the aggregate, 58% of our total assets. This goodwill and intangible assets

Risk Factors

are primarily associated with the Acquisitions. We assess potential impairment on our goodwill and intangible asset balances, including client lists, on an annual basis, or more frequently if there is any indication that the asset may be impaired. Any impairment of goodwill or intangible assets resulting from this periodic assessment would result in a non-cash charge against current earnings, which could lead to a material impact on our results of operations, statements of financial position, and earnings per share. Any decline in future revenues, cash flows or growth rates as a result of further adverse changes in the economic environment, the failure of any acquired business to perform in accordance with our expectations or an adverse change resulting from new governmental regulations or other factors could lead to an impairment of goodwill or intangible assets.

We cannot assure you that we will enter into a senior secured credit facility on terms acceptable to us or at all, or that if we do so that we will be able to borrow all or any of the amounts committed thereunder.

In connection with this offering, we expect to enter into a new senior secured credit facility in the aggregate principal amount of up to $80.0 million, comprised of a $40.0 million revolving credit facility and a $40.0 million term loan facility, with BMO Harris Bank N.A., an affiliate of BMO Capital Markets Corp., as administrative agent. We have received a commitment letter from BMO Harris Bank N.A. relating to this senior secured credit facility. Assuming we enter into the senior secured credit facility, we intend to make borrowings of $40.0 million (or approximately $37.7 million net of loan fees). However, we cannot assure you that we will enter into this credit facility on terms acceptable to us or at all, or that if we do so that we will be able to borrow all or any of the amounts committed thereunder. The closing of this offering is not conditioned upon our entry into the senior secured credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Senior Secured Credit Facility” and “Underwriting (Conflicts of Interest).”

If we enter into the senior secured credit facility, this facility is likely to contain restrictive covenants that will limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Any credit facility that we may enter into is likely to impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto to, among other things:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

In addition, all obligations under the senior secured credit facility are expected to be guaranteed by all of our existing and future subsidiaries and to be secured by a first-priority perfected security interest in substantially all of our and our subsidiaries’ tangible and intangible assets, whether now owned or hereafter acquired, including a pledge of 100% of the stock of each guarantor.

Any credit facility that we may enter into is likely to require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants could include requirements that we maintain a maximum total leverage ratio and a minimum fixed charge coverage ratio.

Risk Factors

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, to finance our future operations or capital requirements, to make acquisitions or to pursue business opportunities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Senior Secured Credit Facility” and “Underwriting (Conflicts of Interest).”

We operate in a highly competitive industry, and others may have greater financial resources to compete effectively.

The market for workers’ compensation insurance services is highly competitive. Competition in our business is based on many factors. In competing to offer our services to insurance carriers, we compete based on pricing, quality and scope of available services, underwriting practices, reputation and reliability, ability to reduce claims expenses, customer service and general experience. In competing to place business on behalf of our carrier partners, competition is also based on the product offerings, premium pricing and financial strength, ratings and reputation of our carrier partners. In some cases, our competitors may offer lower priced products or services than we do. If our competitors offer more competitive prices, payment plans, services or commissions to independent retail agencies, we could lose our market share or have to reduce our prices in order to maintain our market share, which would adversely affect our profitability. If we are unable to reduce claims expenses for our carrier partners or otherwise demonstrate the value of our services to our partners and clients, we could lose our market share or be forced to offer lower priced services to maintain our market share. Our competitors are national and regional insurance companies that provide services similar to ours through in-house capabilities or separate divisions, and other workers’ compensation insurance agencies and service providers, many of which are significantly larger and possess considerably greater financial, marketing and other resources than we do. As a result of this scale, they may be able to capitalize on lower expenses to offer more competitive pricing.

In policyholder services, we believe we compete with numerous national wholesale agents and brokers, as well as insurance companies that sell directly to clients. In claims administration services, we compete with numerous businesses of varying sizes that offer claims management, cost containment, and/or other services that are similar to those that we offer. With respect to our insurance carrier clients in particular, we also compete with insurance companies that service their policies in-house rather than outsourcing to a provider like us. In all of the services we provide, we also compete with numerous smaller market participants that may operate in a particular geographic area or segment of the market, or offer only a particular service.

Many of our competitors are multi-line carriers that can provide workers’ compensation insurance and related services at a loss in order to obtain other lines of business at a profit. While we believe our outsourcing services could offer an attractive alternative to such multi-line carriers, it may be difficult for us and our carrier partners to compete with such carriers if they continue to service their policies in-house at a loss. If we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

We compete on the basis of the quality of our outcome-driven service model, and our failure to continue to perform at high levels could adversely affect our business.

We believe our ability to deliver demonstrable value and help our clients generate cost savings through our proprietary SWARM process and other cost containment services is a key competitive advantage. As we grow, whether organically or through acquisitions, we may expand into different geographic regions or

Risk Factors

service policies in different industries and risk classes. We will also need to adapt to regulatory and technological changes over time. If we are unable to adapt our processes and services as necessary to maintain our historical performance levels in terms of claims processing and closure rates as a result of this growth and change, it could adversely affect our client relationships and ability to earn and retain business.

Our business is dependent on the efforts of our senior management and other key employees who leverage their industry expertise, knowledge of our markets and services and relationships with independent retail agencies that sell the insurance products of our carrier partners.

We believe our success will depend in substantial part upon our ability to attract and retain qualified executive officers and other skilled employees who are knowledgeable about our business and strategy. We rely substantially on the services of our executive management team and other key employees, including Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, who will beneficially own 60.4% of the outstanding shares of our common stock immediately following the consummation of this offering. Although we are not aware of any planned departures or retirements of any member of our senior management team, if we were to lose the services of one or more such members, our business, financial condition and results of operations could be adversely affected.

Our success will also depend on our ability to attract and retain highly-qualified personnel to operate our claims management and cost containment services. We believe that our ability to deliver a high-quality and cost-effective claims management solution through our proprietary SWARM process is a key competitive advantage, and experienced and knowledgeable managers and personnel are an important component of this process. If we are unable to attract and retain such managers and personnel on satisfactory terms, especially as we grow our business, our performance and results of operations could be adversely affected.

We are reliant on our information processing systems and any failure or inadequate performance of these systems could have a material adverse effect on our business, financial condition and results of operations.

Our business relies on information systems to provide effective and efficient service to our carrier partners and other clients, process claims, and timely and accurately report results to carriers. In particular, our WCE system plays a pivotal role in all aspects of the services we provide, which can range from the issuance of new policies on behalf of carrier partners, to the administration and adjudication of claims. We made a significant investment in this system and deployed it in August 2013 as our primary system, and we believe it is a key factor in our ability to provide a comprehensive range of services to our carrier partners and to differentiate ourselves from our competitors in all aspects of our business. However, we have only used WCE as our primary system since August 2013 and we cannot be certain that we will not experience interruptions or other system failures in the future, or that the system will meet our performance expectations and that of our carrier partners and independent retail agencies, although we have not experienced significant interruptions or issues to date.

An interruption of our access to, or failure in the performance of, our WCE system or our other information technology, telecommunications or other systems could significantly impair our ability to perform essential services on a timely basis. If sustained or repeated, such an interruption or failure could result in a deterioration of our ability to process new and renewal business, provide customer service, manage and investigate claims in a timely and cost-effective manner or perform other necessary business functions. Any of the foregoing could result in a loss of confidence by our carrier partners or otherwise adversely affect our relationships with them. In addition, we expect that a considerable amount of our

Risk Factors

future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to clients and payors of healthcare services and expenses. If we experience such interruptions or failures, or if the WCE system does not provide the benefits we anticipate or support our future growth, we could be required to invest significant funds in the upgrade, modification or repair of the system.

Interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure, or damage caused by fire, tornadoes, lightning, electrical power outage, or other disruption could have a material adverse effect on our business, financial condition and results of operations. Although we have disaster recovery procedures in place and insurance to protect against such contingencies, we cannot be sure that insurance or these services will continue to be available, cover all our losses or compensate us for the possible loss of clients occurring during any period that we are unable to provide business services.

In addition, we developed our WCE system in conjunction with a technology vendor. While we have a license from that vendor and have developed proprietary customizations for the WCE system, there can be no assurance that others have not developed or will not develop similar or superior technologies.

Cyber-attacks or other security breaches involving our computer systems or the systems of one or more of our clients, independent retail agencies or vendors could materially and adversely affect our business.

We manage a large amount of highly sensitive and confidential consumer information including personally identifiable information, protected health information and financial information, and are subject to regulatory requirements regarding data security. Our systems, including our WCE system, like others in the insurance services industry, are vulnerable to cyber security risks, and we are subject to potential disruption caused by cyber-attacks on our systems. Such attacks may have various goals, from seeking confidential information to causing operational disruption. Although to date such activities have not resulted in material disruptions to our operations or, to our knowledge, breach of any security or confidential information, and we have taken, and continue to take, actions to protect the security and privacy of our information, no assurance can be provided that such disruptions or breach will not occur in the future. In addition, in the event that new data security laws are implemented, or our carrier partners or other clients determine to impose new requirements on us relating to data security, we may not be able to timely comply with such requirements, or such requirements may not be compatible with the current processes employed by our WCE system. Any significant violations of data privacy and failure to timely implement required changes could result in the loss of business, litigation, regulatory investigations, penalties or negative publicity that could damage our reputation with existing or potential carrier partners and clients and adversely affect our business.

If we infringe on the proprietary rights of others, our business operations may be disrupted, and any related litigation could be time consuming and costly.

Third parties may claim that we have violated their intellectual property rights. Any such claim, with or without merit, could subject us to costly litigation and divert the attention of key personnel. To the extent that we violate a patent or other intellectual property right of a third party, we may be prevented from operating our business as planned, and we may be required to pay damages, to obtain a license, if available, to use the right or to use a non-infringing method, if possible, to accomplish our objectives. The cost of such activity could have a material adverse effect on our business.

Risk Factors

We are, and may become, party to lawsuits or other claims that could adversely impact our business.

In the normal course of our business, we are named as a defendant in suits by insureds or claimants contesting decisions by us or our clients with respect to the settlement of claims. There can be no assurance that additional lawsuits will not be filed against us. There also can be no assurance that any such lawsuits will not have a disruptive impact upon the operation of our business, and that the defense of the lawsuits will not consume the time and attention of our senior management and financial resources or that the resolution of any such litigation will not have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

There has been no prior public market for our common stock, and, therefore, we cannot be certain that an active trading market for our common stock will develop.

Prior to this offering, there has not been a public trading market for our common stock. While our common stock has been approved for listing on the NYSE under the symbol “PN” following this offering, it is possible that an active, liquid trading market will not develop upon consummation of this offering or that the market price of our common stock will decline below the initial public offering price. The initial public offering price per share will be determined by negotiation among us and the underwriters and may not be indicative of the market price of our common stock upon consummation of this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The trading price of our common stock may decline after this offering, and you may not be able to resell shares of our common stock at prices equal to or greater than the price you paid or at all.

The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including, among others:

➢	our results of operations and financial condition;

➢	changes in expectations as to our future results of operations and prospects, including financial estimates and projections by securities analysts and investors;

➢	results of operations that vary from those expected by securities analysts and investors;

➢	developments in the workers’ compensation, insurance or healthcare industries;

➢	additions and departures of key personnel;

➢	strategic decisions by us, our carrier partners, our other clients or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

➢	changes in applicable laws and regulations;

➢	changes in accounting principles;

➢	announcements of claims against us by third parties;

➢	future sales of our common stock by us, significant stockholders or our directors or executive officers;

Risk Factors

➢	changes in workers’ compensation insurance premium rates or levels or the frequency or severity of claims;

➢	changes in general market and economic and labor market conditions;

➢	volatile and unpredictable developments, including man-made, weather-related and other natural disasters, catastrophes or terrorist attacks in the geographic regions in which we operate; and

➢	increased competition, or the performance, or the perceived or anticipated performance, of our competitors.

In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may be less than the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them, or at all. Further, we could be the subject of securities class action litigation due to any such stock price volatility, which could divert management’s attention and adversely affect our results of operation.

Public investors will suffer immediate and substantial dilution as a result of this offering.

The initial public offering price per share is significantly higher than our pro forma net tangible book value per share of our common stock. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of shares of our common stock at an assumed initial offering price of $17.00 per share, and the application of the estimated net proceeds therefrom, less an amount equal to the underwriting discounts and commissions and expenses, you will incur immediate dilution of approximately $17.71 in the pro forma net tangible book value per share if you purchase common stock in this offering. See “Dilution” for additional information.

Our founder, Chairman, President and Chief Executive Officer owns a significant percentage of our outstanding capital stock and will be able to influence stockholder and management decisions, which may conflict with your interests as a stockholder.

Immediately upon consummation of this offering, Mr. Mariano, our founder, Chairman, President and Chief Executive Officer will beneficially own 60.4% of the outstanding shares of our common stock. As a result of his ownership position, Mr. Mariano may have the ability to significantly influence matters requiring stockholder approval, including, without limitation, the election or removal of directors, mergers, acquisitions, changes of control of our company and sales of all or substantially all of our assets. In addition, because he is also our Chief Executive Officer, he will have significant influence in our management and affairs. This control may delay, deter or prevent acts that may be favored by our other shareholders, as the interests of Mr. Mariano may not always coincide with the interests of our other shareholders. In particular Mr. Mariano owns substantially all of the outstanding equity of Guarantee Insurance Group, the parent company of Guarantee Insurance. As such, we cannot assure you all of our transactions with Guarantee Insurance will be on the same terms as those available with unaffiliated third parties or that the affiliation will not impact otherwise impact our actions in a manner that is adverse to us or our stockholders. See “Risks Related to Our Business—Our relationship with Guarantee Insurance may create conflicts of interest, and we cannot be certain that all our transactions with Guarantee Insurance will be conducted on the same terms as those available from unaffiliated third parties.” Although Mr. Mariano is no longer a board member or officer of Guarantee Insurance Group or Guarantee Insurance, and we have implemented a related party transaction policy in connection with

Risk Factors

this offering, we cannot provide assurance that he will not be influenced by his interest in Guarantee Insurance Group and seek to cause us to take courses of action that might involve risks to our other shareholders or adversely affect us or our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with a significant shareholder.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering we will have a total of 25,424,715 shares of common stock outstanding (or 26,527,215 shares if the underwriters exercise in full their over-allotment option). Of the outstanding shares, the 7,350,000 shares sold in this offering (or 8,452,500 shares if the underwriters exercise in full their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining 18,074,715 shares, representing 71.1% of our total outstanding shares of common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale upon consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we and the selling stockholders, our directors, director nominees and executive officers, and certain other holders of substantially all of our common stock and other equity securities have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of UBS Securities LLC. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

We intend to grant equity awards under the 2014 Plan to certain of our employees in connection with this offering. As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock subject to issuance under the 2014 Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. We expect that the initial registration statement on Form S-8 will cover 2,824,968 shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates and subject to any restrictions imposed by the lock-up agreements described above.

Pursuant to the stockholders agreement, dated as of November 27, 2013, among us, Mr. Mariano, Mr. Del Pizzo, and the PennantPark Entities (as amended and restated on January 5, 2015 in connection

Risk Factors

with this offering, the “Stockholders Agreement”) and the warrants described under “Description of Capital Stock—Warrants,” PennantPark Investment Corporation and certain of its affiliates (the “PennantPark Entities”), Advantage Capital and Mr. Del Pizzo have registration rights with respect to 1,891,785 shares of our common stock that they now hold or may acquire upon exercise of warrants. In connection with this offering, we entered into a new registration rights agreement with Mr. Mariano. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Upon the expiration of the lock-up agreements described above, 15,782,445 shares held by our affiliates would be subject to volume, manner of sale and other limitations under Rule 144. Upon consummation of this offering, the shares covered by registration rights would represent approximately 64.3% of our outstanding common stock (or 61.7%, if the underwriters exercise in full their over-allotment option). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we have no plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends or other distributions on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operation results, capital requirements, and contractual, regulatory and other restrictions, including restrictions contained in the senior secured credit facility or agreements governing any existing and future outstanding indebtedness we or our subsidiaries may incur, on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate, or we may require additional funds to pursue acquisition or expansion opportunities. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution. Our board is authorized to issue preferred stock which could have rights and preferences senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market

Risk Factors

conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock, diluting their interest or being subject to rights and preferences senior to their own.

If securities analysts do not publish research or reports about our business or if they downgrade or provide negative outlook on our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade or provide negative outlook on our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of our business or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, our stockholders may not have access to certain information that they may deem important.

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period, and, as a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

We could be an emerging growth company for up to five years following the date of this prospectus, although circumstances could cause us to lose that status earlier, upon the earliest of (i) the last day of the fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) the last day of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months and (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading

Risk Factors

market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be up to five years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates and Recently Issued Financial Accounting Standards—JOBS Act.”

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company and we expect to incur additional costs associated with operating as a public company, including hiring additional personnel, improving financial reporting systems, additional directors’ and officers’ liability insurance, director fees and expanding our facilities. We expect that these costs will relate to legal, regulatory, finance, accounting, investor relations and other administrative functions. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company.

In addition, we will become obligated to file with the SEC annual and quarterly information and other reports. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose significant compliance obligations and costs upon us.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and material adverse effect on our business, financial condition, results of operations or prospects.

We intend to evaluate our internal controls over financial reporting in order to allow management to report on our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” Our internal control over financial reporting does not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act. In particular, we have not yet established and adopted all of the formal policies, processes and practices related to financial reporting that will be necessary to comply with Section 404. Such policies, processes and practices are important to ensure the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting. During the course of our testing, we may identify deficiencies, which we may not be able to remediate in time to meet the deadline imposed by Sarbanes-Oxley Act for compliance with the requirements of Section 404. So long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404.

Risk Factors

Based on an analysis performed in connection with the preparation of our combined financial statements as of and for the year ended December 31, 2013, a material weakness was identified in connection with the incorrect classification of certain warrants outstanding as equity rather than debt. However, these warrants were reclassified as a liability in the financial statements as of and for the year ended December 31, 2013 and the nine months ended September 30, 2014, and we believe this weakness has been remediated, including through the hiring of additional staff and additional procedures as part of our financial statement close process.

If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We are not currently required to furnish a report on our internal control over financial reporting pursuant to the SEC’s rules under Section 404. We expect that these rules will apply to us when we file our Annual Report on Form 10-K for our fiscal year ending in December 2015, which we will be required to file in March 2016. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. We may also need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures or hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions, stock exchange delisting or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This could harm our reputation and cause us to lose existing clients or fail to gain new clients and otherwise negatively affect our financial condition, results of operations and cash flows. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

➢	a classified board of directors with staggered three-year terms;

➢	the ability of our board of directors to issue, and determine the rights, powers and preferences of, one or more series of preferred stock;

➢	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

➢	certain limitations on convening special stockholder meetings;

➢	the removal of directors only for cause and in certain circumstances only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class; and

➢	that certain provisions may be amended in certain circumstances only by the affirmative vote of at least 80% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

Risk Factors

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

The common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all our indebtedness and other non-equity claims with respect to assets available to satisfy claims on us, including in our liquidation. Additionally, our board of directors is authorized to issue series of preferred stock without any action on the part of the holders of our common stock. Holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock of depositary shares representing such preferred stock then outstanding.

Cautionary Note Regarding Forward-Looking Statements

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, strategies, assumptions, future revenues or performance, financing needs, business trends or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the risks and uncertainties set forth under “Risk Factors.”

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $113.2 million from this offering, assuming an initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or if the underwriters exercise in full their over-allotment option, we estimate that we will receive net proceeds of approximately $130.6 million). We will not receive any proceeds from the sale of the shares by the selling stockholders.

We intend to use the net proceeds from this offering, together with borrowings under the senior secured credit facility or cash on hand, as follows: (1) $66.8 million to repay all outstanding amounts under the amended and restated first lien term loan agreement, dated as of August 6, 2014 (the “PennantPark Loan Agreement”), between, among others, us and certain of our subsidiaries, as borrowers, certain of our other subsidiaries and certain affiliated entities, as guarantors, and PennantPark Investment Corporation and certain of its affiliates, as lenders, comprising (i) an initial tranche (the “Initial Tranche”) and (ii) an additional tranche (the “Additional Tranche”), and (2) $56.6 million to repay all outstanding amounts under the credit agreement, dated as of August 6, 2014 (the “UBS Credit Agreement”), between, among others, us and certain of our subsidiaries, the lenders party thereto and UBS Securities LLC, as lead arranger, bookmanager, documentation agent and syndication agent, in each case including accrued interest and applicable prepayment premiums.

As of September 30, 2014, we had approximately $66.5 million in outstanding borrowings under our PennantPark Loan Agreement and $56.6 million in outstanding borrowings under our UBS Credit Agreement. The borrowings under the Initial Tranche of the PennantPark Loan Agreement were used primarily in connection with the Reorganization, as described elsewhere in this prospectus. The borrowings under the Additional Tranche of the PennantPark Loan Agreement and the UBS Credit Agreement were used primarily in connection with the Acquisitions, as described elsewhere in this prospectus. During the nine months ended September 30, 2014, on a pro forma basis giving effect to the Acquisitions, outstanding borrowings under our PennantPark Loan Agreement accrued interest at a weighted average rate of 12.5% and outstanding borrowing under our UBS Credit Agreement accrued interest at a weighted average rate of 10.0%. Our PennantPark Loan Agreement requires quarterly amortizations with a final maturity on November 27, 2018. Amounts under our UBS Credit Agreement mature on August 6, 2019. UBS Securities LLC is a lender under our UBS Credit Agreement and will receive a portion of the proceeds of this offering. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

We plan to use the remaining net proceeds remaining after repayment of these borrowings for general corporate purposes, which, consistent with our growth strategy described elsewhere in this prospectus, may include possible acquisitions of, or investments in, businesses or other assets. While we routinely engage in discussions with third parties regarding potential acquisitions in the ordinary course of our business, we have no present understandings, commitments or agreements to enter into any acquisitions or investments. Our management will have broad discretion in the application of remaining net proceeds, and investors will be relying on the judgment of our management regarding the treatment of these proceeds.

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering would increase (decrease) our net proceeds from this offering by $15.8 million, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this

Use of Proceeds

offering by $6.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In connection with the repayment of the existing debt, we expect to incur, as of the closing of this offering, non-cash charges related to previously deferred and unamortized debt issuance costs. Assuming we borrow under the senior secured credit facility and repay the existing debt in full, we estimate that the non-cash charge will be approximately $8.8 million.

Dividend Policy

We do not currently anticipate paying any dividends on our common stock immediately following this offering. Following this offering and upon repayment of the PennantPark Loan Agreement and the UBS Credit Agreement, we may reevaluate our dividend policy. Any future determinations relating to our dividend policies and the declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our board of directors and, if we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Because we are a holding company with limited direct operations of our own, our ability to pay dividends in the future depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of the respective jurisdictions of organization of our operating subsidiaries, or restrictions contained in the senior secured credit facility or agreements governing any existing and future outstanding indebtedness we or our subsidiaries may incur, and restrictions contained in any other agreements of us or our subsidiaries.

In addition, under Delaware law, we may declare and pay dividends on our capital stock either out of our surplus, as defined in the relevant Delaware statutes, or if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, however, our capital, computed in accordance with the relevant Delaware statutes, has been diminished by depreciation in the value of our property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, we are prohibited from declaring and paying out of such net profits any dividends upon any shares of our capital stock until the deficiency has been repaired.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of September 30, 2014:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to the issuance of common stock in this offering, borrowings under the senior secured credit facility and the application of net proceeds therefrom.

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
In thousands	Actual	As Adjusted for this Offering(1)
	(unaudited)
Cash and cash equivalents(2)(3)	$8,026	$29,926
Capitalization:
Debt:
PennantPark Loan Agreement	$58,824	$—
UBS Credit Agreement(3)	54,991	—
Senior secured credit facility(3)	—	40,000
Capital lease obligations	5,341	5,341

Total debt	119,156	45,341
Equity:
Preferred stock, $0.001 par value; 100,000 shares authorized; no shares issued and outstanding actual and as further adjusted for this offering	—	—
Common stock, $0.001 par value; 1,000,000 shares authorized; 18,075 shares issued and outstanding actual and 25,425 as further adjusted for this offering(4)	14	21
Additional paid in capital	—	113,196
Accumulated deficit	(38,380)	(50,926)

Total stockholders’ equity (deficit)	(38,379)	62,291
Less non-controlling interest	(322)	(322)

Total Equity (Deficit)	(38,701)	61,969

Total Capitalization	$80,455	$107,310

(footnotes on following page)

Capitalization

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as further adjusted amount for each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total equity and total capitalization by approximately $6.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering would increase (decrease) our as further adjusted amount for each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total equity and total capitalization by approximately $15.8 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Does not include restricted cash of $5.1 million as of September 30, 2014, which is comprised of amounts received from our clients to be used exclusively for the payment of claims on behalf of those clients.
(3)	Reflects anticipated borrowings of $37.7 million (net of loan fees) under the proposed senior secured credit facility that we intend to enter into concurrently with this offering, and application of a portion of such borrowings, together with the net proceeds from this offering, to the repayment of all outstanding amounts under the PennantPark Loan Agreement and the UBS Credit Agreement and of the remaining portion to cash and cash equivalents. Assuming that we do not enter into the senior secured credit facility, or do not make such borrowings, and that $37.7 million of borrowings remain outstanding under the UBS Credit Agreement, as of September 30, 2014, our cash and cash equivalents (excluding restricted cash) would be $30.3 million, our total debt would be $43.0 million and our total capitalization would be $106.4 million. Based on our estimated cash and cash equivalents (excluding restricted cash) as of December 31, 2014, we believe that we will be in a position to repay all amounts under the PennantPark Loan Agreement and the UBS Credit Agreement with the net proceeds from this offering together with cash on hand. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Senior Secured Credit Facility.” The senior secured credit facility will also include a $40.0 million revolving credit facility which will be undrawn at the closing of this offering.
(4)	See “Prospectus Summary—The Offering” on page 14 of this prospectus for more detail regarding the number of outstanding shares presented.

Dilution

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

As of September 30, 2014, our net tangible book value (deficit) was approximately $(118.6) million, calculated as the total deficit from our combined balance sheet as of September 30, 2014, less goodwill and intangible assets as of September 30, 2014, plus our deferred tax liability related to intangible assets as of September 30, 2014. Our net tangible book value (deficit) as of September 30, 2014 was $(6.56) per share of our common stock based on 18,074,715 shares of common stock outstanding immediately prior to the closing of this offering. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving pro forma effect to our sale of the shares in this offering at an assumed initial public offering price of $17.00 per share and the application of the net proceeds therefrom, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value (deficit) as of September 30, 2014 would have been $(17.9) million, or $(.71) per share of our common stock. This amount represents an immediate increase in net tangible book value of $5.85 per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $17.71 per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Net tangible book value (deficit) per share as of September 30, 2014	$(6.56)
Increase in tangible book value (deficit) per share attributable to new investors	5.85
Adjusted net tangible book value (deficit) per share after giving effect to this offering		(.71)

Dilution per share to new investors		$17.71

Dilution is determined by subtracting adjusted net tangible book value per share of common stock after giving pro forma effect to this offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their over-allotment option, the adjusted tangible book value (deficit) per share as of September 30, 2014, after giving pro forma effect to the offering would be $(.02) per share. This represents an immediate increase in adjusted net tangible book value (or a decrease in net tangible book value deficit) of $.69 per share to the existing stockholders and an immediate and substantial dilution in adjusted net tangible book value of $17.02 per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, would increase (decrease) the net tangible book value attributable to new investors purchasing shares in

Dilution

this offering by $.27 per share and the dilution to new investors by $.27 per share. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering would increase (decrease) our net proceeds from this offering by $15.8, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) the net tangible book value attributable to new investors purchasing shares in this offering by $.63 per share and the dilution to new investors by $.63 per share.

The following table summarizes, as of September 30, 2014, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $17.00 per share for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders	18,074,715	71.1%	$3,896,989	3.0%	$.22
New investors	7,350,000	28.9%	124,950,000	97.0%	$17.00

	25,424,715	100%	$128,846,989	100%	$5.07

If the underwriters were to fully exercise their over-allotment option, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons would be 59.5% and the percentage of shares of our common stock held by new investors would be 31.9%.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

Unaudited Pro Forma Financial Information

We have derived the following unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2014 and 2013 from our unaudited combined financial statements, which is included elsewhere in this prospectus, and the unaudited consolidated financial statements of Patriot Care Holdings, Inc. (f/k/a MCRS Holdings, Inc.), our subsidiary operating the Patriot Care Management Business (“PCM”). We have derived the following unaudited pro forma condensed combined financial data for the year ended December 31, 2013 from our audited combined financial statements and the audited consolidated financial statements of PCM, both of which are also included elsewhere in this prospectus. Our unaudited interim combined financial statements have been prepared on the same basis as our audited combined financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited pro forma condensed combined financial statements. The unaudited consolidated financial statements of PCM have been prepared on the same basis as the audited consolidated financial statements of PCM and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet data as of September 30, 2014 gives effect to this offering, anticipated borrowings under the senior secured credit facility and the application of a portion of the net proceeds therefrom to repay outstanding indebtedness as described under “Use of Proceeds” as if such events had been completed as of September 30, 2014.

The unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 give effect, to:

➢	the additional statement of operations impact of the financing we incurred in connection with the GUI Acquisition, including the issuance of additional warrants to the lenders;

➢	the Patriot Care Management Acquisition; and

➢	this offering, anticipated borrowings under the senior secured credit facility and the application of a portion of the net proceeds therefrom to repay indebtedness as described under “Use of Proceeds,”

as if all such events had been completed as of January 1, 2013.

The unaudited pro forma condensed combined financial data should be read in conjunction with the disclosures set forth under “Capitalization,” “Selected Historical Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined and consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

THE GUI ACQUISITION

We and GUI are under common control. Accordingly, as discussed in Note 12 to our audited combined financial statements, we recognized the net assets acquired in the GUI Acquisition at GUI’s carrying amounts as of the acquisition date pursuant to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations, and our audited combined financial statements and unaudited interim combined financial statements include the revenues and

Unaudited Pro Forma Financial Information

expenses associated with the contracts and certain other assets acquired and liabilities assumed from GUI, retrospectively, as if the transaction had occurred as of January 1, 2013. Additionally, the fixed assets and other long term assets acquired from GUI and the capital lease obligation assumed from GUI are included in our combined balance sheets as of September 30, 2014, December 31, 2013 and December 31, 2012. All other assets and liabilities of GUI, however, that were not acquired by us on August 6, 2014, are not included in our combined balance sheets as of September 30, 2014, December 31, 2013 or December 31, 2012. In addition, we eliminated in consolidation in the accompanying combined balance sheets as of September 30, 2014, December 31, 2013 and December 31, 2012 the following: the note receivable from Guarantee Insurance to us comprising principal and accrued but unpaid interest under a surplus note (the “Surplus Note”) transferred to GUI and balances payable to GUI from us, both of which were included as part of our consideration for the contracts and certain other assets acquired and liabilities assumed, together with the note payable associated with the acquisition of the contracts and certain other assets.

The following unaudited pro forma condensed combined statements of operations give effect to the additional statement of operations impact of the financing we incurred in connection with the GUI Acquisition, including the issuance of additional warrants to the lenders, as if such acquisition had occurred on January 1, 2013.

As part of the GUI Acquisition, we acquired a contract to provide a limited subset of our brokerage and policyholder services to Guarantee Insurance, the balance of which had historically been provided without a contract as GUI is a subsidiary of Guarantee Insurance. The revenues and expenses associated with this contract are accordingly reflected in our historical combined financial statements up to August 6, 2014. Immediately following the GUI Acquisition, we entered into a new agreement with Guarantee Insurance on August 6, 2014 to provide all of our brokerage and policyholder services to Guarantee Insurance. The revenues and expenses associated with this new agreement are reflected in our combined financial statements from August 6, 2014 and are not reflected in our historical financial statements as of or for any earlier period.

THE PATRIOT CARE MANAGEMENT ACQUISITION

The following unaudited pro forma condensed combined statements of operations give effect to our acquisition, effective August 6, 2014, of the Patriot Care Management Business. The Patriot Care Management Business had been previously controlled by Mr. Mariano and was sold to MCMC in 2011. A portion of the consideration received by Mr. Mariano and other shareholders in that sale consisted of preferred equity issued by the parent of MCMC (the “MCMC preferred equity”). The MCMC preferred equity was held by Six Points Ventures 2, Inc. (“SPV2”), an entity controlled by Mr. Mariano.

Our acquisition of the Patriot Care Management Business had two components:

1.	the merger of SPV2 into one of our subsidiaries in order to acquire the MCMC preferred equity; and

2.	the acquisition of all the MCRS Holdings, Inc. common stock and redemption of the MCMC preferred equity.

The first component was accounted for as an acquisition of an asset, as SPV2’s sole asset was the MCMC preferred equity, and SPV2 had no liabilities, revenues or expenses. The second component was accounted for by application of the acquisition method, applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements as if such acquisition had occurred as of January 1, 2013 for pro forma statement of operations purposes.

Unaudited Pro Forma Financial Information

THE OFFERING AND APPLICATION OF NET PROCEEDS

In addition, the pro forma adjustments give effect to:

1.	the issuance of shares of common stock in this offering at the assumed initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of approximately $3.0 million;

2.	the $40.0 million of borrowings we intend to make under the senior secured credit facility, or approximately $37.7 million (net of loan fees);

3.	the application of a portion of the proceeds from this offering and borrowings under the senior secured credit facility to repay outstanding indebtedness, as described in ‘‘Use of Proceeds;’’ and

4.	the issuance of 475,658 restricted shares of common stock, 125,020 restricted stock units and stock options to acquire 1,030,591 shares of common stock, with an exercise price equal to the price at which shares of common stock are sold in this offering, all of which we intend to issue in connection with this offering under our 2014 Plan.

The unaudited pro forma condensed combined financial data presented assumes no exercise by the underwriters of their option for a period of 30 days to purchase up to an additional 1,102,500 shares of our common stock to cover over-allotments, and does not include 1,110,555 shares of common stock that may be issued upon the exercise of outstanding warrants as of September 30, 2014.

Upon consummation of this offering, we expect to incur additional costs associated with operating as a public company, including hiring additional personnel, improving financial reporting systems, additional directors’ and officers’ liability insurance, director fees and expanding our facilities. We expect that these costs will relate to legal, regulatory, finance, accounting, investor relations and other administrative functions. Sarbanes-Oxley, as well as rules adopted by the SEC and the NYSE, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Historical and Future Comparability—Public Company Costs.” The unaudited pro forma condensed combined financial data presented do not include any pro forma adjustments relating to these costs.

LIMITATIONS OF UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial data has been prepared by management for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had (i) we acquired GUI’s contracts to provide marketing, underwriting and policyholder services and certain other assets on the dates assumed, (ii) SPV2 merged into our subsidiary on the dates assumed and (iii) we and PCM been a combined company during the specified periods. In addition, the unaudited pro forma condensed combined financial data should not be relied upon as being indicative of our results of operations or financial position had the use of the estimated net proceeds from this offering as described under ‘‘Use of Proceeds’’ occurred on the dates assumed. Certain reclassification adjustments have been made in the presentation of the PCM historical amounts to conform PCM’s financial statement basis of presentation to that followed by us. The pro forma adjustments are based on information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial data, including

Unaudited Pro Forma Financial Information

the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, our historical combined financial statements and PCM’s historical consolidated financial statements, all of which are included in this prospectus. The unaudited pro forma adjustments are based upon available information and certain estimates and assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial data is presented for informational purposes only and is not necessarily indicative of and does not purport to represent what our financial position or results of operations would actually have been had the transactions been consummated as of the dates indicated. In addition, the unaudited pro forma condensed combined financial data is not necessarily indicative of our future financial condition or results of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET OF PATRIOT NATIONAL, INC.

As of September 30, 2014

In thousands, except per share data	Patriot National Combined	Offering Adjustments		Combined As Adjusted for the Offering
Cash and cash equivalents	$8,026	$21,900	(1)	$29,926 (1)
Restricted cash	5,107	—		5,107
Fee income receivable	2,300	—		2,300
Fee income receivable from related party	10,170	—		10,170
Other current assets	741	—		741

Total current assets	26,344	21,900		48,244
Fixed assets, net of depreciation	2,537	—		2,537
Deferred loan fees	5,700	(3,400	)(2)	2,300
Goodwill	59,385	—		59,385
Intangible assets, net	34,220	—		34,220
Other long term assets	8,811	—		8,811

Total Assets	$136,997	$18,500		$155,497

Liabilities and Equity
Liabilities
Deferred claims administration services income	$8,408	$—		$8,408
Net advanced claims reimbursements	4,999	—		4,999
Net payables to related parties	921	—		921
Income taxes payable	9,055	(8,355	)(3)	700
Accounts payable and accrued expenses	11,598	—		11,598
Current portion of notes payable	14,970	(12,970	)(4)	2,000
Current portion of capital lease obligation	2,114	—		2,114

Total current liabilities	52,065	(21,325)		30,740
Notes payable	98,845	(60,845	)(4)	38,000
Capital lease obligation	3,227	—		3,227
Warrant redemption liability	8,799	—		8,799
Deferred tax liability	12,762	—		12,762

Total Liabilities	175,698	(82,170)		93,528

Equity (Deficit)
Preferred stock	—	—		—
Common stock	14	7	(5)	21
Additional paid in capital	—	113,196	(5)	113,196
Accumulated deficit	(38,393)	(12,533	)(5)	(50,926)

Total stockholders’ equity (deficit)	(38,379)	100,670		62,291
Less non-controlling interest	(322)	—		(322)

Total Equity (Deficit)	(38,701)	100,670		61,969

Total Liabilities and Equity (Deficit)	$136,997	$18,500		$155,497

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF PATRIOT NATIONAL, INC.

For the Nine Months Ended September 30, 2014

In thousands, except per share data	Patriot National Combined	Adjustments Attributable to Financing of GUI Acquisition		PCM	Adjustments Attributable to Patriot Care Management Acquisition		Pro Forma Combined	Offering Adjustments		Pro Forma Combined As Further Adjusted for the Offering
Revenues
Fee income	$37,896	$—		$24,108	$(8,079	)(7)	$53,925	$—		$53,925
Fee income from related party	24,589	—		—	8,079	(7)	32,668	—		32,668

Total fee income and fee income from related party	62,485	—		24,108	—		86,593	—		86,593
Net investment income	496	—		—	—		496	—		496
Net realized gains on investments	14,038	—		—	—		14,038	—		14,038

Total Revenues	77,019	—		24,108	—		101,127	—		101,127

Expenses
Salaries and salary related expenses	17,907	—		4,625	—		22,532	—		22,532
Commission expense	9,491	—		—	—		9,491	—		9,491
Management fees to related party for administrative support services	5,390	—		1,762	—		7,152	—		7,152
Outsourced services	3,118	—		4,394	—		7,512	—		7,512
Allocation of marketing, underwriting and policy issuance costs from related party	1,872	—		—	—		1,872	—		1,872
Other operating expenses	7,701	—		3,404	—		11,105	—		11,105
Interest expense	5,427	2,885	(6)	5,380	(5,380	)(8)	12,587	(11,518	)(13)	1,069
					4,275	(9)
Depreciation and amortization	3,699	—		5,821	2,610	(10)	12,130	—		12,130
Amortization of loan discounts and loan costs	1,295	910	(6)	529	578	(9)	3,312	—		3,312
Decrease in fair value of warrant redemption liability	(2,257)	—		—	—		(2,257)	—		(2,257)
Provision for uncollectible fee income	100	—		110	—		210	—		210

Total Expenses	53,743	3,795		26,025	2,083		85,646	(11,518)		74,128

Net income (loss) before income tax expense (benefit)	23,276	(3,795)		(1,917)	(2,083)		15,481	11,518		26,999
Income Tax Expense (Benefit)	10,401	(1,480	)(6)	(307)	(812	)(11)	7,802	4,607		12,409

Net Income Including Non-Controlling Interest in Subsidiary	12,875	(2,315)		(1,610)	(1,271)		7,679	6,911		14,590
Net income attributable to non-controlling interest in subsidiary	68	—		—	—		68	—		68

Net Income	$12,807	$(2,315)		$(1,610)	$(1,271)		$7,611	$6,911		$14,522

Net Income Per Common Share
Basic	$.85						$.44			.57

Diluted	.65						.29			.46

Weighted Average Common Shares Outstanding
Basic	14,981				3,043	(12)	18,024	7,350		25,374

Diluted	16,183				3,043	(12)	19,226	7,700		26,926

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF PATRIOT NATIONAL, INC.

For the Nine Months Ended September 30, 2013

In thousands, except per share data	Patriot National Combined	Adjustments Attributable to Financing of GUI Acquisition		PCM	Adjustments Attributable to Patriot Care Management Acquisition		Pro Forma Combined	Offering Adjustments		Pro Forma Combined As Further Adjusted for the Offering
Revenues
Fee income	$36,845	$—		$32,381	$(5,905	)(7)	$58,253	$—		$58,253
					(5,068	)(14)
Fee income from related party	5,238	—		—	5,905	(7)	11,143	—		11,143

Total fee income and fee income from related party	42,083	—		32,381	(5,068)		69,396	—		69,396
Net investment income	7	—		—	—		7	—		7
Net realized losses on investments	(50)	—		—	—		(50)	—		(50)

Total Revenues	42,040	—		32,381	(5,068)		69,353	—		69,353

Expenses
Salaries and salary related expenses	12,097	—		9,035	(2,896	)(14)	18,236	—		18,236
Commission expense	6,651	—		—	—		6,651	—		6,651
Management fees to related party for administrative support services	9,200	—		2,205	998	(14)	12,403	—		12,403
Outsourced services	2,378	—		6,981	(1,645	)(14)	7,714	—		7,714
Allocation of marketing, underwriting and policy issuance costs from related party	3,449	—		—	—		3,449	—		3,449
Other operating expenses	3,247	—		2,793	(995	)(14)	5,045	—		5,045
Interest expense	606	2,885	(6)	7,628	(7,309	)(8)	7,766	1,850	(13)	5,916
					4,275	(9)
					(319	)(14)
Depreciation and amortization	1,550	—		8,214	2,610	(10)	11,440	—		11,440
					(934	)(14)
Amortization of loan discount and loan cost	702	910	(6)	662	578	(9)	2,852	—		2,852
Increase in fair value of warrant redemption liability	300	—		—	—		300	—		300
Provision for uncollectible fee income	2,544	—		1,698	—		4,242	—		4,242

Total Expenses	42,724	3,795		39,216	(5,637)		80,098	1,850		78,248

Net income (loss) before income tax benefit	(684)	(3,795)		(6,835)	569		(10,745)	1,850		(8,895)
Income Tax Expense (Benefit)	31	(1,480	)(6)	(2,277)	228	(11)	(3,498)	740		(2,758)

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	(715)	(2,315)		(4,558)	341		(7,247)	1,110		(6,137)
Net income attributable to non-controlling interest in subsidiary	19	—		—	—		19	—		19

Net Income (Loss)	$(734)	$(2,315)		$(4,558)	$341		$(7,266)	$1,110		$(6,156)

Net Loss Per Common Share
Basic	$(.05)						$(.42)			(.25)

Diluted	$(.05)						$(.42)			(.25)

Weighted Average Common Shares Outstanding
Basic	14,288				3,043	(12)	17,331	7,350		24,681

Diluted	14,288				3,043	(12)	17,331	7,500		24,681

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF PATRIOT NATIONAL, INC.

For the Year Ended December 31, 2013

In thousands, except per share data	Patriot National Combined	Adjustments Attributable to Financing of GUI Acquisition		PCM	Adjustments		Pro Forma Combined	Offering Adjustments		Pro Forma Combined As Further Adjusted for the Offering
Revenues
Fee income	$46,486	$—		$42,125	$(7,746	)(7)	$75,797	$—		$75,797
					(5,068	)(14)
Fee income from related party	9,387	—		—	7,746	(7)	17,133	—		17,133

Total fee income and fee income from related party	55,873	—		42,125	(5,068)		92,930	—		92,930

Net investment income	87	—		—	—		87	—		87
Net realized losses on investments	(50)	—		—	—		(50)	—		(50)

Total Revenues	55,910	—		42,125	(5,068)		92,967	—		92,967

Expenses
Salaries and salary related expenses	15,985	—		10,653	(2,896	)(14)	23,742	—		23,742
Commission expense	8,765	—		—	—		8,765	—		8,765
Management fees to related party for administrative support services	12,139	—		1,942	998	(14)	15,079	—		15,079
Outsourced services	3,303	—		8,948	(1,645	)(14)	10,606	—		10,606
Allocation of marketing, underwriting and policy issuance costs from related party	4,687	—		—	—		4,687	—		4,687
Other operating expenses	4,557	—		3,334	(995	)(14)	6,896	—		6,896
Interest expense	1,174	3,846	(6)	9,892	(9,573	)(8)	10,720	942	(13)	11,662
					5,700	(9)
					(319	)(14)
Depreciation and amortization	2,607	—		10,641	(934	)(14)	15,794	—		15,794
					3,480	(7)
Amortization of loan discounts and loan costs	5,553	1,213	(6)	882	771	(9)	8,419	—		8,419
Loss on exchange of units and warrants	152	—		—	—		152	—		152
Provision for uncollectible fee income	2,544	—		1,711	—		4,255	—		4,255

Total Expenses	61,466	5,059		48,003	(5,413)		109,115	942		110,057

Net income before income tax expense (benefit)	(5,556)	(5,059)		(5,878)	345		(16,148)	(942)		(17,090)
Income Tax Expense (Benefit)	712	(1,973	)(6)	(1,651)	138	(11)	(1,394)	(377)		(1,771)
		1,380

Net Income Including Non-Controlling Interest in Subsidiary	(6,268)	(4,466)		(4,227)	207		(14,754)	(565)		(15,319)
Net income attributable to non-controlling interest in subsidiary	(82)	—		—	—		(82)	—		(82)

Net Income (Loss)	$(6,186)	$(4,466)		$(4,227)	$207		$(14,672)	$(565)		$(15,237)

Net Income (Loss) Per Common Share
Basic	$(.43)						$(.85)			$(.62)

Diluted	(.43)						(.85)			(.62)

Weighted Average Common Shares Outstanding
Basic	14,288				3,043	(12)	17,331	7,350		24,681

Diluted	14,288				3,043	(12)	17,331	7,550		24,681

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

1.    GUI Acquisition

In connection with the GUI Acquisition, on August 6, 2014, we borrowed additional amounts under the PennantPark Loan Agreement, pursuant to the Additional Tranche, the proceeds of which were used to fund the cash portion of the purchase price consideration of the GUI Acquisition, fund an original issue discount on the Additional Tranche of approximately $0.7 million and pay loan fees of approximately $0.3 million. We also issued additional warrants to the lenders in connecting with such borrowings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

2.    Patriot Care Management Acquisition

The acquisition of the PCM common stock was accounted for by application of the acquisition method in accordance with FASB ASC 805, Business Combinations. Under the acquisition method assets acquired and liabilities assumed in connection with the acquisition are generally recorded at their fair values as of the effective date of the acquisition.

In connection with the Patriot Care Management Acquisition, on August 6, 2014, we entered into the UBS Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

3.    Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined financial statements reflect the following pro forma adjustments:

(1)	Reflects anticipated borrowings of $37.7 million (net of loan fees) under the proposed senior secured credit facility that we intend to enter into concurrently with this offering, and application of a portion of such borrowings, together with the net proceeds from this offering, to the repayment of all outstanding amounts under the PennantPark Loan Agreement and the UBS Credit Agreement, including prepayment penalties and make-whole payments, and of the remaining portion to cash and cash equivalents. Assuming that we do not enter into the senior secured credit facility, or do not make such borrowings, and that $37.7 million of borrowings remain outstanding under the UBS Credit Agreement, as of September 30, 2014, our pro forma cash and cash equivalents would be $30.3 million.

(2)	Reflects the write-off of unamortized loan fees attributable to the PennantPark Loan Agreement and the UBS Credit Agreement.

(3)	Reflects the estimated change in federal and state income tax liability associated with offering adjustments.

(4)	Reflects anticipated borrowings under the proposed senior secured credit facility that we intend to enter into concurrently with this offering, and application of the proceeds therefrom, together with the net proceeds from this offering, as described in note 1. Assuming no borrowings under the senior secured credit facility and $37.7 million of borrowings outstanding under the UBS Credit Agreement, as of September 30, 2014, our pro forma current portion of notes payable would be $1.8 million and our pro forma notes payable would be $35.9 million.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

(5)	Reflects the effects on equity (deficit) of this offering and (i) prepayment penalties and make-whole payments, (ii) write-off of unamortized discounts on debt and (iii) write-off of unamortized deferred loan fees, in each case net of federal and state income taxes.

(6)	Reflects additional interest expense associated with borrowings under the Additional Tranche of the PennantPark Loan Agreement incurred to finance the GUI Acquisition, based on the effective interest rate in effect as of the date of the Additional Tranche borrowings, and the related amortization of loan cost and discount in respect of additional warrants issued in connection with such borrowings, as well as the federal income tax impact of the additional interest expense, calculated at the statutory federal income tax rate.

(7)	Reflects the reclassification, from “fee income” to “fee income from related party,” of the portion of PCM’s fee income received from Guarantee Insurance and other parties related to us.

(8)	Reflects elimination of interest expense associated with PCM’s outstanding indebtedness, which was repaid in connection with the Patriot Care Management Acquisition.

(9)	Reflects additional interest expense associated with borrowings under our UBS Credit Agreement incurred to finance the Patriot Care Management Acquisition, based on the effective interest rate in effect as of the date of the borrowings, and related amortization of loan cost.

(10)	Reflects amortization of intangible assets recorded in connection with the Patriot Care Management Acquisition.

(11)	Reflects the federal income tax impact of pro forma revenue and expense adjustments described above and below, calculated at the statutory federal income tax rate.

(12)	Reflects the issuance of 3,043,485 shares of Patriot National, Inc. common stock to the holders of SPV2’s equity in connection with the merger of SPV2 into one of our subsidiaries, as part of the Patriot Care Management Acquisition. See “Certain Relationships and Related Party Transactions—Relationships and Transactions with Guarantee Insurance Group and Guarantee Insurance—Patriot Care Management Acquisition.”

(13)	Reflects elimination of interest expense associated with outstanding indebtedness under the PennantPark Loan Agreement and the UBS Credit Agreement and additional interest expense and commitment fees associated with anticipated borrowings under the proposed senior secured credit facility that we intend to enter into concurrently with this offering, based on the application of the proceeds from such borrowings, together with the net proceeds from this offering, as described in note 1. Assuming no borrowings under the senior secured credit facility and $37.7 million of borrowings outstanding under the UBS Credit Agreement, our pro forma interest expense for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 would be $4.3 million, $4.9 million and $10.7 million, respectively.

(14)	Reflects elimination of the operating results of CompPartners, Inc., an entity acquired by PCM in December 2012 and contributed to MCMC on July 31, 2013, including elimination of interest expense and depreciation and amortization in connection with such acquisition.

In addition to the adjustments described above, certain amounts in the unaudited consolidated financial statements of PCM as of and for the nine months ended September 30, 2014 and 2013 and for the year ended December 31, 2013 have been reclassified for consistency with our financial statement presentation. These reclassifications have no material effect on our pro forma financial condition or results of operations for the periods presented.

Selected Historical Combined Financial Data

The following table sets forth selected historical combined financial data as of the dates and for the periods indicated. We have derived the selected historical combined financial data as of December 31, 2013 and 2012 for the years then ended from our audited combined financial statements, which are included elsewhere in this prospectus. The historical combined financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 was derived from our unaudited interim combined financial statements, which are also included elsewhere in this prospectus. Our unaudited interim combined financial statements have been prepared on the same basis as our audited combined financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim combined financial statements. These historical results are not necessarily indicative of results to be expected in any future period.

The combined financial statements of Patriot National are comprised of (1) the financial statements of us and our subsidiaries, which became our subsidiaries in the Reorganization, (2) the results of the Patriot Care Management Business, which are reflected in our combined financial statements from August 6, 2014, the effective date of the Patriot Care Management Acquisition, and (3) the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed effective August 6, 2014 in the GUI Acquisition from GUI, a wholly owned subsidiary of Guarantee Insurance Group and a related party by virtue of common control between us and Guarantee Insurance Group. Because we and the subsidiaries we acquired in the Reorganization are under common control, and the contracts acquired in the GUI Acquisition were acquired from an entity under common control, our combined financial statements are presented as if all of these companies and businesses, were owned by us for all of the periods presented, as further described in the notes to our combined financial statements included elsewhere in this prospectus.

This selected historical combined financial data should be read in conjunction with the disclosures set forth under “Capitalization”, “Unaudited Pro Forma Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes thereto, all of which appear elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
In thousands, except per share data	2014	2013	2013	2012
	(Unaudited)
Combined Statement of Operations Data
Revenues
Fee income	$37,896	$36,845	$46,486	$25,821
Fee income from related party(1)	24,589	5,238	9,387	12,546

Total fee income and fee income from related party	62,485	42,083	55,873	38,367
Net investment income	496	7	87	62
Net realized gains (losses) on investments	14,038	(50)	(50)	3

Total Revenues	77,019	42,040	55,910	38,432
Expenses
Salaries and salary related expenses	17,907	12,097	15,985	13,189
Commission expense	9,491	6,651	8,765	3,216
Management fees to related party for administrative support services(2)	5,390	9,200	12,139	8,007
Outsourced services	3,118	2,378	3,303	4,452
Allocation of marketing, underwriting and policy issuance costs from related party(3)	1,872	3,449	4,687	2,774
Other operating expenses	7,701	3,247	4,557	4,587
Interest expense	5,427	606	1,174	299
Depreciation and Amortization	3,699	1,550	2,607	1,330
Amortization of loan discounts and loan costs	1,295	702	5,553	211
Loss on exchange of units and warrants	—	—	152	—
Decrease in fair value of warrant redemption liability	(2,257)	300	—	—
Provision for uncollectible fee income	100	2,544	2,544	—

Total Expenses	53,743	42,724	61,466	38,065

Selected Historical Combined Financial Data

	Nine Months Ended September 30,		Year Ended December 31,
In thousands, except per share data	2014	2013	2013	2012
	(Unaudited)
Net Income (Loss) Before Income Tax Expense	23,276	(684)	(5,556)	367
Income tax expense	10,401	31	712	—

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	12,875	(715)	(6,268)	367
Net income (loss) attributable to non-controlling interest in subsidiary	68	19	(82)	23

Net Income (Loss)	$12,807	$(734)	$(6,186)	$344

Net Income (Loss) Per Common Share
Basic	$.85	$(.05)	$(.43)	$.02
Diluted	.65	(.05)	(.43)	.02
Weighted Average Common Shares Outstanding
Basic	14,981	14,288	14,288	14,288
Diluted	16,183	14,288	14,288	14,420

	September 30,		December 31,
	2014		2013	2012
Combined Balance Sheet Data
Assets
Cash	$8,026		$1,661	$1,684
Restricted cash(4)	5,107		4,435	145
Goodwill	59,385		9,953	9,953
Total Assets	136,997		35,979	28,430

Liabilities and stockholders’ equity (deficit)
Total debt	$119,156		$45,330	$4,712
Stockholders’ equity (deficit)	(38,701)		(30,888)	8,801

(1)	Represents service fees from Guarantee Insurance, a related party. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of Financial Statements—Revenue.”
(2)	Represents historical fees paid by us to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services provided to us. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such payments are longer made by us in respect of such services.
(3)	Represents historical payments made by us to Guarantee Insurance Group as reimbursements for allocated portions of rent and certain administrative costs incurred by Guarantee Insurance Group on our behalf. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such reimbursements are no longer made by us in respect of such costs.
(4)	Represents amounts received from our clients to be used exclusively for the payment of claims on behalf of those clients.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the “Unaudited Pro Forma Financial Information,” “Selected Historical Combined Financial Data” and the audited and unaudited historical combined and consolidated financial statements and related notes thereto of us and PCM, included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the captions “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.” These factors could cause our actual results to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

We are a national provider of comprehensive outsourcing solutions within the workers’ compensation marketplace for insurance companies, employers, local governments and reinsurance captives. We offer an end-to-end portfolio of services to increase business production, contain costs and reduce claims experience for our clients. We leverage our strong distribution relationships, proprietary business processes, advanced technology infrastructure and management expertise to deliver valuable solutions to our clients. We strive to deliver these value-added services to our clients in order to help them navigate the workers’ compensation landscape, ensure compliance with state regulations, handle all aspects of the claims process and ultimately contain costs.

We offer two types of services: brokerage, underwriting and policyholder services (or our “brokerage and policyholder services”) and claims administration services (or our “claims administration services”).

We generate fee revenue for our services from our clients based on (1) a percentage of premiums for the policies we service, (2) the cost savings we achieve for our clients or (3) a fixed fee for a particular service. Unlike our insurance and reinsurance carrier clients, we do not generate underwriting income or assume underwriting risk on workers’ compensation plans.

Our History and Organization

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003.

Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) was incorporated in Delaware in November 2013 to consolidate certain insurance services entities controlled by Mr. Mariano. This Reorganization separated our insurance services business from the insurance risk taking operations of Guarantee Insurance Group.

Effective August 6, 2014, we acquired certain contracts to provide marketing, underwriting and policyholder services to certain of our insurance carrier clients, as well as related assets and liabilities, from a subsidiary of Guarantee Insurance Group in the GUI Acquisition. We also acquired a contract to provide a limited subset of our brokerage and policyholder services to Guarantee Insurance, the balance of which had historically been provided without a contract as GUI is a subsidiary of Guarantee Insurance. We refer to the acquisition of these contracts and related assets and liabilities as the “GUI Acquisition.” Immediately following the GUI Acquisition, we entered into a new agreement to provide all of our brokerage and policyholder services to Guarantee Insurance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We further expanded our business effective August 6, 2014, through our acquisition from MCMC of the Patriot Care Management Business. The Patriot Care Management Business had been previously controlled by Mr. Mariano and was sold to MCMC in 2011 for approximately $105 million in cash and preferred equity issued by MCMC.

The combined financial statements of Patriot National are comprised of (1) the financial statements of us and those of our subsidiaries which became our subsidiaries in the Reorganization, (2) the results of the Patriot Care Management Business which are reflected in our combined financial statements from August 6, 2014, the effective date of the Patriot Care Management Acquisition, and (3) the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed in the GUI Acquisition from GUI, a wholly owned subsidiary of Guarantee Insurance Group and a related party by virtue of common control between us and Guarantee Insurance Group, which became effective August 6, 2014.

Because we and the subsidiaries we acquired in the Reorganization are under common control, and the contracts acquired in the GUI Acquisition were acquired from an entity under common control, our combined financial statements are presented as if all of these companies and businesses, were owned by us for all of the periods presented, as further described in the notes to our combined financial statements included elsewhere in this prospectus.

Following the Reorganization and the Acquisitions, we own 100% of the subsidiaries that comprise our insurance services business, with the exception of Contego Services Group, LLC, in which Mr. Mariano maintained a 3% membership interest.

Matters Affecting Historical and Future Comparability

Industry Trends

According to the NCCI Report, the total net premium written by state funds and private carriers of workers’ compensation insurance in the United States was $41.9 billion in 2013, an increase from $33.8 billion in 2010, representing a compound annual growth rate of 7.4% over that period, and according to data compiled by SNL Financial, total direct premium written by workers’ compensation insurance carriers in the United States, which includes the amount of premium reinsured by insurance carriers, was $52.5 billion in 2013, an increase from $40.4 billion in 2010, representing a compound annual growth rate of 9.2% over that period. In the past several years, premium growth in the workers’ compensation industry has been predominantly driven by the recovery of employment levels to generally at or near pre-recession levels, as well as increasing premium rates.

Like other sectors of the insurance industry, the workers’ compensation sector experiences underwriting cyclicality, which generally underpins changes in premium rates. This cyclicality is determined by a number of factors, but there are two notable drivers. First, ultimate loss costs become more difficult to predict when claims remain open for longer periods, generally as a result of wage and medical cost inflation. For example, the NCCI Report indicates that medical costs per claim increased by approximately 6.5% on average per year from 1995 through 2013. Second, the amount of investment income insurance carriers can earn may also influence such carrier’s underwriting practices. Investment income can be sufficiently significant, particularly when claims remain open for longer periods, to compensate for underwriting losses, such as those the workers’ compensation industry has experienced in recent years, as reflected in a greater than 100% combined ratio for all but two years from 1990 to 2013. However, in periods of low interest rates, similar to the current investment environment, insurance carriers cannot generate sufficient investment income to offset underwriting losses, and as a result have demanded higher premium rates. This has led to a modest “hardening” of the workers’ compensation market. According to the Moody’s Report, rates in 2013 increased 8% and are expected to rise 5.5% in 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reorganization and Recent Acquisitions

Our historical financial results for all periods presented in this prospectus include the results of the various businesses previously under the common control of Mr. Mariano and to which we succeeded in connection with the Reorganization, as well as the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed through the GUI Acquisition. However, revenues and expenses associated with the new agreement we entered into in August 2014 to provide all of our brokerage and policyholder services to Guarantee Insurance, as well as the financial results associated with the Patriot Care Management Business, are included in our historical financial results beginning August 6, 2014 only and are not reflected in our historical financial statements as of or for any earlier period.

Payments to Guarantee Insurance Group

We made payments in the past to Guarantee Insurance Group for rent and certain corporate administrative services costs incurred on our behalf, as well as for fees for management oversight, legal, accounting, human resources and technology support services provided to us. The reimbursements for such costs and payments for such services are reflected as “allocation of marketing, underwriting and policy issuance costs from related party” and “management fees to related party for administrative support services,” respectively, in our historical financial statements. Our administrative functions have been separated from Guarantee Insurance, the agreements pursuant to which such payments were made have been terminated, and such expenses are being incurred directly by us from August 6, 2014. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in the above items, will be recorded in the line items to which they relate, which are primarily “salaries and salary related expenses,” “outsourced services” and “other operating expenses.”

Public Company Costs

Upon consummation of this offering, we expect to incur additional costs associated with operating as a public company, including hiring additional personnel, improving financial reporting systems, additional directors’ and officers’ liability insurance, director fees and expanding our facilities. We expect that these costs will relate to legal, regulatory, finance, accounting, investor relations and other administrative functions. Sarbanes-Oxley, as well as rules adopted by the SEC and the NYSE, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We currently estimate that we will incur incremental annual costs, including costs for additional personnel, of approximately $2.5 million to $3.0 million associated with operating as a public company, although it is possible that our actual incremental costs will be higher than we currently estimate.

Key Performance Measures

We use certain key performance measures in evaluating our business and results of operations and we may refer to one or more of these key performance measures in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These key performance measures include:

➢

Reference premium written: reference premium written refers to the aggregate premium, grossed up for large deductible credits, written by or for our insurance carrier partners in respect of the policies we produce and service on their behalf. For Guarantee Insurance who records written premium on the effective date of the policy based on the estimated total premium for the term of the policy, reference written premium is equal to written premium based on the estimated total premium for the term of the policy, as of the effective date of the policy, grossed up for large deductible credits. Subsequent adjustments to the estimated total premium for the term of the policy are reflected as adjustments to

Management’s Discussion and Analysis of Financial Condition and Results of Operations

reference written premium when the adjustments become known. For our third party insurance carrier clients who record written premium as premium is collected, reference written premium is equal to collected premium, grossed up for large deductible credits. We evaluate our business (in respect of revenue both from brokerage and policyholder services and from claims administrative services) both in respect of the overall revenue generated by reference premium written, and the margin on such revenue. With respect to our brokerage and policyholder services, changes in reference premium written generally correspond to changes in total revenues.

The policies we write for our insurance and reinsurance carrier clients generally have a term of one year, and reference premium written is earned by our insurance and reinsurance carrier clients on a pro rata basis over the terms of the underlying policies. Likewise, the claims associated with these policies are generally incurred on a pro rata basis over the terms of the underlying policies. Generally, we perform our claims administration services on a claim from the date it is incurred through the date it is closed. We refer to claims that have been incurred, but not yet closed, for a particular period as “managed claims exposures.” With respect to our claims administration services, changes in managed claims exposures generally correspond to changes in total revenues.

➢	Adjusted EBITDA: we define Adjusted EBITDA as net income before interest expense, income tax expense (benefit), depreciation and amortization expense and adjusting for certain revenue and expenses attributable to the common units and detachable common stock warrants we have or had issued to our lenders. We currently do not have any common units outstanding.

➢	Adjusted EBITDA margins: we define Adjusted EBITDA margins as Adjusted EBITDA divided by the sum of fee income and fee income from related party.

Reference premium written

	Nine Months Ended September 30,		Year Ended December 31,
In millions	2014	2013	2013	2012
	(Unaudited)
Reference Premium Written	$277.9	$277.3	$357.4	$305.7

Reference premium written for the nine months ended September 30, 2014 was $277.9 million compared to $277.3 million for the comparable period in 2013, an increase of $0.6 million. The increase was attributable to a $13.8 million increase in Guarantee Insurance reference premium written and the 2014 inception of new contracts with Scottsdale and certain other insurance carrier clients, which generated $10.8 million of reference premium written. This was partially offset by a decrease in reference premium written on behalf of Zurich of approximately $20.0 million as a result of Zurich reducing its volumes in California, where business covered by our initial program with Zurich was solely written. In September 2014, we entered into a second program with Zurich that further expands coverage in multiple other states. The increase was also partially offset by a decrease of $4.0 million associated with the termination of our contract with Ullico. Ullico was one of our insurance carrier clients from April 2009 until we terminated their contract effective March 26, 2012 in connection with their liquidation.

Reference premium written for the year ended December 31, 2013 was $357.4 million compared to $305.7 million for the year ended December 31, 2012, an increase of $51.7 million or approximately 17%. The increase was attributable to a $54.8 million increase in Guarantee Insurance reference premium written and a $51.2 million increase in reference premium written on behalf of Zurich. These increases were generally attributable to growth in our distribution force, expansion into additional geographic territories and generally the deployment of our initial program with Zurich. These increases were partially offset by a $54.4 million decrease associated with the termination of the Ullico contract.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and is not in accordance with, or an alternative to, the GAAP information provided in this prospectus. For further information regarding our use of non-GAAP financial measures and a reconciliation of Adjusted EBITDA to Net income (loss), see “Summary—Summary Historical and Pro Forma Combined Financial Data.”

	Nine Months Ended September 30,		Year Ended December 31,
In thousands	2014	2013	2013	2012
	(Unaudited)
Net income (loss)	$12,807	$(734)	$(6,186)	$344
Adjusted EBITDA	17,334	5,049	6,606	2,181

Net income increased by $13.5 million to $12.8 million for the nine months ended September 30, 2014 as compared to a net loss of $0.7 million in the same period in the prior year. Net loss for the year ended December 31, 2013 was $6.2 million compared to net income of $0.3 million for the year ended December 31, 2012, a decrease in net income of $6.5 million.

Adjusted EBITDA for the nine months ended September 30, 2014 was $17.3 million compared to $5.0 million for the comparable period in 2013, an increase of $12.3 million. The increase was principally attributable to a $20.4 million increase in total fee income and fee income from related party and a $0.5 million increase in net investment income, partially offset by a $8.6 million increase in total expenses (excluding depreciation and amortization and changes in fair value of warrant liabilities, which are added back to net income to arrive at Adjusted EBITDA), all of which are discussed more fully below.

Adjusted EBITDA for the year ended December 31, 2013 was $6.6 million compared to $2.2 million for the year ended December 31, 2012, an increase of $4.4 million. The increase was comprised of a $17.5 million increase in total fee income and fee income from related party, net of a $13.2 million increase in expenses (excluding depreciation and amortization and changes in fair value of warrant liabilities, which are added back to net income to arrive at Adjusted EBITDA), both of which are discussed more fully below.

Principal Components of Financial Statements

Revenue

We derive substantially all of our revenue from providing brokerage and policyholder services and claims administration services.

With respect to our brokerage and policyholder services, we earn service fees for underwriting and administering workers’ compensation insurance plans for insurance companies. Service fees are generally based on a percentage of estimated ultimate reference premiums written, meaning they are based on the full amount of a policy premium as it is booked by an insurance carrier client at the time the policy is issued, reduced by an allowance for estimated commission income that may be returned by us to the client due to estimated net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. With respect to our insurance carrier clients who record written premium as premium is collected, we recognize fee income as the premium is written and collected, reduced by an allowance for estimated commission income that may be returned by us to such

Management’s Discussion and Analysis of Financial Condition and Results of Operations

clients due to net returns of premiums previously written and collected. In each case, we record the revenue effects of subsequent premium adjustments when such adjustments become known. We also earn service fees on a flat annual fee basis for establishing and administering segregated portfolio cell reinsurance arrangements for captive reinsurers that assume a portion of the underwriting risk from our insurance carrier clients.

With respect to our claims administration services, we earn service fees for administering workers’ compensation claims for insurance and reinsurance companies. Service fees are generally based on a percentage of reference premiums earned, meaning they are based on a portion of the full premium as it is considered earned by an insurance carrier client on a pro rata basis over the term of the policy. We also earn service fees for other services provided to insurance and reinsurance companies and to our other clients such as employers and local governments, which are based on an hourly rate, a percentage of premiums, percentage of subrogation recovered, percentage of savings or a fixed monthly fee, depending on the service. For example, service fees for telephonic nurse case management services on workers’ compensation claims for insurance and reinsurance companies are based on an hourly rate. Service fees for medical bill review services on workers’ compensation claims for insurance and reinsurance companies, based on either a percentage of savings or a flat fee per bill. We also earn service fees for administering workers’ compensation claims for state guarantee associations responsible for handling the claims of insolvent insurance companies based on a fixed amount per open claims per month.

Total fee income and fee income from related party is comprised of “fee income” and “fee income from related party.” A significant portion of our revenue is generated from service fees earned from a related party, Guarantee Insurance. “Fee income” represents fees earned from parties other than Guarantee Insurance, a related party. “Fee income from related party” represents fees earned from Guarantee Insurance. For brokerage and policyholder services, the distinction between fee income and fee income from related party is based on whether the services are performed for Guarantee Insurance or third party insurance carrier clients, regardless of whether any portion of the risk is subsequently transferred to another insurance company or a captive reinsurer.

For claims administration services, the portion of total fee income and fee income from related party that we classify as fee income is based on the net portion of claims expense retained by parties other than Guarantee Insurance. For example, if Guarantee Insurance transfers a portion of the risk under a policy it has written to a captive reinsurer, which is a non-related party, only the fee income from claims administration services associated with the portion retained by Guarantee Insurance is classified as fee income from related party. Likewise, if Zurich, a non-related party, transfers a portion of the risk under a policy it has written to Guarantee Insurance, only the fee income from claims administration services associated with the portion retained by Zurich is classified as fee income, while the fee income from claims administration services associated with the portion transferred to Guarantee Insurance is classified as fee income from related party.

In addition to service fee revenue, we also derive revenue from net investment income and net realized gains (losses) on investments from our investment portfolio, such as the net gain realized upon the redemption of the MCMC preferred equity in connection with the Patriot Care Management Acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Expenses

Expenses consist primarily of

➢	salaries and salary related expenses, including benefits;

➢	commission expense to agencies that produce business in connection with our underwriting services;

➢	management fees for administrative support services incurred by Guarantee Insurance Group (a related party) for our benefit, including executive management, human resources, accounting, information technology and legal services. The management fees charged to us by Guarantee Insurance Group were based on the amount of reference premium written by us for our third-party insurance carrier clients compared to the amount of reference premium written by Guarantee Insurance Group for the periods presented. Effective August 6, 2014, these support services expenses are being incurred directly by us, and from that date forward we no longer pay management fees to Guarantee Insurance Group;

➢	outsourced services provided to us by third party-vendors, which include certain claims investigation and loss control expenses, principally incurred in connection with our workers’ compensation claims investigation, transportation and translation and legal and medical bill review services;

➢	allocation of marketing, underwriting and policy issuance costs from Guarantee Insurance Group (a related party), representing the amount of marketing, underwriting and policy issuance expenses incurred by Guarantee Insurance Group for our benefit. The allocation costs charged to us by Guarantee Insurance Group were generally based on the amount of reference premium written by us for our third-party insurance carrier clients compared to the amount of reference premium written by Guarantee Insurance Group for the periods presented. Effective August 6, 2014, such costs are being incurred directly by us, and from that date forward Guarantee Insurance Group is no longer allocating these costs to us;

➢	other operating expenses incurred in connection with our service offerings, consisting primarily of office rent, temporary labor costs, consulting fees and other expenses;

➢	interest expense incurred on our outstanding indebtedness based on applicable interest rates during the relevant periods;

➢	depreciation and amortization;

➢	amortization of loan discounts and loan costs associated with loan agreements and of the estimated value of equity interests issued pursuant to loan agreements;

➢	increases in fair value of equity interests for which the holders have a put option to us; and

➢	provision for uncollectible fee income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following tables set forth certain combined statement of operations data derived from our audited combined financial statements and our unaudited interim combined financial statements included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
In thousands	2014	2013	2013	2012
			(Unaudited)
Combined Statement of Operations Data
Revenues
Fee income	$37,896	$36,845	$46,486	$25,821
Fee income from related party	24,589	5,238	9,387	12,546

Total fee income and fee income from related party	62,485	42,083	55,873	38,367
Net investment income	496	7	87	62
Net realized gains (losses) on investments	14,038	(50)	(50)	3

Total Revenues	77,019	42,040	55,910	38,432
Expenses
Salaries and salary related expenses	17,907	12,097	15,985	13,189
Commission expense	9,491	6,651	8,765	3,216
Management fees to related party for administrative support services	5,390	9,200	12,139	8,007
Outsourced services	3,118	2,378	3,303	4,452
Allocation of marketing, underwriting and policy issuance costs from related party	1,872	3,449	4,687	2,774
Other operating expenses	7,701	3,247	4,557	4,587
Interest expense	5,427	606	1,174	299
Depreciation and Amortization	3,699	1,550	2,607	1,330
Amortization of loan discounts and loan costs	1,295	702	5,553	211
Loss on exchange of units and warrants	—	—	152	—
Increase (decrease) in fair value of warrant redemption liability	(2,257)	300	—	—
Provision for uncollectible fee income	100	2,544	2,544	—

Total Expenses	53,743	42,724	61,466	38,065

Net Income (Loss) Before Income Tax Expense	23,276	(684)	(5,556)	367
Income tax expense	10,401	31	712	—

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	12,875	(715)	(6,268)	367
Net income (loss) attributable to non-controlling interest in subsidiary	68	19	(82)	23

Net Income (Loss)	$12,807	$(734)	$(6,186)	$344

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Revenues:

Total Fee Income and Fee Income from Related Party.    Total fee income and fee income from related party for the nine months ended September 30, 2014 was $62.5 million compared to $42.1 million for the nine months ended September 30, 2013, an increase of $20.4 million or approximately 48%. The increase was primarily due to an increase in fee income from related party.

For the nine months ended September 30, 2014, approximately 66% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance, a related party, and approximately 22% of our total fee income and fee income from related party was attributable to contracts with our second largest client.

For the nine months ended September 30, 2013, approximately 42% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance and approximately 37% and 17% of our total fee income and fee income from related party were attributable to our contracts with our second and third largest clients, respectively.

Fee income:    Fee income, which represents fee income from non-related parties, for the nine months ended September 30, 2014 was $37.9 million compared to $36.8 million for the nine months ended September 30, 2013, an increase of $1.1 million.

This increase was attributable to an increase in claims administration services fees as a result of $4.1 million of fee income earned by the Patriot Care Management Business from non-related parties from the date of acquisition of this service unit on August 6, 2014 to September 30, 2014, combined with a $1.4 million increase in fee income earned from the California Insurance Guaranty Association, which became a customer of ours in June 2014. The increase in claims administration services fees was largely offset by the decrease in brokerage and policyholder services fee income related to the decrease in reference premium written by us for Zurich, as described above under “—Key Performance Measures.”

Our prices by customer for our brokerage and policyholder services and claims administration services were unchanged for the nine months ended September 30, 2014 relative to the nine months ended September 30, 2013 and, accordingly, the net increase in fee income was solely related to changes in the volume of business we managed.

Fee income from related party:    Fee income from related party for the nine months ended September 30, 2014 was $24.6 million compared to $5.2 million for the nine months ended September 30, 2013, an increase of $19.4 million.

The increase was principally attributable to $9.7 million of brokerage and policyholders services fee income from Guarantee Insurance earned from August 6, 2014 to September 30, 2014. On August 6, 2014 we entered into a new agreement with Guarantee Insurance to provide all of our brokerage and policyholder services to Guarantee Insurance, as described elsewhere in this prospectus, with no such contract existing previously during 2014 or 2013. The increase was also partly attributable to an increase in brokerage and policyholder services fee income related to the increase in reference premium written by us for Guarantee Insurance, as described above under “—Key Performance Measures”, and to $2.1 million of claims administration services fee income earned by the Patriot Care Management Business from Guarantee Insurance from the date of acquisition of this service unit on August 6, 2014 to September 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our prices by customer for our brokerage and policyholder services and claims administration services were unchanged for the nine months ended September 30, 2014 relative to the nine months ended September 30, 2013 and, accordingly, the net increase in fee income from related party was solely related to changes in the volume of business we managed.

Net Investment Income.    Net investment income was $0.5 million for the nine months ended September 30, 2014 compared to zero for the nine months ended September 30, 2013, an increase of $0.5 million. Net investment income for the nine months ended September 30, 2014 was principally attributable to interest received in respect of a note receivable from Guarantee Insurance under the Surplus Note, which was retired in connection with the GUI Acquisition effective August 6, 2014. See “Unaudited Pro Forma Financial Information.”

Net realized gains (losses) on investments.    Net realized gains (losses) on investments was $14.0 million for the nine months ended September 30, 2014, compared to a loss of $0.1 million for the for the nine months ended September 30, 2013. The gain recorded in the nine months ended September 30, 2014 represents the net gain realized upon the redemption of the MCMC preferred equity in connection with the Patriot Care Management Acquisition.

Expenses:

Salaries and Salary Related Expenses.    Salaries and salary related expenses for the nine months ended September 30, 2014 were $17.9 million compared to $12.1 million for the nine months ended September 30, 2013, an increase of $5.8 million or approximately 48%.

This increase was principally due to additional salary and salary related costs recorded from August 6, 2014 the date on which we began to directly incur salary and salary related costs associated with our brokerage and policyholder services, as well as salary and salary related costs associated with administrative support services, including executive management, information technology, accounting, human resources and legal services. Previously, we received an allocation for such brokerage and policyholder services costs from Guarantee Insurance Group as described under “—Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party” below, and a portion of such administrative support services costs was incurred in the form of a management fee paid to Guarantee Insurance Group as described under “—Management Fees to Related Party for Administrative Support Services” below. Salary and salary related costs further increased in the period since August 6, 2014 as a result of the new agreement we entered into with Guarantee Insurance to provide all of our brokerage and policyholder services to Guarantee Insurance, as described elsewhere in this prospectus. In addition, effective August 6, 2014, we acquired the Patriot Care Management Business, which has notably increased our workforce. Accordingly, we expect further significant increases in salaries and salary related costs going forward.

Additionally, the increase was in part due to an increase in the size of our claims administration services staff in connection with efforts by us to perform more claims investigation work in-house rather than through outsourced vendors.

Commission Expense.    Commission expense for the nine months ended September 30, 2014 was $9.5 million compared to $6.7 million for the nine months ended September 30, 2013, an increase of $2.8 million or 43%. This increase is principally due to our assumption of the obligation to pay commissions to retail agencies producing Guarantee Insurance policies from August 6, 2014 pursuant to the new agreement with Guarantee Insurance to provide all of our brokerage and policyholder services to Guarantee Insurance, as described elsewhere in this prospectus. We did not incur such commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

expense for the nine months ended September 30, 2013. Additionally, we incurred additional commission expense for the nine months ended September 30, 2014 in connection with new contracts we entered into in 2014 with Scottsdale and certain other insurance clients, as described above.

This increase was partially offset by a decrease in commission expense associated with premium produced for Zurich, as described above.

Management Fees to Related Party for Administrative Support Services.    Management fees to related party for administrative support services for the nine months ended September 30, 2014 were $5.4 million compared to $9.2 million for the nine months ended September 30, 2013, a decrease of $3.8 million or 41%. This decrease was in part attributable to a decrease in the proportion of reference premium written by us for our third-party insurance carrier clients relative to reference premium written by Guarantee Insurance (which, as discussed above, generally served as the basis for calculating the management fees).

As described above, in connection with the GUI Acquisition effective August 6, 2014, the management services agreement pursuant to which these fees were payable was terminated and all costs associated with our operations began to be incurred directly by us. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in this item, are recorded in the line items to which they relate, which are primarily “salaries and salary related expenses,” “outsourced services” and “other operating expenses.”

Outsourced Services.    Outsourced services for the nine months ended September 30, 2014 were $3.1 million compared to $2.4 million for the nine months ended September 30, 2013, an increase of $0.7 million or 31%. The increase was principally attributable to outsourced services costs incurred by the Patriot Care Management Business from August 6, 2014 (the date of our acquisition of the Patriot Care Management Business) to September 30, 2014. We did not own the Patriot Care Management Business for the nine months ended September 30, 2013 and, accordingly no such costs were incurred for that period.

Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party.    Allocation of marketing, underwriting and policy issuance costs from Guarantee Insurance Group, a related party, for the nine months ended September 30, 2014 was $1.9 million compared to $3.4 million for the nine months ended September 30, 2013, a decrease of $1.5 million or 46%. This decrease was in part attributable to a decrease in the proportion of reference premium produced by us relative to reference premium produced by Guarantee Insurance (which, as discussed above, generally served as the basis for the allocation).

As described above, in connection with the GUI Acquisition effective August 6, 2014, the cost sharing agreement pursuant to which these costs were incurred was terminated and all brokerage and policyholder services costs associated with our operations began to be incurred directly by us. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in this item, are recorded in the line items to which they relate, which are primarily “salaries and salary related expenses,” “outsourced services” and “other operating expenses.”

Other Operating Expenses.    Other operating expenses for the nine months ended September 30, 2014 were $7.7 million compared to $3.2 million for the nine months ended September 30, 2013, an increase of $4.5 million. This increase was principally due to the fact that from August 6, 2014, we directly incurred other operating expenses which were previously allocated to us from Guarantee Insurance Group or incurred in the form of a management fee paid to Guarantee Insurance Group as described under “—Salaries and Salary Related Expenses” above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Additionally, the increase is due to additional other operating expenses incurred from August 6, 2014 and associated with the operations of the Patriot Care Management Business. We did not own the Patriot Care Management Business during the nine months ended September 30, 2013 and, accordingly, we did not record any such other operating expenses for it for that period. The increase was also partially attributable to an increase in consulting and temporary labor costs incurred in connection with an increase in workload in respect of claims administration services.

We expect that other operating expenses will further increase going forward as a result of the new arrangements in respect of costs associated with both brokerage and policyholder services and administrative support services, as described under “—Salaries and Salary Related Expenses” above.

Interest Expense.    Interest expense for the nine months ended September 30, 2014 was $5.4 million compared to $0.6 million for the nine months ended September 30, 2013, an increase of $4.8 million.

Interest expense for the nine months ended September 30, 2014, is comprised of interest accruing under (i) the Initial Tranche of the PennantPark Loan Agreement entered into on November 27, 2013 in connection with the Reorganization, (ii) the Additional Tranche of the PennantPark Loan Agreement, as amended, entered into on August 6, 2014 in connection with the GUI Acquisition and (iii) the UBS Credit Agreement entered into on August 6, 2014 in connection with the Patriot Care Management Acquisition, all described elsewhere in this prospectus.

Interest expense for the nine months ended September 30, 2013, reflects $0.6 million of interest in connection with a loan agreement for $10.0 million entered into on October 9, 2012 with Advantage Capital. On November 27, 2013, this loan was repaid in full with a portion of the proceeds of the Initial Tranche of the PennantPark Loan Agreement. See “Certain Relationships and Related Party Transactions—Financing Transactions.”

Depreciation and Amortization.    Depreciation and amortization for the nine months ended September 30, 2014 was $3.7 million compared to $1.6 million for the nine months ended September 30, 2013, an increase of $2.1 million. The increase was attributable mainly to an increase in depreciation related to capitalized policy and claims administration system development costs which we incurred principally in the second half of 2013 and first half of 2014 principally in connection with our WCE platform and, to a lesser extent, intangible asset amortization relating to the Patriot Care Management Business for the period August 6, 2014 to September 30, 2014.

Amortization of Loan Discounts and Loan Costs.    Amortization of loan discounts and loan costs was $1.3 million for the nine months ended September 30, 2014 compared to $0.7 million for the nine months ended September 30, 2013, an increase of $0.6 million. The increase was attributable to an increase in amortization of loan costs related to the Initial Tranche of the PennantPark Loan Agreement entered into on November 27, 2013 and the Additional Tranche of the PennantPark Loan Agreement and the UBS Credit Agreement, each entered into on August 6, 2014 as described above.

Increase (Decrease) in Fair Value of Warrant Redemption Liability.    The increase (decrease) in fair value of warrant redemption liability was $(2.3) million for the nine months ended September 30, 2014 compared to $0.3 million for the nine months ended September 30, 2013, a decrease of $2.6 million, which represents the change in estimated fair value of the detachable common stock warrants issued to the lenders in connection with the Initial Tranche and Additional Tranche of the PennantPark Loan Agreement and the common stock issued to Advantage Capital pursuant to their September 30, 2014 exercise of common stock warrants as described elsewhere in this prospectus. We recorded this liability, and reflect the changes in the estimated fair value thereof, since the warrant holders and stockholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

may at specified times require us to redeem the stock or the warrants for cash, in an amount equal to, in the case of stock, the estimated fair value of the stock or, in the case of warrants, the estimated fair value of the warrants less the total exercise price of the redeemed warrants.

Provision for Uncollectible Fee Income.    For the nine months ended September 30, 2014, we recorded a $0.1 million provision for uncollectible fee income. For the nine months ended September 30, 2013, we recorded a provision for uncollectible fee income related to our claims administration services, of $2.5 million in connection with the liquidation of Ullico in May 2013. Ullico was one of our insurance carrier clients from April 2009 until we terminated their contract effective March 26, 2012 in connection with their liquidation.

Income Tax Expense.    Income tax expense was $10.4 million for the nine months ended September 30, 2014 compared to no income tax expense for the nine months ended September 30, 2013, an increase in income tax expense of $10.4 million. Income tax expense for the nine months ended September 30, 2014 and 2013 was principally comprised of federal income tax expense at a statutory federal rate of 34% and state income tax expense, plus the tax expense associated with (i) the gain on redemption of MCMC preferred equity attributable to the difference between tax basis and book basis and (ii) non-deductible expenses incurred in connection with the acquisition of PCM, less the tax benefit associated with the decrease in fair value of warrant redemption liability for the nine months ended September 30, 2014. Prior to November 27, 2013, certain of our subsidiaries were S Corporations or limited liability companies, electing to be taxed as pass through entities and, accordingly, we did not recognize a federal or state income tax provision for these subsidiaries for the nine months ended September 30, 2013.

Although our financial statements include the revenues and expenses associated with the GUI contracts and certain other assets and liabilities assumed in the GUI Acquisition, Guarantee Insurance Group will include these revenues and expenses in its consolidated federal income tax return for the period from January 1, 2014 to August 6, 2014 (the effective date of the GUI Acquisition) and has included the revenues and expenses associated with the GUI contracts and certain other assets and liabilities assumed in its consolidated federal income tax return for the year ended December 31, 2013.

Accordingly, we recognized a $0.0 million decrease in valuation allowance, which was equal to 100% of the deferred tax expense attributable to the GUI contracts for the nine months ended September 30, 2014 and a $1.9 million increase in valuation allowance equal to 100% of the deferred tax benefit attributable to the GUI contracts for the nine months ended September 30, 2013.

Net Income (loss)

As a result of the factors described above, net income (loss) increased by $13.5 million to $12.8 million for the nine months ended September 30, 2014 as compared to $(0.7) million for the same period in the prior year.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total Fee Income and Fee Income from Related Party.    Total fee income and fee income from related party for the year ended December 31, 2013 was $55.9 million compared to $38.4 million for the comparable period in 2012, an increase of $17.5 million or approximately 46%. The increase was principally due to an increase in fee income.

For the year ended December 31, 2013, approximately 44% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance, a related party, and approximately 38% and 12% of our total fee income and fee income from related party were attributable to contracts with our second and third largest clients, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2012, approximately 42% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance and approximately 35% and 21% of our total fee income and fee income from related party were attributable to our contracts with our second and third largest clients, respectively.

Fee income.    Fee income, which represents fee income from non-related parties, for the year ended December 31, 2013 was $46.5 million compared to $25.8 million for the year ended December 31, 2012, an increase of $20.7 million or approximately 80%.

This increase was partly attributable to an increase in brokerage and policyholder services fee income as a result of the growth in reference premiums written by us for Zurich, as described above.

This increase was also partly due to higher claims administration services fee income, for the most part attributable to a decrease by Guarantee Insurance of the portion of claims expense retained on its business (resulting in corresponding claims administration services revenue being classified as fee income rather than fee income from related party), combined with an increase in managed claims exposures as a result of the increase in reference premiums written by us for Zurich, as described above, but partially offset by a decrease in managed claims exposures resulting from the termination the Ullico contract, as described above.

Our prices by customer for brokerage, and policyholder services and claims administration services were unchanged for the year ended December 31, 2013 relative to the year ended December 31, 2012 and, accordingly, the net increase in fee income from related party was solely related to changes in the volume of business we managed.

Fee income from related party.    Fee income from related party for the year ended December 31, 2013 was $9.4 million compared to $12.5 million for the year ended December 31, 2012, a decrease of $3.1 million or approximately 25%.

We did not record any brokerage and policyholder services fee income from related party for the years ended December 31, 2013 and 2012, as described above. Following the GUI Acquisition, we entered into a new agreement with Guarantee Insurance effective August 6, 2014 to provide marketing, underwriting and policyholder services. Accordingly, we expect a significant increase in brokerage and policyholder services fee income from related party going forward.

The decrease in fee income from related party is therefore entirely attributable to lower claims administration fee income from related party principally due to the decrease by Guarantee Insurance of the portion of claims expense retained on its business (resulting in corresponding claims administration services revenue being classified as fee income rather than fee income from related party), partially offset by an increase in managed exposures related to the growth in reference premiums written by Guarantee Insurance, as described above.

Our prices by customer for brokerage, underwriting and policyholder services and claims administration services were unchanged for the year ended December 31, 2013 relative to the year ended December 31, 2012 and, accordingly, the net increase in fee income was solely related to changes in the volume of business we managed.

Net Investment Income.    We recorded immaterial amounts of net investment income for the year ended December 31, 2013 and 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Expenses:

Salaries and Salary Related Expenses.    Salaries and salary related expenses for the year ended December 31, 2013 was $16.0 million compared to $13.2 million for the year ended December 31, 2012, an increase of $2.8 million or approximately 21%. This principally reflects an increase in the size of our claims administration services staff associated with the increase in managed claims exposures as a result of the growth in reference premiums written by Guarantee Insurance and by us for Zurich, as described above. To a lesser degree, the increase was also attributable to efforts by us to perform more claims investigation work in-house rather than through outsourced vendors. These factors were partially offset by a decrease in managed claims exposures resulting from the termination the Ullico contract, as described above.

Commission Expense.    Commission expense for the year ended December 31, 2013 was $8.8 million compared to $3.2 million for year ended December 31, 2012, an increase of $5.5 million. The increase was attributable to an increase in commission expense associated with premium produced for Zurich, as described above.

Management fees to related party for Administrative Support Services.    Management fees to related party for administrative support services for the year ended December 31, 2013 were $12.1 million compared to $8.0 million for the year ended December 31, 2012, an increase of $4.1 million or approximately 51%. The increase was attributable to an increase in the proportion of reference premium written by us for our third-party insurance carrier clients relative to reference premium written by Guarantee Insurance (which, as discussed above, generally served as the basis for calculating the management fees), partially offset by a decrease in total administrative support services incurred by Guarantee Insurance Group for the benefit of both Guarantee Insurance and us.

Outsourced Services.    Outsourced services for the year ended December 31, 2013, were $3.3 million compared to $4.5 million for the year ended December 31, 2012, a decrease of $1.1 million or approximately 26%. The decrease was principally attributable to lower outsourcing costs as a result of efforts by us to perform more claims investigation work in-house rather than through outsourced vendors.

Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party.    Allocation of marketing, underwriting and policy issuance costs from Guarantee Insurance Group, a related party, for the year ended December 31, 2013 was $4.7 million compared to $2.8 million for the year ended December 31, 2012, an increase of $1.9 million or approximately 69%. The increase was attributable to an increase in the proportion of reference premium produced by us relative to reference premium produced by Guarantee Insurance (which, as discussed above, generally served as the basis for the allocation).

Other Operating Expenses.    Other operating expenses were $4.6 million for both the year ended December 31, 2013 and 2012.

Interest Expense.    Interest expense for the year ended December 31, 2013, was $1.2 million compared to $0.3 million for the year ended December 31, 2012, an increase of $0.9 million.

Interest expense for the year ended December 31, 2013, is comprised of $0.4 million of interest accruing under the Initial Tranche of the PennantPark Loan Agreement entered into on November 27, 2013 in connection with the Reorganization and in $0.8 million of interest connection with a loan agreement for $10.0 million entered into on October 9, 2012 with Advantage Capital.

Interest expense for the year ended December 31, 2012 reflects $0.2 million of interest in connection with the $10.0 million Advantage Capital loan and $0.1 million of interest on a loan from our largest

Management’s Discussion and Analysis of Financial Condition and Results of Operations

shareholder, as described in “Certain Relationships and Related Party Transactions—Loan Arrangements.” On November 27, 2013, the $10.0 million Advantage Capital loan was repaid in full with a portion of the proceeds of the Initial Tranche of the PennantPark Loan Agreement.

Depreciation and Amortization.    Depreciation and amortization for the year ended December 31, 2013, was $2.6 million compared to $1.3 million for the year ended December 31, 2012, an increase of $1.3 million or approximately 100%. The increase was attributable to an increase in depreciation related to capitalized policy and claims administration system development costs in connection with the WCE system, which we incurred principally in the second half of 2013.

Amortization of Loan Discounts and Loan Costs.    Amortization of loan discounts and loan costs was $5.6 million for the year ended December 31, 2013 compared to $0.2 million for the year ended December 31, 2012, an increase of $5.4 million.

Amortization of loan discounts for the year ended December 31, 2013 principally represents amortization of the balance of the discount on the debt associated with the Advantage Capital loan agreement entered into on October 9, 2012, upon the repayment of the loan in full on November 27, 2013. See “Certain Relationships and Related Party Transactions—Financing Transactions.” Amortization of loan discounts for the year ended December 31, 2012, represents amortization of the discount on the debt associated with the Advantage Capital loan agreement entered into on October 9, 2012, as described above.

Amortization of loan costs for the year ended December 31, 2013 was attributable to the Initial Tranche of the PennantPark Loan Agreement. We incurred no material loan costs for the year ended December 31, 2012.

Loss on Change in Fair Value of Warrants.    We recorded a loss on change in fair value of warrants of $0.2 million for the year ended December 31, 2013, attributable to the fact that in connection with the Reorganization, Advantage Capital, one of our prior lenders, exchanged common units and detachable common stock warrants issued by certain of our subsidiaries for detachable common stock warrants of ours, which had a higher value.

Provision for Uncollectible Fee income.    For the year ended December 31, 2013, we recorded a provision for uncollectible fee income of $2.5 million in connection with the liquidation of Ullico in May 2013. Ullico was one of our insurance carrier clients from April 2009 until we terminated the contract effective March 26, 2012. For the year ended December 31, 2012, we determined that no provision for uncollectible fee income was required.

Income Tax Expense.    Income tax expense for the year ended December 31, 2013 was $0.7 million. We did not recognize income tax expense or benefit for the year ended December 31, 2012. Income tax expense (benefit) for the years ended December 31, 2013 and 2012 was principally comprised of federal income tax benefit at a statutory federal rate of 34% and state income tax benefit, excluding the income tax benefit related to the amortization of loan discounts. Prior to November 27, 2013, certain subsidiaries were S Corporations or limited liability companies, electing to be taxed as pass through entities and, accordingly, we did not recognize a federal or state income tax provision for these subsidiaries for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012.

Although our financial statements include the revenues and expenses associated with the GUI contracts and certain other assets and liabilities assumed in the GUI Acquisition, Guarantee Insurance Group has

Management’s Discussion and Analysis of Financial Condition and Results of Operations

included these revenues and expenses in its consolidated federal income tax returns for the years ended December 31, 2013 and 2012 and, accordingly, we recognized a $2.7 million and $1.7 million increase in valuation allowance, respectively, equal to 100% of the deferred tax benefit attributable to the GUI contracts for the years ended December 31, 2013 and 2012.

Net loss

As a result of the factors described above, net loss for the year ended December 31, 2013 was $6.2 million compared to net income of $0.3 million for the year ended December 31, 2012, a decrease in net income of $6.5 million.

SEASONALITY

Our revenue and operating results associated with our claims administration services are generally not subject to seasonality.

Our revenue and operating results associated with our brokerage and policyholder services are generally subject to seasonal variations as a result of the distribution of renewal dates of existing policies throughout the year, with slightly more renewals in occurring in the first and third calendar quarter based on the current distribution of such dates.

IMPACT OF INFLATION

Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had a material impact on our results of operations during the last two fiscal years, nor do we believe it is likely to have such a material impact in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Funds

Our principal needs for liquidity have been, and for the foreseeable future will continue to be, working capital, capital expenditures and funding potential acquisitions, as well as potential redemption of detachable common stock warrants. Our primary sources of liquidity include cash flows from operations and available cash and cash equivalents. In addition, we intend to enter into a new senior secured credit facility as an additional source of liquidity. See “—Indebtedness—Senior Secured Credit Facility.”

We believe that our cash flow from operations, available cash and cash equivalents and the proceeds from this offering will be sufficient to meet our liquidity needs for the foreseeable future. As of September 30, 2014, our unrestricted cash and cash equivalents were $8.0 million. In addition, as of September 30, 2014, we had $5.1 million of restricted cash, which are funds we receive from our insurance carrier clients and that are earmarked exclusively for payments of claims on behalf of such clients. We cannot use such funds for other purposes.

To the extent we require additional liquidity, we anticipate that it will be funded through the incurrence of other indebtedness (which may include capital markets indebtedness, the new senior secured credit facility or indebtedness under other credit facilities), equity financings or a combination thereof. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net cash provided by operating activities for the nine months ended September 30, 2014 was $15.5 million compared to $10.8 million for the nine months ended September 30, 2013, an increase of $4.7 million or 44%. This increase was attributable to a $16.9 million increase in certain liabilities, principally income taxes payable and accounts payable, accrued expenses and other liabilities, partially offset by a $9.5 million decrease in net income (after adjusting for non-cash income and expense items) and a $2.7 million increase in certain assets, principally fee income receivable from related party.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities for the year ended December 31, 2013 was $6.0 million compared to $11.4 million for the year ended December 31, 2012, a decrease of $5.4 million. This decrease was principally attributable to a $5.1 million decrease in certain liabilities, principally net payables to related parties and deferred claims administration services income and a $2.3 million decrease in certain other assets, partially offset by a $2.0 million increase in net income (after adjusting for non-cash income and expense items).

Investing Activities

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net cash used in investing activities for the nine months ended September 30, 2014 was $54.2 million compared to $5.8 million for the nine months ended September 30, 2013, an increase of $48.4 million. The increase was principally attributable to $52.7 million of cash used for the PCM Acquisition, as described elsewhere in this prospectus.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash used in investing activities for the year ended December 31, 2013 was $28.8 million compared to $3.5 million for the year ended December 31, 2012, an increase of $25.3 million. The increase was principally attributable to a $28.3 million decrease in note receivable from related party, partially offset by a $4.8 million increase in restricted cash.

Financing Activities

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net cash provided by (used in) financing activities for the nine months ended September 30, 2014 was $45.1 million compared to $(5.1) million for the nine months ended September 30, 2013, an increase of $50.2 million. The increase was principally attributable to $55.3 million of net proceeds from borrowings under the UBS Credit Agreement in connection with the acquisition of PCM as described elsewhere in this prospectus, and a $4.9 million decrease in distributions to members and dividends to common stockholders during the nine months ended September 30, 2014. This was partially offset by $6.7 million in repayment of outstanding borrowings and a $3.2 million increase in payment of loan fees for the nine months ended September 30, 2014 for the nine months ended September 30, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by (used in) financing activities for the year ended December 31, 2013 was $22.7 million compared to ($4.6) million for the year ended December 31, 2012, an increase of $27.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

million. The increase was principally attributable to the receipt of the net proceeds from the Initial Tranche of the PennantPark Loan Agreement combined with a $9.0 million decrease in the payment of stockholder and unitholder distributions. These factors were partially offset by the $10.0 million repayment of debt.

Capital Expenditures

For the nine months ended September 30, 2014 and 2013, GUI made capital expenditures of $0.3 million and $2.6 million, respectively, for policy and claims administration system development costs, principally in connection with our WCE platform. For the years ended December 31, 2013 and 2012, GUI made capital expenditures of $6.1 million and $6.7 million for policy and claims administration system development costs, principally in connection with our WCE platform.

Our balance sheet as of September 30, 2014 includes balances attributable to these capital expenditures, which we acquired from GUI effective August 6, 2014. Our balance sheets as of December 31, 2013 and 2012 do not include balances attributable to these capital expenditures. However, amortization associated with these capital expenditures is included in our operating results for the nine months ended September 30, 2014 and 2013 and the years ended December 31, 2013 and 2012. Our WCE policy and claims administration system was placed into production in August 2013. Although we expect to make additional capital expenditures related to the development of additional features and functionality related to our WCE policy and claims administration system, we do not anticipate such further costs to be significant.

Indebtedness

UBS Credit Agreement

On August 6, 2014, in connection with the Patriot Care Management Acquisition, we and certain of our subsidiaries entered into the UBS Credit Agreement, which provides for a five-year term loan facility in an aggregate principal amount of $57.0 million that will mature on August 6, 2019. The loan is secured by the common stock of PCM and guaranteed by Guarantee Insurance Group and its wholly owned subsidiaries.

Our borrowings under the UBS Credit Agreement bear interest at a rate equal to the greatest of (x) the base rate in effect on such day, (y) the federal funds rate in effect on such day plus 0.50% and (z) the adjusted LIBOR rate on such day for a one-month interest period plus 1.00%, subject to a minimum rate, plus an applicable margin of 8.00%, which may be increased by additional amounts under certain specified circumstances. The weighted average interest rate under the UBS Credit Agreement for the nine months ended September 30, 2014 was 10.0%.

As of September 30, 2014, we were in compliance with the covenants contained in the UBS Credit Agreement. We intend to use a portion of the net proceeds of this offering, together with the anticipated borrowings under the senior secured facility or cash on hand, to prepay in full the borrowings outstanding under the UBS Credit Agreement as required thereunder, including accrued interest and applicable prepayment premium. See “Use of Proceeds.”

PennantPark Loan Agreement

On August 6, 2014, in connection with the GUI Acquisition, we and certain of our subsidiaries, as borrowers, and certain of our other subsidiaries and certain affiliated entities, as guarantors, entered into the PennantPark Loan Agreement with the PennantPark Entities, as lenders, which amended and restated the First Lien Term Loan Agreement, dated as of November 27, 2013 (the “Existing Loan Agreement”), by increasing the aggregate principal amount of the term loans under the Existing Loan Agreement to approximately $68.6 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Borrowings under the PennantPark Loan Agreement are comprised of (i) the Initial Tranche in an aggregate principal amount of approximately $37.8 million, which represents the unpaid portion of the original principal amount of $42.0 million under the Existing Loan Agreement and (ii) the Additional Tranche in an aggregate principal amount of approximately $30.8 million of new borrowings. Our borrowings under the PennantPark Loan Agreement were funded at a price equal to 97.5% of the par value thereof and bear interest equal to the sum of (i) the greater of 1.0% or LIBOR and (ii) 11.50%. The weighted average interest rate under the PennantPark Loan Agreement for the nine months ended September 30, 2014 was 12.5%.

All obligations under the PennantPark Loan Agreement are guaranteed by certain of our subsidiaries as well as several affiliated entities, including GUI, and are generally secured by the tangible and intangible property of the borrowers and the guarantors. In addition, the PennantPark Loan Agreement includes certain covenants that, among other things, subject to significant exceptions, limit our ability and the ability of our restricted subsidiaries to engage in certain business and financing activities and that require the borrowers to maintain certain financial covenants. In connection with both tranches of the PennantPark Loan Agreement, we issued warrants to the PennantPark Entities to purchase an aggregate of 1,110,555 shares of our common stock.

As of September 30, 2014, we were in compliance with the covenants contained in the PennantPark Loan Agreement. We intend to use a portion of the net proceeds of this offering to prepay in full the borrowings outstanding under the PennantPark Loan Agreement, including accrued interest and applicable prepayment premium. See “Use of Proceeds.”

Proposed Senior Secured Credit Facility

In connection with this offering, we expect to enter into a new senior secured credit facility in the aggregate principal amount of up to $80.0 million, comprised of a $40.0 million revolving credit facility and a $40.0 million term loan facility, with BMO Harris Bank N.A., an affiliate of BMO Capital Markets Corp., as administrative agent. The senior secured credit facility is expected to have a maturity of five years, and borrowings thereunder will bear interest, at our option, at LIBOR plus a margin ranging from 250 basis points to 325 basis points or at base rate plus a margin ranging from 150 basis points to 225 basis points. Margins on all loans and fees will be increased by 2% per annum during the existence of an event of default. The revolving credit facility is expected to include borrowing capacity available for letters of credit and borrowings on same-day notice, referred to as swing line loans. At any time prior to maturity, we have the right to increase the size of revolving credit facility or the term loan facility by an aggregate amount of up to $20.0 million, but in a minimum amount of $5.0 million.

In addition to paying interest on outstanding principal under the senior secured credit facility, we are expected to be required to pay a commitment fee to the administrative agent for the ratable benefit of the lenders under the revolving credit facility in respect of the unutilized commitments thereunder, ranging from 35 basis points to 50 basis points, depending on specified leverage ratios. With respect to letters of credit, we are also expected to pay a per annum participation fee equal to the applicable LIBOR margin on the face amount of each letter of credit as well as a fee equal to 0.125% on the face amount of each letter of credit issued (or the term of which is extended). This latter 0.125% fee is payable to the issuer of the letter of credit for its own account, along with any standard documentary and processing charges incurred in connection with any letter of credit.

The term loan facility is expected to amortize quarterly beginning the first full quarter after the closing date at a rate of 5% per annum of the original principal amount during the first two years, 7.5% per

Management’s Discussion and Analysis of Financial Condition and Results of Operations

annum of the original principal amount during the third and fourth years and 10% per annum of the original principal amount during the fifth year, with the remainder due at maturity. Principal amounts outstanding under the revolving credit facility are expected to be due and payable in full at maturity.

In the event of any sale or other disposition by us or our subsidiaries guaranteeing the senior secured credit facility of any assets with certain exceptions, we are required to prepay all proceeds received from such a sale towards the remaining scheduled payments of the term loan facility.

In addition, all obligations under the senior secured credit facility are expected to be guaranteed by all of our existing and future subsidiaries and to be secured by a first-priority perfected security interest in substantially all of our and our subsidiaries’ tangible and intangible assets, whether now owned or hereafter acquired, including a pledge of 100% of the stock of each guarantor.

The senior secured credit facility is expected to contain certain covenants that, among other things and subject to significant exceptions, limit our ability and the ability of our restricted subsidiaries to engage in certain business and financing activities and that require us to maintain certain financial covenants, including requirements to maintain (i) a maximum total leverage ratio of total outstanding debt to adjusted EBITDA for the most recently-ended four fiscal quarters of no more than 300% and (ii) a minimum fixed charge coverage ratio of adjusted EBITDA to the sum of cash interest expense plus income tax expense plus capital expenditures plus regularly scheduled principal payments of debt for the same period of a least 150% for the most recently-ended four quarters. We expect that the senior secured credit facility will contain other restrictive covenants, including those regarding indebtedness (including capital leases) and guarantees; liens; operating leases; investments and acquisitions; loans and advances; mergers, consolidations and other fundamental changes; sales of assets; transactions with affiliates; no material changes in nature of business; dividends and distributions, stock repurchases, and other restricted payments; change in name, jurisdiction of organization or fiscal year; burdensome agreements;.

and capital expenditures. The senior secured credit facility is also expected to have events of default that may result in acceleration of the borrowings thereunder, including (i) nonpayment of principal, interest, fees or other amounts (subject to customary grace periods for items other than principal); (ii) failure to perform or observe covenants set forth in the loan documentation (subject to customary grace periods for certain affirmative covenants); (iii) any representation or warranty proving to have been incorrect in any material respect when made; (iv) cross-default to other indebtedness and contingent obligations in an aggregate amount in excess of an amount to be agreed upon; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) inability to pay debts; (vii) monetary judgment defaults in excess of an amount to be agreed upon; (viii) ERISA defaults; (ix) change of control; (x) actual invalidity or unenforceability of any loan document, any security interest on any material portion of the collateral or asserted (by any loan party) invalidity or unenforceability of any security interest on any collateral; (xi) actual or asserted (by any loan party) invalidity or unenforceability of any guaranty; (xii) material unpaid, final judgments that have not been vacated, discharged, stayed or bonded pending appeal within a specified number of days after the entry thereof; and (xiii) any other event of default agreed to by us and the administrative agent.

OFF-BALANCE SHEET OBLIGATIONS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below provides information with respect to our long-term debt and contractual commitments as of December 31, 2013, giving pro forma effect to the Acquisitions:

	Payment Due by Period
In thousands	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt obligations(1)	$55,780	$13,256	$23,362	$19,162	$—
Operating lease obligations(2)	11,240	2,928	4,974	2,473	865
Capital lease obligation(3)	7,211	2,473	4,738	—	—

	$74,231	$18,657	$33,074	$21,635	$865

(1)	Reflects principal and interest on borrowings under the Initial Tranche of the Pennant Park Loan Agreement. Does not reflect borrowings under the Additional Tranche of the PennantPark Loan Agreement and the UBS Credit Agreement incurred on August 6, 2014. In addition, does not reflect warrant redemption liabilities. We intend to repay all borrowings under the PennantPark Loan and the UBS Credit Agreement with the proceeds of this offering.

Does not reflect the senior secured credit facility, which we intend to enter into in connection with this offering. The closing of this offering is not conditioned upon entry into the senior secured credit facility. See “—Liquidity and Capital Resources—Indebtedness—Senior Secured Credit Facility.”.

(2)	Reflects lease obligations in respect of our head office and regional offices, certain of which have been assigned to us by Guarantee Insurance Group effective August 6, 2014.

(3)	Reflects capital lease obligations assumed from GUI effective August 6, 2014.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known and such changes could impact the amounts reported and disclosed herein. Adjustments related to changes in estimates are reflected in our results of operations in the period in which those estimates changed.

Significant estimates inherent in the preparation of our combined financial statements include useful lives and impairments of long-lived tangible and intangible assets, accounting for income taxes and related uncertain tax positions, the valuation of warrant liabilities and accounting for business combinations.

Revenue Recognition

Brokerage and Policyholder Services.    We generate fee income for underwriting and servicing workers’ compensation insurance policies for insurance companies, based on a percentage of premiums each writes

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for its customers. Brokerage and policyholder services are, in all material respects, provided prior to the issuance or renewal of the related policy. For insurance carrier clients who record written premium on the effective date of the policy based on the estimated total premium for the term of the policy, we recognize fee income on the effective date of the related insurance policy reduced by an allowance for estimated commission income that may be returned by us to such clients due to estimated net reduction in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. For insurance carrier clients who record written premium as premium is collected, we recognize fee income as the premium is collected, reduced by an allowance for estimated commission income that may be returned by us to such clients due to net returns of premiums previously written and collected. In each case, we record the revenue effects of subsequent premium adjustments when such adjustments become known.

Prior to August 6, 2014, our brokerage and policyholder services revenue was derived solely from (1) insurance carrier clients other than Guarantee Insurance, all of which record written premium as premium is collected and (2) Guarantee Insurance under a producer agreement for workers’ compensation policies described below.

We have also historically recorded fee income for soliciting applications for workers’ compensation policies for Guarantee Insurance, a related party, pursuant to a producer agreement between GUI and Guarantee Insurance that we acquired as part of the GUI Acquisition, based on a percentage of premiums procured. The producer agreement provided that the percentage may be amended from time to time upon the mutual consent of the parties. For the years ended December 31, 2013 and 2012, the fees based on a percentage of premium were waived in their entirety and for the year ended December 31, 2012, fees of approximately $0.4 million were agreed. This agreement was terminated effective August 6, 2014.

Generally, as a historical matter, the policies we produced for our insurance carrier clients other than Guarantee Insurance featured payment plans spread across the terms of the respective policies. Because we record brokerage and policyholder services revenue on this business as premium is collected, the commission income we estimate that may be returned by us to such clients due to estimated net reductions in total premium for the term of the policy, principally associated with mid-term policy cancellations, was nominal. Accordingly, we did not maintain an allowance for estimated return commission income on business produced by us for insurance carrier clients other than Guarantee Insurance prior to August 6, 2014.

Additionally, upon termination of our producer agreement with Guarantee Insurance, we and Guarantee Insurance agreed that there would be no further adjustments to commission income associated with changes in total premium for the term of the policy. Accordingly, we did not maintain an allowance for estimated return commission income pursuant to our producer agreement with Guarantee Insurance.

Following the GUI Acquisition, we entered into a new agreement with Guarantee Insurance effective August 6, 2014 to provide marketing, underwriting and policyholder services. Guarantee Insurance records written premium on the effective date of the policy based on the estimated total premium for the term of the policy. Accordingly, for the period from August 6, 2014 to September 30, 2014, we recorded an allowance for estimated return commission income of approximately $850,000. We expect a significant increase in brokerage and policyholder services fee income from Guarantee Insurance going forward.

We also generate fee income for establishing and administering segregated portfolio cell reinsurance arrangements for reinsurers that assume a portion of the underwriting risk from our insurance carrier clients, based on a flat annual fee which is recognize as revenue on a pro rata basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Claims Administrative Services.    We generate fee income for administering workers’ compensation claims for insurance and reinsurance companies, generally based on a percentage of earned premiums, grossed up for large deductible credits. We recognize this revenue over the period of time we are obligated to administer the claims as the underlying claims administration services are provided. For certain insurance and reinsurance carrier clients, the fee, which is based on a percentage of earned premiums grossed up for large deductible credits, represents consideration for our obligation to administer claims for a period of 24 months from the date of the first report of injury. For claims open longer than 24 months from the date of the first report of injury for these clients, we generate fee income for continuing to administer the claims, if so elected by the client, based on a fixed monthly fee which is recognized when earned. For certain other insurance and reinsurance clients, we have an obligation to administer the claims through their duration. We also generate fee income from non-related parties for administering workers’ compensation claims for state associations responsible for handling the claims of insolvent insurance companies based on a fixed amount per open claims per month.

We generate fee income for services for insurance and reinsurance companies and other clients, including (i) claims investigative services, generally based on an hourly rate, (ii) loss control management services, based on a percentage of premium, (iii) workers’ compensation claimant transportation and translation services, generally based on an hourly rate, (iv) workers’ compensation claims subrogation services, based on a percentage of subrogation recovered on the date of recovery, (v) workers’ compensation claims legal bill review, based on a percentage of savings on the date that savings are established and (vi) certain other services, based on a fixed monthly fee. We generate fee income for negotiating and settling liens placed by medical providers on workers’ compensation claims for insurance and reinsurance companies and other clients, based on a percentage of savings resulting from the settlement of the lien. We recognize revenue from claims investigations, loss control service administration, claimant transportation and translation, claims subrogation services, workers’ compensation claims lien negotiations and reinsurance management services in the period that the services are provided.

Fee income from related party represents fee income earned from Guarantee Insurance on brokerage and policyholder services and on claims administration services.

Fee income earned from Guarantee Insurance for brokerage and policyholder services historically represents fees for soliciting applications for workers’ compensation insurance for Guarantee Insurance pursuant to a prior producer agreement that we acquired as part of the GUI Acquisition, based on a percentage of premiums written or other amounts negotiated by the parties. This agreement was terminated effective August 6, 2014. Following the GUI Acquisition, we entered into a new agreement with Guarantee Insurance effective August 6, 2014 to provide all of our brokerage and policyholder services. Accordingly, we expect further significant increases in fee income from related party going forward.

Fee income earned from Guarantee Insurance for claims administration services is based on the net portion of claims expense retained by Guarantee Insurance pursuant to quota share reinsurance agreements between Guarantee Insurance, our third party insurance carrier clients and the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and such third party carriers. Certain fee income earned from segregated portfolio cell reinsurers is remitted to us by Guarantee Insurance on behalf of the segregated portfolio cell reinsurers.

The allocation of marketing, underwriting and policy issuance costs from related party in our combined statements of operations represents costs reimbursed to Guarantee Insurance Group for rent and certain corporate administrative services. Management fees paid to related party for administrative support services in our combined statements of operations represent amounts paid to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restricted Cash

Restricted cash is comprised of amounts received from our clients to be used exclusively for the payment of claims on behalf of such clients.

Fixed Assets and Other Long Term Assets

Fixed assets are stated at cost, less accumulated depreciation. Expenditures for furniture and fixtures and computer equipment are capitalized and depreciated on a straight-line basis over a three-year estimated useful life. Expenditures for leasehold improvements on office space and facilities leased by Guarantee Insurance Group but utilized by us are capitalized and amortized on a straight-line basis over the term of Guarantee Insurance Group’s lease.

Other long term assets, which are solely comprised of capitalized policy and claims administration system development costs are also stated at cost, net of accumulated depreciation. Expenditures for capitalized policy and claims administration system development costs are capitalized and amortized on a straight line basis over a five-year estimated useful life.

We periodically review all fixed assets and other long term assets that have finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Upon sale or retirement, the cost and related accumulated depreciation and amortization of assets disposed of are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment (or more frequently if certain indicators are present or management otherwise believes it is appropriate to do so). In the event that management determines that the value of goodwill has become impaired, we will record a charge for the amount of impairment during the fiscal quarter in which the determination is made. We determined that there was no impairment as of September 30, 2014 or December 31, 2013.

Commission Expense

Commission expense represents consideration paid by us to insurance agencies for producing business. Services provided by insurance agencies are, in all material respects, provided prior to the issuance or renewal of an insurance policy. With respect to business written for insurance carrier clients who record written premium on the effective date of the policy, we record commission expense on the effective date of the policy based on the estimated total premium for the term of the policy, reduced by an allowance for estimated commission expense that may be returned by the insurance agencies to us due to net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. With respect to business written for insurance carrier clients who record written premium as premium is collected, we recognize commission expense as the premium is collected, reduced by an allowance for estimated commission expense that may be returned by the insurance agencies to us due to net returns of premiums previously written and collected. The income effects of subsequent commission expense adjustments are recorded when the adjustments become known.

Income Taxes

We file or will file consolidated federal income tax returns which include the results of our wholly and majority owned subsidiaries, which became our subsidiaries effective November 27, 2013 or as part of the Patriot Care Management Acquisition effective August 6, 2014. The tax liability of our company and

Management’s Discussion and Analysis of Financial Condition and Results of Operations

its wholly and majority owned subsidiaries is apportioned among the members of the group in accordance with the portion of the consolidated taxable income attributable to each member of the group, as if computed on a separate return. To the extent that the losses of any member of the group are utilized to offset taxable income of another member of the group, we take the appropriate corporate action to “purchase” such losses. To the extent that a member of the group generates any tax credits, such tax credits are allocated to the member generating such tax credits.

Prior to November 27, 2013, two of our subsidiaries were S Corporations, electing to pass corporate income through to the sole shareholder for federal tax purposes. The then sole shareholder was responsible for reporting his share of the taxable income or loss from such subsidiaries to the Internal Revenue Service. Accordingly, our combined statements of operations for the years ended December 31, 2013 and 2012 do not include a provision for federal income taxes attributable to the operations of these subsidiaries for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012, nor do our combined statements of operations for the nine months ended September 30, 2014 and 2013. Effective November 27, 2013, concurrent with the Reorganization, these subsidiaries were converted to C Corporations and their taxable income became subject to U.S. corporate federal income taxes.

Another subsidiary of ours has identified its tax status as a limited liability company, electing to be taxed as a pass through entity. Prior to November 27, 2013, such subsidiary’s members were responsible for reporting their share of the entity’s taxable income or loss to the Internal Revenue Service. Accordingly, our combined statements of operations for the years ended December 31, 2013 and 2012 do not include a provision for federal income taxes attributable to this subsidiary’s operations for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012, nor do our combined statements of operations for the nine months ended September 30, 2014 and 2013. Effective November 27, 2013, following the Reorganization, we are responsible for reporting our share of that entity’s taxable income.

Another subsidiary of ours is domiciled in a non-U.S. jurisdiction and, accordingly, is not subject to U.S. federal income taxes. We have no current intention of distributing unremitted earnings of this subsidiary to its U.S. domiciled parent. Additionally, we believe that it is not practical to calculate the potential liability associated with such distribution due to the fact that dividends received from this subsidiary could bring additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend, and significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings. Accordingly, pursuant to ASC 740, Tax Provisions, the income tax benefit in our combined statements of operations for the years ended December 31, 2013 and 2012 and the income tax expense in our combined statement of operations for the nine months ended September 30, 2014 and 2013 do not include a provision for federal income taxes attributable to that entity’s operations.

The income tax benefit in our combined statements of operations, included elsewhere in this prospectus, includes a provision for income taxes attributable to the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed in the GUI Acquisition, as if GUI were included in our consolidated federal income tax return.

In determining the quarterly provision for income taxes, management uses an estimated annual effective tax rate based on forecasted annual pre-tax income (loss), permanent tax differences, statutory tax rates and tax planning opportunities in the various jurisdictions in which we operate. The impact of significant discrete items is separately recognized in the periods in which they occur.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fee Income Receivable and Fee Income Receivable from Related Party

Fee income receivable and fee income receivable from related party are based on contracted prices. We assess the collectability of these balances and adjust the receivable to the amount expected to be collected through an allowance for doubtful accounts. As of December 31, 2013, we maintained an allowance for doubtful accounts of approximately $2.5 million in connection with fee income receivables from Ullico, a third-party insurance carrier client from April 2009 until we terminated the contract effective March 26, 2012. Ullico went into liquidation effective May 30, 2013. On August 6, 2014, these fee income receivable balances from Ullico, net of allowance for uncollectible fee income receivable of approximately $2.5 million, were transferred to GUI as part of the consideration we paid for the GUI Acquisition.

Segment Considerations

We deliver our services to our customers through local offices in each region and financial information for our operations follows this service delivery model. All regions provide brokerage, underwriting and policyholder services as well as claims administration services. ASC 280, Segment Reporting, Section 280-10, establishes standards for the way that public business enterprises report information about operating segments in annual and interim consolidated financial statements. Our internal financial reporting is organized geographically, as discussed above, and managed on a geographic basis, with virtually all of our operating revenue generated within the United States. In accordance with ASC 280-10, multiple product offerings may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles, if the segments have similar economic characteristics, and if the segments are similar in terms of (i) the nature of products and services, (ii) the nature of the production processes, (iii) the type or class of customer for their products and services and (iv) the methods used to distribute their products or provide their services. We believe each of our regional office operations meet these criteria, as each provides similar services and products to similar customers using similar methods of production and similar methods to distribute the services and products. Our products and services are generally offered as a complete and comprehensive outsourcing solution to its customers through a production process utilizing an integrated sales channel and technology platform that handles the entire brokerage, underwriting, policyholder services and claim administration services process. The operating results derived from the sale of brokerage and policyholder services and claims administration services are generally not reviewed separately by the our chief operating decision makers for purposes of assessing the performance of each service or making decisions about resources to be allocated to each service. Accordingly, we consider our business to operate in one segment.

Earnings per Share

Basic earnings per share is based on weighted average shares outstanding and excludes dilutive effects of detachable common stock warrants. Diluted earnings per share assumes the exercise of all detachable common stock warrants using the treasury stock method. Because we had a net loss for the year ended December 31, 2013, and nine months ended September 30, 2013 weighted average outstanding detachable common stock warrants representing 1,370,325 and 588,060 shares of common stock outstanding, respectively, were not dilutive.

JOBS Act

The JOBS Act contains provisions that, among other things, allows an emerging growth company to take advantage of specified reduced reporting requirements. In particular, the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take

Management’s Discussion and Analysis of Financial Condition and Results of Operations

advantage of such extended transition period, and, as a result, we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

Recently Issued Financial Accounting Standards

On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 regarding ASC Topic 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. For a publicly-held entity, this guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is not permitted. For nonpublic entities, this guidance will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, and early adoption (no earlier than annual reporting periods beginning after December 15, 2016) is permitted. We are currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial statement impact of adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not currently subject to any material interest rate risk or credit risk. In addition, we currently have no exposure to foreign currency risk.

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OVERVIEW

We are a national provider of comprehensive outsourcing solutions within the workers’ compensation marketplace for insurance companies, employers, local governments and reinsurance captives. We offer an end-to-end portfolio of services to increase business production, contain costs and reduce claims experience for our clients. We leverage our strong distribution relationships, proprietary business processes, advanced technology infrastructure and management expertise to deliver valuable solutions to our clients. We strive to deliver these value-added services to our clients in order to help them navigate the workers’ compensation landscape, ensure compliance with state regulations, handle all aspects of the claims process and ultimately contain costs.

We work with leading insurance carriers to design workers’ compensation programs according to their preferred risk parameters and specifications. We market the programs through our broad distribution network of over 1,000 independent retail agencies, and underwrite and bind coverage on behalf of our clients. We play a central role in the underwriting, production and administration process, which we believe gives us flexibility in the event of a change in carrier relationships.

Once an insurance program is established with an insurance carrier client, we offer a full suite of additional services, including claims administration and adjudication, cost containment, nurse case management, fraud investigation and subrogation services. We also offer these services individually or as a customized package of services to our other clients such as employers, local governments and reinsurance captives, based on a client’s particular needs. We believe that our proactive approach to claims administration, including our proprietary SWARM process, results in higher than average claims closure rates versus the industry. Our technology platform provides timely information to our employees and our clients, which allows rapid initial case analysis and response to claims as well as direct access to information across our internal organization. We believe this proactive approach to our business, combined with our industry expertise and distribution relationships, makes us a valued outsourcing partner for our clients.

We generate fee revenue for our services, and we do not write any insurance policies or bear underwriting risk. On a pro forma basis, after giving effect to the Acquisitions (as defined below), this offering and the application of use of proceeds therefrom, our revenue was $101.1 million for the nine months ended September 30, 2014 and $93.0 million for the year ended December 31, 2013. Our net income (loss) on a pro forma basis for such periods was $14.5 million and $(15.2) million, respectively. See “Unaudited Pro Forma Financial Information” for additional information.

OUR COMPETITIVE STRENGTHS

We believe we have the following competitive strengths:

➢	National Provider of Full Spectrum of Services Focused on Workers’ Compensation. We provide a complete range of services, from originating and underwriting policies to claims adjudication, focused exclusively on the workers’ compensation insurance industry. We are able to efficiently deploy these services nationwide on a coordinated and proactive basis. We believe our sector focus and our nationwide footprint allow us to provide superior services and products, higher efficiencies and better cost containment to our clients relative to multiline insurance service providers. In addition, due to the expertise required to comply with a complex, state-based regulatory regime, we believe that we have a business model that is difficult to replicate.

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➢	State-of-the-Art Technology Infrastructure. We developed and implemented our WCE system, a scalable technology platform that handles the entire billings and claims administration process, from the initial issuance of policies to settlement of claims. Our WCE system is the cornerstone of our services, and we believe it provides:

•	reduced cost associated with policy initiation by fully automating issuance and underwriting of new policies;

•	real-time analysis and communication capabilities across functional areas to enhance speed of claims response and resolution;

•	enhanced data collection and quality, information analysis and identification of trends through ease-of-use and single data-entry principle; and

•	comprehensive predictive modeling and analytics capabilities.

The WCE system was designed with a robust, modular architecture to provide flexibility to integrate new carriers and acquired businesses. For example, the WCE system is compatible with the legacy systems of our clients. We believe this compatibility allows us to reduce the time required for systems integration and to provide enhanced day-to-day operational interactions securely and with relative ease. We also believe that it can be utilized in lines of business outside of the workers’ compensation insurance industry.

➢	Proven Proprietary Claims Management Process. Through our proprietary SWARM process, we provide our clients with a high quality, high-touch claims management program that has proven to be effective at settling claims and reducing associated costs. By simultaneously deploying multiple functional areas of expertise, such as claims adjustment, fraud investigation, healthcare cost containment, nurse case management and subrogation, we ensure that appropriate personnel can review and respond to the claim rapidly. The SWARM process enables us to favorably influence the outcome of the claim by addressing potential issues early in its lifecycle, resulting in claims closure rates consistently better than industry averages. For example, as of December 31, 2013, only 0.7% of our claims that occurred in the accident year 2008 remained open, as compared to the industry average of 1.7%, and only 9.0% of our claims that occurred in the accident year 2012 remained open, as compared to the industry average of 10.1%, as reported by A.M. Best’s Global Insurance Database. We believe that rapidly closing claims reduces exposure to litigation risk, medical cost inflation and other factors and will ultimately reduce claims costs for our carrier partners.

➢	Strong Distribution Relationships. We maintain relationships with our network of over 1,000 independent, non-exclusive retail agencies in all 50 states by emphasizing personal interaction and superior service and maintaining an exclusive focus on workers’ compensation services. Our experienced underwriting service personnel work closely with our independent retail agencies to market the products of our carrier partners and serve the needs of prospective policyholders. We believe that we distinguish ourselves from larger insurance company and brokerage competitors by forming close relationships with these independent retail agencies and focusing on small to mid-sized businesses. We strive to provide excellent customer service to our agencies and potential policyholders, including fast turnaround of policy submissions, in order to attract and retain business.

➢

Philosophy of Customer Service through Innovation.    A core tenet of our culture is a commitment to innovation and customer service focused on finding solutions to deliver superior results for our clients. Since the inception of our workers’ compensation insurance business in 2003, we have continued to develop and expand our capabilities, transforming our individual services into an integrated end-to-end offering on a national scale. We also seek to drive efficiencies in our operations to provide better solutions for our clients. For example, we created our proprietary SWARM claims administration

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process which brings together our claims management capabilities in a proactive way to drive value for our clients. In addition, we developed our scalable WCE technology platform to enable us to deliver our full suite of services in a cost-efficient manner.

➢	Experienced Management. Our senior management team is comprised of experienced executives with a track record of financial and operational success, deep experience through multiple industry cycles and strong relationships with our carrier partners. Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, has guided the creation and growth of our company, including the Reorganization and the Acquisitions, as discussed under “—Our History and Organization” below. The members of our senior management team average over 20 years of insurance industry experience, and have developed a proven ability to identify, evaluate and execute successful growth strategies. We foster an entrepreneurial culture focused on customer service, innovation and business generation and have aligned the incentives of our key employees through a merit-based compensation system, which we believe has enabled us to attract and retain superior talent and produce strong results for our clients and our company.

OUR GROWTH STRATEGY

We intend to leverage our competitive strengths to drive sales and profit growth through the following key strategies:

➢	Expand Our Insurance Carrier Client Business Relationships. We currently offer a broad range of our insurance services to our insurance carrier clients who outsource all or part of their workers’ compensation insurance programs to us. In addition to our primary insurance carrier clients Guarantee Insurance, Zurich and Scottsdale, we are focused on engaging and establishing relationships with other insurance carriers, including carriers that have not historically written workers’ compensation insurance. We intend to take advantage of the current attractive dynamics in the workers’ compensation industry of increasing employment and premium rates to create partnerships with new or opportunistic market entrants. For example, Scottsdale recently became our insurance carrier client and began writing workers’ compensation insurance at that time. In addition, we recently formed a relationship with AIG, and we expect AIG to become one of our primary insurance carrier clients over time. We continue to seek to expand our carrier partner business relationships.

➢	Continue to Grow Our Client Base for Individual Services. We also provide a variety of specialty services individually or as a customized package of services, such as onsite investigations into fraud and compensability and evaluation of subrogation opportunities; loss control services; transportation and translation services; and legal bill review services. While these services are generally provided as part of our integrated claims administration service to our insurance carrier clients, we have grown this business to include more than 80 third-party clients. We intend to continue to focus on marketing these service offerings to new third-party clients, such as other insurance carriers and service providers, self-insured employers and local governments, as well as insurance carriers who do not purchase our policyholder services offerings.

➢	Leverage Our Existing Infrastructure. We serve our clients and policyholders through regional offices in seven states, each of which has been staffed to accommodate growth in our business. Further, we have developed and implemented a robust, vertically integrated modularized information technology platform that is designed to help us grow. This system is highly scalable and adaptable to additional opportunities, with substantial excess capacity, allowing us to grow and service additional clients without the need for substantial additional investment. We plan to realize economies of scale in our workforce and technology infrastructure.

➢	Continue to Develop and Offer Innovative Solutions. We believe that we can continue to provide superior services and products, higher efficiencies and cost containment to our clients by developing

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innovative solutions for our clients. For example, we recently began offering workers’ compensation lien resolution services in order to address a specific need for our clients in the state of California, including lien negotiation, disputed bill analysis, claim consultation and analysis and bulk settlement services. We believe that our focus on continuing to seek opportunities to provide potential and existing clients with new services and solutions will allow us to leverage our existing infrastructure to further drive our organic growth.

➢	Acquire Complementary Operations. We believe there are significant opportunities, through the acquisition of complementary operations, to continue to expand the range of services that we offer to our clients. For example, through our recently completed Patriot Care Management Acquisition, we acquired the capability to provide nurse case management and bill review services, both as a part of our full suite of services that we provide to our insurance carrier clients and also individually or as a customized package of services to third-party clients. We continue to evaluate the possibility of acquiring outsourced services and new complementary services or businesses to further drive the growth of our business.

OUR HISTORY AND ORGANIZATION

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003.

Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) was incorporated in Delaware in November 2013 to consolidate certain insurance services entities controlled by Mr. Mariano. These transactions, which we refer to as our “Reorganization,” separated our insurance services business from the insurance risk taking operations of Guarantee Insurance Group.

Effective August 6, 2014, we acquired certain contracts to provide marketing, underwriting and policyholder services, to certain of our insurance carrier clients, as well as related assets and liabilities, from a subsidiary of Guarantee Insurance Group. We also acquired a contract to provide a limited subset of our brokerage and policyholder services to Guarantee Insurance, the balance of which had been provided without a contract as GUI is a subsidiary of Guarantee Insurance. We refer to the acquisition of these contracts and related assets and liabilities as the “GUI Acquisition.” Immediately following the GUI Acquisition, we entered into a new agreement to provide all of our brokerage and policyholder services to Guarantee Insurance.

We further expanded our business effective August 6, 2014, through our acquisition from MCMC of its managed care risk services business that provides nurse case management and bill review services. This business, which we refer to as the “Patriot Care Management Business,” had been previously controlled by Mr. Mariano until it was sold to MCMC in 2011. We refer to this acquisition as the “Patriot Care Management Acquisition,” and the GUI Acquisition and the Patriot Care Management Acquisition together as the “Acquisitions.”

Our historical financial results for all periods presented in this prospectus include the results of the various businesses previously under the common control of Mr. Mariano and to which we succeeded in connection with the Reorganization, as well as the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed through the GUI Acquisition. Revenues and expenses associated with the new agreement we entered into in August 2014 to provide all of our brokerage and policyholder services to Guarantee Insurance, as well as the financial results associated with the Patriot Care Management Business, are included in our historical financial results beginning August 6, 2014 and are not reflected in our historical financial statements as of or for any earlier period.

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Following the Reorganization and the Acquisitions, we own 100% of the subsidiaries that comprise our insurance services business, with the exception of Contego Services Group, LLC, in which Mr. Mariano maintains a 3% membership interest.

INDUSTRY

Workers’ compensation in the United States is a mandated, state-legislated, no-fault insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illness. Providing workers’ compensation insurance requires significant administrative and regulatory resources, primarily as a result of separate regulatory requirements imposed by each state, including with respect to base rates, licensing, forms, filings, electronic data exchange and other matters. These rules and guidelines change frequently, which creates significant administrative cost and burden an insurance company must bear in order to remain compliant in each of the states in which it does business.

According to the NCCI Report, projected total net premium written by state funds and private carriers of workers’ compensation insurance in the United States was $41.9 billion in 2013, an increase from $33.8 billion in 2010, representing a compound annual growth rate of 7.4% over that period, and according to data compiled by SNL Financial, total direct premium written by workers’ compensation insurance carriers in the United States, which includes the amount of premium reinsured by insurance carriers, was $52.5 billion in 2013, an increase from $40.4 billion in 2010, representing a compound annual growth rate of 9.2% over that period. In the past several years, premium growth in the workers’ compensation industry has been predominantly driven by the recovery of employment levels to generally at or near pre-recession levels, as well as increasing premium rates.

Net Written Premium

Source: 1990–2012, Annual Statement data; 2013P, NCCI

Note:     p = Preliminary

Includes state insurance fund data for the following states: AZ, CA, CO, HI, ID, KY, LA, MD, MO, MT, NM, OK, OR, RI, TX, and UT

Each calendar year total for state funds includes all funds operating as a state fund in that year

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Like other sectors of the insurance industry, the workers’ compensation sector experiences underwriting cyclicality, which generally underpins changes in premium rates. This cyclicality is caused by a number of factors. First, ultimate loss costs become more difficult to predict when claims remain open for longer periods and they are exposed to wage and medical cost inflation. For example, the NCCI Report indicates that medical costs per claim increased by approximately 6.5% on average per year from 1995 through 2013.

Workers’ Compensation Combined Ratios—Private Carriers

Source: 1990–2012, Annual Statement data; 2013P, NCCI; chart data estimated

Note:     p = Preliminary

Second, the amount of investment income insurance carriers earn, which is a significant contributor of their overall targets, may also influence such carrier’s underwriting practices. Given that workers’ compensation claims have a long duration, insurers can write at higher combined ratios because they are able to invest the assets over a long period and earn significant investment income. This is reflected in a greater than 100% combined ratio for all but two years from 1990 to 2013. However, in periods of low interest rates, similar to the current investment environment, insurance carriers cannot generate sufficient investment income to offset underwriting losses, and as a result have demanded higher premium rates. This has led to a modest “hardening” of the workers’ compensation market. According to the Moody’s Report, rates in 2013 increased 8% and are expected to rise 5.5% in 2014.

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Today, the attractive combination of rising employment and an improved underwriting environment has driven new entrants into the market, and caused industry participants who had decreased their activity levels during the previous “soft” market cycle to re-enter the market as macro-economic conditions and the profit outlook for the industry improve.

Changes in Workers’ Compensation Premium Rates

Source:     Council of Insurance Agents and Brokers

Because insurance carriers adjust their growth appetite based on the prevailing macro-economic and underwriting cycle, we believe outsourcing certain functions to a company like us is attractive because it allows carriers to maintain production flexibility in response to market conditions without burdensome investment in, or management of, certain necessary services and fixed costs. We are able to take advantage of the current improving market and provide services to carriers who may have previously exited the workers’ compensation market and no longer have the systems in place to resume writing business. Furthermore, we believe the profitability challenges faced by the workers’ compensation insurance industry creates opportunities for specialty service providers like us who can reduce costs and also provide access to alternative market options.

In addition to providing flexibility to carriers, enabling them to opportunistically write workers’ compensation business in an attractive market, we also help our clients navigate the complex state-regulated industry landscape. Ensuring state-by-state compliance is time consuming and expensive, particularly for a carrier whose primary business is not in workers’ compensation. We believe our national presence and experience with the guidelines and requirements of each state where our carrier clients provide workers’ compensation coverage position us to deliver significant value and cost savings for our clients. Our insurance carrier clients conduct workers’ compensation business in all states and the District of Columbia, except the four states (North Dakota, Ohio, Washington State and Wyoming) where workers’ compensation coverage is provided through state programs and insurance through private insurance companies is not allowed.

OUR SERVICES

We offer two types of services: brokerage, underwriting and policyholder services (or our “brokerage and policyholder services”) and claims administration services (or our “claims administration services”).

We offer an end-to-end portfolio of services to increase business production, contain costs and reduce claims experience for our insurance carrier clients. In operating our business, we leverage our strong distribution relationships, proprietary business processes, advanced technology infrastructure and management expertise to deliver valuable solutions to our clients.

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Brokerage and Policyholder Services

Agency and Underwriting Services

Our brokerage and policyholder services include general agency services and specialty underwriting and policyholder services provided to our insurance carrier clients. We produce and administer traditional and alternative market workers’ compensation insurance programs within risk classes and geographies specified by our insurance carrier clients, and earn fees based on a percentage of the premiums for the policies we produce and service. We do not write any insurance policies or bear underwriting risk.

The activities we perform in this capacity for our carrier partners may include marketing, underwriting and appointment of other agents.

We place the workers’ compensation insurance products of our carrier partners through a national network of over 1,000 independent retail agencies nationwide. We invest a substantial amount of time in developing relationships with our agencies, and we believe that these relationships are instrumental in allowing us to successfully place policies on behalf of our carrier partners. For additional information about our independent retail agency network, see “—Marketing and Distribution—Underwriting Business Production.”

We provide a variety of underwriting services that we believe provide value to our insurance carrier clients. Our underwriting services consist of investigation and analysis of potential loss exposures related to each policyholder’s operations in order to produce insurance programs designed and priced appropriately for our carrier clients. We compare the policyholder’s operations to the operations that would be expected for similar businesses in order to determine available premium rates. We also review the quality of operations, including management’s attention to safety, hazard controls and loss mitigation support, as well as past loss information to validate our loss exposure and quality of operations analysis. Assuming such review of the policyholder’s operations satisfies our insurance carrier client’s specifications for risk acceptance, we offer our insurance carrier clients a price for our services commensurate with our loss exposure and quality of operations analysis.

We believe that our focus on workers’ compensation insurance, the quality of our services and the range of workers’ compensation insurance products available through our carrier partners, allow us to compete with larger insurance company and brokerage competitors by forming close relationships with our agencies and concentrating on small to mid-sized businesses. We strive to provide excellent customer service to our agencies and potential policyholders, including fast turnaround of policy submissions, in order to attract and retain business. In addition, our carrier partners can offer “pay-as-you-go” plans through us, pursuant to which we partner with payroll service companies and their clients to collect premiums and payroll information on a monthly basis, which we believe are attractive to our agencies’ smaller business customers. Using this program, we are able to produce policies for smaller businesses without requiring a large premium down payment, which eases the cash flow burden for these companies.

We also conduct premium audits on policyholders annually upon the expiration or renewal of a policy. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid the correct premium as required under the terms of their policies. In addition to annual audits, we selectively perform interim audits on certain classes of business if significant or unusual claims are filed or if the monthly reports submitted by a policyholder reflect a payroll pattern or any aberrations that cause underwriting, safety or fraud concerns.

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Reinsurance Captive Entity Management Services

Through our independent retail agency network, we also offer reinsurance captive entity design and management services. Owners of a reinsurance captive entity can participate in the underwriting results of a policy by sharing a portion of the risk with an insurance carrier. We earn fees for management and other services performed for reinsurance captive entities that we design and form.

These services include the formation and management of segregated portfolio cell captives. Owners of a reinsurance captive entity are required to post collateral in order to absorb a portion of the insurance losses along with the ceding insurance carrier. Formation of segregated portfolio cell captives involves the submission of an application for regulatory approval by the relevant domiciliary regulatory body, together with supporting financial information and a business plan, and the creation and execution of participation agreements, subscription agreements and reinsurance agreements pertaining to such captives. Management of segregated portfolio cell captives includes compliance monitoring, financial reporting and investment portfolio management services.

We believe our offering of reinsurance captive entity management services is attractive to potential policyholders and independent retail agencies who seek to participate in underwriting results. The owners of reinsurance captives entities that we provide services to are generally independent retail agencies, policyholders or investor groups (typically made up of individual agents). Although certain insurance carriers offer alternative market products, such as reinsurance captive entity services, to their large corporate customers, we offer alternative market workers’ compensation solutions, including the facilitation and management of reinsurance captive entities, to small and medium-sized employers as well. For policyholders, this can be an attractive option to reduce workers’ compensation costs over the long term, and for agencies, this allows them to participate in the underwriting results on business produced.

As of September 30, 2014, we were providing services to 20 reinsurance captive entities with $129.0 million of combined premiums in force. These reinsurance captive entities are generally domiciled in the Cayman Islands or the State of Delaware.

Technology Services

We intend to offer the capabilities of our technology platform, the WCE system, to our carrier partners and other clients, allowing them to take advantage of the various benefits of the platform. This offering is expected to operate under a software-as-a-service model. See “—Information Technology—Workers’ Compensation Expert, or WCE” for more information about our WCE system.

Claims Administration Services

Our claims administration services relate to the administration and resolution of workers’ compensation claims that are designed to reduce costs for our clients. We provide a comprehensive claims administration platform to our carrier partners that revolves around our proprietary SWARM process.

Our claims administration process begins even before we receive notice of a claim. Once a policy becomes effective and we are engaged to provide claims administration services, we send a claims kit to the insured outlining the policy provisions, mandated posting notices, information on how to report a claim, the importance of reporting all claims on a timely basis and answers to frequently asked questions. We make available a toll-free reporting line, as well as a website, for insureds or employees to report injuries, available 24 hours a day, seven days a week.

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Once a claim is reported to us, the faster such claim is processed and closed, the lower the overall claim cost, both to us and the relevant carrier client, tends to be. In order to address reported claims quickly, we apply our SWARM claims administration process upon receiving notice of a claim.

SWARM—Our Claims Administration Process

Our propriety SWARM process is the centerpiece of our claims administration services. The SWARM process is a high-touch, front-end loaded approach to claims processing that permits a multi-faceted, team-based rapid response to all new claims. The SWARM process is in particular supported and facilitated by our WCE technology platform.

This process facilitates the review of all aspects of our clients’ claims, quickly and proactively, and can involve, as required, several or all of our major functional areas:

➢  claims adjustment, providing general oversight and management;

➢	subrogation, identifying and pursuing recovery options against third parties;

➢	nurse case management, assisting in resolving claims and returning injured claimants to work, and generally working to contain the health care costs component of claims; and

➢	special investigative unit (“SIU”), conducting due diligence and background checks and fraud investigations.

The SWARM process is designed to enable us to favorably influence the outcome of the claim early in its lifecycle, resulting in claims closure rates (as measured by the ratio of open claims to total reported claims for a given accident year) consistently better than the industry average, which ultimately reduces the cost of claims for our clients and their policyholders. When a claim is compensable, our claims management process is designed to result in an economical net claim cost while ensuring that the injured worker’s medical care is provided in an effective and cost-efficient manner, promoting the early return to work through consistent contact with medical providers and employers and providing appropriate and prompt payment of benefits, where applicable.

The core principles of the SWARM process are the following:

➢	Widespread Initial Contact. Personnel in all of our major functional areas (including nurse case management where onsite attendance is permitted) receive alert of the claim instantaneously via our WCE platform upon the report of a claim to us by our clients (see “—Information Technology—Workers’ Compensation Expert, or WCE”). We believe this widespread initial notice differentiates us from our competitors, some of whom first channel claims through a single claims adjuster, which can become a “single point of failure” by not identifying an issue that our specialists can identify as an initial matter.

➢	Rapid Response—Early and Accurate Determination of Compensability. The SWARM process is centered on achieving an early and accurate determination of claim compensability through background checks, surveillance investigations and medical canvassing (the collection of available medical history data relating to a claimant). We strive to determine the compensability of the claim within the first 48 hours after report of a claim.

➢

Efficient Resource Deployment and Open Communication Lines.    While the claims adjuster generally oversees and manages the entire SWARM process, a specific functional area of SWARM may be deployed as the lead resource to address pertinent issues based on the nature of the injury reported. For example, in the case of an injury with questionable compensability, SIU will lead an investigation

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into the actual cause of the injury. When necessary, our SIU personnel can be dispatched to the site of injury within four hours of the first report of claim. In the case of a major injury that is clearly compensable, nurse case management will focus on containing healthcare costs. In the case of an automobile accident caused by a third party, subrogation will lead an effort to seek recovery from the at-fault driver. This efficiency is driven in part by our open communication lines, allowing all our functional areas to prompt counterparts in other departments to collect and evaluate additional information. For example, the claims adjuster may request the SIU personnel to evaluate additional information on-site if a more detailed review of claimant information leads to the belief that the claim may be erroneous or falsely reported.

➢	Real-Time Analysis. Through our state-of-the-art WCE system and information systems infrastructure, each as further described below, we maintain thorough and accurate claims data, which allows timely and accurate reporting and analysis. For example, our technology platform enables the SIU personnel to conduct real-time medical canvassing and identity checks onsite and communicate findings to the claims adjuster.

The effectiveness of the SWARM process relies on experienced and knowledgeable personnel to identify and implement our cost-saving resources on a timely basis, and we believe its success is due to the quality of our claims management team. As of September 30, 2014, we had over 150 claims administration employees, averaging more than 15 years of workers’ compensation experience. Our claims administration management team averages more than 23 years of workers’ compensation experience. In addition, our nurse case management professionals have extensive training and expertise in assisting injured workers to return to work quickly.

We strive for rapid closure of claims in order to reduce the cost of medical and indemnity expenses, and believe we have historically achieved results that have consistently outperformed the industry average. As an illustration of this performance, the graph below sets forth the percentage of reported claims that are outstanding for more than a year following the first report of such claim by given accident year, for us compared to the industry average, as of December 31, 2013:

(1)	Represents percentage of claims outstanding by accident year as of December 31, 2013.
(2)	Source: A.M. Best’s Global Insurance Database

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In addition, as of December 31, 2012, we had an indemnity denial and subrogation rate of 18.7% for accident years 2004 through 2012. This rate represents the percentage of claims denied or fully subrogated by the insurance carrier clients.

Our Specialized Service Offerings

Through our claims administration services, we also provide a variety of specialty services individually to other clients such as employers, local governments and other insurance services providers. These services include:

➢	healthcare cost containment services, including nurse case management and medical bill review, which are designed to contain healthcare costs associated with workers’ compensation claims, a significant and growing component of claims costs, through early intervention and ongoing review of healthcare services and pricing;

➢	investigation services, including onsite investigations into fraud and compensability and evaluation of subrogation opportunities designed to limit claim exposures for our clients and comply with regulatory requirements, certain of which we offer through outside service providers;

➢	loss control services designed to proactively mitigate potential claims costs prior to the occurrence of a compensable injury, including onsite hazard assessments, preemptive evaluation of risk exposures, review of workplace safety policy and procedures and ongoing education, certain of which we offer through outside service providers;

➢	transportation and translation services, including the capability to handle various transportation needs of claimants (such as wheelchair, advanced life support and air ambulance) and onsite and telephonic translation and transcription in connection with claims, which we offer through outside service providers;

➢	lien resolution services in the state of California, including lien negotiation, disputed bill analysis, claim consultation and analysis and bulk settlement services; and

➢	legal bill review services designed to provide cost saving opportunities for claims departments of insurance companies through outside service providers.

Healthcare Cost Containment Services.    We provide nurse case management and medical bill review designed to contain healthcare costs associated with workers’ compensation claims, through early intervention and ongoing review of services and pricing. Healthcare costs are a significant and rising contributor to workers’ compensation expenses, and have been increasing in recent years. See “—Industry.” We believe that self-insured employers and insurance carriers have been increasing their focus on nurse case management and other cost containment services to control their workers’ compensation costs.

Our nurse case managers, who are registered nurses or other licensed professionals accepted by workers’ compensation insurers, assist in resolving claims and returning injured claimants to work as efficiently as possible and focus on evaluating medical care needs to contain costs. They do not provide health care services. Nurse case managers actively participate in our SWARM process and generally contact the injured worker within two business days after claim filing to begin their evaluation of medical care needs and assist in the case management process. They monitor each claim file pursuant to a process that includes peer review and utilization guidelines for treatment, and remain active in the process from claim inception until resolution to help ensure all treatment sought is medically necessary. Nurse case management fees are based upon a flat monthly fee charged until the case is resolved.

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As part of our healthcare cost containment services we also provide medical bill review services through an automated review process, providing clients with a faster turnaround time, more efficient bill review and a higher total savings when compared with our key competitors. Bill review services include: coding review, fee schedule analysis, out-of network bill review, pharmacy review, PPO management and repricing. Fees for our bill review services are generally based on a percentage of the cost savings we achieve. In addition, we utilize preferred provider networks to reduce healthcare costs where possible.

Investigative Services.    We also provide onsite investigations into fraud and compensability and evaluation of subrogation opportunities, designed to limit claim exposures for our clients and comply with regulatory requirements. Our SIU plays a critical role in detecting potential claims fraud, and is otherwise instrumental in accurately determining the compensability of a claim in a timely manner. Certain states require that all insurance carriers establish or retain an investigative unit to investigate and report fraudulent activities. Our SIU operates under guidelines that exceed the minimum requirements of such state regulations. Our SIU personnel are typically dispatched to the site of injury within four hours of the first report of claim when utilized as part of our SWARM process. We are generally paid a transaction based fee depending on the specific service provided. Certain of our investigative services are provided through outside service providers.

Loss Control.    Loss control services are designed to preemptively mitigate potential claims and ultimately reduce long-term cost of insurance coverage for clients. These services include conducting onsite hazard assessments to determine causes of accidents and evaluate subrogation potential, analyzing losses to highlight trends and set service priorities, evaluating risk exposures at the workplace, providing practical recommendations to improve safety standards, establishing a loss control service plan, reviewing and evaluating current safety plans to prioritize and address workplace procedures deemed to be vulnerable to accidents, providing ongoing education via a web portal to insureds on “best-in-class” safety practices, and conducting onsite safety training. Certain of our loss control services are provided through outside service providers.

Transportation and Translation.    Transportation services include ambulatory, wheelchair, advanced life support and air ambulance services for claimants. Translation services include onsite and telephonic translation, as well as transcription. These services are provided through outside service providers and were recently introduced to our suite of services in connection with the SWARM process. Transportation and translation services complement the investigative process and enhance communication with, and location tracking capabilities of, the claimant at any given time.

Lien Resolution.    Based in California, our Forza Lien subsidiary was formed in 2012 to offer workers’ compensation lien resolution solutions in the state of California, including lien negotiation, disputed bill analysis, claim consultation and analysis and bulk settlement services. While not a significant contributor to our revenues or income to date, we believe this offering adds to the breadth of our services and enhances our marketing opportunities.

Legal Bill Review.     This service, which is provided through outside service providers, provides cost saving opportunities for claims departments of insurance companies nationally in connection with claim defense costs, including through a structured audit process to verify the appropriate amount of legal payments and eliminate the potential for unnecessary or fraudulent charges.

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INFORMATION TECHNOLOGY

Workers’ Compensation Expert, or WCE

In August 2013, in conjunction with a technology vendor, we developed and implemented our WCE system, a scalable technology platform for which we have developed proprietary customizations, that handles the entire billings and claims administration process, from the initial issuance of policies to settlement of claims. Our WCE system is the cornerstone of our SWARM claims management process, and we believe it provides:

➢	reduced cost associated with policy initiation by fully automating issuance and underwriting of new policies;

➢	real-time analysis and communication capabilities across functional areas to enhance speed of claims response and resolution;

➢	enhanced data collection and quality, information analysis and identification of trends through ease-of-use and single data-entry principle; and

➢	comprehensive predictive modeling and analytics capabilities.

The WCE system is a web-based end-to-end software platform that provides the following functions, among others: agency point of sale, application processing, policy underwriting, billing and claims administration, statistical and financial reporting, audit processing, electronic data interchange reporting (allowing participants to exchange documents and data electronically based on a shared technology standard), third party interfaces and content management.

The WCE system was designed with a robust, modular architecture to provide flexibility to integrate new carriers and acquired businesses. For example, the WCE system is compatible with the legacy systems of our insurance carrier clients. We also believe that it can be utilized in lines of business outside of the workers’ compensation insurance industry.

We believe the WCE system can drive cost efficiencies by automating issuance and underwriting of new policies, increasing our staff productivity and lowering IT costs and reducing client acquisition costs. Our aim is to continue to modernize user interfaces, and to streamline the delivery of this information to our clients, giving more rapid feedback and putting real-time information in the hands of our clients. For example, through the WCE system we are able to assist our clients in their compliance efforts by providing data gathering and generation for regulatory reporting. We also intend to offer individual WCE services under a software-as-a service model.

IT Infrastructure

Our information technology services department provides support and access to our information systems infrastructure, including software applications, hardware and communications. Our production data center is located in Boca Raton, Florida, and our disaster recovery data center is located in Norcross, Georgia. Our offices are connected to the two data centers via private network. We have sought to design our data and telecommunication infrastructure for security and scalability. All external data connections via the Internet go through our data centers, which are protected by a firewall and an intrusion detection application. To promote recoverability, backups are performed daily and stored locally on network-attached storage, which is rotated off site monthly.

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CLIENTS

We provide agency, underwriting and policyholder services to our insurance carrier clients, including Guarantee Insurance Company, Zurich Insurance Group Ltd. and Scottsdale Insurance Company, as well as reinsurance captive design and management services to our reinsurer clients. In addition, we recently formed a relationship to provide such services to American International Group, Inc. We provide claims administration services to our insurance carrier clients and other clients such as employers, local governments and other insurance services providers.

Guarantee Insurance Company

We provide brokerage and policyholder and claims administration services to Guarantee Insurance. Our relationship with Guarantee Insurance began at the founding of our business and we have been providing claims administration services since that time. We have also recently begun to provide the full range of brokerage and policyholder services to Guarantee Insurance.

Guarantee Insurance began underwriting as a subsidiary of Patriot Risk Management in the first quarter of 2004. Guarantee Insurance is currently licensed to write workers’ compensation insurance in 37 jurisdictions. Guarantee Insurance provides alternative market workers’ compensation risk transfer solutions, including workers’ compensation policies or arrangements where the policyholder, an agent or another party generally bears a substantial portion of the underwriting risk, as well as traditional workers’ compensation insurance coverage. Guarantee Insurance is currently unrated by Standard & Poor’s Rating Services (“S&P”) and A.M. Best. See “—Ratings” below.

Pursuant to services agreements we entered into with Guarantee Insurance (collectively, the “Services Agreements”), we provide our services in connection with claims arising out of insurance policies held or underwritten by Guarantee Insurance. We provide subrogation recovery services pursuant to a subrogation services agreement, dated as of April 25, 2011, as amended, which expires in April 2018, until otherwise extended or earlier terminated by either party. We provide claim investigation and loss control services pursuant to an investigation and loss control services agreement, dated as of April 25, 2011, as amended, which expires in April 2018, until otherwise extended or earlier terminated by either party. We provide medical bill review and case management services pursuant to a managed care services agreement, dated as of August 6, 2014, which expires in August 2022 unless otherwise extended or earlier terminated by either party upon 45 days’ written notice for material breach. We provide claim handling and administration services pursuant to a claim administration services agreement, dated as of January 1, 2012, as amended, which expires in January 2019, until otherwise extended or earlier terminated by either party. The fees we receive are based, depending on the service provided, upon a percentage of reference premium, flat monthly fees, hourly fees or the savings we achieve, among other metrics.

Pursuant to a program administrator agreement, dated as of August 6, 2014, with Guarantee Insurance (the “Program Administrator Agreement”), we act as Guarantee Insurance’s exclusive general agent for the purpose of underwriting, issuing and delivering insurance contracts in connection with Guarantee Insurance’s workers’ compensation insurance program. The agreement with Guarantee Insurance remains in effect until terminated by either party upon 180 days’ prior written notice to the other party for cause. Guarantee Insurance may also terminate the agreement, in whole or in part, immediately upon written notice to us in the event of our insolvency or bankruptcy, systematic risk-binding that is not in compliance with the applicable underwriting guidelines or procedures and the occurrence of certain other events. The fees we receive are based upon premiums written for each account bound with Guarantee Insurance.

Immediately upon consummation of this offering, Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, will beneficially own 60.4% of the outstanding shares of our common stock and substantially all of the outstanding equity of Guarantee Insurance Group. Therefore, Guarantee

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Insurance Group and its subsidiaries, including Guarantee Insurance and GUI, are related parties to us. See “Certain Relationships and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance.”

A portion of the fees that we receive from Guarantee Insurance pursuant to the Services Agreements and the Program Administrator Agreement are for Guarantee Insurance’s account (which we recognize as “fee income from related party”) and a portion of the fees are for the account of reinsurance captive entities to which Guarantee Insurance has ceded a portion of its written risk (which we recognize as “fee income”). See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Principal Components of Financial Statements—Revenue.” As a result, a substantial portion of fee income we recognize from non-related parties is nevertheless derived from our relationship with Guarantee Insurance. For the nine months ended September 30, 2014, we recognized $41.5 million in total fee income and fee income from related party pursuant to contracts with Guarantee Insurance, and our fee income from related party was $24.6 million. For the year ended December 31, 2013, we received $25.0 million in total fee income and fee income from related party pursuant to contracts with Guarantee Insurance, and our fee income from related party was $9.4 million. Our total fee income and fee income from related party pursuant to contracts with Guarantee Insurance and our fee income from related party constituted 66% and 39%, respectively, of our total fee income and fee income from related party for the nine months ended September 30, 2014 and 44% and 17%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2013.

Zurich Insurance Group Ltd.

We provide policyholder and claims administration services to Zurich under a relationship that began in 2011.

Zurich Insurance Group is a leading multi-line insurer that serves its customers in global and local markets. It provides a wide range of general insurance and life insurance products and services. Zurich’s customers include individuals, small businesses, and mid-sized and large companies, including multinational corporations, in more than 170 countries. In North America, Zurich Insurance Group is a leading commercial property-casualty insurance provider serving the global corporate, large corporate, middle market, specialties and programs sectors through the individual member companies of Zurich Insurance Group in North America, including Zurich. At December 31, 2013, Zurich had a financial strength rating from S&P of “AA-” (stable). See “—Ratings” below.

Pursuant to the program administrator agreement entered into with Zurich effective September 21, 2011, we underwrite, issue and deliver insurance contracts for Zurich. The initial term of the agreement with Zurich was twelve months, and the agreement automatically renews on an annual basis thereafter unless terminated by either party upon 180 days’ prior written notice to the other party without cause or immediately upon written notice to the other party for cause. Zurich may also terminate immediately upon written notice to us if Zurich’s program reinsurance coverage has been materially altered or amended outside of Zurich’s control or if Zurich’s applicable captive and reinsurance agreements have been terminated, among other things. The fees we receive are based upon the premiums paid for each account bound with Zurich.

We also provide claims administration services to Zurich pursuant to an agreement which commenced on October 1, 2011. This agreement with Zurich remains in effect until terminated by either party upon 180 days’ prior written notice to the other party without cause or upon 10 days’ prior written notice to the other party for cause. Zurich may terminate the agreement in the event of a material change in the ownership of Patriot Risk Services, Inc. We receive fees based on premiums or charges collected or the number of claims paid or processed.

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Total fee income and fee income from related party generated from our agreements with Zurich constituted 22% and 37% of our total fee income and fee income from related party for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

Scottsdale Insurance Company

We provide policyholder and claims administration services to Scottsdale pursuant to an agreement entered into in April 2014. Scottsdale, a wholly-owned subsidiary of Nationwide, is an excess and surplus insurance carrier, and has a rating of A+ (superior) from A.M. Best and a rating of “A” (strong) from S&P. See “—Ratings” below. We provide these services to Scottsdale pursuant to an agreement which commenced on April 1, 2014, and this agreement with Scottsdale contains similar terms as our agreement with Zurich.

American International Group, Inc.

We expect to provide policyholder and claims administration services to AIG beginning in the first quarter of 2015. AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institution and individual customers through a worldwide property-casualty network. AIG has a rating of “A” (excellent) from A.M. Best and a rating of “A+” (strong) from S&P. See “—Ratings” below. While our contractual arrangements with AIG are currently under negotiation, we anticipate providing these services pursuant to an agreement that we expect to contain similar terms as our agreement with Zurich, though there can be no assurance that this will be the case.

Others

As of September 30, 2014, we also provide policyholder and claims administration services under similar agreements with other insurance carriers, such as Stonewood National Insurance Company and Torus Insurance, and we provide reinsurance captive entity design and management services for a number of reinsurance clients. We also provide claims administration services for local governments, such as the City of Beverly Hills, California, as well as for California Insurance Guarantee Association, CompWest Insurance Company and certain employers.

In addition, revenues generated from our prior agreement with Ullico constituted 12% of our total revenues for the year ended December 31, 2013 and zero for the nine months ended September 30, 2014. Ullico was one of our insurance carrier clients until we terminated our agreement in March 2012 in connection with their liquidation, and following that date we continued to provide our policyholder and claims administration services for the policies that we produced and serviced for Ullico prior to the termination of the agreement.

Other than Guarantee Insurance and Zurich, none of our current clients accounted individually for more than 10% of our total revenues for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

Ratings

The financial strength ratings of certain of our insurance carrier clients, as assigned by independent rating agencies, represent each agency’s opinion of an insurance company’s financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. Various independent rating agencies assign such ratings to such carriers. A.M. Best has a rating system ranging from “A++” (Superior) to “F” (Liquidation). Fitch has a rating system ranging from “AAA” (Exceptionally strong) to “C” (Distressed). S&P has a rating system ranging from “AAA” (Extremely Strong) to “R” (Under Regulatory Supervision).

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Financial strength ratings are not evaluations directed toward the protection of investors and are not recommendations to buy, sell or hold securities. Ratings are used by commercial investment banks, policyholders, brokers, ceding companies and investors in assessing the financial strength of insurers and thus are important in establishing each company’s competitive position in the industry. Ratings may be revised or revoked at the sole discretion of the rating agencies, and rating agencies regularly re-evaluate assigned ratings based upon changes in the insurer’s operating results, financial condition or other significant factors influencing the insurer’s business.

MARKETING AND DISTRIBUTION

New Clients

Our management team, supported by our six regional vice presidents, leads our efforts to acquire new insurance carrier and other clients, by leveraging their insurance industry expertise and relationships. Among the targets of such efforts are, for example, insurance carriers that are present in the workers’ compensation space but wish to outsource certain administrative services, including to better manage cyclicality, and carriers who are unable or unwilling to fully enter the workers’ compensation services space themselves but feel the need, or are legally required, to offer workers’ compensation insurance products to their customers.

Underwriting Business Production

Our underwriting business production efforts on behalf of our insurance carrier clients are managed by six regional vice presidents (Gulf Coast, Southeast, Midwest, Mountain States, Southeast and West) who are responsible for independent retail agency relationships and new business generation in their regions. We produce and place policies on behalf of our carrier partners through the combination of in-house efforts and our national network of independent retail agencies, as described below. We also generate reinsurance captive entity design and management business through our independent retail agency network.

We place the workers’ compensation insurance products of our carrier partners and our reinsurance captive entity design and management services through a national network of independent retail agencies. We select agencies based on several key factors, such as size and scope of the agencies’ operations, loss ratio of its existing business, targeted classes of business, reputation of the agencies and their business philosophy. We target agencies that we believe share our service philosophy and that we expect will be able to send us the quality of business we are seeking. We invest a substantial amount of time in developing relationships with our agencies, and we believe that this provides us with opportunities to underwrite the most profitable business in each state in which we write premiums. As of September 1, 2014, we had direct contracts with approximately 1,066 independent, non-exclusive retail agencies, comprised of approximately 331 in the Gulf Coast, 213 in the Midwest, 85 in the Mountain States, 108 in the Northeast, 202 in the Southeast, 107 in the West and 20 in the Southwest.

For the year ended December 31, 2013, approximately 12% and 5% of our total premiums written for policies issued by us on behalf of our carrier partners were derived from various offices of Phoenix Risk Management Insurance Services, Inc. and Appalachian Underwriters, Inc., respectively, and for the nine months ended September 30, 2014, approximately 7% of our total premiums written for policies issued by us on behalf of our carrier partners were derived from various offices of TriGen Insurance Solutions Inc. No other agencies accounted for more than 5% of our total premiums written.

We assign marketing representatives and underwriters to collaborate with our agencies based on relationships with agencies and not necessarily based on geographic area. Our marketing efforts directed

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at agencies are implemented by our field underwriters, marketing staff and client services personnel. These personnel are assigned to specific agencies and work with these agencies in making sales presentations to potential policyholders.

We hold annual planning meetings with our agencies to discuss the prior year’s results and to determine financial goals for the coming year. It is imperative to our success that we understand the goals and objectives of our agencies, and they in turn understand our products and operations. While the relationships with our agencies are managed primarily through our field marketing and underwriting staff, members of our key management also maintain strong relationships with most of our agencies’ principals.

COMPETITION

The market for workers’ compensation insurance services is highly competitive. Competition in our business is based on many factors. In competing to offer our services to insurance carriers, we compete based on pricing, quality and scope of available services, underwriting practices, reputation and reliability, ability to reduce claims expenses, customer service and general experience. In competing to place business on behalf of our carrier partners, competition is also based on the product offerings, premium pricing and financial strength and reputation of our carrier partners. Our competitors are national and regional insurance companies that provide services similar to ours through in-house capabilities or separate divisions, and other workers’ compensation insurance agencies and service providers, many of which are significantly larger and possess considerably greater financial, marketing and other resources than we do. As a result of this scale, they may be able to capitalize on lower expenses to offer more competitive pricing.

For our brokerage and policyholder services, we believe we compete with numerous national wholesale agents and brokers, including Arrowhead General Insurance Agency, Inc., Appalachian Underwriters, Inc. and MarketScout Corporation, as well as insurance companies that sell directly to customers. For our claims administration services, we compete with numerous businesses of varying sizes that offer claims management, cost containment, and/or other services that are similar to those that we offer. These competitors include Arthur J. Gallagher & Co., CorVel Corporation, Crawford & Company, GENEX Services and Sedgwick Claims Management Services Inc., among others. With respect to our outsourced services business in particular, we also compete with insurance companies that service their policies in-house rather than outsourcing to a provider like us. In all of the services we provide, we also compete with numerous smaller market participants that may operate in a particular geographic area or segment of the market and benefit from local knowledge and strong customer relationships, or offer only a particular service.

Many of our competitors are multi-line carriers that can provide workers’ compensation insurance and related services at a loss in order to obtain other lines of business at a profit. While we believe our outsourcing services offer an attractive alternative to such multi-line carriers, it may be difficult to compete with such carriers if they continue to service their policies in-house at a loss.

REGULATION

Workers’ Compensation Insurance Regulation

Workers’ compensation laws vary by state, but generally establish requirements related to the workers’ compensation insurance policies that we offer on behalf of our carrier partners and the claims services we provide related to those policies. Each state has a regulatory and adjudicatory system that quantifies the

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level of wage replacement to be paid, determines the level of medical benefits to be provided and the cost of permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure.

Some states have adopted legislation for managed care organizations (“MCO”) in an effort to allow employers to control their worker’s compensation costs. A managed care plan is organized to serve the medical needs of injured workers in an efficient and cost-effective manner by managing the delivery of medical services through appropriate health care professionals. We are registered wherever legislation mandates or where it is beneficial for us to obtain a license. We are also subject to state insurance fraud provisions, as well as federal fraud-and-abuse, anti-kickback and false claims statutes, including those related to Medicare and Medicaid, where applicable.

We provide our claims administration and adjudication and other services pursuant to and in compliance with these state rules and regulations. Changes in individual state regulation of workers’ compensation may create a greater or lesser demand for some or all of our services or require us to develop new or modified services in order to meet the needs of, and compete effectively, in the marketplace. We continually evaluate new legislation to ensure we are in compliance and can offer services to our clients.

Licensing

In each state in which we transact insurance services business, we are generally subject to regulation relating to licensing, sales and marketing practices, premium collection and safekeeping, and other market conduct practices. We are authorized to act as an insurance agent or producer under firm licenses or licenses held by the officers of such firms in all states that require licensing. In addition to the licensing necessary to act as insurance agent or producer, many of the other services we provide also require licensing. For example, licensing requirements may apply to third-party administration services, healthcare cost containment services, and reinsurance entity management services. In addition, our nurse case managers who assist in the case management process are required to be qualified as registered nurses or other licensed professionals accepted by workers’ compensation insurers. Further, the reinsurance entities we provide services to are regulated by the jurisdictions where they are domiciled, which typically requires us to be licensed and fulfill certain minimum capitalization requirements, among other requirements. We believe we have obtained all licenses necessary to permit us to conduct our business.

Our business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which we operate, as well as compliance with pertinent regulations. We devote significant effort toward maintaining our licenses and managing our operations and practices to help ensure compliance with a diverse and complex regulatory structure. Licensing laws and regulations vary from state to state. In all states, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of regulations and conviction of crimes. Possible sanctions which may be imposed by regulatory authorities include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, we follow practices based on interpretations of laws and regulations generally followed by the industry, but which may prove to be different from the interpretations of regulatory authorities.

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Regulation of Our Carrier Partners

Our insurance carrier partners are subject to extensive regulation by the insurance regulators of the states in which they operate, as well as by the federal government for participation in government sponsored programs such as Medicare and Medicaid. While we are not subject to these regulations, they could indirectly impact us if our carrier partners were forced to alter their businesses or the nature of their relationship with us as a result of regulation. The nature and extent of such regulation varies by jurisdiction but typically includes the following: standards of solvency, including risk-based capital requirements; mandates that may affect wage replacement and medical care benefits paid; restrictions on the way rates are developed and premiums are determined; limitations on the manner in which general agents may be appointed; required methods of accounting; establishment of reserves for unearned premiums, losses and other purposes; and limitations on their ability to transact business with affiliates; potential assessments for the satisfaction of claims under insurance policies issued by impaired, insolvent or failed insurance companies.

Under the regulations applicable to Guarantee Insurance, because of our affiliation through the common control of Mr. Mariano, all material transactions among us and Guarantee Insurance generally must be fair and reasonable and, if material or of a specified category, require prior notice and approval by the Florida Office of Insurance Regulation.

The premium rates that may be charged to insure employers for workers’ compensation claims are set by state regulations. For example, in Florida and New Jersey where a significant portion of the policies that we service are written, insurance regulators establish the premium rates charged by our carrier partners. Although we do not set the premium pricing of the policies that we offer on behalf of our carrier partners, these types of regulations can impact us because we are compensated in part based on a percentage of the premiums associated with policies we offer and service on behalf of our carrier partners. In addition, if regulated premium pricing causes our carrier partners to reduce their business levels or stop writing policies in certain states, it would reduce the services we provide for them.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be subject to future privacy laws and regulations, which could impose additional costs and impact our business, financial condition and results of operations.

In 2000, the National Association of Insurance Commissioners, or the NAIC, adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures to comply with the Gramm-Leach-Bliley Act and other similar privacy laws and regulations.

Federal and State Legislative and Regulatory Changes

From time to time, various legislative and regulatory changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the

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possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our business, financial condition and results of operations.

Because a significant portion of workers’ compensation claim costs are healthcare costs and we provide services related to the containment of those healthcare costs, any legislative or regulatory changes that affect the healthcare industry also affect us. Historically, governmental strategies to contain medical costs in the workers’ compensation field have been generally limited to legislation on a state-by-state basis. For example, many states have implemented fee schedules that list maximum reimbursement levels for healthcare procedures. In certain states that have not authorized the use of a fee schedule, we adjust bills to the usual and customary levels authorized by the payor. Opportunities for our services could increase if more states legislate additional cost containment strategies. Conversely, we would be materially and adversely affected if states elect to reduce the extent of medical cost containment strategies available to insurance carriers and other payors, or adopt other strategies for cost containment that would not support a demand for our services. As a result of the PPACA and other regulatory and industry initiatives, the healthcare industry has been evolving rapidly in recent years and is expected to continue to do so. The impact of these changes on our business is uncertain, but it is possible that they could impact the demand for our healthcare cost containment services or change the manner and type of healthcare cost containment services that we can provide.

Our carrier partners can also be impacted by federal legislative changes. For example, the TRIA, which provides a federal backstop insurance program for acts of terrorism, is scheduled to expire at the end of 2020. We are unable to predict whether the TRIA will be extended beyond 2020 or whether any such extension would include changes to the TRIA that would negatively impact our carrier partners. Because workers’ compensation carriers are not able to exclude acts of terrorism from the coverage they offer, if the TRIA is not extended beyond 2020, its expiration could have a significant impact on workers’ compensation insurance carriers. Although the impacts of expiration are uncertain, if private insurance carriers are unable to sufficiently increase premium rates or are otherwise unwilling to take on the additional risk, they could reduce their business levels generally or in certain markets or industries.

While the federal government has not historically regulated the insurance business, in 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act established a Federal Insurance Office (the “FIO”) within the U.S. Department of the Treasury. The FIO has limited regulatory authority and is empowered to gather data and information regarding the insurance industry and insurers. In December 2013, the FIO released a report recommending ways to modernize and improve the system of insurance regulation in the United States. While the report did not recommend full federal regulation of insurance, it did suggest an expanded federal role in some circumstances. In addition, the report suggested that Congress should consider direct federal involvement to fill regulatory gaps identified in the report, should those gaps persist, for example, by considering either establishing a federal coordinating body or a direct regulator of select aspects of the industry. It is not clear as to the extent, if any, the report will lead to regulatory changes or how any such changes would impact our carrier partners.

Healthcare Reform

There has been considerable discussion of healthcare reform at both the federal level and in numerous state legislatures in recent years. Due to uncertainties regarding the ultimate features of reform initiatives

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and the timing of their enactment, we cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on us. We are still evaluating the impact of the health reform legislation which was enacted by Congress in March 2010 on our future results and costs. The legislation could increase our future healthcare benefit costs.

In particular, by processing data on behalf of our clients, we are subject to specific compliance obligations under privacy and data security related laws, including the HIPAA, the HITECH Act and related state laws. We are also subject to federal and state security breach notification laws, as well as state laws regulating the processing of protected personal information, including laws governing the collection, use and disclosure of social security numbers and related identifiers.

The regulations that implement HIPAA and the HITECH Act establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans, and healthcare clearinghouses, all of which are referred to as “covered entities,” and their “business associates” (which is anyone who performs a service on behalf of a covered entity involving the use or disclosure of protected health information and is not a member of the covered entity’s workforce). Our insurance carrier clients’ health plans generally will be covered entities, and as their business associate they may ask us to contractually comply with certain aspects of these standards by entering into requisite business associate agreements.

The HIPAA healthcare fraud statute created a class of federal crimes known as the “federal healthcare offenses,” including healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, executing a scheme to defraud any healthcare benefit program while the HIPAA false statements statute prohibits, among other things, concealing a material fact or making a materially false statement in connection with the payment for healthcare benefits, items or services. Entities that are found to have aided or abetted in a violation of the HIPAA federal healthcare offenses are deemed by statute to have committed the offense and are punishable as a principal.

EMPLOYEES

As of September 30, 2014, we had approximately 650 employees. We have entered into employment agreements with Mr. Mariano and each of our other executive officers. None of our employees is subject to any collective bargaining agreement. We believe that our employee relations are good.

PROPERTIES

Our principal executive offices are located in approximately 23,000 square feet of office space we lease from Guarantee Insurance Group in Fort Lauderdale, Florida. We also lease office space for our regional branch offices in California, Florida, Missouri, North Carolina, Pennsylvania and Texas. We do not own any real property. We consider our facilities to be adequate for our current operations.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings that we believe are material to us. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of our business. In the normal course of the workers compensation insurance services business, we have been named as a

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defendant in suits related to decisions by us or our clients with respect to the settlement of claims or other matters arising out of the services we provide. In the opinion of management, adequate reserves have been provided for such matters. However, no assurances can be provided that the result of any such actions, claims or proceedings, now known or occurring in the future, individually or in the aggregate, will not result in a material adverse effect on our business, financial condition or results of operations.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Below is a list of our executive officers and directors, their positions, their respective ages as of September 1, 2014 and a brief account of the business experience of each of them.

Name	Age	Position
Steven M. Mariano	50	Chairman, President and Chief Executive Officer
John R. Del Pizzo	67	Director
Austin J. Shanfelter	57	Director
Quentin P. Smith	63	Director Nominee
Charles H. Walsh	82	Director Nominee
Timothy J. Ermatinger	65	President of Patriot Care Management, Inc.
Michael W. Grandstaff	55	Executive Vice President
Judith L. Haddad	54	Executive Vice President and Chief Information and Technology Officer
Paul Halter	55	Executive Vice President and National Director of Field Operations
Michael McFadden	47	Executive Vice President of Patriot Services, Inc.; President of Forza Lien, Inc.
Christopher A. Pesch	56	Executive Vice President, General Counsel, Chief Legal Officer and Secretary
Robert J. Peters	49	Executive Vice President and Chief Operating Officer
Thomas Shields	55	Executive Vice President, Chief Financial Officer and Treasurer

Steven M. Mariano—Chairman, President and Chief Executive Officer

Mr. Mariano, our founder, has served as our Chairman, President and Chief Executive Officer since the Reorganization in November 2013. He is responsible for the overall direction and management of our operations and financial and strategic planning. He is an entrepreneur and businessman with 20 years of experience in the insurance industry. Mr. Mariano founded Strategic Outsourcing Inc., a professional staffing company, which was sold to Union Planters Bank (which was acquired by Regions Financial Corporation) in 2000. In 2003, Mr. Mariano formed Patriot Risk Management, Inc. to acquire Guarantee Insurance. Shortly thereafter he formed Patriot Risk Services, Inc. to provide fee-based care management, captive consulting, bill review, network development and other claims related services to Guarantee Insurance and other clients. Mr. Mariano has been the Chairman and Chief Executive Officer of Guarantee Insurance from September 2003; he has resigned from such positions effective as of January 6, 2015.

John R. Del Pizzo, CPA—Director

Mr. Del Pizzo joined our board of directors in June 2014, having served on the board of directors of Guarantee Insurance from September 2003 to June 2014. He also served on the board of directors of Patriot Risk Management, Inc. as the Chairman of the Audit Committee from 2003 to 2011. Previously, he also served on the board of directors of Strategic Outsourcing Inc., a professional staffing company, and served as President of ATS of Pennsylvania, a subsidiary of Strategic Outsourcing Inc., from 1992 to 2000. Since 1995, Mr. Del Pizzo has served as the Founder and President of Del Pizzo and Associates, an accounting and business advisory firm. Mr. Del Pizzo is a certified public accountant and holds a Bachelor of Science degree in Marketing Management from St. Joseph’s University and a Master’s degree in Business Administration in Finance from Drexel University.

Management

Austin J. Shanfelter—Director

Mr. Shanfelter joined our board of directors in June 2014, having served on the board of directors of Guarantee Insurance Group since October 2010. Since October 2009, Mr. Shanfelter has been the Chairman and majority shareholder of Global HR Research LLC, an employee life cycle management company. He has served on the board of directors of Orion Marine Group, Inc., a civil marine contractor, since May 2007, where he has served as Chairman of the compensation committee since May 2007 and as a member of the nominating and governance committee since May 2010. He has also served on the board of directors of Sabre Industries, Inc., a provider of utility and other infrastructure. In addition, Mr. Shanfelter is a member of the board of directors of the Power and Communications Contractors Association, an industry trade group. Mr. Shanfelter holds a Bachelor of Science degree in Health from Lock Haven University of Pennsylvania.

Quentin P. Smith—Director Nominee

Mr. Smith is a director nominee that will become our director upon consummation of this offering. Since April 1996, Mr. Smith has served as the president of Cadre Business Advisors LLC, a professional management consulting firm. Previously, he was Partner-in-Charge of Arthur Andersen’s Desert Southwest business consulting practice providing business development and client engagement management services from April 1993 to April 1995. Mr. Smith serves as the chairman of the board of directors of Banner Health, a non-profit healthcare system based in Phoenix, Arizona. He received his Bachelor’s degree in Industrial Management and Computer Science from the Krannert School of Business at Purdue University and his Master’s degree in Business Administration from Pepperdine University.

Charles H. Walsh—Director Nominee

Mr. Walsh is a director nominee that will become our director upon consummation of this offering. Since 1983, Mr. Walsh has served as the Managing Partner of Walsh Partners Real Estate Development, a real estate development company. In addition, he has served as a member of the board of directors of the Chicago White Sox since 1984 and as a member of the board of directors of the Chicago Bulls since 1985. Mr. Walsh holds a Bachelor of Science degree in Business Administration from Northwestern University.

Timothy J. Ermatinger—President of Patriot Care Management, Inc.

Mr. Ermatinger has been President of Patriot Care Management, Inc. since August 2014. Previously, he served in a similar capacity as Executive Vice President of Managed Care Risk Services, Inc. (renamed Patriot Care Management, Inc.) from June 2011 to August 2014. Prior to that, he served as President of Patriot Risk Services, Inc., providing various fee-for-service care management solutions for Guarantee Insurance and other carrier clients from August 2006 to June 2011. He is a certified public accountant and earned his Bachelor’s degree in accounting from the University of Detroit.

Michael W. Grandstaff—Executive Vice President

Mr. Grandstaff has been our Executive Vice President in charge of Strategic Planning and Acquisitions since August 2014. Previously, Mr. Grandstaff had served as Senior Vice President, Executive Vice President and Chief Financial Officer of Guarantee Insurance Group from February 2008 to August 2014. Prior to joining Guarantee Insurance Group, Mr. Grandstaff served in a number of financial leadership roles with insurance and insurance services organizations, including as Chief Financial Officer of American Community Mutual Insurance Company, a mutual health insurance company, from June 2002 to November 2007. Mr. Grandstaff is a certified public accountant and holds a Bachelor of Arts degree and Master’s degree in Business Administration in Accounting from Michigan State University.

Management

Judith L. Haddad—Executive Vice President and Chief Information and Technology Officer

Ms. Haddad has been our Executive Vice President and Chief Information and Technology Officer since August 2014. Previously, Ms. Haddad had served in a similar capacity for Guarantee Insurance Group from August 2008 to August 2014. Prior to joining Guarantee Insurance Group, Ms. Haddad served in a number of executive and consulting roles in the information technology field, including as Vice President of Information Technology for NYMAGIC, Inc., a multi-line insurance carrier based in New York from August 2006 to August 2008. Ms. Haddad holds a Bachelor of Science degree from Clark University and a Master’s degree in Business Administration from Nova Southeastern University. In addition, Ms. Haddad completed an Executive Management program at INSEAD in Fontainebleau, France.

Paul Halter—Executive Vice President and National Director of Field Operations

Mr. Halter has been our Executive Vice President and National Director of Field Operations since October 2014. Previously, Mr. Halter had served in a similar capacity for Guarantee Insurance Group since April 2013. From November 2010 to April 2013, Mr. Halter had served as Executive Vice President and Regional Vice President of Guarantee Insurance Group. From September 2008 to April 2009 Mr. Halter was an Executive Vice President with The Resourcing Solutions Group, Inc., a payroll company offering workers’ compensation insurance. Mr. Halter holds a Bachelor of Science degree in Chemistry from the College of Charleston.

Michael McFadden—Executive Vice President of Patriot Services, Inc.; President of Forza Lien, Inc.

Mr. McFadden has been Executive Vice President of Patriot Services, Inc. since December 2014 and President of Forza Lien, Inc. since May 2012. Previously, he served as an officer of Guarantee Insurance Group, Inc. as Regional Vice President, Western Region since January 2013 and Vice President of Operations, Western Region since October 2011. Mr. McFadden graduated from the University of Phoenix in May 2000.

Christopher A. Pesch—Executive Vice President, General Counsel, Chief Legal Officer and Secretary

Mr. Pesch has been our Executive Vice President, General Counsel, Chief Legal Officer and Secretary since September 2014. Previously, Mr. Pesch was a corporate, mergers and acquisitions and securities partner at BakerHostetler LLP from August 2013 to September 2014. He held similar roles at Polsinelli PC from June 2011 to August 2013, and at Locke Lord Bissell & Liddell LLP from 2009 to May 2011. Mr. Pesch holds a Bachelor of Arts degree in Mathematics from Lake Forest College and a Juris Doctor degree from Seattle University School of Law.

Robert J. Peters—Executive Vice President and Chief Operating Officer

Mr. Peters has been our Executive Vice President and Chief Operating Officer since August 2014. Previously, Mr. Peters had served in a similar capacity for Guarantee Insurance Group from August 2012 to August 2014. Prior to joining Guarantee Insurance Group, Mr. Peters served in a number of roles for Zenith Insurance Company, including as Senior Vice President of Policy Operations from August 2005 to August 2012. Mr. Peters holds a Bachelor of Arts degree in Economics from the Whittemore School of Business and Economics at the University of New Hampshire and a Master’s degree in Business Administration from Plymouth State University.

Management

Thomas Shields—Executive Vice President, Chief Financial Officer and Treasurer

Mr. Shields has been our Executive Vice President, Chief Financial Officer and Treasurer since September 2014. Prior to joining us, Mr. Shields was the Chief Financial Officer of Lighting Science Corporation Group, a provider of light emitting diode lighting technology, from August 2012 to August 2014. From July 1999 to February 2012, Mr. Shields served as Chief Operating Officer, Executive Vice President and Chief Financial Officer, and Secretary of Anadigics, Inc., a designer and manufacturer of radio frequency semiconductor solutions. Mr. Shields holds a degree in accounting and a Master’s degree in Business Administration in Finance from Fairleigh Dickinson University.

DIRECTOR QUALIFICATIONS

Our board of directors seeks to ensure that it is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the board of directors to satisfy its oversight responsibilities effectively. More specifically, in identifying candidates for membership on the board of directors, the nominating and corporate governance committee takes into account (1) individual qualifications, such as industry knowledge or business experience, strength of character and mature judgment, and (2) any other factors it considers appropriate, including alignment with our stockholders.

When determining whether our current directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable our board to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on our directors’ contributions to our and our subsidiaries’ success in recent years and on the information discussed in the biographies set forth under “—Executive Officers and Directors.” With respect to Mr. Mariano, our board of directors considered in particular his extensive experience in the insurance industry and entrepreneurial background. With respect to Mr. Del Pizzo, our board of directors considered in particular his financial and accounting experience. With respect to Mr. Shanfelter, our board of directors considered in particular his experience and knowledge acquired serving on the boards of directors of other companies. With respect to Mr. Smith, our board of directors considered in particular his extensive experience in the management consulting industry and service on public boards. With respect to Mr. Walsh, our board of directors considered in particular his experience and knowledge as a business leader and his long service on the boards of directors of other organizations.

BOARD COMPOSITION AND INDEPENDENCE

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation provides that our board of directors shall consist of not less than three and not more than fifteen directors as the board of directors may from time to time determine. Our amended and restated bylaws provides for a staggered board of directors with three separate “classes” of directors, with the classes to be as nearly equal in number as possible and with the directors serving three-year terms. Concurrently with the consummation of this offering, our directors will be divided into the following classes:

Class I	Class II	Class III
Steven M. Mariano	John R. Del Pizzo	Charles H. Walsh
Austin J. Shanfelter	Quentin P. Smith

The initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in 2016, 2017 and 2018, respectively, and in each case, when any successor has been duly elected and qualified.

Currently, our board of directors consists of three directors, of which only Mr. Shanfelter meets the NYSE independence requirements, and, upon consummation of this offering, we expect to add two members,

Management

Messrs. Smith and Walsh, both of whom meet the NYSE independence requirements, to our board of directors. Members of our board of directors are kept informed of our business through discussions with our Chief Executive Officer, Chief Financial Officer and other officers, by reviewing materials provided to them, by visiting our offices and facilities, and by participating in meetings of the board of directors and its committees. While retaining overall responsibilities, our board of directors assigns certain of its responsibilities to permanent committees consisting of board members appointed by it.

BOARD COMMITTEES

Upon consummation of this offering, we will have an audit committee, a nominating and corporate governance committee and a compensation committee with the composition and responsibilities described below. Each committee will operate under a charter that has been approved by our board of directors. The members of each committee are appointed by and serve at the pleasure of the board of directors.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter and will include assisting the board of directors in overseeing:

➢	the quality and integrity of our financial statements, our financial reporting process and our systems of internal accounting and financial controls;

➢	our compliance with legal and regulatory requirements;

➢	the independent auditor’s qualification, performance and independence;

➢	the performance of our internal audit function; and

➢	the evaluation of risk assessment and risk management issues.

Upon consummation of this offering, the audit committee will consist of Messrs. Shanfelter, Smith and Walsh, with Mr. Shanfelter serving as chairman. Our board has determined each of these members is an independent director under the applicable SEC rules and the NYSE listing standards for audit committee members, and Mr. Shanfelter is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. Each member of the audit committee has the ability to read and understand fundamental financial statements. Our board of directors has adopted a written charter under which the audit committee will operate. A copy of the charter, which satisfies the applicable standards of the SEC and the NYSE, will be available on our website.

Nominating and Corporate Governance Committee

The purpose of the nominating and corporate governance committee will be set forth in the nominating and corporate governance committee charter and will include:

➢	identifying individuals qualified to become members of our board of directors, and selecting, or recommending that our board of directors select, the director nominees for each annual meeting of stockholders or to otherwise fill vacancies or newly created directorships on the board of directors;

➢	overseeing the evaluation of the performance of our board of directors and management;

➢	reviewing and recommending to our board of directors committee structure, membership and operations;

➢	developing and recommending to our board of directors a set of corporate governance guidelines applicable to us; and

➢	leading our board of directors in its annual review process.

Management

Upon consummation of this offering, the nominating and corporate governance committee will consist of Messrs. Shanfelter, Smith and Walsh, with Mr. Walsh serving as chairman. Our board of directors has adopted a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which satisfies the applicable standards of the NYSE, will be available on our website.

Compensation Committee

The purpose of the compensation committee is set forth in the compensation committee charter and includes:

➢	oversight of our executive compensation policies and practices;

➢	reviewing and approving, or recommending to our board of directors to review and approve, matters related to the compensation of our Chief Executive Officer and our other executive officers; and

➢	overseeing administration and monitoring of our incentive and equity-based compensation plans.

Upon consummation of this offering, the compensation committee will consist of Messrs. Smith and Walsh, with Mr. Smith serving as chairman. Our board has determined each of these members is an independent director under the applicable SEC rules and NYSE listing standards for compensation committee members. Our board of directors has adopted a written charter under which the compensation committee will operate. A copy of the charter, which satisfies the applicable standards of the SEC and the NYSE, will be available on our website.

Director Compensation

For the year ended December 31, 2013, we did not pay compensation or grant equity awards to directors for their service on our board of directors. For the year ended December 31, 2014, each of our directors received an annual cash retainer of $45,000 on January 2, 2015 and was reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings.

Our board of directors will adopt a policy with respect to the compensation payable to our non-employee directors upon consummation of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will be, or will have been, employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board or compensation committee.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a written code of business conduct and ethics that applies to all of our directors, officers and employees. Following the consummation of this offering, a current copy of the code, and information regarding any amendment to or waiver from its provisions, will be posted on our website, which is located at www.patnat.com. Our code will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K.

Management

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes compensation for the years ended December 31, 2014 and 2013 earned by our principal executive officer and our two other most highly-compensated executive officers. These individuals are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Steven M. Mariano
Chief Executive Officer	2014	—	—		—	—	—	—	—		—
	2013	—	—		—	—	—	—	255,235	(2)	255,235

Judith Haddad
Chief Information & Technology Officer	2014	425,000	405,000	(3)	—	—	—	—	—		830,000
	2013	403,662	—		—	—	—	—	—		403,662

Robert Peters
Chief Operating Officer	2014	375,000	5,000	(4)	—	—	—	—	15,600	(5)	395,600
	2013	361,739	—		—	—	—	—	15,600	(5)	377,339

(1)	The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered.
(2)	This amount represents country club and other membership fees ($205,000) and residential security services ($50,235) paid on Mr. Mariano’s behalf.
(3)	This amount represents the aggregate bonus amount earned by Ms. Haddad during fiscal year 2014, which includes a bonus ($400,000) earned upon the successful completion of certain business objectives relating to the integration of our information technology systems and a year-end bonus ($5,000).
(4)	This amount represents a year-end bonus earned by Mr. Peters.
(5)	This amount represents the aggregate monthly car allowance provided to Mr. Peters for fiscal years 2014 and 2013.

Narrative Disclosure to Summary Compensation Table

Senior Management Agreements

Mr. Mariano entered into an employment agreement with us on December 31, 2014. Each of Mr. Peters and Ms. Haddad entered into employment agreements with Guarantee Insurance Group, as of August 27, 2012 and February 19, 2010, respectively, governing the terms of their employment. Each of Mr. Peters’ and Ms. Haddad’s employment agreements was assigned by Guarantee Insurance Group to, and assumed by, us on December 10, 2014. The terms of the employment agreements are substantially the same, but for differences in title, term, role, and as otherwise described below.

The term of Mr. Mariano’s employment agreement continues through December 31, 2017, with automatic renewals for successive 12 month periods. Mr. Mariano receives an annual base salary of $1.00 subject to review by our compensation committee on an annual basis. Mr. Mariano is eligible to earn an annual bonus as determined by our compensation committee and is entitled to participate in, and receive awards under, any long-term incentive plan maintained by the Company, in each case, as determined by our compensation committee.

Management

The employment agreements of Mr. Peters and Ms. Haddad each provide for an employment term of 12 months with automatic renewals for successive 12 month periods. Mr. Peters and Ms. Haddad’s employment agreements provide for an initial base salary of $325,000 and $210,000, respectively, which is subject to increases as determined by the Board or the compensation committee from time to time. The employment agreements also provide that both Mr. Peters and Ms. Haddad are eligible to earn an annual incentive bonus of up to 50% of each of their respective base salaries. Under Ms. Haddad’s employment agreement, on the completion of this offering, she is eligible to receive additional stock and/or option grants at the discretion of the Board. Mr. Peters is also entitled to reimbursement of certain relocation expenses as set forth in his employment agreement.

Each of Messrs. Mariano and Peters and Ms. Haddad are eligible to receive severance payments under the terms of their respective employment agreements following certain terminations of employment, subject to post-termination restrictive covenants. For a complete description of the terms of the post-termination payments and benefits under the amended employment agreements, see “—Potential Payments upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year-End

Our named executive officers did not have any outstanding equity awards as of December 31, 2013.

Equity Awards in Connection with this Offering

On or following the completion of this offering, we expect to make grants of stock options and restricted shares of our common stock to our management team, including our named executive officers (other than Mr. Mariano). We expect to grant our named executive officers (other than Mr. Mariano) the following number of stock options and restricted shares of our common stock (based on an assumed initial public offering price of $17.00 per share): Mr. Peters, 44,117 stock options and 22,059 restricted shares; and Ms. Haddad, 50,000 stock options and 25,000 restricted shares. The actual number of stock options and restricted shares granted may vary based on the price of shares of common stock in this offering. The stock options granted in connection with this offering are expected to have an exercise price equal to the price at which shares of common stock are sold in this offering. These stock options and restricted shares are expected to vest, subject to the individuals’ continued employment with the Company, in equal annual installments over three years or immediately upon either the individual’s death or disability or a termination of the individual’s employment without cause during the 24 month period following a change in control.

Non-Equity Incentive Plan Compensation

For the years ended December 31, 2014 and 2013, the Board evaluated our performance on a periodic basis in consultation with certain of our named executive officers. The Board did not establish a formal annual bonus plan for fiscal year 2014, and each of Mr. Peters and Ms. Haddad was paid a year-end bonus of $5,000. The Board did not establish a formal annual bonus plan for fiscal year 2013, and Messrs. Mariano and Peters and Ms. Haddad did not receive an annual bonus for such fiscal year.

In 2014, for Ms. Haddad, the Board established a bonus targeted at $400,000 based on successful completion of certain business objectives relating to the integration of our information technology systems within a predetermined timeline and budget. In the first quarter of 2014, Ms. Haddad achieved the business objectives and was paid a bonus of $400,000.

Management

Potential Payments upon Termination or Change in Control

Steven S. Mariano

Pursuant to the terms of Mr. Mariano’s employment agreement as amended, upon a termination of his employment by us without cause or by Mr. Mariano with good reason, subject to each of his execution and the effectiveness of a general release of claims, and subject to continued compliance with the restrictive covenants contained in his employment agreement, Mr. Mariano will be entitled to the following severance benefits: (i) a lump sum cash severance payment equal to 200% of the sum Mr. Mariano’s annual salary plus an amount equal to his average annual bonus over the three preceding fiscal years (except that if such termination of Mr. Mariano’s employment occurred within 24 months following a change in control or within 6 months prior to a change in control, at the request of a participant in the potential acquisition, Mr. Mariano will instead receive an enhanced lump sum cash severance payment equal to 300% of the sum of his annual salary plus average annual bonus over the three preceding fiscal years) and (ii) if continuation of coverage under COBRA is elected by Mr. Mariano, reimbursement for the full cost of coverage under our group health plans for Mr. Mariano and his eligible dependents for a period of 18 months. In the event any payments to Mr. Mariano are subject to excise taxes under Section 4999 of the Internal Revenue Code, such payments will be either paid in full or reduced to a lesser amount which would not result in the imposition of such excise taxes, whichever results in a greater after-tax amount to Mr. Mariano.

Robert Peters and Judith Haddad

Pursuant to the terms of Mr. Peters’ and Ms. Haddad’s employment agreements, upon a termination of employment by us without cause or by Mr. Peters or Ms. Haddad with good reason, subject to his or her execution and the effectiveness of a general release of claims, and subject to continued compliance with the restrictive covenants contained in their employment agreements, Mr. Peters and Ms. Haddad will each be entitled to a severance payment equal to twelve months of his or her annual salary at the time of termination payable in 12 monthly installments, except that if such termination of Ms. Haddad’s employment occurred within 12 months following a change in control (as defined in the applicable employment agreement), Ms. Haddad will instead receive enhanced severance equal to 200% of her annual salary at the time of termination, payable in 12 monthly installments. In the event any payments to Mr. Peters or Ms. Haddad are subject to excise taxes under Section 4999 of the Internal Revenue Code, such payments will be reduced to a lesser amount which would not result in the imposition of such excise taxes.

Restrictive Covenants

Upon any termination of employment for any reason, Messrs. Mariano and Peters and Ms. Haddad’s employment agreements each provide for restrictions on the disclosure of confidential information and trade secrets and disparaging the Company, and for a period of 12 months (or 24 months in the case of Mr. Mariano) following the date of termination of employment covenants restricting them from soliciting our employees and customers. Messrs. Mariano and Peters’ employment agreements also provide covenants restricting them from engaging in competitive activities for a period of 12 months (or 24 months in the case of Mr. Mariano) following the date of termination of employment.

Retirement Plan

Through a plan administered by Guarantee Insurance Group, our employees participate in a qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan covers all employees, including our named executive officers, who may contribute a portion of their eligible compensation to the plan subject to

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statutory limits imposed by the Internal Revenue Code. Subject to meeting the minimum contribution requirements under the plan, we provide for matching contributions of 50% of employee contributions up to the first 6% of employee contributions. We plan to adopt a similar retirement plan for our employees in connection with this offering.

Compensation Arrangements to be Adopted in Connection with this Offering

Patriot National, Inc. 2014 Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the 2014 Plan prior to the completion of the offering.

Purpose

The purpose of our 2014 Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

Our 2014 Plan will be administered by our compensation committee, or a subcommittee thereof, or if no such committee or subcommittee exists, our board of directors (as applicable, the “Committee”). The Committee is authorized to designate participants in and determine the terms and conditions of awards under the 2014 Plan; interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2014 Plan and any instrument or agreement relating to, or any award granted under, our 2014 Plan; establish, amend, suspend, or waive any rules and regulations in our 2014 Plan; and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2014 Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Unless otherwise expressly provided in our 2014 Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2014 Plan or any award or any documents evidencing awards granted pursuant to our 2014 Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to our 2014 Plan

Our 2014 Plan provides that the total number of shares of common stock that may be issued under our 2014 Plan is 2,824,968 (the “Absolute Share Limit”). Of this amount, the maximum number of shares that may be issued in the aggregate pursuant to the exercise of incentive stock options is equal to the Absolute Share Limit; and the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $500,000 in total value. Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under our 2014 Plan, unless the shares are surrendered after the termination of our 2014 Plan, and only if stockholder approval is not

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required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under our 2014 Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under our 2014 Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options, under our 2014 Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Plan; provided, that all stock options granted under our 2014 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards) and not less than 110% for incentive stock options granted to employees who own shares representing more than 10% of the voting power of all classes of shares, and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2014 Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee; or (iii) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash. In connection with this offering we expect to issue stock options to purchase 1,030,591 shares of common stock, some of which will be issued to certain named executive officers.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such

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amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2014 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse). Restricted stock units issued to employees in connection with the closing of this offering are scheduled to vest in three annual installments. Upon the vesting of any such units and the issuance of shares thereunder, Mr. Mariano will have a proxy to vote, or act by written consent with respect to, such shares until the earliest to occur of (i) the termination of employment of the individual who was granted such restricted stock units, (ii) sale of such shares to a third party, (iii) the date of our change in control and (iv) the date Mr. Mariano ceases to be our Chief Executive Officer. In connection with this offering we expect to issue 475,658 restricted shares of common stock and 125,020 restricted stock units. Some of the restricted shares will be issued to certain named executive officers.

Other Stock-Based Awards and Other Cash-Based Awards

The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units or other awards denominated in cash, including, without limitation, cash bonuses), under our 2014 Plan, either alone or in tandem with other awards, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Plan.

Performance Compensation Awards

The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to specific criteria enumerated in our 2014 Plan.

Effect of Certain Events on 2014 Plan and Awards

In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other

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rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in our 2014 Plan) that affects the shares of common stock, or (ii) unusual or nonrecurring events affecting us or any affiliate, including changes in applicable rules, rulings, regulations or other requirements the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee must, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable to any or all of: (A) the share limits applicable under our 2014 Plan with respect to the number of awards which may be granted thereunder; (B) the number of our shares of common stock or other securities which may be issued in respect of awards or with respect to which awards may be granted under our 2014 Plan and (C) the terms of any outstanding award, including, without limitation: (1) the number of shares of common stock or other securities subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures. Without limiting the foregoing, except as may otherwise be provided in an applicable award agreement, in connection with any Adjustment Event, the Committee may, in its discretion, provide for any one or more of the following: (i) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other holders of our stock in such event), including, without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards

An award may be exercisable only by a participant during the participant’s lifetime, or, if permissible under applicable law, by the participant’s legal guardian or representative. An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

Our board of directors may amend, alter, suspend, discontinue, or terminate our 2014 Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our 2014 Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2014 Plan (except for adjustments in connection with certain corporate events) or (iii) it would materially modify the requirements for participation in our 2014 Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent.

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The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided that without stockholder approval, except as otherwise permitted in our 2014 Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (i) options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid after such awards are earned and become payable or distributable).

Clawback/Forfeiture

An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

Certain Relationships and Related Party Transactions

The following is a description of transactions since January 1, 2012 to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, director nominees, executive officers, beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest, other than compensation, termination and change of control arrangements that are described under the section titled “Management—Executive Compensation” in this prospectus.

REORGANIZATION

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003. In our Reorganization, we consolidated certain insurance services entities controlled by Mr. Mariano under Patriot National, Inc. In connection with the Reorganization, we issued 14,250,000 shares of common stock to Mr. Mariano and 37,500 shares of common stock to Mr. Del Pizzo, one of our directors, in exchange for their respective equity interests in such consolidated entities. For additional information about our Reorganization, see “Business—Our History and Organization.”

RELATIONSHIP AND TRANSACTIONS WITH GUARANTEE INSURANCE GROUP AND GUARANTEE INSURANCE

Immediately upon consummation of this offering, Steven M. Mariano, our founder, Chief Executive Officer and Chairman, will beneficially own 60.4% of the outstanding shares of our common stock and substantially all of the outstanding equity of Guarantee Insurance Group. As a result, Guarantee Insurance Group and its subsidiaries, including Guarantee Insurance and GUI, are related parties of ours. Mr. Mariano received dividends of $2.6 million from Guarantee Insurance Group in 2013.

Service Fees Received from Guarantee Insurance

We provide brokerage and policyholder services and claims administration services to Guarantee Insurance pursuant to the Services Agreements and the Program Administrator Agreement. See “Business—Clients—Guarantee Insurance Company.” We have been providing a full range of brokerage and policyholder services to Guarantee Insurance pursuant to the new Program Administrator Agreement since August 6, 2014. Accordingly, we expect that fees received from Guarantee Insurance will increase significantly going forward.

Pursuant to the Services Agreements, we provide our services in connection with claims arising out of insurance policies held or underwritten by Guarantee Insurance. The Services Agreements have various terms and expiration dates ranging from 2018 to 2022, unless otherwise extended or earlier terminated as provided therein. The fees we receive are based, depending on the service provided, upon a percentage of reference premium, flat monthly fees, hourly fees or the savings we achieve, among others.

Pursuant to Program Administrator Agreement, we act as Guarantee Insurance’s exclusive general agent for the purpose of underwriting, issuing and delivering insurance contracts in connection with Guarantee Insurance’s workers’ compensation insurance program. The agreement with Guarantee Insurance remains in effect until terminated by either party upon 180 days’ prior written notice to the other party for cause. Guarantee Insurance may also terminate the agreement, in whole or in part, immediately upon

Certain Relationships and Related Party Transactions

written notice to us in the event of our insolvency or bankruptcy, systematic risk-binding that is not in compliance with the applicable underwriting guidelines or procedures and the occurrence of certain other events. The fees we receive are based upon premiums written for each account bound with Guarantee Insurance.

A portion of the fees that we receive from Guarantee Insurance pursuant to the Services Agreements and the Program Administrator Agreement are for Guarantee Insurance’s account (which we recognize as “fee income from related party”) and a portion of the fees are for the account of reinsurance captive entities to which Guarantee Insurance has ceded a portion of its written risk (which we recognize as “fee income”). See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Principal Components of Financial Statements—Revenue.” As a result, a substantial portion of fee income we recognize from non-related parties is nevertheless derived from our relationship with Guarantee Insurance. For the nine months ended September 30, 2014, we recognized $41.5 million in total fee income and fee income from related party pursuant to contracts with Guarantee Insurance, and our fee income from related party was $24.6 million. For the year ended December 31, 2013, we recognized $25.0 million in total fee income and fee income from related party pursuant to contracts with Guarantee Insurance, and our fee income from related party was $9.4 million. For the year ended December 31, 2012, we recognized $16.1 million in total fee income and fee income from related party pursuant to contracts with Guarantee Insurance, and our fee income from related party was $12.5 million. Our total fee income and fee income from related party pursuant to contracts with Guarantee Insurance and our fee income from related party constituted 66% and 39%, respectively, of our total fee income and fee income from related party for the nine months ended September 30, 2014, 44% and 17%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2013 and 42% and 33%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2012.

Rent, Administrative and Management Fees Paid to Guarantee Insurance Group

Pursuant to an expense reimbursement agreement with Guarantee Insurance Group dated January 1, 2012, as amended and restated from time to time, we reimbursed Guarantee Insurance Group for rent and certain corporate administrative services costs incurred on our behalf. For the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, approximately $1.9 million, $4.7 million and $2.8 million, respectively, were paid to Guarantee Insurance Group as reimbursements for the such costs and are reflected as “allocation of marketing, underwriting and policy issuance costs from related party” in our combined statements of operations.

In addition, pursuant to a management services agreement with Guarantee Insurance Group dated January 1, 2012, we paid management fees to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services provided to us. For the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, approximately $5.4 million, $12.1 million and $8.0 million, respectively, were paid to Guarantee Insurance Group for such services and are reflected as “management fees paid to related party for administrative support services” in our combined statements of operations.

Our administrative functions have been separated from Guarantee Insurance, the expense reimbursement and management services agreements have been terminated, and such expenses are being incurred directly by us from August 6, 2014, including through a sublease agreement with Guarantee Insurance Group, as described below.

Certain Relationships and Related Party Transactions

Sublease Agreement

On August 6, 2014, we entered into a sublease agreement in respect of office space for our headquarters in Ft. Lauderdale, Florida with Guarantee Insurance Group, the tenant under a lease with the third party landlord. We recently entered into a new lease agreement directly with the third party landlord and terminated the sublease agreement. From August 6, 2014 to termination, the aggregate amount of rent payable by us under the sublease is expected to be approximately $1.5 million.

License Agreement

Pursuant to a license agreement effective August 6, 2014, Guarantee Insurance Group has granted us a non-exclusive, royalty free license for the use in the United States of certain of Guarantee Insurance Group’s marks and designs, including “Patriot” and “Guarantee Insurance Company.” The license agreement has a term of 10 years.

Equipment Lease

Effective August 6, 2014, in connection with the GUI Acquisition, Guarantee Insurance Group assigned to us its rights, and we assumed its obligations under, the master equipment lease agreement, dated as of December 3, 2013, by and among Fifth Third Bank, as lessor, and Guarantee Insurance Group and Mr. Mariano, as co-lessees, which was incurred in respect of the WCE system. As co-lessee, Mr. Mariano has agreed, among other things, to maintain no less than $5.0 million of liquidity as long as any obligations are outstanding under this agreement. As of September 30, 2014, the aggregate amount of lease financings pursuant to this agreement was $5.3 million.

Financing Transactions

On October 9, 2012, one of our current subsidiaries issued a credit note in an aggregate principal amount of $10.0 million to Advantage Capital. The proceeds from the issuance of the note were paid as a distribution to Mr. Mariano, the subsidiary’s sole unitholder at the time of such distribution. From the distribution proceeds, Mr. Mariano made an $8.0 million preferred stock investment in Guarantee Insurance Group. This entity became a subsidiary of ours in the Reorganization. In connection with the credit note, Guarantee Insurance Group issued a warrant to the lender to purchase 35,185 shares of Guarantee Insurance Group common stock. Because this warrant was issued by Guarantee Insurance Group, the effects of this warrant are not reflected in our statements of financial condition or results of operations.

In connection with the Reorganization, on November 27, 2013, we borrowed $42.0 million under the Initial Tranche of the PennantPark Loan Agreement. Guarantee Insurance Group, Guarantee Insurance and certain of their affiliates are guarantors of the PennantPark Loan Agreement. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

We lent a portion of portion of the proceeds from the Initial Tranche of the PennantPark Loan Agreement to Guarantee Insurance Group in the form of the Surplus Note in an amount of approximately $28.3 million. Interest under the Surplus Note accrued at a rate of 3% per annum and was payable quarterly, and the loan had a maturity date of November 27, 2022. The Surplus Note was retired in connection with the GUI Acquisition, as described under “—GUI Acquisition” below.

A further $10.0 million portion of the proceeds from the Initial Tranche of the PennantPark Loan Agreement were used to repay amounts outstanding under the October 9, 2012 credit note.

Certain Relationships and Related Party Transactions

In addition, Guarantee Insurance Group and its wholly owned subsidiaries are guarantors under the UBS Credit Agreement. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

GUI Acquisition

On August 6, 2014, we consummated the GUI Acquisition pursuant to which we acquired GUI’s contracts in force and certain other assets, for a total consideration of approximately $55.1 million. The consideration consisted of $30 million in cash, the assumption of certain of GUI’s liabilities, settlement of certain intercompany balances and the retirement of the receivable in the amount of approximately $28.8 million from Guarantee Insurance comprising principal and accrued but unpaid interest under the Surplus Note made to Guarantee Insurance on November 27, 2013 in connection with the Reorganization. See “Business—Our History and Organization” and “Unaudited Pro Forma Financial Information.”

Patriot Care Management Acquisition

On August 6, 2014, we acquired the Patriot Care Management Business. The Patriot Care Management Business had been previously controlled by Mr. Mariano and was sold to MCMC, a third party, in 2011. A portion of the consideration received by Mr. Mariano and other shareholders in that sale consisted of MCMC preferred equity. As part of the Patriot Care Management Acquisition we issued 3,043,485 of our shares in exchange for MCMC preferred equity to the holders of such preferred equity, including Mr. Mariano, Mr. Del Pizzo and his spouse Arlene Del Pizzo, Mr. Shanfelter, Mr. Ermatinger, Mr. Grandstaff and Mr. Pesch, as consideration for such preferred equity. See “Business—Our History and Organization” and “Unaudited Pro Forma Financial Information.”

Pursuant to a managed care services agreement, dated as of August 6, 2014, we outsource certain medical bill review and related services to MCMC. Mr. Mariano is party to the agreement with respect to certain exclusivity and non-compete provisions. The agreement remains in effect through December 31, 2019 unless earlier terminated by us or MCMC upon 30 days’ written notice for material breach. Subsequent to such initial term the agreement may be terminated by either party upon 90 days’ prior written notice to the other party.

Settlement Agreement

On January 24, 2014, we entered into a settlement agreement among us, Guarantee Insurance and certain of its affiliates, Mr. Mariano and Managed Care Risk Services, Inc. (“MCRS”) and certain of its affiliates relating principally to a settlement between MCRS and Guarantee Insurance in respect of certain disputed amounts. In connection with the settlement, we agreed to pay an amount of $0.3 million that we owed to MCRS under a prior managed care services agreement.

STOCKHOLDERS AGREEMENT

In connection with the warrants issued to the PennantPark Entities as part of our Reorganization, we entered into the Stockholders Agreement, which was amended and restated on January 5, 2015 in connection with this offering. The Stockholders Agreement provides the PennantPark Entities and Mr. Del Pizzo with certain customary “piggyback” registration rights. All expenses incurred in connection with a “piggyback” registration will be borne by us, excluding underwriters’ discounts and commissions, which will be borne by the selling party. In addition, we will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act in connection with any offering made pursuant to such registration rights. See “Shares Eligible for Future Sale” for additional information concerning these registration rights.

Certain Relationships and Related Party Transactions

In connection with this offering, we also entered into a new registration rights agreement with Mr. Mariano. This agreement provides him with an unlimited number of “demand” registrations as well as customary “piggyback” registration rights. This new registration rights agreement also provides that we will pay certain expenses relating to such registrations, excluding underwriters’ discounts and commissions, and indemnify Mr. Mariano against certain liabilities which may arise under the Securities Act in connection with any offering made pursuant to such registration rights.

TAX ADVISORY SERVICES

Del Pizzo & Associates P.C., a tax advisory firm wholly owned by Mr. Del Pizzo, one of our directors, has received payments from us in the amounts of approximately $336,000 in the year ended December 31, 2013 and approximately $44,000 in the nine months ended September 30, 2014 for tax advisory services it performed in fiscal years 2011, 2012 and 2013 in respect of entities that are now our subsidiaries.

LOAN ARRANGEMENTS

In April 2012, we made a loan to Mr. Mariano for approximately $4.2 million. The loan was repaid in full in November 2013. The loan had an interest rate of LIBOR per annum.

In August 2014, Mr. Mariano made a short-term working capital loan to us for approximately $0.6 million in connection with the Patriot Care Management Acquisition. The loan did not bear interest and was repaid in full in August 2014.

STATEMENT OF POLICY REGARDING TRANSACTIONS WITH RELATED PERSONS

Our board of directors has adopted a written Related Person Transaction Policy to assist it in reviewing, approving and ratifying transactions with related persons and to assist us in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements our other policies that may apply to transactions with related persons, such as the Corporate Governance Guidelines of our board of directors and our Code of Business Conduct and Ethics.

The Related Person Transaction Policy provides that all transactions with related persons covered by the policy must be reviewed and approved and ratified by the Audit Committee or disinterested members of the board of directors and that any employment relationship or transaction involving an executive officer and any related compensation must be approved or recommended for the approval of the board of directors by the Compensation Committee.

In reviewing transactions with related persons, the Audit Committee or disinterested members of the board of directors will consider all relevant facts and circumstances, including, without limitation:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction;

•	the importance of the transaction both to the Company and to the related person;

•	whether the transaction would likely impair the judgment of a director or executive officer to act in the best interest of the Company;

Certain Relationships and Related Party Transactions

•	whether the value and the terms of the transaction are substantially similar as compared to those of similar transactions previously entered into by the Company with non-related persons, if any; and

•	any other matters that management or the Audit Committee or disinterested directors, as applicable, deem appropriate.

The Audit Committee or disinterested members of the board of directors, as applicable, will not approve or ratify any related person transaction unless it shall have determined in good faith that, upon consideration of all relevant information, the related person transaction is in, or is not inconsistent with, the best interests of the Company. The Audit Committee or the disinterested members of the board of directors, as applicable, may also conclude, upon review of all relevant information, that the transaction does not constitute a related person transaction and thus that no further review is required under this policy.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

•	the Company was or is to be a participant;

•	the amount involved exceeds $120,000; and

•	any related person (i.e., a director, director nominee, executive officer, greater than 5% beneficial owner and any immediate family member of such person) had or will have a direct or indirect material interest.

Principal and Selling Stockholders

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of November 1, 2014, by (1) each of our named executive officers, (2) each of our directors and director nominees, (3) all of our directors and our executive officers as a group, (4) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock and (5) each selling stockholder. As of September 30, 2014, there were approximately 35 holders of our common stock.

Beneficial ownership is determined in accordance with the SEC’s rules, under which a person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on 18,074,715 shares of our common stock outstanding as of November 1, 2014 (assuming an initial public offering price of $17.00 per share), the actual number of which will be determined based on the actual price of the shares of our common stock in this offering, and 25,424,715 shares outstanding upon consummation of this offering (or 26,527,215 shares if the underwriters exercise in full their over-allotment option).

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Patriot National, Inc., 401 East Las Olas Boulevard, Suite 1650, Fort Lauderdale, Florida 33301.

Principal Stockholders

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to the Offering				Common Stock Beneficially Owned Following the Offering
				Shares of Common Stock Offered	Assuming No Exercise of Underwriters’ Option			Assuming Full Exercise of Underwriters’ Option
	Number	%			Number	%		Number	%
Directors, Director Nominees and Executive Officers
Steven M. Mariano(1)	15,352,170	84.9%		—	15,352,170	60.4%		15,352,170	57.9%
John R. Del Pizzo(2)	166,590		*	—	166,590		*	166,590		*
Austin J. Shanfelter	12,105		*	—	12,105		*	12,105		*
Quentin P. Smith	—	—		—	—	—		—	—
Charles H. Walsh	—	—		—	—	—		—	—
Timothy J. Ermatinger	30,735		*	—	30,735		*	30,735		*
Michael W. Grandstaff	28,800		*	—	28,800		*	28,800		*
Judith L. Haddad	—	—		—	—	—		—	—
Paul Halter	—	—		—	—	—		—	—
Michael McFadden	—	—		—	—	—		—	—
Christopher A. Pesch	192,045	1.1%		—	192,045		*	192,045		*
Robert J. Peters	—	—		—	—	—		—	—
Thomas Shields	—	—		—	—	—		—	—
Directors, Director Nominees and Executive Officers as a Group (11 persons)	15,782,445	87.3%		—	15,782,445	62.1%		15,782,445	59.5%
Selling Stockholders
PennantPark Entities(3)	1,110,555	5.8%		965,700	144,855		*	—	—

*	Indicates less than one percent of common stock.
(1)	Includes 835,995 shares held by Steven M. Mariano Trust with Mr. Mariano as trustee. As of September 30, 2014, all of Mr. Mariano’s 15,352,170 shares are pledged as collateral in favor of the collateral agent for the lenders pursuant to the PennantPark Loan Agreement, which will be released upon the repayment of all outstanding amounts under the PennantPark Loan Agreement, as described under “Use of Proceeds.” Restricted stock units issued to employees in connection with the closing of this offering are scheduled to vest in three annual installments. Upon the vesting of any such units and the issuance of shares thereunder, Mr. Mariano will have a proxy to vote, or act by written consent with respect to, such shares until the earliest to occur of (i) the termination of employment of the individual who was granted such restricted stock units, (ii) sale of such shares to a third party, (iii) the date of our change in control and (iv) the date Mr. Mariano ceases to be our Chief Executive Officer.
(2)	Includes 64,575 shares held by Mr. Del Pizzo’s spouse and 7,050 shares held by Advanta Trust LLC for which Mr. Del Pizzo shares voting and investment power.
(3)	Includes 1,110,555 shares issuable upon the exercise of warrants held by the PennantPark Entities as follows: 734,235 shares issuable upon the exercise of warrants held by PennantPark Investment Corporation, 209,745 shares issuable upon the exercise of warrants held by PennantPark SBIC II LP, 111,045 shares issuable upon the exercise of warrants held by PennantPark Floating Rate Capital

(footnotes continued on following page)

Principal Stockholders

Ltd. and 55,530 shares issuable upon the exercise of warrants held by PennantPark Credit Opportunities Fund LP.

PennantPark Investment Advisers, LLC is a registered investment adviser that directly or indirectly manages the investment activities of each of the PennantPark Entities. Arthur H. Penn, Jose A. Briones, Salvatore Giannetti III and P. Whitridge Williams, Jr. are the senior investment professionals of PennantPark Investment Advisers, LLC. Each of PennantPark Investment Advisers, LLC and Messrs. Penn, Briones, Giannetti III and Williams, Jr. may be deemed to share voting and dispositive power with respect to the shares issuable upon the exercise of warrants held by PennantPark Entities but disclaim such beneficial ownership except to the extent of its or his pecuniary interest therein.

The address of each of the PennantPark Entities listed in this footnote is c/o 590 Madison Avenue, 15th Floor, New York, New York 10022.

Description of Capital Stock

The following description of our capital stock as it will be in effect upon consummation of this offering is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. Our amended and restated certificate of incorporation will become effective immediately prior to the consummation of this offering.

Upon consummation of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. As of September 30, 2014, we had 19,185,270 total shares and warrants in respect of 18,074,715 shares of common stock issued and outstanding.

COMMON STOCK

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights, other than as described under “—Warrants” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.” There will be no redemption or sinking fund provisions applicable to the common stock.

All shares of our common stock that will be outstanding upon consummation of this offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

PREFERRED STOCK

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange on which our securities are listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the powers, preferences, rights, qualifications, limitations and restrictions of that series, including:

➢	the designation of the series;

Description of Capital Stock

➢	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

➢	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

➢	the dates at which dividends, if any, will be payable;

➢	the redemption rights and price or prices, if any, for shares of the series;

➢	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

➢	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

➢	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

➢	restrictions on the issuance of shares of the same series or of any other class or series; and

➢	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of our common stock might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of the shares of common stock. In addition, rights of holders of our common stock will be subject to the powers, preferences and rights of holders of our preferred stock that we may authorize and issue in the future. For example, the terms of our future preferred stock may restrict dividends on our common stock, dilute the voting power of our common stock or subordinate the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons whose interests align with current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Description of Capital Stock

WARRANTS

The PennantPark Entities hold warrants to purchase an aggregate of 1,110,555 shares of our common stock at an exercise price of $2.67 per share, of which 626,295 were issued on November 27, 2013 in connection with and as part of the consideration for the Initial Tranche of the PennantPark Loan Agreement, and 484,260 were issued on August 6, 2014 in connection with and as part of the consideration for the Additional Tranche of the PennantPark Loan Agreement. The warrants expire 10 years after their respective issuance. On the fifth anniversary of the respective issuance date, the PennantPark Entities will have the option to put to us any warrants then held by them at a purchase price based on a valuation determined by an independent appraiser in accordance with the warrant provisions. The warrants contain customary adjustment provisions, as well as certain anti-dilution provisions with respect to an issuance or sale of our common stock for a consideration less than $2.67 per share. See “Shares Eligible for Future Sale—Registration Rights.”

Advantage Capital holds 743,730 shares of our common stock. Warrants to purchase these shares were issued to Advantage Capital on November 27, 2013 as part of our Reorganization, and were exercised on September 30, 2014. In connection with this offering, we entered into an amended and restated warrant agreement with Advantage Capital on January 5, 2015. The warrant agreement provided Advantage Capital the option to put to us all of these shares pursuant to these warrants beginning in 2018 and continuing through expiration at a purchase price based on a valuation determined in accordance with the warrant agreement provisions, which put right Advantage Capital waived provided that an initial public offering is consummated prior to November 27, 2018. The warrant agreement also provides “piggyback” registration rights as described under “Shares Eligible for Future Sale.”

FORUM SELECTION CLAUSE

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock of the corporation will be deemed to have notice of and consented to the forum selection clause.

ANTI-TAKEOVER EFFECTS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS AND CERTAIN PROVISIONS OF DELAWARE LAW

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Description of Capital Stock

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer or, for so long as Mr. Mariano continues to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, by Mr. Mariano. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to make, amend, alter, change, add to or repeal our bylaws without the assent or vote of our stockholders and that our stockholders may only amend our bylaws, for so long as Mr. Mariano continues to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of a majority of the voting power of all the then outstanding shares of our capital stock, and, from and after the date on which Mr. Mariano ceases to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote thereon.

Description of Capital Stock

In addition, the provisions of our amended and restated certificate of incorporation providing for a classified board of directors may be amended, altered, changed, added to, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, for so long as Mr. Mariano continues to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of a majority of the voting power of all the then outstanding shares of our capital stock and, from and after the date on which Mr. Mariano ceases to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote thereon.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Mr. Mariano beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Mr. Mariano beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that, from and after the date on which Mr. Mariano ceases to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by such stockholders unless such action is recommended by all directors then in office.

Description of Capital Stock

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation provides that in the event Mr. Mariano ceases to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

➢	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

➢	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Description of Capital Stock

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

CONFLICTS OF INTEREST

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such corporate opportunity is expressly offered to such person in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Description of Capital Stock

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LISTING

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol “PN.”

Shares Eligible for Future Sale

GENERAL

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to Our Common Stock and this Offering—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon consummation of this offering we will have a total of 25,424,715 shares of common stock outstanding (or 26,527,215 shares if the underwriters exercise in full their over-allotment option). Of the outstanding shares, the 7,350,000 shares sold in this offering (or 8,452,500 shares if the underwriters exercise in full their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates may be sold only in compliance with the limitations described herein.

The remaining 18,074,715 shares, representing 71.1% of our total outstanding shares of common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, which we summarize below.

RULE 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Upon the expiration of the lock-up agreements described below, 15,782,445 shares held by our affiliates would be subject to volume, manner of sale and other limitations under Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately 254,247 shares immediately after this offering or (265,272 shares if the underwriters exercise in full their over-allotment option); or

Shares Eligible for Future Sale

➢	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

INCENTIVE SHARES

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the date of this prospectus in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting (Conflicts of Interest)” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock subject to issuance under the our 2014 Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. We expect that the initial registration statement on Form S-8 will cover 2,824,968 shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

LOCK-UP AGREEMENTS

In connection with this offering, we and the selling stockholders, our directors, director nominees and executive officers, and certain other holders of substantially all of our common stock and other equity securities have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of UBS Securities LLC. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

REGISTRATION RIGHTS

Pursuant to our Stockholders Agreement and the warrants described under “Description of Capital Stock—Warrants,” the PennantPark Entities, Advantage Capital and Mr. Del Pizzo have “piggyback” registration rights with respect to 1,891,785 shares of our common stock that they now hold or may acquire upon exercise of warrants. Accordingly, if we register a public offering of our securities with the SEC, whether for our own account or on behalf of selling stockholders, we are obligated to offer these entities the right to participate in such offerings and, if so requested, include the shares owned by such

Shares Eligible for Future Sale

entities in such registration. These rights are subject to customary terms, conditions and exceptions. We will pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts and commissions.

In connection with this offering, we entered into a new registration rights agreement with Mr. Mariano. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders

The following is a discussion of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)).

A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

➢	an individual citizen or resident of the United States;

➢	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you and owners of your equity, if applicable, if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders

DIVIDENDS

Distributions, if any, on our common stock will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as reducing your adjusted basis in your shares of common stock, and, to the extent it exceeds such adjusted basis, as gain from the disposition of such common stock. Dividends, if any, paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

➢	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or a fixed base of the non-U.S. holder);

➢	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

➢	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), although such gain generally will not be subject to United States federal income tax if (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder does not hold, and at no time during the period described above did such non-U.S. holder hold, more than 5% of our outstanding common stock, directly or indirectly, actually or constructively.

Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under graduated United States federal income tax rates in the same manner as if it were a United States person as defined under the Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or at such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Information returns must be sent to the IRS and to each non-U.S. holder in connection with payments of dividends to such holder and the tax withheld, if any, with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury (generally on IRS Form W-8BEN or Form W-8BEN-E) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s United States federal income tax liability and may entitle a non-U.S. holder to a refund, provided the required information is timely furnished to the IRS.

ADDITIONAL WITHHOLDING REQUIREMENTS

Under Section 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock, and,

Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders

for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Underwriting (Conflicts of Interest)

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, BMO Capital Markets Corp. and SunTrust Robinson Humphrey, Inc. are acting as joint book-running managers of this offering and UBS Securities LLC is acting as the sole representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
BMO Capital Markets Corp.
SunTrust Robinson Humphrey, Inc.
JMP Securities LLC
William Blair & Company, L.L.C.

Total	8,315,700

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy first, from us, up to an additional 1,102,500 shares of our common stock and second, from the selling stockholders, up to an additional 144,855 shares of our common stock, in each case, solely to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a

Underwriting (Conflicts of Interest)

discount of up to $         per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,102,500 additional shares from us and up to 144,855 additional shares from the selling stockholders.

	Paid by us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $3.0 million. We have agreed to reimburse the underwriters and their affiliates, including the qualified independent underwriter, for certain expenses incurred in connection with this offering in an amount up to $45,000.

NO SALES OF SIMILAR SECURITIES

In connection with this offering, we and the selling stockholders, our directors, director nominees and executive officers, and certain other holders of substantially all of our common stock and other equity securities have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of UBS Securities LLC.

The restrictions in the immediately preceding paragraph do not apply to certain transactions, including, but not limited to, transfers, dispositions or offers, as applicable, of shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock (i) pursuant to certain existing pledges in the case of Mr. Mariano, (ii) to satisfy tax withholding requirements, subject to certain conditions, (iii) pursuant to our equity incentive plans, (iv) in issuances in connection with commercial transactions not to exceed 5% of the total number of outstanding shares of our common stock immediately following this offering in the aggregate and (v) in certain other transactions not involving a disposition for value.

UBS Securities LLC may, at any time and in its sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

INDEMNIFICATION

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Underwriting (Conflicts of Interest)

LISTING

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol “PN.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any

Underwriting (Conflicts of Interest)

representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us, our affiliates or our significant stockholders and perform services for us, our affiliates or our significant stockholders or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us, our affiliates or our significant stockholders. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments. UBS Securities LLC is a lender under the UBS Credit Agreement, and affiliates of BMO Capital Markets Corp. and SunTrust Robinson Humphrey, Inc. are expected to participate as an administrative agent or lender under the senior secured credit facility.

CONFLICTS OF INTEREST

UBS Securities LLC is a lender under the UBS Credit Agreement. As described in “Use of Proceeds,” the net proceeds from this offering will be used to repay outstanding borrowings under the UBS Credit

Underwriting (Conflicts of Interest)

Agreement and UBS Securities LLC will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings under the UBS Credit Agreement. Therefore, such underwriter is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. SunTrust Robinson Humphrey, Inc. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. SunTrust Robinson Humphrey, Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify SunTrust Robinson Humphrey, Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121, UBS Securities LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, director nominees, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1 million of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. Any shares sold in the directed share program to our directors, director nominees or executive officers shall be subject to 180-day lock-ups. Any of these lock-up agreements will have similar restrictions to the lock-up agreements described above.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Underwriting (Conflicts of Interest)

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an

Underwriting (Conflicts of Interest)

application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (the “CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant

Underwriting (Conflicts of Interest)

person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (the “SCO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the SCO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Legal Matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the selling stockholders by Dechert LLP. The underwriters are being represented by Gibson, Dunn & Crutcher LLP, New York, New York.

Experts

The combined financial statements and schedule of Patriot National, Inc. as of and for each of the years ended December 31, 2013 and 2012 included in this prospectus and the related registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Patriot Care Holdings, Inc. (f/k/a MCRS Holdings, Inc.) as of and for each of the years ended December 31, 2013 and 2012 included in this prospectus have been so included in reliance on the report of Mayer Hoffman McCann P.C., independent auditors, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We also make additional information available on our corporate website at www.patnat.com. The information contained on our website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Patriot National, Inc.

Fort Lauderdale, Florida

We have audited the accompanying combined balance sheets of Patriot National, Inc. as of December 31, 2013 and 2012 and the related combined statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2013. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Patriot National, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP

Miami, Florida

November 21, 2014

(except for the last three paragraphs of Note 12, as to which the date is January 14, 2015)

Patriot National, Inc.

COMBINED BALANCE SHEETS

(in thousands, except share data)

December 31,	2013	2012
Assets
Current Assets
Cash	$1,661	$1,684
Restricted cash	4,435	145
Fee income receivable	1,268	549
Fee income receivable from related party	2,179	796
Other current assets	67	89

Total current assets	9,610	3,263
Notes receivable from related parties, including accrued interest	—	3,932
Net claims reimbursements outstanding	—	1,101
Fixed assets, net of depreciation	2,929	3,954
Deferred loan fees	2,817	102
Goodwill	9,953	9,953
Other long term assets	10,670	6,125

Total Assets	$35,979	$28,430

Liabilities and Deficit
Liabilities
Deferred claims administration services income	$7,839	$10,332
Net advanced claims reimbursements	4,370	367
Income taxes payable	408	—
Accounts payable and accrued expenses	1,695	818
Current portion of notes payable	8,190	4,712
Current portion of capital lease obligation	2,253	—

Total current liabilities	24,755	16,299
Note payable	30,324	—
Capital lease obligation	4,563	—
Deferred tax liability	291	—
Warrant redemption liability	6,934	3,400
Contingencies and commitments (Note 8)	—	—

Total liabilities	66,867	19,629

Equity (Deficit)
Preferred stock, $.001 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.001 par value; 1,000,000 shares authorized, 14,288 shares issued and outstanding	14	14
Additional paid in capital	—	21,873
Accumulated deficit	(30,512)	(12,814)

Total Patriot National, Inc. Stockholders’ Equity (Deficit)	(30,498)	9,073
Less non-controlling interest	(390)	(272)

Total Equity (Deficit)	(30,888)	8,801

Total Liabilities and Equity (Deficit)	$35,979	$28,430

See accompanying notes to financial statements.

Patriot National, Inc.

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

Year ended December 31,	2013	2012
Revenues
Fee income	$46,486	$25,821
Fee income from related party	9,387	12,546

Total fee income and fee income from related party	55,873	38,367
Net investment income	87	62
Net realized gains (losses) on investments	(50)	3

Total Revenues	55,910	38,432

Expenses
Salaries and salary related expenses	15,985	13,189
Commission expense	8,765	3,216
Management fees to related party for administrative support services	12,139	8,007
Outsourced services	3,303	4,452
Allocation of marketing, underwriting and policy issuance costs from related party	4,687	2,774
Other operating expenses	4,557	4,587
Interest expense	1,174	299
Depreciation and amortization	2,607	1,330
Amortization of loan discounts and loan costs	5,553	211
Loss on exchange of units and warrants	152	—
Provision for uncollectible fee income	2,544	—

Total Expenses	61,466	38,065

Net income (loss) before income tax expense	(5,556)	367
Income Tax Expense	712	—

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	(6,268)	367
Net income (loss) attributable to non-controlling interest in subsidiary	(82)	23

Net Income (Loss)	$(6,186)	$344

Earnings (Loss) Per Common Share
Basic	$(.43)	$.02
Diluted	(.43)	.02

Weighted Average Common Shares Outstanding
Basic	14,288	14,288
Diluted	14,288	14,420

Pro Forma Income Tax Expense (Unaudited)	$2,092	$—

Pro Forma Earnings (Loss) Per Common Share (Unaudited)
Basic	$(.53)	$.02
Diluted	(.53)	.02

See accompanying notes to financial statements.

Patriot National, Inc.

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Patriot National, Inc. Stockholders’ Equity
			Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Non- Controlling Interest	Total Equity (Deficit)

	Common Stock
	Shares	Amount
Balance, January 1, 2012	14,288	$14	$4,823	$817	$15	$5,669
Issuance of common units	—	—	878	—	27	905
Capital contribution	—	—	2,566	—	—	2,566
Non-cash capital contribution associated with assets and liabilities of GUI	—	—	10,002	—	—	10,002
Distributions to members	—	—	—	(10,887)	(337)	(11,224)
Dividends to common stockholders	—	—	—	(3,088)	—	(3,088)

Balance before net income	14,288	14	18,269	(13,158)	(295)	4,830
Net income	—	—	—	344	23	367
Net loss attributable to business generated by GUI, exclusive of depreciation expense	—	—	3,604	—	—	3,604

Balance, December 31, 2012	14,288	14	21,873	(12,814)	(272)	8,801
Forgiveness of common units	—	—	(878)	—	(27)	(905)
Non-cash capital contribution associated with assets and liabilities of GUI	—	—	(26,100)	(6,202)	—	(32,312)
Distribution to members	—	—	—	(282)	(9)	(291)
Dividends to common stockholders	—	—	—	(5,018)	—	(5,018)

Balance before net loss	14,288	14	(5,105)	(24,326)	(308)	(29,725)
Net loss	—	—	—	(6,186)	(82)	(6,268)
Net loss attributable to business generated by GUI, exclusive of depreciation expense	—	—	5,105	—	—	5,105

Balance, December 31, 2013	14,288	$14	$—	$(30,512)	$(390)	$(30,888)

See accompanying notes to financial statements.

Patriot National, Inc.

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

Years ended December 31,	2013	2012
Operating Activities
Net income (loss)	$(6,268)	$367
Adjustments to reconcile net income to net cash from operating activities:
Net loss attributable to business generated by GUI, exclusive of depreciation expense	5,105	3,604
Depreciation and amortization	2,607	1,330
Amortization of loan discounts and loan costs	5,553	211
Net realized losses (gains) on investments	50	(3)
Deferred income tax expense	291	—
Loss on exchange of units and warrants	152	—
Changes in certain assets and liabilities:
Decrease (increase) in:
Fee income receivable	(719)	(455)
Fee income receivable from related party	(1,383)	(536)
Claims reimbursements outstanding	1,101	2,247
Other current assets	22	14
Increase (decrease) in:
Net payables to related parties	(3,258)	3,269
Deferred claims administration services income	(2,493)	1,171
Net advanced claims reimbursements	4,003	(21)
Income taxes payable	408	—
Accounts payable and accrued expenses	877	152

Net Cash Provided by Operating Activities	6,048	11,350

Investment Activities
Net decrease (increase) in restricted cash	(4,290)	463
Net increase in note receivable from related party	(24,397)	(3,932)
Purchase of equity securities	(1,013)	(5,757)
Proceeds from sale of equity securities	963	5,760
Purchase of fixed assets and other long term assets	(36)	(49)

Net Cash Used in Investment Activities	(28,773)	(3,515)

Financing Activities
Proceeds from note payable, net of amounts attributable to detachable common stock warrants and loan discounts	38,472	4,501
Payment of loan fees	(2,938)	(106)
Repayment of note payable	(10,000)	(184)
Capital contribution	—	1,196
Issuance of common units	—	905
Issuance of detachable common stock warrants	2,477	3,400
Payment of unit holder distribution	(291)	(11,224)
Payment of stockholder dividend	(5,018)	(3,088)

Net Cash Provided by (Used in) Financing Activities	22,702	(4,600)

(Decrease) Increase in cash	(23)	3,235
Cash (checks written in excess of cash), beginning of year	1,684	(1,551)

Cash, end of year	$1,661	$1,684

Supplemental Cash Flow Data
Net Loss Attributable to Business Generated by GUI, Exclusive of Depreciation Expense

GUI total net loss	$7,586	$4,816

Depreciation expense	(2,481)	(1,212)

	$5,105	$3,604

Non-Cash Capital Contribution Associated with Assets and Liabilities of GUI
Fixed assets and other long term assets acquired from GUI	$6,091	$6,759
Capital lease obligation assumed from GUI	(6,816)	—
Note receivable transferred to GUI	(28,329)	—
Elimination of balances payable to GUI	(3,258)	3,243

	$(32,312)	$10,002

Interest Paid	$846	$118

Additional Paid in Capital Attributable to Forgiveness of Note Payable to Related Party	$—	$1,370

See accompanying notes to financial statements.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.    Nature of Operations and Significant Accounting Policies

The combined financial statements of Patriot National, Inc. (“Patriot National” or “the Company”) are comprised of the financial statements of:

(i)	the parent company, Patriot National (formerly Old Guard Risk Services, Inc.), which was formed on November 27, 2013,

(ii)	Patriot National’s wholly owned subsidiary, Patriot Services, Inc. (“PSI”), and its wholly and majority owned subsidiaries, Patriot Underwriters, Inc. (“PUI”), Patriot Risk Services, Inc. (“PRS”), Contego Services Group, LLC and Contego Investigative Services, Inc. (together, “Contego”), Forza Lien, Inc. (“Forza”) and Patriot Captive Management, Inc. (“Patriot Captive Management”), all of which became subsidiaries of Patriot National effective November 27, 2013, and

(iii)	the revenues and expenses associated with contracts (the “GUI contracts”) with third party insurance companies and, with respect to one contract, Guarantee Insurance Company (“Guarantee Insurance”, a property and casualty insurance company wholly owned by Guarantee Insurance Group, Inc. (“GIG”, formerly Patriot National Insurance Group, Inc.) and a related party), which PUI acquired, together with certain other assets acquired and liabilities assumed, from Guarantee Underwriters, Inc. (“GUI”), a wholly owned subsidiary of GIG, effective August 6, 2014.

Because Patriot National, PSI, PRS, Contego, Forza and Patriot Captive Management are under common control, and the contracts and certain other assets acquired and liabilities assumed from GUI constitute the acquisition of a business under common control, the combined financial statements are presented as if all of these companies and the assets acquired and liabilities assumed from GUI were wholly or majority owned subsidiaries of the Company for all of the periods presented. Specifically,

•	Revenues and expenses attributable to Patriot National, PSI, PRS, Contego, Forza and Patriot Captive Management and revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed from GUI are included in the accompanying combined statements of operations for the years ended December 31, 2013 and 2012,

•	Assets and liabilities attributable to Patriot National, PSI, PRS, Contego, Forza and Patriot Captive Management are included in the accompanying combined balance sheets as of December 31, 2013 and 2012,

•	The fixed assets and other long term assets acquired from GUI, the capital lease obligation assumed from GUI are included in the accompanying combined balance sheets as of December 31, 2013 and 2012, and all other assets and liabilities of GUI, which were not acquired by the Company on August 6, 2014, are not included in the accompanying combined balance sheets as of December 31, 2013 and 2012,

•	The note receivable transferred to GUI and balances payable to GUI from the Company, both of which were included as part of the Company’s consideration for the contracts and certain other assets acquired and liabilities assumed (as described more fully in Note 12), have been eliminated in consolidation in the accompanying combined balance sheets as of December 31, 2013 and 2012, and

•	Changes in the fixed assets and other long term assets acquired from GUI, the capital lease obligation assumed from GUI and the note receivable transferred to GUI and balances payable

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

to GUI from the Company, as described above, are presented as “adjustments attributable to changes in assets and liabilities of GUI” in the accompanying combined statements of stockholders’ equity (deficit) for the years ended December 31, 2013 and 2012.

Effective August 6, 2014, Six Points Ventures 2, Inc. (“SPV2”) was merged with and into Patriot Care, Inc., a subsidiary of the Company, with Patriot Care, Inc. continuing as the surviving corporation. SPV2 and the Company were under common control. SPV2’s sole asset was its Series C preferred unit investment in MCMC Holdings, LLC (the “MCMC Units”), the ultimate parent company of MCRS Holdings, Inc., which the Company acquired on August 6, 2014, as described more fully in Note 8. SPV2 had no liabilities, revenues or expenses. Accordingly, SPV2’s merger with and into Patriot Care, Inc. was deemed to be an asset acquisition.

PUI provides workers’ compensation brokerage, underwriting and policy issuance services to third party insurance company customers. Additionally, PUI historically solicited applications for workers’ compensation insurance for Guarantee Insurance pursuant to a producer agreement between the parties that the Company acquired from GUI effective August 6, 2014 and which was also terminated on such date.

PRS provides workers’ compensation claims administration services to (i) Guarantee Insurance, (ii) PUI’s third party insurance company customers and (iii) segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and PUI’s third party insurance company customers.

Contego provides claims investigations, loss control service administration, claimant transportation and translation, claims subrogation services and certain other services to Guarantee Insurance, PUI’s third party insurance company customers and the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and PUI’s third party insurance company customers. Contego also provides these services, on a limited basis, to certain other companies and government agencies.

Forza provides claim lien negotiation services to PUI’s third party insurance and reinsurance company customers.

Patriot Captive Management provides reinsurance management services to the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and GUI’s third party insurance company customers, as well as certain other segregated portfolio cell reinsurers.

Basis of Presentation

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

For Contego Services Group, LLC, the Company’s combined subsidiary that is 97% owned, the third-party holdings of equity interests are referred to as non-controlling interest. The portion of the third-party members’ equity (deficit) of Contego Services Group, LLC is presented as non-controlling interest in the accompanying combined balance sheets as of December 31, 2013 and 2012. The Company discloses the following three measures of net income (loss): (i) net income (loss), including non-controlling interest in subsidiary, (ii) net income (loss) attributable to non-controlling interest in subsidiary, and (iii) net income (loss).

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known and such changes could impact the amounts reported and disclosed herein. Adjustments related to changes in estimates are reflected in the Company’s results of operations in the period in which those estimates changed.

Significant estimates inherent in the preparation of the accompanying combined financial statements include useful lives and impairments of long-lived tangible and intangible assets, accounting for income taxes and related uncertain tax positions, the valuation of warrant liabilities and accounting for business combinations.

Restricted Cash

Restricted cash is comprised of amounts received from the Company’s customers to be used exclusively for the payment of claims on behalf of those customers.

Revenue Recognition

Brokerage, Underwriting and Policyholder Services

Through PUI, the Company generates fee income for marketing, underwriting and issuing workers’ compensation insurance policies, based on a percentage of premiums it writes for its customers. Services provided by PUI in consideration for this fee income are, in all material respects, provided prior to the issuance or renewal of the policy. Guarantee Insurance records written premium on the effective date of the policy based on the estimated total premium for the term of the policy and, accordingly, PUI recognizes fee income from Guarantee Insurance, a related party, on the effective date of the related insurance policy, reduced by an allowance for estimated commission income that will be returned by PUI to Guarantee Insurance due to net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. For third party insurance company customers who record written premium as premium is collected, PUI recognizes fee income as the premium is written and collected, reduced by an allowance for estimated commission income that will be returned by PUI to third party customers due to net return of premiums previously written and collected. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Through GUI, the Company also historically generated fee income for soliciting applications for workers’ compensation policies for Guarantee Insurance, a related party, pursuant to a producer agreement between the parties, based on a percentage of premiums procured. The Producer Agreement stipulates that the percentage may be amended from time to time upon the mutual consent of the parties. For the years ended December 31, 2013 and 2012, the fees based on a percentage of premiums procured were waived in their entirety. For the year ended December 31, 2012, the Company and Guarantee Insurance agreed to fees of approximately $418,000 in lieu of fees based on a percentage of premiums procured. The producer agreement was terminated on August 6, 2014, as further described in Note 12.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Through Patriot Captive Management, the Company generates fee income for establishing and administering segregated portfolio cell reinsurance arrangements for reinsurers that assume a portion of the underwriting risk from Guarantee Insurance and the Company’s third party insurance company customers, based on a flat annual fee which is recognize as revenue on a pro rata basis.

Claims Administrative Services

Through PRS, the Company generates fee income for administering workers’ compensation claims for Guarantee Insurance, a related party, and third party insurance and reinsurance company customers, generally based on a percentage of earned premiums, grossed up for large deductible credits. The Company recognizes this revenue as the underlying claims administration services are provided. For Guarantee Insurance and certain third party insurance and reinsurance company customers, the fee which is based on a percentage of earned premiums, grossed up for large deductible credits, represents consideration for Company’s obligation to administer claims for a period of 24 months from the date of the first report of injury. For claims open longer than 24 months from the date of the first report of injury for these customers, the Company generates fee income for continuing to administer the claims, if so elected by the customer, based on a fixed monthly fee which is recognized when earned. For certain other third party insurance and reinsurance customers, the Company has an obligation to administer the claims through their duration. The Company also generates fee income for administering workers’ compensation claims for state associations responsible for handling the claims of insolvent insurance companies based on a fixed amount per open claims per month.

Through Contego, the Company generates fee income for services for Guarantee Insurance, a related party, third party insurance and reinsurance company customers and certain other customers, including (i) claims investigative services, generally based on an hourly rate, (ii) loss control management services, based on a percentage of premium, (iii) workers’ compensation claimant transportation and translation services, generally based on an hourly rate, (iv) workers’ compensation claims subrogation services, based on a percentage of subrogation recovered on the date of recovery, (v) workers’ compensation claims legal bill review, based on a percentage of savings on the date that savings are established and (vi) certain other services, based on a fixed monthly fee. Through Forza, the Company generates fee income for negotiating and settling liens placed by medical providers on workers’ compensation claims for insurance and reinsurance companies and other customers, based on a percentage of savings resulting from the settlement of the lien. The Company recognizes revenue from claims investigations, loss control service administration, claimant transportation and translation, claims subrogation services, workers’ compensation claims lien negotiations and reinsurance management services in the period that the services are provided.

Fixed Assets and Other Long Term Assets

Fixed assets are stated at cost, net of accumulated depreciation. Expenditures for furniture and fixtures and computer equipment are capitalized and depreciated on a straight-line basis over a three-year estimated useful life. Expenditures for leasehold improvements on office space and facilities leased by GIG but utilized by the Company are capitalized and amortized on a straight-line basis over the term of GIG’s lease.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2013 and 2012, fixed assets consisted of the following (in thousands):

	2013	2012
Computer equipment, software and furniture and fixtures	$4,584	$4,304
Leasehold improvements	2,529	2,338

Total fixed assets	7,113	6,642
Less accumulated depreciation	(4,184)	(2,688)

Fixed assets, net of accumulated depreciation	$2,929	$3,954

Other long term assets, which are solely comprised of capitalized policy and claims administration system development costs attributable to business generated by GUI as described above and in Note 12 herein, are also stated at cost, net of accumulated amortization. Expenditures for capitalized policy and claims administration system development costs are capitalized and amortized on a straight line basis over a five-year estimated useful life.

As of December 31, 2013 and 2012, other long term assets consisted of the following (in thousands):

	2013	2012
Capitalized policy and claims administration system development costs	$11,964	$6,307
Less accumulated amortization	(1,294)	(182)

Other long term assets, net of accumulated amortization	$10,670	$6,125

The Company periodically reviews all fixed assets and other long term assets that have finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Upon sale or retirement, the cost and related accumulated depreciation and amortization of assets disposed of are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of net assets of PRS, which was acquired by the Company in 2011. In accordance with United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other, goodwill is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, the Company will record a charge for the amount of impairment during the fiscal quarter in which the determination is made. There was no impairment as of December 31, 2013 or 2012 or for the years then ended.

Commission Expense

Commission expense represents consideration paid by PUI to insurance agencies for producing business. Services provided by insurance agencies are, in all material respects, provided prior to the issuance or renewal of the policy. With respect to business written by Guarantee Insurance, PUI records commission expense on the effective date of the policy based on the estimated total premium for the term of the

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

policy, reduced by an allowance for estimated commission expense that will be returned by the insurance agencies to GUI or PUI due to net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. The income effects of subsequent commission expense adjustments are recorded when the adjustments become known. With respect to business written for insurance carrier clients who record written premium as premium is collected, GUI and PUI record commission expense as the premium is collected, reduced by an allowance for estimated commission expense that will be returned by the insurance agencies to us due to net returns of premiums previously written and collected. The income effects of subsequent commission expense adjustments are recorded when the adjustments become known.

Income Taxes

Patriot National filed a consolidated federal income tax return for the period from inception (November 15, 2013) to December 31, 2013 which included the results of its wholly and majority owned subsidiary, PSI, and PSI’s wholly and majority owned subsidiaries, PRS, Contego, Forza and Patriot Captive Management, all of which became subsidiaries of the Company effective November 27, 2013. The tax liability of the Company and its wholly and majority owned subsidiaries from Patriot National’s inception (November 15, 2013) to December 31, 2013 is apportioned among the members of the group in accordance with the portion of the consolidated taxable income attributable to each member of the group, as if computed on a separate return. To the extent that the losses of any member of the group are utilized to offset taxable income of another member of the group, the Company takes the appropriate corporate action to “purchase” such losses. To the extent that a member of the group generates any tax credits, such tax credits are allocated to the member generating such tax credits.

Prior to November 27, 2013, PRS and Forza were S Corporations, electing to pass corporate income through to the sole shareholder for federal tax purposes. The then sole shareholder of Patriot Services, Inc. was responsible for reporting his share of PRS and Forza taxable income or loss to the Internal Revenue Service. Accordingly, the accompanying combined statements of operations for the years ended December 31, 2013 and 2012 do not include a provision for federal income taxes attributable to PRS or Forza operations for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012. Effective November 27, 2013, concurrent with the contribution of 100% of the issued and outstanding common stock of PSI to Patriot National, PRS and Forza were converted to C Corporations and their taxable income became subject to U.S. corporate federal income taxes.

Contego Services Group, LLC has identified its tax status as a limited liability company, electing to be taxed as a pass through entity. Prior to November 27, 2013, Contego Services Group, Inc.’s members were responsible for reporting their share of Contego Services Group, Inc.’s taxable income or loss to the Internal Revenue Service. Accordingly, the accompanying combined statements of operations for the years ended December 31, 2013 and 2012 do not include a provision for federal income taxes attributable to Contego’s operations for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012. Effective November 27, 2013, concurrent with the contribution of 100% of the issued and outstanding units of Contego Services Group, Inc. to PSI, Patriot National, through PSI, is responsible for reporting its share of Contego Services Group’s taxable income.

Patriot Captive Management is domiciled in non-U.S. jurisdictions . The Company has no current intention of distributing unremitted earnings of Patriot Captive Management to its U.S. domiciled parent, PSI. Additionally, it is not practical to calculate the potential liability associated with such distribution

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

due to the fact that dividends received from Patriot Captive Management could bring additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend, and significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings. Accordingly, pursuant to FASB ASC 740, Tax Provisions, the income tax expense in the accompanying combined statements of operations for the nine months ended September 30, 2014 and 2013 do not include a provision for federal income taxes attributable to Patriot Captive Management’s operations.

The income tax expense in the accompanying combined statements of operations for the years ended December 31, 2013 and 2012 includes a provision for income taxes attributable to the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed as if GUI were included in the Company’s consolidated federal income tax return.

Fee Income Receivable and Fee Income Receivable from Related Parties

Fee income receivable and fee income receivable from related parties are based on contracted prices. Management assesses the collectability of these balances and adjusts the receivable to the amount expected to be collected through an allowance for doubtful accounts. As of December 31, 2013, the Company maintained an allowance for doubtful accounts of approximately $2.5 million in connection with fee income receivables from an unaffiliated insurance company customer from April 2009 until the Company terminated the contract effective May 26, 2012, that went into liquidation effective May 30,

2013. There was no allowance for doubtful accounts as of December 31, 2012, and there were no amounts written off for the years ended December 31, 2013 or 2012.

Advertising Costs

Advertising costs are charged to operations when incurred. Total advertising costs for the year ended December 31, 2013 and 2012 were approximately $43,000 and $51,000, respectively, and are included in other operating expenses on the combined statements of operations.

Segment Considerations

The Company’s services are delivered to its customers through local offices in each region and financial information for the Company’s operations follows this service delivery model. All regions provide brokerage, underwriting and policyholder services as well as claims administration services. FASB ASC 280-10, Segment Reporting, establishes standards for the way that public business enterprises report information about operating segments in annual and interim consolidated financial statements. The Company’s internal financial reporting is segmented geographically, as discussed above, and managed on a geographic basis, with virtually all of the Company’s operating revenue generated within the United States. In accordance with the FASB ASC 280-10, multiple product offerings may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles, if the segments have similar economic characteristics, and if the segments are similar in terms of (i) the nature of products and services, (ii) the nature of the production processes, (iii) the type or class of customer for their products and services and (iv) the methods used to distribute their products or provide their services. The Company believes each of its regional office operations meet these criteria, as each provides similar services and products to similar customers using similar methods of

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

production and similar methods to distribute the services and products. The Company’s products and services are generally offered as a complete and comprehensive outsourcing solution to its customers through a production process utilizing an integrated sales channel and technology platform that handles the entire brokerage, underwriting, policyholder services and claim administration services process. The operating results derived from the sale of brokerage, underwriting and policyholder services and claims administration services are generally not reviewed separately by the Company’s chief operating decision makers for purposes of assessing the performance of each service or making decisions about resources to be allocated to each service. Accordingly, the Company considers its business to operate in one segment.

Pursuant to FASB ASC 280, Segment Reporting, revenues by service for the years ended December 31, 2013 and 2012 were as follows (in thousands):

	2013	2012
Fee Income and Fee Income from Related Party
Brokerage, underwriting and policyholder services	$15,307	$6,855
Claims administrative services	40,566	31,512

Total Fee Income and Fee Income from Related Party	55,873	38,367
Net investment income	87	62
Net realized gains (losses) on investments	(50)	3

Total Revenues	$55,910	$38,432

The Company deems it impractical to attribute net investment income and net realized gains (losses) on investments to a service.

Earnings per Share

Basic earnings per share is based on weighted average shares outstanding and excludes dilutive effects of detachable common stock warrants. Diluted earnings per share assumes the exercise of all detachable common stock warrants, using the treasury stock method. Because the Company had a net loss for the year ended December 31, 2013, outstanding detachable common stock warrants representing 1,370,025 shares of common stock outstanding were not dilutive.

Recently Issued Accounting Standards

On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 regarding FASB ASC 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. For a publicly-held entity, this guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is not permitted. For nonpublic entities, this guidance will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, and early adoption (no earlier than annual reporting periods beginning after December 15, 2016) is permitted. The Company is currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial statement impact of adoption.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2.    Notes Receivable from Related Parties

On November 27, 2013, the Company and its wholly and majority owned subsidiaries (collectively, the “Borrower Group”) entered into a First Lien Term Loan Agreement pursuant to which the Borrower Group borrowed $42.0 million from affiliates of a publicly held investment company that operates as a business development company under the Investment Company Act of 1940. Concurrently, the Company loaned $28.3 million to Guarantee Insurance, a related party, pursuant to a Subordinated Surplus Debenture Agreement. Interest on the note receivable accrues at a rate of 3% per annum. Upon approval from Guarantee Insurance’s principal regulatory authority, the Florida Office of Insurance Regulation (the “FLOIR”), accrued interest will be paid quarterly commencing March 31, 2014. As of November 21, 2014, Guarantee Insurance has not received approval from FLOIR to pay interest and Guarantee Insurance interest expense attributable to the Subordinated Surplus Debenture Agreement has been accrued but not paid. Interest income for the year ended December 31, 2013 was accrued by the Company, but not received. For the year ended December 31, 2013, net investment income included approximately $79,000 related to this note receivable. The principal amount of the note, together with all accrued and unpaid interest thereon, is due and payable on November 27, 2022 subject to approval from the FLOIR. In the event of a reorganization, dissolution, 100% reinsurance or liquidation of Guarantee Insurance, after the retirement of all of its outstanding obligations other than the note, the Company is entitled to a preferential right in the remaining assets of Guarantee Insurance equal to the unpaid principal balance plus accrued and unpaid interest before any distribution of such assets to Guarantee Insurance’s shareholders. The note was amended on August 6, 2014 as further described in Note 12.

On April 26, 2012, the Company made a loan to its sole shareholder at the time for approximately $4.2 million. In September 2012, the sole shareholder made a principal payment on the loan of approximately $306,000. The note receivable, which had a principal balance of approximately $3.9 million at December 31, 2012, was repaid in full in November 2013. For the year ended December 31, 2012, net investment income included approximately $7,000 related to this note receivable.

3.    Goodwill

On December 14, 2011, PSI acquired 100% of the issued and outstanding common stock of PRS for $4.9 million. The acquisition was accounted for by the acquisition method of accounting pursuant to FASB ASC 805-10. Under the acquisition accounting method, the excess of the initial purchase price over the fair value of the net assets acquired, or goodwill, of approximately $11.1 million was recorded as an asset.

The allocation of the initial purchase price was subject to adjustment upon final valuation of certain acquired balances of PRS attributable to federal income taxes. During the year ended December 31, 2012, the purchase price was reduced by approximately $1.2 million as a result of this final valuation. Accordingly, goodwill was reduced by approximately $1.2 million.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The final adjusted fair values of identifiable assets acquired and liabilities assumed, all of which were approximately equal to book values, were as follows (in thousands):

Cash	$3,174
Other assets	60
Security deposits	7
Deferred claims administration services income	(8,208)
Accounts payable and accrued expenses	(1,282)

Net Identifiable Liabilities Assumed	$(6,249)

Goodwill as of December 31, 2013, recognized as a result of the acquisition, was as follows (in thousands):

Total consideration	$3,704
Plus net identifiable liabilities assumed	6,249

Goodwill	$9,953

In accordance with FASB ASC 350, Intangibles - Goodwill and Other, goodwill is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, the Company will record a charge for the amount of impairment during the fiscal quarter in which the determination is made. There was no impairment as of December 31, 2013 or 2012 or for the years then ended.

4.    Federal Income Taxes

As described in Note 1, Patriot National filed a consolidated federal income tax return for the period from inception (November 15, 2013) to December 31, 2013 which included the results of its wholly and majority owned subsidiary, PSI, and PSI’s wholly and majority owned subsidiaries, PRS, Contego, Forza and Patriot Captive Management, all of which became subsidiaries of the Company effective November 27, 2013.

GIG has included the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed in its consolidated federal income tax returns for the years ended December 31, 2013 and 2012 and, accordingly, the Company has recognized an increase in valuation allowance equal to 100% of the deferred tax benefit attributable to the revenue and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed for the years ended December 31, 2013 and 2012.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company had no accrued interest or penalties related to uncertain tax positions as of December 31, 2013 or 2012. The Company’s income tax expense (benefit) for the years ended December 31, 2013 and 2012 is comprised of the following (in thousands):

Year ended December 31,	2013	2012
Current income tax benefit	$(3,774)	$(2,101)
Deferred income tax expense before increase in valuation allowance	1,785	397

Net Income Tax Benefit before Increase in Valuation Allowance	(1,989)	(1,704)
Increase in valuation allowance	2,701	1,704

Net Income Tax Expense	$712	$—

The Company’s actual income tax rates, expressed as a percent of net income before income tax expense, vary from statutory federal income tax rates due to the following (amounts in thousands):

	2013		2012
	Amount	Rate	Amount	Rate
Income (loss) before income tax benefit	$(5,556)		$367

Income tax expense (benefit) at statutory federal rate	$(1,889)	34.0%	$125	34.0%
Tax effect of:
Loss on exchange of units and warrants	52	(0.9)	—	—
Amortization of loan discounts and loan costs	1,538	(27.7)	—	—
PSI, PRS and Forza income passed through to the sole shareholder for federal tax purposes for the period January 1, 2013 to November 27, 2013 and the year ended December 31, 2012	(1,992)	35.8	(1,502)	(409.3)
Contego Services Group, Inc. loss passed through to the members for federal tax purposes for the period January 1, 2013 to November 27, 2013 and the year ended December 31, 2012	51	(0.9)	(257)	(70.0)
Deferred tax liability established effective November 27, 2013, attributable to goodwill arising from December 14, 2011 acquisition of PRS, as discussed in Note 3	291	(5.2)
Patriot Captive Management loss (income) not subject to U.S. federal income taxes as a non-U.S.-domiciled company	23	(0.4)	(4)	(1.1)
State income tax benefit	(63)	1.1	(52)	(14.2)
Other items, net	—	—	(14)	(3.7)

Actual Income Tax Benefit before Increase in Valuation Allowance	(1,989)	35.8	(1,704)	(464.3)
Increase in valuation allowance	2,701	(48.6)	1,704	464.3

Actual Income Tax Expense	$712	(12.8)%	$—	—%

FASB ASC 740, Income Taxes, prescribes a recognition threshold and measurement attributes for the financial statement recognition, measurement and presentation of uncertain tax positions taken or expected to be taken in an income tax return. The Company had no reserve for uncertain tax positions or accrued interest or penalties related thereto as of December 31, 2013 or 2012. The tax period from inception (November 15, 2013) to December 31, 2013 remains subject to examination by all of the Company’s tax jurisdictions.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company presents unaudited supplemental pro forma income tax benefit, as further described in Note 10.

5.    Notes Payable and Associated Detachable Stock Warrants and Common Units

Note Payable Outstanding at December 31, 2013

On November 27, 2013, the Company entered into a loan agreement with four third-party lenders for an aggregate amount of $42.0 million with an interest rate equal to the sum of (i) the greater of 1.00% or the London Interbank Offered Rate (LIBOR) and (ii) 11.5% per annum. Interest is payable monthly. Principal payments equal to 5% of the initial aggregate principal amount, or $2.1 million, are payable on the last day of each quarter beginning March 31, 2014. Additionally, a principal payment equal to 75% of excess cash flow (as defined in the loan agreement) is payable no later than 90 days after the end of each calendar year. Excess cash flow is generally defined as net income before interest, depreciation and amortization, less (i) debt principal payments and, if the Company’s total leverage ratio is less than 1.5:1, (ii) $3.0 million.

The loan was subject to an original issue discount of approximately $1.1 million, which is being amortized over the term of the loan on a straight line basis, which approximates the effective interest rate method. The note payable in the accompanying balance sheet as of December 31, 2013 is presented net of the unamortized balance of this original issue discount.

On or before November 27, 2014, the Company may prepay all or any portion of one lender’s share of the outstanding balance of the loan, which represents approximately 27% of the total principal balance, subject to a prepayment premium of 5% of the principal amount prepaid. After November 28, 2014, the Company may prepay all or any portion of the entire outstanding balance of the loan, subject to the following prepayment premiums, expressed as a percent of the principal amount prepaid:

November 28, 2014 to November 27, 2015	3%
November 28, 2015 to November 27, 2016	2%
November 28, 2016 to November 27, 2017	1%

The Company may prepay all or any portion of the entire outstanding balance of the loan after November 27, 2017 with no prepayment premium.

In connection with the loan, the Company issued 626,295 detachable common stock warrants to the lenders to purchase shares of the Company’s common stock at an exercise price of $2.67 per share. The warrants expire on November 27, 2023. At the fifth anniversary date of the warrants and any time after the eighth anniversary date of the warrants, the warrant holders may require the Company to redeem the warrants for cash, in an amount equal to the estimated fair value of the warrants, as determined by an independent appraisal, less the total exercise price of the redeemed warrants.

The Company attributed a value to the warrants issued to the lenders of approximately $2.4 million, giving consideration to all valuation approaches and methods in its analysis and ultimately relying on a variety of established appraisal methods and techniques, applying (i) the guideline public company method in combination with the discounted future returns method and (ii) the option pricing model using Black Scholes.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The value of the warrants issued by the Company was recorded as a discount on the loan and a warrant redemption liability on November 27, 2013. The discount on the loan is amortized as interest expense over the term of the loan. Changes in the estimated value of the warrant redemption liability are recorded as charges to interest expense. For the period from November 27, 2013 through December 31, 2013, management deemed that there was no change in the estimated value of the warrant redemption liability associated with the 626,295 detachable common stock warrants and, accordingly, the Company did not record a charge to interest expense.

As of December 31, 2013, the Company’s obligation for future payments on the note payable, based on the rate in effect at December 31, 2013 with no excess cash flow principal payments, are as follows (in thousands):

	Principal	Interest	Total
2014	$8,400	$4,856	$13,256
2015	8,400	3,806	12,206
2016	8,400	2,756	11,156
2017	8,400	1,706	10,106
2018	8,400	656	9,056

	$42,000	$13,780	$55,780

The loan, which is secured by the common stock of the Company and each of its wholly and partially owned subsidiaries and guaranteed by GIG and its wholly owned subsidiaries, has the following financial covenants as of December 31, 2013. Certain financial covenants for subsequent quarters differ from covenants as of December 31, 2013. For each covenant, the term pro forma means as if the Company’s inception was January 1, 2013, it owned PSI and its wholly and majority owned subsidiaries, PRS, Contego, Forza and Patriot Captive Management for the entire twelve months ended December 31, 2013 and the loan agreement was entered into effective January 1, 2013.

Financial Covenant	Description
Minimum Consolidated EBITDA	Consolidated pro forma earnings before interest expense, tax expense (benefit), depreciation and amortization (“EBITDA”), as defined in the Agreement, for the twelve months ended December 31, 2013 of at least $10.8 million

Minimum Interest Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended December 31, 2013 to pro forma interest expense for the same period of at least 200%

Maximum Total Leverage Ratio	The ratio of total outstanding debt as of December 31, 2013 to consolidated pro forma EBITDA for the twelve months ended December 31, 2013 of no more than 400%

Minimum Fixed Charge Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended December 31, 2013 to the sum of pro forma interest expense and pro forma principal payments for the same period of at least 80%

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company was in compliance with these financial covenants as of December 31, 2013.

Pursuant to the loan agreement, the Company is precluded from paying dividends to its common stockholders until the loan is repaid in full.

The Company paid loan fees of approximately $2.8 million which have been capitalized and are being amortized over the term of the loan on a straight line basis, which approximates the effective interest rate method.

As described more fully in Note 12 herein, this loan agreement was amended effective August 6, 2014.

Note Payable Outstanding at December 31, 2012

On October 9, 2012, Contego entered into a loan agreement with a third-party lender, unaffiliated with the lenders associated with the November 27, 2013 loan described above, for $10.0 million with an interest rate 8.0% per annum. The loan matures on October 9, 2018, and monthly interest payments were approximately $70,000. In connection with the loan, Contego issued 48 common units to the lender (the “Contego Units”) and GIG issued detachable stock warrants to the lender (the “GIG Warrants”) to purchase 35,185 shares of its common stock. The Company attributed a value to the Contego Units and the GIG Warrants of approximately $905,000 and $1.2 million, respectively. The value of the Contego Units was recorded as additional paid in capital, and represent a discount on the loan, which is amortized as interest expense over the term of the loan. The value of the GIG Warrants was recorded as an amount payable to GIG, and also represented a discount on the loan. The GIG Warrants originally expired on October 9, 2022, and the effects of these GIG Warrants are not reflected in the combined financial statements included herein.

Additionally, in connection with the loan, PRS issued detachable stock warrants to the lender (the “PRS Warrants”) to purchase 50 shares of its common stock, which expire on October 9, 2022. The Company attributed a value to the PRS Warrants of approximately $3.4 million. On or after the sixth anniversary date of the PRS Warrants, the warrant holder may require PRS to redeem the warrants for cash, in an amount equal to greater of the estimated fair value of the warrants or six times trailing twelve month earnings before interest, taxes, depreciation and amortization. The value of the PRS Warrants was recorded as a discount on the loan and a warrant redemption liability on October 9, 2012. The discount on the loan is amortized as interest expense over the term of the loan. Changes in the estimated value of the warrant redemption liability will be recorded as charges to interest expense. The PRS Warrants originally expired on October 9, 2022.

The Company attributed the values to the Contego Units, the GIG Warrants and the PRS Warrants giving consideration to all valuation approaches and methods in its analysis and ultimately relying on a variety of established appraisal methods and techniques, applying a hybrid combination of the discounted future returns method, together with the use of terminal values based on the guideline public company method. The Company utilized the fair value hierarchy, set forth in set forth in FASB ASC 820, Fair Value Measurements and Disclosures, in its analysis of the weight to be accorded to the differing indications of value. That hierarchy suggested that market indications, defined as those based upon Level 2 inputs, should be given priority over indications developed from unobservable (Level 3) inputs. The Company’s analysis of the warrant value was based on a combination of the market approach (Level 2)

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

and the income approach (Level 3). The discounted future returns method primarily relies on the Company’s financial estimates (Level 3); however, the derivation of the discount and capitalization rates is partly based on market indications (Level 2). Various valuation indications were weighted using the probability-weighted expected return method in accordance with the AICPA’s Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

From October 9, 2012 to November 27, 2013, management deemed that the estimated fair value of the PRS warrant redemption liability increased from $3.4 million to $3.5 million and, accordingly, the Company recorded a $100,000 increase in warrant redemption liability.

Of the $5.5 million total original discount on the loan attributable to the Contego Units, the GIG Warrants and the PRS Warrants, the Company amortized approximately $200,000 from October 9, 2012 through December 31, 2012. From January 1, 2013 through November 27, 2013, the Company amortized approximately $800,000 of additional discount on the loan, bringing the unamortized discount balance to approximately $4.5 million. On November 27, 2013, the loan was repaid in full with the proceeds of the note payable outstanding at December 31, 2013, described above. In connection therewith, the Contego Units and the PRS Warrants were forgiven by the lender in exchange for detachable common stock warrants of Patriot National as described more fully below, and the Company amortized the $4.5 million balance of the discount.

Effective November 27, 2013, in exchange for the forgiveness of the Contego Units, valued at $905,000, and the forgiveness of the PRS Warrants, valued at approximately $3.5 million, the Company issued 743,730 detachable common stock warrants, with an exercise price of $.001 per share, which expire on October 9, 2022. The Company attributed a value to these warrants of approximately $4.5 million as of November 27, 2013. Accordingly, on November 27, 2013, the Company recognized a non-cash loss of $152,000 on the exchange of the Contego Units and PRS Warrants for the Company’s detachable common stock warrants.

After the fifth anniversary of the issuance of these detachable common stock warrants, the warrant holders may require the Company to redeem the warrants for cash, in an amount equal to the estimated fair value of the warrants, as determined by an independent appraisal, less the total exercise price of the redeemed warrants.

The Company attributed the value of the warrants giving consideration to all valuation approaches and methods in its analysis and ultimately relying on a variety of established appraisal methods and techniques, applying (i) the guideline public company method in combination with the discounted future returns method and (ii) the option pricing model using Black Scholes.

From November 27, 2013 to December 31, 2013, management deemed that there was no change in the estimated value of the warrant redemption liability associated with the 743,730 detachable common stock warrants and, accordingly, the Company did not record a charge to interest expense.

These warrants were exercised on September 30, 2014, as described in Note 12.

In connection with this loan, the Company paid loan fees of approximately $161,000, which were capitalized and amortized over the term of the loan. On November 27, 2013, in connection with the repayment of the loan, unamortized loan fees were written off.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

6.    Related Party Transactions

During the year ended December 31, 2012, the Company’s note payable to its sole shareholder at the time, including interest thereon, totaling approximately $1.4 million was forgiven and, accordingly, the Company recorded approximately $1.4 million of additional paid in capital.

Fee income from related party represents fee income earned from Guarantee Insurance, a related party as described above, on claims administration services. Fee income from related party for claims administration services is based on the net portion of claims expense retained by Guarantee Insurance pursuant to quota share reinsurance agreements between Guarantee Insurance, GUI’s third party insurance company customers and the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance. Certain claims administration services fee income from third-party segregated portfolio cell reinsurers is remitted to the Company by Guarantee Insurance on behalf of the segregated portfolio cell reinsurers. There was no fee income from related party for brokerage, underwriting and policyholder services for the year ended December 31, 2013. Fee income from related party for brokerage, underwriting and policyholder services for the year ended December 31, 2012 represents fees for soliciting applications for workers’ compensation insurance for Guarantee Insurance, as described above, based on a percentage of premiums written or other amounts negotiated by the parties.

The allocation of marketing, underwriting and policy issuance costs from related party in the accompanying combined statements of operations represents costs reimbursed to GIG for salaries and other costs incurred by GIG to provide its policyholder services. Management fees paid to related party for administrative support services in the accompanying combined statements of operations represent amounts paid to GIG for management oversight, legal, accounting, human resources and technology support services.

7.    Concentration

For the year ended December 31, 2013, approximately 44% of total fee income and fee income from related party was attributable to contracts with Guarantee Insurance, the Company’s largest customer and a related party, and approximately 38% and 12% were attributable to contracts with the Company’s second and third largest customers, respectively. For the year ended December 31, 2012, approximately 42% of total fee income and fee income from related party was attributable to contracts with Guarantee Insurance and approximately 35% and 21% were attributable to contracts with the Company’s second and third largest customers, respectively.

As of December 31, 2013, approximately 62% of fee income receivable and fee income receivable from related party was attributable to contracts with Guarantee Insurance, the Company’s largest customer and a related party, and approximately 23% and 11% of fee income receivable and fee income receivable from related party were attributable to contracts with the Company’s second and third largest customers, respectively. As of December 31, 2012, approximately 28% of fee income receivable and fee income receivable from related party was attributable to contracts with Guarantee Insurance and approximately 51% and 19% of fee income receivable and fee income receivable from related party were attributable to contracts with the Company’s second and third largest customers, respectively. Management believes that the receivable balances from these largest customers do not represent significant credit risk based on cash flow forecasts, balance sheet analysis and past collection experience.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Because fee income from related party for claims administration services is based on the net portion of claims expense retained by Guarantee Insurance, as described in Note 6, the Company’s revenues attributable to contracts with Guarantee Insurance do not necessarily represent fee income from related party.

8.    Contingencies and Commitments

In connection with the note payable outstanding at December 31, 2013 as described in Note 5 and the amendment to this note, effective August 6, 2014, associated with the acquisition of GUI’s contracts and certain other assets as described in Note 12 herein, the common stock of the Company and the common stock or units of each of the Company’s wholly and majority owned subsidiaries, other than PCM, are pledged as collateral.

In connection with the loan, effective August 6, 2014, associated with the merger of Six Points Ventures 2, Inc. with and into Patriot Care, Inc. and the simultaneous acquisition of PCM as described in Note 12 herein, the common stock of PCM is pledged as collateral.

As of December 31, 2013, The Company’s commitments for future rent payments and GIG’s commitments for future rent payments, the latter of which were assigned in their entirety to the Company effective August 6, 2014, were as follows (in thousands):

2014	$2,928
2015	3,075
2016	1,899
2017	1,455
2018	1,018
Thereafter	865

Total	$11,240

Rent expense was approximately $936,000 and $612,000 for the years ended December 31, 2013 and 2012. Additionally, the Company incurred a portion of the GIG’s rent expense for the years ended December 31, 2013 and 2012 through management fees to related party for administrative support services and through allocation of marketing, underwriting and policy issuance costs from related party.

The Company has employment agreements with certain executives and other employees, which provide for compensation and certain other benefits and for severance payments under certain circumstances. The employment agreements contain clauses that become effective upon a change of control of the Company. Upon the occurrence of any of the defined events in the employment agreements, the Company would be obligated to pay certain amounts to the relevant employees.

The Company maintains cash at various financial institutions and, at times, balances may exceed federally insured limits. Management does not believe this results in any material effect on the Company’s financial position or results of operations.

In the normal course of business, the Company may be party to various legal actions that management believes will not result in any material effect on the Company’s financial position or results of operations.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

9.    Retirement Plan

Through GIG, the Company offers a defined contribution plan to its employees. Discretionary employer matching contributions may be made at the option of the Company’s Board of Directors. Contributions are subject to certain limitations. For the year ended December 31, 2013, Company contributions to the plan totaled approximately $63,000. This amount is included in salaries and salary related expenses in the accompanying combined statement of operations. No Company contributions were made to the defined contribution retirement plan for the year ended December 31, 2012.

10.    Supplemental Pro Forma Financial Information (Unaudited)

The unaudited supplemental pro forma income tax benefit and unaudited supplemental pro forma earnings (loss) per common share have been presented in accordance with Section 3410.1 (under the headings 3400, Special Applications and 3410, Sub-Chapter S Corporations and Partnerships) of the SEC Division of Corporation Finance Financial Reporting Manual. The unaudited supplemental pro forma income tax benefit and unaudited supplemental pro forma earnings (loss) per common share give effect to the tax treatment of the Company’s Subchapter S corporation and limited liability company subsidiaries as if they were subject to federal and state income taxes for the years ended December 31, 2013 and 2012.

As discussed in Note 4, GIG has included the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed in its consolidated federal income tax returns for the years ended December 31, 2013 and 2012 and, accordingly, the Company has recognized an increase in valuation allowance equal to 100% of the pro forma deferred tax benefit attributable to the revenue and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed for the years ended December 31, 2013 and 2012.

The pro forma net income tax benefit is comprised of the following (in thousands):

Year ended December 31,	2013	2012
Current income tax benefit	$(2,174)	$(2,220)
Deferred income tax expense before increase in valuation allowance	1,565	362

Net Income Tax Benefit before Increase in Valuation Allowance	(609)	(1,858)
Increase in valuation allowance	2,701	1,858

Net Income Tax Expense	$2,092	$—

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company’s pro forma income tax rates, expressed as a percent of net income before income tax expense, vary from statutory federal income tax rates due to the following (amounts in thousands):

	2013		2012
	Amount	Rate	Amount	Rate
Income (loss) before income tax expense (benefit)	$(5,556)		$367

Income tax expense (benefit) at statutory federal rate	$(1,889)	34.0%	$125	34.0%
Tax effect of:
Loss on exchange of units and warrants	52	(0.9)	—
Amortization of loan discounts and loan costs	1,677	(30.2)	68	18.5
Difference in tax basis of net identifiable liabilities assumed in acquisition pursuant to Internal Revenue Code §338(h)(10) election	(492)	8.9	(2,067)	(563.2)
Patriot Captive Management loss (income) not subject to U.S. federal income taxes as a non-U.S.-domiciled company	23	(0.4)	(4)	(1.1)
State income tax benefit	(20)	0.4	(124)	(33.8)
Other items, net	40	(0.7)	144	39.3

Pro Forma Income Tax Benefit before Increase in Valuation Allowance	(609)	11.1	(1,858)	(506.3)
Increase in valuation allowance	2,701	(48.6)	1,858	506.3

Pro Forma Income Tax Expense	$2,092	(37.5)%	$—	—%

11.    Fair Value Measurement of Financial Liabilities

With respect to the Company’s financial liabilities, which include a note payable and warrant redemption liability, the Company has adopted current accounting guidance which establishes the authoritative definition of fair value, establishes a framework for measuring fair value, creates a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. This guidance defines fair value as the price that would be paid to common stock and warrant redemption liability in an orderly transaction between market participants at the measurement date. As required under current accounting guidance, the Company has identified and disclosed its financial assets in a fair value hierarchy, which consists of the following three levels:

Definition
Level 1	Observable unadjusted quoted prices in active markets for identical securities.

Level 2	Observable inputs other than quoted prices in active markets for identical securities, including:

	(i)	quoted prices in active markets for similar securities.

	(ii)	quoted prices for identical or similar securities in markets that are not active.

	(iii)	inputs other than quoted prices that are observable for the security (e.g., interest rates, yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, credit risks and default rates.

	(iv)	inputs derived from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs, including the reporting entity’s own data, as long as there is no contrary data indicating market participants would use different assumptions.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company’s notes payable, capital lease obligation and warrant redemption liability, for which carrying values were equal to fair values, classified by level within the fair value hierarchy, was as follows as of December 31, 2013 and 2012 (in thousands):

	Fair Value Measurement, Using
December 31, 2013	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Notes payable	$—	$—	$38,514	$38,514
Warrant redemption liability	—	—	6,934	6,934

Total	$—	$—	$45,448	$45,448

	Fair Value Measurement, Using
December 31, 2012	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Notes payable	$—	$—	$4,712	$4,712
Warrant redemption liability	—	—	3,400	3,400

Total	$—	$—	$8,112	$8,112

The following is a reconciliation of the fair value of the Company’s financial liabilities that were measured using significant unobservable (Level 3) inputs (in thousands):

	Note Payable	Warrant Redemption Liability	Total
Fair value, January 1, 2013	$4,712	$3,400	$8,112
Proceeds from issuance of notes payable, net of amounts attributable to detachable common stock Warrants	38,472	—	38,472
Repayment of notes payable	(10,000)	—	(10,000)
Amortization of warrant and original issue discount on note payable	5,330	—	5,330
Redeemable warrants issued	—	2,477	2,477
Forgiveness of redeemable PRS Warrants in exchange for redeemable warrants	—	(3,400)	(3,400)
Fair value of warrants issued in exchange for forgiveness of PRS Warrants	—	4,457	4,457

Fair Value, December 31, 2013	$38,514	$6,934	$45,448

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Note Payable	Warrant Redemption Liability	Total
Fair value, January 1, 2012	$2,750	$—	$2,750
Proceeds from issuance of notes payable, net of amounts attributable to detachable common stock warrants	4,501	—	4,501
Forgiveness of notes payable in exchange for additional paid in capital	(2,566)	—	(2,566)
Repayment of note payable	(184)	—	(184)
Amortization of warrant and original issue discount on note payable	211	—	211
Warrants subject to redemption liability issued	—	3,400	3,400

Fair Value, December 31, 2012	$4,712	$3,400	$8,112

12.    Subsequent Events

Acquisition of GUI’s Contracts and Certain Other Assets and Assumption of Certain Liabilities

Effective August 6, 2014, the Company acquired (i) all of GUI’s inforce contracts with third party insurance companies and, with respect to the aforementioned producer agreement, Guarantee Insurance and (ii) GUI’s capitalized policy and claims administration system development costs, computer equipment and leasehold improvements for approximately $55.1 million.

Additionally, effective August 6, 2014, the Company entered into an agreement to provide marketing, underwriting and policy issuance services to Guarantee Insurance. Revenues and expenses associated with this agreement will be reflected in the Company’s financial results effective August 6, 2014, and are not reflected in the Company’s financial results included herein.

The total purchase price was comprised of the following consideration (in thousands):

Cash	$30,000
Note receivable from related party, including accrued interest thereon, transferred to GUI	28,821
Certain receivable balances transferred to GUI, net of allowance for uncollectible fee income receivable of $2,544	—
Less settlement of amounts payable to GUI	(3,744)

Total Purchase Price	$55,077

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Because the Company and GUI are under common control, as discussed in Note 1, the Company recognized the net identifiable assets acquired at GUI’s carrying amounts as of the acquisition date pursuant to the FASB ASC 805, Business Combinations for all of the periods presented. Additionally, these net identifiable assets and liabilities are included in the accompanying combined balance sheets as of December 31, 2013 and 2012 at their carrying amounts as of those dates, as discussed in Note 1. The carrying amounts of the net identifiable assets acquired were as follows as of August 6, 2014 (in thousands):

Capitalized policy and claims administration software development costs	$13,645
Leasehold improvements	2,291
Furniture and fixtures	2,223
Computer equipment	724

Total fixed assets	18,883
Less accumulated depreciation	(7,444)

Gross identifiable assets acquired	11,439
Less capital lease obligation assumed, including accrued interest thereon	(5,512)

Net Identifiable Assets Acquired	$5,927

Equipment subject to the capital lease is comprised of capitalized policy and claims administration software development costs and related computer equipment. Monthly payments on the capital lease, which expires on December 3, 2016, are approximately $206,000 as of August 6, 2014. Payments may be adjusted in connection with a change in the interest rate swap rate quoted in the Bloomberg Swap Rate Report. The Company’s obligation for future payments related to the capital lease, based on the interest rate swap rate in effect at August 31, 2014, is as follows (in thousands):

	Principal	Interest	Total
2014	$949	$81	$1,030
2015	2,339	133	2,472
2016	2,224	42	2,266

	$5,512	$256	$5,768

The consideration paid in excess of GUI’s carrying amounts for the net assets acquired as of August 6, 2014, which was charged to equity as a deemed dividend, was as follows (in thousands):

Total consideration	$55,077
Less net identifiable assets acquired	(5,927)

Deemed Dividend	$49,150

In connection with the acquisition, on August 6, 2014, the Company recognized a deferred tax asset associated with the deemed dividend of approximately $19.2 million. In evaluating our ability to recover this deferred tax asset, we considered all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

the amount of future federal and state pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income. Based on these evaluations, we established a valuation allowance for the full $19.2 million deferred tax asset effective August 6, 2014.

In connection with the acquisition, on August 6, 2014, the Company amended the loan agreement originally entered into on November 27, 2013, increasing the principal balance of the loan to approximately $68.6 million, comprised of (i) the unpaid principal balances of the $42.0 million original loan entered into on November 27, 2013 (the “Initial Tranche”) of $37.8 million and (ii) approximately $30.8 million of new borrowing (the “Additional Tranche”). The additional loan amount was subject to an original issue discount of approximately $769,000, which was recorded as a reduction in note payable and will be amortized over the term of the loan on a straight line basis, which approximates the effective interest rate method. Proceeds of the Additional Tranche were used to fund the cash portion of the purchase price consideration and fund the original discount. In connection with the Additional Tranche, the Company paid loan fees of approximately $262,000, which were capitalized and will be amortized over the remaining term of the amended loan on a straight line basis, which approximates the effective interest rate method.

The maturity date of the amended loan is November 27, 2018. The interest rate is equal to the sum of (i) the lesser of 1.00% or the London Interbank Offered Rate (LIBOR) and (ii) 11.5%. Interest is payable quarterly. Mandatory principal payments, which are payable on the last day of each calendar quarter, are approximately as follows (in thousands):

Quarterly Principal Payment
September 30, 2014	$2,100
December 31, 2014 through June 30, 2015	3,184
September 30, 2015 through September 30, 2017	3,638
December 31, 2017	3,831
March 31, 2018 through September 30, 2018	4,093

Additionally, principal payments equal to 75% of excess cash flow (as defined in the loan agreement) are payable no later than 90 days after the end of each calendar year. Excess cash flow is generally defined as net income before interest, depreciation and amortization, less (i) federal income tax payments, (ii) principal payments attributable to the amended loan agreement, (iii) capital expenditures and, if the Company’s total leverage ratio, exclusive of PCM, is less than 1.5:1, (ii) $4.5 million.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

On or before November 27, 2014, the Company may prepay all or any portion of one lender’s share of the outstanding balance of the Initial Tranche, which represents approximately 27% of the total Initial Tranche, subject to a prepayment premium of 5% of the principal amount prepaid. On or before August 6, 2015, the Company may prepay all or any portion of one lender’s share of the outstanding balance of the Additional Tranche, which represents approximately 27% of the total Additional Tranche, subject to a prepayment premium of 5% of the principal amount prepaid. Thereafter, the Company may prepay all or any portion of the entire outstanding balance of the Initial Tranche and the Additional Tranche, subject to the following prepayment premiums, expressed as a percent of the principal amount prepaid:

Initial Tranche	Additional Tranche	Prepayment Premium
November 28, 2014 to November 27, 2015	August 7, 2015 to August 6, 2016	3%
November 28, 2015 to November 27, 2016	August 7, 2016 to August 6, 2017	2%
November 28, 2016 to November 27, 2017	August 7, 2017 to August 6, 2018	1%

The Company may prepay all or any portion of the entire outstanding balance of the Initial Tranche and the Additional Tranche after November 27, 2017 and August 6, 2018, respectively, with no prepayment premium.

In connection with the Additional Tranche, the Company issued 484,260 detachable stock warrants to the lenders to purchase shares of the Company’s common stock at an exercise price of $2.67 per share. The warrants expire on November 27, 2023. At the fifth anniversary date of the warrants and any time after the eighth anniversary date of the warrants, the warrant holders may require the Company to redeem the warrants for cash, in an amount equal to the estimated fair value of the warrants, as determined by an independent appraisal, less the total exercise price of the redeemed warrants.

The Company attributed a value to the warrants issued to the lenders of approximately $4.1 million, giving consideration to all valuation approaches and methods in its analysis and ultimately relying on a variety of established appraisal methods and techniques, applying (i) the guideline public company method in combination with the discounted future returns method and (ii) the option pricing model using Black Scholes. The value of the warrants issued by the Company was recorded as a discount on the loan and a warrant redemption liability on August 6, 2014. The discount on the loan will be amortized as interest expense over the term of the loan. Changes in the estimated value of the warrant redemption liability will be recorded as charges to interest expense.

The Company’s obligation for future payments on the loan, based on the rate in effect as of August 6, 2014 and with no excess cash flow principal payments, are as follows (in thousands):

	Principal	Interest	Total
2014	$5,284	$4,220	$9,504
2015	13,644	7,300	20,944
2016	14,554	5,523	20,077
2017	14,746	3,704	18,450
2018	20,341	1,775	22,116

	$68,569	$22,522	$91,091

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The loan, which is secured by the common stock of the Company and each of its wholly and partially owned subsidiaries, excluding Patriot Care Management, Inc. (“PCM”), and guaranteed by GIG and its wholly owned subsidiaries, requires that the Company complies with the following financial covenants as of September 30, 2014. Certain financial covenants for subsequent quarters differ from covenants as of September 30, 2014. For each covenant, the term pro forma means as if the Company, its wholly and partially owned subsidiaries and the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed from GUI were in place and under common ownership for the entire covenant measurement period and the amended loan agreement was entered into effective October 1, 2013.

Financial Covenant	Description
Minimum Consolidated EBITDA	Consolidated pro forma EBITDA, as defined in the Agreement, for the twelve months ended September 30, 2014 of at least $17.7 million

Minimum Interest Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended September 30, 2014 to pro forma interest expense for the same period of at least 200%

Maximum Total Leverage Ratio	The ratio of total outstanding debt as of September 30, 2014 to consolidated pro forma EBITDA for the twelve months ended September 30, 2014 of no more than 375%

Minimum Fixed Charge Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended September 30, 2014 to the sum of pro forma interest expense and pro forma principal payments for the same period of at least 85%.

Loan fees of approximately $1.0 million, including loan fees of approximately $769,000 paid to the lenders as described above, have been capitalized and are being amortized over the term of the amended loan on a straight line basis.

Merger of Six Points Ventures 2, Inc. With and Into Patriot Care, Inc. and the Acquisition of PCM

Merger of Six Points Ventures 2, Inc. With and Into Patriot Care, Inc.

Effective August 6, 2014, SPV2, which owned the MCMC Units, was merged with and into Patriot Care, Inc., a subsidiary of the Company. Patriot Care, Inc. continued as the surviving corporation.

Because Patriot Care, Inc. and SPV2 were under common control, Patriot Care, Inc. recognized the net identifiable assets acquired at SPV2’s carrying amounts as of the acquisition date pursuant to the FASB ASC 805, Business Combinations. The net identifiable assets acquired, which had a carrying value of approximately $7.7 million, were solely comprised of SPV2’s investment in the MCMC Units issued by MCMC Holdings, LLC, the privately held parent company of MCMC, LLC, from which the Company acquired MCRS Holdings, Inc. on August 6, 2014. SPV2 had no liabilities, revenues or expenses. Accordingly, SPV2’s transaction was deemed to be an asset acquisition.

Total consideration paid by Patriot Care, Inc. for 100% of the outstanding common shares of SPV2 was $14.5 million, comprised of (i) 3,043,485 shares of the Company’s common stock, with an estimated fair value of $14.0 million, issued to the stockholders of SPV2 and (ii) approximately $471,000 in cash. The

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

fair value of the common stock issued by the Company to SPV2 stockholders and the cash consideration was based on a preliminary estimated valuation of the 3,043,485 shares of the Company’s common stock, made by the board of directors of the Company in consultation with the Company’s management. The Company plans to perform a full and final valuation of the shares. Adjustments, if any, resulting from the full and final valuation would result in a change in deemed dividend (as described below) and an offsetting change in additional paid in capital, but have no effect on total equity as of September 30, 2014 or results of operations for the nine months ended September 30, 2014.

The consideration paid in excess of SPV2’s carrying amounts for the net assets acquired as of August 6, 2014, which was charged to equity as a deemed dividend, was as follows (in thousands):

Total consideration	$14,471
Less net identifiable assets acquired	(7,721)

Deemed Dividend	$6,750

Acquisition of PCM

Simultaneous with the merger of SPV2 with and into Patriot Care, Inc., the Company, through Patriot Care, Inc., acquired 100% of the outstanding common stock of MCRS Holdings, Inc., a managed care services company, for approximately $75.3 million. The purchase price was comprised of approximately $52.5 million in cash upon closing, an estimated $1.2 million of working capital adjustments payable to the sellers and the redemption of the MCMC Units to MCMC Holdings, LLC, the ultimate parent of MCRS Holdings, Inc. The Company attributed a fair value of $21.6 million to the MCMC Units. Pursuant to FASB ASC 820-10-35-2, the fair value of the MCMC Units was determined by management based on the sum of (1) the fair value of MCMC Holdings, LLC pursuant to a stock purchase agreement entered into between MCMC Holdings, LLC and a third party acquirer on October 21, 2014, multiplied by the percentage of MCMC Holdings, LLC represented by the approximately 14.3 million MCMC Units redeemed by the Company pursuant to the acquisition of PCM and (2) the total purchase price for MCRS Holdings, Inc. of approximately $75.3 million multiplied by the same percentage of MCMC Holdings, LLC represented by the approximately 14.3 million MCMC Units redeemed by the Company pursuant to the acquisition of PCM. The sale of MCMC Holdings, LLC to the third party acquirer, which was consummated effective December 2, 2014, was a 100% cash consideration arms-length transaction with an unrelated third party for 100% of outstanding membership units of MCMC Holdings, LLC subsequent to the Company’s acquisition of MCRS Holdings, Inc. Accordingly, management deemed the above method of assessing the fair value of the MCMC Units as reasonable under the circumstances.

The excess of the $21.6 million estimated fair value of the MCMC Units over the $7.7 million carrying value, or approximately $13.9 million, will be included in net realized gains from investments for the nine months ended September 30, 2014.

Upon the acquisition, MCRS Holdings, Inc. was renamed PCM. PCM will be part of the Company’s sole operating segment.

Revenues and expenses associated with Patriot Care Management, Inc. will be reflected in the Company’s financial results effective August 6, 2014, and are not reflected in the Company’s financial results included herein.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The acquisition of PCM was accounted for by application of the acquisition method as required by FASB ASC 805, Business Combinations. Pursuant to FASB ASC 805, Business Combinations, assets acquired and liabilities assumed are generally recorded at their fair values as of the effective date of the acquisition. The fair values of identifiable tangible assets acquired and liabilities assumed were approximately equal to book values. The estimated fair value of the customer contracts acquired from MCRS Holdings, Inc. was recorded as an identifiable intangible asset, and the associated deferred tax liability was recorded as an identifiable liability.

The fair value of net identifiable tangible and intangible assets, as of the acquisition date, was as follows (in thousands):

Cash	$912
Fee income receivable	413
Fee income receivable from related party	3,142
Income tax recoverable	186
Deferred tax asset	967
Other assets	572

Total Current Assets	6,192
Fixed assets, net	99
Intangible assets	34,800

Total Assets	41,091
Accounts payable and accrued expenses	(1,309)
Deferred tax liability	(13,920)

Net Identifiable Assets Acquired	$25,862

The Company’s preliminary estimates of the fair values of the assets acquired and liabilities assumed may be modified through August 6, 2015, as more information is obtained about the fair value of such assets acquired and liabilities assumed.

Goodwill as of August 6, 2014, recognized as a result of the acquisition, was as follows (in thousands):

Total consideration	$75,294
Less net identifiable assets acquired	(25,862)

Goodwill	$49,432

In accordance with FASB ASC 350, Intangibles - Goodwill and Other, intangible assets, which are comprised solely of the estimated fair value of the service contracts acquired, will be amortized over the estimated life of the customer contracts of 10 years in a manner that, in management’s opinion, reflects the pattern in which the intangible asset’s future economic benefits are expected to be realized. The intangible asset will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management determines that the value of the intangible asset has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Also in accordance with FASB ASC 350, Intangibles - Goodwill and Other, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determined that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

In connection with the acquisition, on August 6, 2014, PCM entered into a loan agreement with a lender for an aggregate amount of $57.0 million with an interest rate equal to the sum of (i) the greater of (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System of the United States plus 0.5% or (b) the London Interbank Offered Rate (LIBOR) plus 1.0% and (ii) 8.0% per annum. Interest is payable quarterly. The loan was subject to an original issue discount of approximately $1.7 million, which was recorded as a reduction in note payable and will be amortized over the term of the loan on a straight line basis, which approximates the effective interest rate method. Proceeds of the loan were used to fund the purchase price consideration and the original issue discount.

The maturity date of the amended loan is August 6, 2019. Mandatory principal payments, which are payable on the last day of each calendar quarter, are approximately as follows (in thousands):

September 30, 2014 through June 30, 2015	$356
September 30, 2015 through March 31, 2019	713

Additionally, principal payments equal to 35% of excess cash flow (as defined in the loan agreement) for the period from July 1, 2014 through December 31, 2014 are payable no later than March 31, 2015. Principal payments equal to 100% of excess cash flow (as defined in the loan agreement) for the years ended December 31, 2015, 2016, 2017 and 2018 and the six months ended June 30, 2019 are payable no later than 90 days after the end of each period. Excess cash flow is generally defined as net income before interest, depreciation and amortization, less (i) federal income tax payments, (ii) principal payments attributable to the amended loan agreement, (iii) capital expenditures and, if PCM’s total leverage ratio is less than 4.0:1, (ii) $1.5 million.

On or after August 6, 2015, the Company may prepay all or any portion of one lender’s share of the outstanding balance of the loan, subject to the following prepayment premiums, expressed as a percent of the principal amount prepaid:

Date	Prepayment Premium
August 6, 2015 to August 5, 2016	4%
August 6, 2016 to August 5, 2017	3%

The Company may prepay all or any portion of the entire outstanding balance of the loan after August 5, 2017 with no prepayment premium. In the event of a qualified initial public offering of the Company’s common stock pursuant to a registration statement filed with the Securities and Exchange Commission, the principal balance of the loan shall be prepaid in full and be subject to a prepayment premium of 1%.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company’s obligation for future payments on the loan, based on the rate in effect as of August 6, 2014 and with no excess cash flow principal payments, are as follows (in thousands):

	Principal	Interest	Total
2014	$713	$2,876	$3,589
2015	2,138	5,952	8,090
2016	2,850	5,564	8,414
2017	2,850	4,989	7,839
2018	2,850	4,280	7,130
2019	45,599	1,728	47,327

	$57,000	$25,389	$82,389

The loan, which is secured by the common stock of PCM and guaranteed by GIG and its wholly owned subsidiaries, requires that the Company complies with the following financial covenants as of September 30, 2014. Certain financial covenants for subsequent quarters differ from covenants as of September 30, 2014. For each covenant, the term pro forma means as if Patriot Care, Inc. owned PCM for the entire covenant measurement period and the loan agreement was entered into effective October 1, 2013.

Financial Covenant	Description

Minimum Interest Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended September 30, 2014 to pro forma interest expense for the same period of at least 275%

Maximum Total Leverage Ratio	The ratio of total outstanding debt as of September 30, 2014 to consolidated pro forma EBITDA for the twelve months ended September 30, 2014 of no more than 350%

Minimum Fixed Charge Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve month ended September 30, 2014 to the sum of pro forma interest expense and pro forma principal payments for the same period of at least 150%

In connection with the loan, the Company paid loan fees of approximately $2.7 million have been capitalized and will be amortized over the term of the amended loan on a straight line basis, which approximates the effective interest rate method.

Exercise of Detachable Common Stock Warrants

Detachable common stock warrants held by one of the Company’s lenders were exercised by the lender on September 30, and converted to 743,730 shares of common stock of Patriot National for an exercise price of $.001 per share. Under the terms of the warrant agreement between the Company and the lender, the lender may require the Company to redeem these shares of common stock of Patriot National for cash in accordance with the provisions described in Note 5.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Changes Relating to Proposed Initial Public Offering

On December 15, 2014, the Company filed a registration statement with the U.S. Securities Exchange Commission under the Securities Act of 1933 in connection with a proposed initial public offering of its common stock. Immediately prior to the completion of the proposed initial public offering, the Company plans to amend its certificate of incorporation to authorize a total of 1,000,000,000 shares of common stock, par value $.001 per share, and a total of 100,000,000 shares of preferred stock.

On January 14, 2015, the Company’s board of directors declared a 15 to 1 stock split of the outstanding common stock, maintaining a par value of $.001 after the split, and the Company filed an amendment to its certificate of incorporation to effect the split. The stock split was effective immediately upon filing the amendment. All consolidated financial statements and per share amounts have been retroactively adjusted for the above amendment to authorized shares and stock split, maintaining the par value at $0.001 per share.

In connection with the Company’s proposed initial public offering, the Compensation Committee of the board of directors approved the grant of 10-year options to purchase an aggregate 1,030,591 shares of common stock to executive officers and certain other employees of the Company. In connection with the Company’s proposed initial public offering, the Compensation Committee of the board of directors also approved the grant of 475,628 shares of restricted stock and 125,020 restricted stock units to executive officers and certain other employees of the Company. The options, restricted shares and restricted stock units granted to executive officers and employees vest ratably over three years (other than 292,900 shares of restricted stock which vest within 180 days of this offering), and the options, restricted shares and restricted stock units granted to non-employee directors vest ratably over two years. The exercise price for the options issued to both employees and non-employee directors will be equal to the price of the Company’s common stock upon the initial public offering. The total number of shares that may be issued under the plan approved by the Compensation Committee of the board of directors is 2,824,968 shares.

Patriot National, Inc.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Provision for Doubtful Accounts	Deductions	Balance at End of Period
Year ended December 31, 2013
Total—allowance for uncollectible fee Income receivable	$—	$2,544	$—	$2,544

Year ended December 31, 2012
Total—allowance for uncollectible fee Income receivable	$—	$—	$—	$—

Patriot National, Inc.

COMBINED BALANCE SHEETS

(in thousands)

	September 30, 2014	December 31, 2013
	(Unaudited)
Assets
Current Assets
Cash	$8,026	$1,661
Restricted cash	5,107	4,435
Fee income receivable	2,300	1,268
Fee income receivable from related party	10,170	2,179
Other current assets	741	67

Total current assets	26,344	9,610
Fixed assets, net of depreciation	2,537	2,929
Deferred loan fees	5,700	2,817
Goodwill	59,385	9,953
Intangible assets	34,220	—
Other long term assets	8,811	10,670

Total Assets	$136,997	$35,979

Liabilities and Deficit
Liabilities
Deferred claims administration services income	$8,408	$7,839
Net advanced claims reimbursements	4,999	4,370
Net payables to related parties	921	—
Income taxes payable	9,055	408
Accounts payable, accrued expenses and other liabilities	11,598	1,695
Current portion of notes payable	14,970	8,190
Current portion of capital lease obligation	2,114	2,253

Total current liabilities	52,065	24,755
Notes payable	98,845	30,324
Capital lease obligation	3,227	4,563
Deferred tax liability	12,762	291
Warrant redemption liability	8,799	6,934
Contingencies and commitments (Note 5)	—	—

Total liabilities	175,698	66,867

Deficit
Preferred stock, $.001 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.001 par value; 1,000,000 shares authorized, 18,075 and 14,288 shares issued and outstanding	14	14
Additional paid in capital	—	—
Accumulated deficit	(38,393)	(30,512)

Total Patriot National, Inc. Stockholders’ Deficit	(38,379)	(30,498)
Less non-controlling interest	(322)	(390)

Total Deficit	(38,701)	(30,888)

Total Liabilities and Deficit	$136,997	$35,979

See accompanying notes to combined financial statements.

Patriot National, Inc.

COMBINED STATEMENTS OF OPERATIONS

(Unaudited) (in thousands, except per share data)

Nine months ended September 30,	2014	2013
Revenues
Fee income	$37,896	$36,845
Fee income from related party	24,589	5,238

Total fee income and fee income from related party	62,485	42,083
Net investment income	496	7
Net realized gains (losses) on investments	14,038	(50)

Total Revenues	77,019	42,040

Expenses
Salaries and salary related expenses	17,907	12,097
Commission expense	9,491	6,651
Management fees to related party for administrative support services	5,390	9,200
Outsourced services	3,118	2,378
Allocation of marketing, underwriting and policy issuance costs from related party	1,872	3,449
Other operating expenses	7,701	3,247
Interest expense	5,427	606
Depreciation and amortization	3,699	1,550
Amortization of loan discounts and loan costs	1,295	702
Increase (decrease) in fair value of warrant redemption liability	(2,257)	300
Provision for uncollectible fee income	100	2,544

Total Expenses	53,743	42,724

Net income (loss) before income tax expense	23,276	(684)
Income Tax Expense	10,401	31

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	12,875	(715)
Net income attributable to non-controlling interest in subsidiary	68	19

Net Income (Loss)	$12,807	$(734)

Earnings (Loss) Per Common Share
Basic	$.85	$(.05)
Diluted	.65	(.05)

Weighted Average Common Shares Outstanding
Basic	14,981	14,288
Diluted	16,183	14,288

Pro Forma Income Tax Expense		$1,386

Pro Forma Loss Per Common Share
Basic		$(.15)
Diluted		(.15)

See accompanying notes to combined financial statements.

Patriot National, Inc.

COMBINED STATEMENTS OF STOCKHOLDERS’ DEFICIT (UNAUDITED)

(in thousands)

	Patriot National, Inc. Stockholders’ Deficit
	Common Stock		Additional Paid In Capital	Accumulated Deficit	Non- Controlling Interest	Total Equity (Deficit)
	Shares	Amount
Balance, January 1, 2013	14,288	$14	$21,873	$(12,814)	$(272)	$8,801
Non-cash capital contribution associated with assets and liabilities of GUI	—	—	2,876	—	—	2,876
Distributions to members	—	—	—	(210)	(6)	(216)
Dividends to common stockholders	—	—	—	(4,673)	—	(4,673)

Balance before net income	14,288	14	24,749	(17,697)	(278)	6,788
Net income (loss)	—	—	—	(734)	19	(715)
Net loss attributable to business generated by GUI, exclusive of depreciation expense	—	—	3,936	—	—	3,936

Balance, September 30, 2013	14,288	$14	$28,685	$(18,431)	$(259)	$10,009

Balance, January 1, 2014	14,288	$14	$—	$(30,512)	$(390)	$(30,888)
Issuance of common stock	3,043	—	14,000	—	—	14,000
Exercise of detachable common stock warrants	744	—	—	—	—	—
Non-cash capital contribution associated with assets and liabilities of GUI	—	—	(11,748)	(13,938)	—	(25,686)
Deemed dividend attributable to merger of SPV2 with and into Patriot Care, Inc.	—	—	—	(6,750)	—	(6,750)

Balance before net income	18,075	14	2,252	(51,200)	(390)	(49,324)
Net income	—	—	—	12,807	68	12,875
Net income attributable to business generated by GUI, exclusive of depreciation expense	—	—	(2,252)	—	—	(2,252)

Balance, September 30, 2014	18,075	$14	$—	$(38,393)	$(322)	$(38,701)

See accompanying notes to combined financial statements.

Patriot National, Inc.

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

Nine months ended September 30,	2014	2013
Operating Activities
Net income (loss)	$12,875	$(715)
Adjustments to reconcile net income to net cash from operating activities:
Net (income) loss attributable to business generated by Guarantee Underwriters, Inc., exclusive of depreciation expense	(2,252)	3,936
Depreciation and amortization	3,699	1,550
Amortization of loan discounts and loan costs	1,295	702
Increase (decrease) in fair value of warrant redemption liability	(2,257)	300
Net realized losses (gains) on investments	(14,038)	50
Deferred income tax benefit	(482)	—
Provision for uncollectible fee income	100	2,544
Changes in certain assets and liabilities:
(Increase) decrease in:
Fee income receivable	(719)	(3,316)
Fee income receivable from related party	(4,849)	298
Other current assets	(85)	17
Decrease (increase) in:
Net payables to related parties	3,618	271
Deferred claims administration services income	569	(2,429)
Net advanced claims reimbursements	629	6,576
Income taxes payable	8,833	31
Accounts payable, accrued expenses and other liabilities	8,593	979

Net Cash Provided by Operating Activities	15,529	10,794

Investment Activities
Net increase in restricted cash	(672)	(5,714)
Net increase in note receivable from related party	(492)	—
Purchase of equity securities	(3,914)	(575)
Proceeds from sale of equity securities	4,037	525
Purchase of fixed assets and other long term assets	(437)	(17)
Acquisition of PCM, net of $912 cash acquired	(52,744)	—

Net Cash Used in Investment Activities	(54,222)	(5,781)

Financing Activities
Proceeds from notes payable, net of detachable common stock warrants and loan fees	55,290	—
Repayment of notes payable	(6,656)	—
Repayment of capital lease obligation	(188)	—
Payment of loan fees	(3,388)	(230)
Payment of distributions to members	—	(216)
Payment of dividends to common stockholders	—	(4,673)

Net Cash Provided by (Used in) Financing Activities	45,058	(5,119)

Net increase (decrease) in cash	6,365	(106)
Cash, beginning of period	1,661	1,684

Cash, end of period	$8,026	$1,578

Supplemental Cash Flow Data
Net Loss Attributable to Business Generated by GUI, Exclusive of Depreciation Expense
GUI total net loss	$45	$5,392
Depreciation expense	(2,297)	(1,456)

	$(2,252)	$3,936

Non-Cash Capital Contribution Associated with Assets and Liabilities of GUI
Fixed assets and other long term assets acquired from GUI	$334	$2,605
Elimination of balances payable to GUI	3,168	271
Change in capital lease obligation assumed from GUI	1,304	—
Note receivable transferred to GUI	(492)	—
Note payable associated with acquisition of assets and liabilities of GUI	(30,000)	—

	$(25,686)	$2,876

Interest Paid	$4,877	$609

Noncash Financing Activities
Deemed dividend attributable to acquisition of GUI’s contracts and certain other assets and assumption of certain liabilities	$(49,150)	$—
Deemed dividend attributable to merger of SPV2 with and into Patriot Care, Inc.	(6,750)	—

See accompanying notes to combined financial statements.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.    Nature of Operations and Significant Accounting Policies

The combined financial statements of Patriot National, Inc. (“Patriot National” or “the Company”) are comprised of the financial statements of:

(i)	the parent company, Patriot National (formerly Old Guard Risk Services, Inc.), which was formed on November 15, 2013,

(ii)	Patriot National’s wholly owned subsidiary, Patriot Services, Inc. (“PSI”), and its wholly and majority owned subsidiaries, Patriot Underwriters, Inc. (“PUI”), Patriot Risk Services, Inc. (“PRS”), Contego Services Group, LLC and Contego Investigative Services, Inc. (together, “Contego”), Forza Lien, Inc. (“Forza”) and Patriot Captive Management, Inc. (“Patriot Captive Management”), all of which became subsidiaries of Patriot National effective November 27, 2013,

(iii)	PSI’s wholly owned subsidiary, Patriot Care, Inc.,

(iv)	Patriot Care, Inc.’s wholly owned subsidiary, Patriot Care Holdings, Inc., and its wholly owned subsidiaries, Patriot Care Management, Inc., and Patriot Care Services, Inc. (collectively “PCM”), all of which were acquired on August 6, 2014, and

(v)	the revenues and expenses associated with contracts (the “GUI contracts”) with third party insurance companies and, with respect to one contract, Guarantee Insurance Company (“Guarantee Insurance”, a property and casualty insurance company wholly owned by Guarantee Insurance Group, Inc. (“GIG”, formerly Patriot National Insurance Group, Inc.) and a related party), which PUI acquired, together with certain other assets acquired and liabilities assumed, from Guarantee Underwriters, Inc. (“GUI”), a wholly owned subsidiary of GIG, effective August 6, 2014.

Because Patriot National, PSI, PRS, Contego, Forza and Patriot Captive Management are under common control, and the contracts and certain other assets acquired and liabilities assumed from GUI constitute the acquisition of a business under common control, the combined financial statements are presented as if all of these companies and the assets acquired and liabilities assumed from GUI were wholly or majority owned subsidiaries of the Company for all of the periods presented. Specifically,

➢	Revenues and expenses attributable to Patriot National, PSI, PRS, Contego, Forza and Patriot Captive Management for the nine months ended September 30, 2014 and 2013 and revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed from GUI for the period from January 1, 2014 to August 6, 2014 and the nine months ended September 30, 2013 are included in the accompanying combined statements of operations for the nine months ended September 30, 2014 and 2013,

➢	Assets and liabilities attributable to Patriot National, PSI, PRS, Contego, Forza and Patriot Captive Management are included in the accompanying combined balance sheets as of September 30, 2014 and December 31, 2013,

➢	The fixed assets and other long term assets acquired from GUI, the capital lease obligation assumed from GUI are included in the accompanying combined balance sheets as of September 30, 2014 and December 31, 2013, and all other assets and liabilities of GUI, which were not acquired by the Company on August 6, 2014, are not included in the accompanying combined balance sheets as of September 30, 2014 and December 31, 2013,

➢

The note receivable transferred to GUI and balances payable to GUI from the Company, both of which were included as part of the Company’s consideration for the contracts and certain other assets acquired

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

and liabilities assumed (as described more fully in Note 7), together with the note payable associated with the acquisition of the contracts and certain other assets, have been eliminated in consolidation in the accompanying combined balance sheets as of September 30, 2014 and December 31, 2013, and

➢	Changes in the fixed assets and other long term assets acquired from GUI, the capital lease obligation assumed from GUI and the note receivable transferred to GUI and balances payable to GUI from the Company, as described above, for the period from January 1, 2014 to August 6, 2014 and the nine months ended September 30, 2013 are presented as “adjustments attributable to changes in assets and liabilities of GUI” in the accompanying combined statements of stockholders’ equity (deficit) for the nine months ended September 30, 2014 and 2013.

Effective August 6, 2014, Six Points Ventures 2, Inc. (“SPV2”) was merged with and into Patriot Care, Inc., a subsidiary of the Company, with Patriot Care, Inc. continuing as the surviving corporation. SPV2 and the Company were under common control. SPV2’s sole asset was its Series C preferred unit investment in MCMC Holdings, LLC (the “MCMC Units”), the ultimate parent company of MCRS Holdings, Inc., which the Company acquired on August 6, 2014, as described more fully in Note 8. SPV2 had no liabilities, revenues or expenses. Accordingly, SPV2’s merger with and into Patriot Care, Inc. was deemed to be an asset acquisition.

PUI provides workers’ compensation brokerage, underwriting and policyholder services to third party insurance company customers. Additionally, PUI historically solicited applications for workers’ compensation insurance for Guarantee Insurance pursuant to a producer agreement between the parties that the Company acquired from GUI effective August 6, 2014 and which was also terminated on such date.

PRS provides workers’ compensation claims administration services to (i) Guarantee Insurance, (ii) PUI’s third party insurance company customers and (iii) segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and PUI’s third party insurance company customers.

Contego provides claims investigations, loss control service administration, claimant transportation and translation, claims subrogation services and certain other services to Guarantee Insurance, PUI’s third party insurance company customers and the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and PUI’s third party insurance company customers. Contego also provides these services, on a limited basis, to certain other companies and government agencies.

PCM provides healthcare cost containment services, including nurse case management, medical bill review and utilization review.

Forza provides claim lien negotiation services to PUI’s third party insurance and reinsurance company customers.

Patriot Captive Management provides reinsurance management services to the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and PUI’s third party insurance company customers, as well as certain other segregated portfolio cell reinsurers.

Basis of Presentation

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) for interim financial information

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Pursuant to these rules and regulations, certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accompanying combined balance sheet as of December 31, 2013 is derived from the Company’s audited financial statements as of that date. Because certain information and footnote disclosures have been condensed or omitted, these condensed unaudited consolidated financial statement statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2013. In management’s opinion, all normal and recurring adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented have been included. Interim period operating results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The Company believes that the disclosures made in these condensed unaudited consolidated financial statements are adequate to make the information not misleading.

Revenues by Service

The Company considers its business to operate in one segment. Pursuant to United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 280, Segment Reporting, revenues by service for the nine months ended September 30, 2014 and 2013 were as follows (in thousands):

Nine months ended September 30,	2014	2013
Fee Income and Fee Income from Related Party
Brokerage, underwriting and policyholder services	$24,817	$11,598
Claims administrative services	37,668	30,485

Total Fee Income and Fee Income from Related Party	62,485	42,083
Net investment income	496	7
Net realized gains (losses) on investments	14,038	(50)

Total Revenues	$77,019	$42,040

The Company deems it impractical to attribute net investment income and net realized gains (losses) on investments to a service.

Earnings per Share

Basic earnings per share is based on weighted average ordinary shares outstanding and excludes dilutive effects of detachable common stock warrants. Diluted earnings per share assumes the exercise of all detachable common stock warrants, using the treasury stock method. Because the Company had a net loss for the nine months ended September 30, 2013, outstanding detachable common stock warrants representing 588,060 shares of common stock outstanding were not dilutive for that period. No detachable common stock warrants were anti-dilutive for the nine months ended September 30, 2014.

2.    Federal Income Taxes

GIG will include the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed in its consolidated federal income tax return for the period from January 1, 2014 to August 6, 2014 (the effective date of the acquisition described in Note 1) and has

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

included the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed in its consolidated federal income tax return for the year ended December 31, 2013. Accordingly, the Company recognized an increase in valuation allowance equal to 100% of the deferred tax expense attributable to the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed for the nine months ended September 30, 2014 and 2013.

The Company’s actual income tax rates, expressed as a percent of net loss before income tax expense, vary from statutory federal income tax rates due to the following (amounts in thousands):

Nine months ended September 30,	2014		2013
	Amount	Rate	Amount	Rate
Income (loss) before income tax expense (benefit)	$23,276		$(684)

Income tax benefit at statutory federal rate	$7,914	34.0%	$(233)	34.0%
Tax effect of:
Gain on redemption of MCMC Units attributable to difference between tax basis and book basis	1,829	7.9	—	—
State income tax expense (benefit)	1,193	5.1	(60)	(8.8)
Expenses incurred in connection with the acquisition of PCM	147	0.6	—	—
Patriot Captive Management loss not subject to U.S. federal income taxes as a non-U.S.-domiciled company	18	0.1	1	(0.1)
Decrease in fair value of warrant redemption liability	(767)	(3.3)	—	—
PSI, PRS and Forza income passed through to the sole shareholder for federal tax purposes	—	—	(1,814)	265.2
Contego Services Group, LLC. loss passed through to the members for federal tax purposes	—	—	213	(31.1)
Other items, net	51	0.2	—	—

Actual Income Tax Expense (Benefit) before Increase in Valuation Allowance	10,385	44.6	(1,893)	276.8
Increase in valuation allowance	16	0.1	1,924	(281.3)

Actual Income Tax Expense	$10,401	44.7%	$31	(4.5)%

In determining the quarterly provision for income taxes, management uses an estimated annual effective tax rate based on forecasted annual pre-tax income (loss), permanent tax differences, statutory tax rates and tax planning opportunities in the various jurisdictions in which the Company operates. The impact of significant discrete items is separately recognized in the periods in which they occur.

Patriot Captive Management is domiciled in non-U.S. jurisdictions. The Company has no current intention of distributing unremitted earnings of Patriot Captive Management to its U.S. domiciled parent, PSI. Additionally, it is not practical to calculate the potential liability associated with such distribution due to the fact that dividends received from Patriot Captive Management could bring additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend, and significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings. Accordingly, pursuant to FASB ASC 740, Tax Provisions, the income tax expense in the accompanying combined statements of operations for the nine months ended September 30, 2014 and 2013 do not include a provision for federal income taxes attributable to Patriot Captive Management’s operations.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The Company’s presentation of unaudited supplemental pro forma income tax benefit for the nine months ended September 30, 2013 is included in Note 10.

3.    Related Party Transactions

Fee income from related party represents fee income earned from Guarantee Insurance, a related party as described above. Fee income from Guarantee Insurance for claims administration services is based on the net portion of claims expense retained by Guarantee Insurance pursuant to quota share reinsurance agreements between Guarantee Insurance, PUI’s third party insurance company customers and the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance. Certain fee income from third-party segregated portfolio cell reinsurers is remitted to the Company by Guarantee Insurance on behalf of the segregated portfolio cell reinsurers. Fee income from Guarantee Insurance for brokerage, underwriting and policyholder services represents fees for soliciting applications for workers’ compensation insurance for Guarantee Insurance, based on a percentage of premiums written or other amounts negotiated by the parties.

The allocation of marketing, underwriting and policy issuance costs from related party in the accompanying combined statements of operations represents costs reimbursed to GIG for salaries and other costs incurred by GIG to provide its policyholder services. Management fees paid to related party for administrative support services in the accompanying combined statements of operations represent amounts paid to GIG for management oversight, legal, accounting, human resources and technology support services.

4.    Concentration

For the nine months ended September 30, 2014, approximately 66% of total fee income and fee income from related party was attributable to contracts with Guarantee Insurance, the Company’s largest customer and a related party, and approximately 22% was attributable to contracts with the Company’s second largest customer. For the nine months ended September 30, 2013, approximately 42% of total fee income and fee income from related revenues was attributable to contracts with Guarantee Insurance and approximately 37% and 17% were attributable to contracts with the Company’s second and third largest customers, respectively.

As of September 30, 2014, approximately 79% of fee income receivable and fee income receivable from related party was attributable to contracts with Guarantee Insurance, the Company’s largest customer and a related party. As of December 31, 2013, approximately 62% of fee income receivable and fee income receivable from related party was attributable to contracts with Guarantee Insurance, the Company’s largest customer and a related party, and approximately 23% and 11% of fee income receivable and fee income receivable from related party were attributable to contracts with the Company’s second and third largest customers, respectively. Management believes that the receivable balances from these largest customers do not represent significant credit risk based on cash flow forecasts, balance sheet analysis and past collection experience.

Because fee income from related party for claims administration services is based on the net portion of claims expense retained by Guarantee Insurance, as described in Note 3, the Company’s revenues attributable to contracts with Guarantee Insurance do not necessarily represent fee income from related party.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

5.    Contingencies and Commitments

In connection with the loan, effective November 27, 2013 and amended effective August 6, 2014, associated with the acquisition of GUI’s contracts and certain other assets, the common stock of the Company and the common stock or units of each of the Company’s wholly and majority owned subsidiaries, other than PCM, are pledged as collateral.

In connection with the loan, effective August 6, 2014, associated with the merger of Six Points Ventures 2, Inc. with and into Patriot Care, Inc. and the simultaneous acquisition of PCM, the common stock of PCM is pledged as collateral.

The Company has employment agreements with certain executives and other employees, which provide for compensation and certain other benefits and for severance payments under certain circumstances. The employment agreements contain clauses that become effective upon a change of control of the Company. Upon the occurrence of any of the defined events in the employment agreements, the Company would be obligated to pay certain amounts to the relevant employees.

The Company maintains cash at various financial institutions and, at times, balances may exceed federally insured limits. Management does not believe this results in any material effect on the Company’s financial position or results of operations.

In the normal course of business, the Company may be party to various legal actions that management believes will not result in any material effect on the Company’s financial position or results of operations.

6.    Goodwill

In accordance with the FASB ASC 350, Intangibles – Goodwill and Other, goodwill is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, the Company will record a charge for the amount of impairment during the fiscal quarter in which the determination is made. There was no impairment as of September 30, 2014 or December 31, 2013 or for the nine months ended September 30, 2014 or 2013.

7.    Acquisition of GUI’s Contracts and Certain Other Assets and Assumption of Certain Liabilities

Effective August 6, 2014, the Company acquired (i) all of GUI’s inforce contracts with third party insurance companies and, with respect to the aforementioned producer agreement, Guarantee Insurance and (ii) GUI’s capitalized policy and claims administration system development costs, computer equipment and leasehold improvements for approximately $55.1 million.

Additionally, effective August 6, 2014, the Company entered into an agreement to provide marketing, underwriting and policy issuance services to Guarantee Insurance. Revenues and expenses associated with this agreement are reflected in the accompanying combined statement of operation for the nine months ended September 30, 2014.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The total purchase price was comprised of the following consideration (in thousands):

Cash	$30,000
Note receivable from related party, including accrued interest thereon, transferred to GUI	28,821
Certain receivable balances transferred to GUI, net of allowance for uncollectible fee income receivable of $2,544	—
Less settlement of amounts payable to GUI	(3,744)

Total Purchase Price	$55,077

Because the Company and GUI are under common control, as discussed in Note 1, the Company recognized the net identifiable assets acquired at GUI’s carrying amounts pursuant to the FASB ASC 805, Business Combinations for all of the periods presented. The carrying amounts of the net identifiable assets acquired were as follows as of August 6, 2014 (in thousands):

Capitalized policy and claims administration software development costs	$13,645
Leasehold improvements	2,291
Furniture and fixtures	2,223
Computer equipment	724

Total fixed assets	18,883
Less accumulated depreciation	(7,444)

Gross identifiable assets acquired	11,439
Less capital lease obligation assumed, including accrued interest thereon	(5,512)

Net Identifiable Assets Acquired	$5,927

Equipment subject to capital lease assumed is comprised of capitalized policy and claims administration software development costs and related computer equipment. Monthly payments on the capital lease, which expires on December 3, 2016, are approximately $206,000 as of August 6, 2014. Payments may be adjusted in connection with a change in the interest rate swap rate quoted in the Bloomberg Swap Rate Report. The Company’s obligations for future payments on the capital lease as of September 30, 2014, based on the interest rate swap rate in effect on that date, are as follows (in thousands):

	Principal	Interest	Total
2014	$760	$64	$824
2015	2,339	133	2,472
2016	2,224	42	2,266

	$5,323	$239	$5,562

The consideration paid in excess of GUI’s carrying amounts for the net assets acquired as of August 6, 2014, which was charged to equity as a deemed dividend, was as follows (in thousands):

Total consideration	$55,077
Less net identifiable assets acquired	(5,927)

Deemed Dividend	$49,150

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

In connection with the acquisition, on August 6, 2014, the Company recognized a deferred tax asset associated with the deemed dividend of approximately $19.2 million. In evaluating our ability to recover this deferred tax asset, we considered all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future federal and state pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income. Based on these evaluations, the Company maintained a valuation allowance for the full $19.2 million deferred tax asset as of September 30, 2014.

In connection with the acquisition, on August 6, 2014, the Company amended the loan agreement (the “PennantPark Loan Agreement”) originally entered into on November 27, 2013, with PennantPark Investment Corporation and certain of its affiliates (collectively, the “PennantPark Entities”), as described more fully in Note 9.

8.    Merger of SPV2 with and into Patriot Care, Inc. and Acquisition of PCM

Merger of SPV2 with and into Patriot Care, Inc.

Effective August 6, 2014, SPV2, which owned the MCMC Units, was merged with and into Patriot Care, Inc., a subsidiary of the Company. Patriot Care, Inc. continued as the surviving corporation.

Because Patriot Care, Inc. and SPV2 were under common control, Patriot Care, Inc. recognized the net identifiable assets acquired at SPV2’s carrying amounts as of the acquisition date pursuant to the FASB ASC 805, Business Combinations. The net identifiable assets acquired, which had a carrying value of approximately $7.7 million, were solely comprised of SPV2’s investment in the MCMC Units issued by MCMC Holdings, LLC, the privately held parent company of MCMC, LLC from which the Company acquired MCRS Holdings, Inc. on August 6, 2014. SPV2 had no liabilities, revenues or expenses. Accordingly, SPV2’s transaction was deemed to be an asset acquisition.

Total consideration paid by Patriot Care, Inc. for 100% of the outstanding common shares of SPV2 was $14.5 million, comprised of (i) 3,043,485 shares of the Company’s common stock with an estimated fair value of $14.0 million issued to the stockholders of SPV2 and (ii) approximately $471,000 in cash. The fair value of the common stock issued by the Company to SPV2 stockholders and the cash consideration was based on a preliminary estimated valuation of the 3,043,485 shares of the Company’s common stock, made by the board of directors of the Company in consultation with the Company’s management. The Company plans to perform a full and final valuation of the shares. Adjustments, if any, resulting from the full and final valuation would result in a change in deemed dividend (as described below) and an offsetting change in additional paid in capital, but have no effect on total equity as of September 30, 2014 or results of operations for the nine months ended September 30, 2014.

The consideration paid in excess of SPV2’s carrying amounts for the net assets acquired as of August 6, 2014, which was charged to equity as a deemed dividend, was as follows (in thousands):

Total consideration	$14,471
Less net identifiable assets acquired	(7,721)

Deemed Dividend	$6,750

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Acquisition of PCM

Simultaneous with the merger of SPV2 with and into Patriot Care, Inc., the Company, through Patriot Care, Inc., acquired 100% of the outstanding common stock of MCRS Holdings, Inc., a managed care services company, for approximately $75.3 million. The purchase price was comprised of $52.5 million in cash upon closing, an estimated $1.2 million of working capital adjustments payable to the sellers and the redemption of the MCMC Units to MCMC Holdings, LLC, the ultimate parent of MCRS Holdings, Inc. The Company attributed a fair value of $21.6 million to the MCMC Units. The fair value of the MCMC Units was determined by management based on the sum of (1) the fair value of MCMC Holdings, LLC pursuant to a stock purchase agreement entered into between MCMC Holdings, LLC and a third party acquirer on October 21, 2014, multiplied by the percentage of MCMC Holdings, LLC represented by the MCMC Units redeemed by the Company pursuant to the acquisition of PCM and (2) the total purchase price for MCRS Holdings, Inc. of approximately $75.3 million multiplied by the same percentage of MCMC Holdings, LLC represented by the MCMC Units redeemed by the Company pursuant to the acquisition of PCM. The sale of MCMC Holdings, LLC to the third party acquirer, which was consummated effective December 2, 2014, was a 100% consideration arms-length transaction with an unrelated third party for 100% of outstanding membership units of MCMC Holdings, LLC subsequent to the Company’s acquisition of MCRS Holdings, Inc. Accordingly, management deemed the above method of assessing the fair value of the MCMC Units as reasonable under the circumstances.

The excess of the $21.6 million estimated fair value of the MCMC Units over the $7.7 million carrying value, or approximately $13.9 million, is included in net realized gains from investments in the accompanying combined statement of operations for the nine months ended September 30, 2014.

Upon the acquisition, MCRS Holdings, Inc. was renamed PCM.

Revenues and expenses prior to August 6, 2014 are not reflected in the Company’s financial results included herein.

The acquisition of PCM was accounted for by application of the acquisition method as required by FASB ASC 805, Business Combinations. Pursuant to FASB ASC 805, Business Combinations, assets acquired and liabilities assumed are generally recorded at their fair values as of the effective date of the acquisition. The fair values of identifiable tangible assets acquired and liabilities assumed were approximately equal to book values. The estimated fair value of the customer contracts acquired from MCRS Holdings, Inc. was recorded as an identifiable intangible asset, and the associated deferred tax liability was recorded as an identifiable liability.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The fair value of net identifiable tangible and intangible assets, as of the acquisition date, was as follows (in thousands):

Cash	$912
Fee income receivable	413
Fee income receivable from related party	3,142
Income tax recoverable	186
Deferred tax asset	967
Other assets	572

Total Current Assets	6,192
Fixed assets, net	99
Intangible assets	34,800

Total Assets	41,091
Accounts payable and accrued expenses	(1,309)
Deferred tax liability	(13,920)

Net Identifiable Assets Acquired	$25,862

The Company’s preliminary estimates of the fair values of the assets acquired and liabilities assumed may be modified through August 6, 2015, as more information is obtained about the fair value of such assets acquired and liabilities assumed.

Goodwill as of August 6, 2014, recognized as a result of the acquisition, was as follows (in thousands):

Total consideration	$75,294
Less net identifiable assets acquired	(25,862)

Goodwill	$49,432

In accordance with FASB ASC 350, Intangibles—Goodwill and Other, intangible assets, which are comprised solely of the estimated fair value of the service contracts acquired, are being amortized over the estimated life of the customer contracts, ranging from 2 to 10 years, in a manner that, in management’s opinion, reflects the pattern in which the intangible asset’s future economic benefits are expected to be realized. The intangible asset is tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management determines that the value of the intangible asset has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Also in accordance with FASB ASC 350, Intangibles—Goodwill and Other, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determined that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

In connection with the acquisition, on August 6, 2014, PCM entered into a loan agreement with UBS Securities LLC (the “UBS Credit Agreement”) as described more fully in Note 9.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Supplemental Pro Forma Financial Information

The following unaudited supplemental pro forma financial information includes the results of operations of PCM, and is presented as if PCM had been consolidated as of January 1, 2013. The unaudited supplemental pro forma financial information has been provided for illustrative purposes only. The unaudited supplemental pro forma financial information does not purport to be indicative of the actual results that would have been achieved by the combined companies for the periods presented, or of the results that may be achieved by the combined companies in the future. Future results may vary significantly from the results reflected in the following unaudited supplemental pro forma financial information because of future events and transactions, as well as other factors, many of which are beyond the Company’s control.

The unaudited supplemental pro forma financial information presented below has been prepared by adjusting the historical results of the Company to include the historical results of PCM described above. The unaudited supplemental pro forma combined historical results were then adjusted to (i) increase interest expense and amortization of loan fees attributable to debt associated with the PCM acquisition, as described above, (ii) reduce interest expense from the repayment of acquired debt, (iii) increase amortization expense resulting from intangible assets acquired in the PCM acquisition, and (iv) remove the operating results of an entity acquired by PCM in December 2012 and contributed to MCMC Holdings, LLC on July 31, 2013.

The unaudited supplemental pro forma financial information, which does not include any adjustments to reflect the impact of cost savings or other synergies that may result from the Company’s acquisition of PCM, is as follows (in thousands):

Nine months ended September 30,	2014	2013
Revenues
Fee income	$53,925	$58,253
Fee income from related party	32,668	11,143

Total fee income and fee income from related party	86,593	69,396
Net investment income	496	7
Net realized gains (losses) on investments	14,038	(50)

Total Revenues	$101,127	$69,353

Net Income (Loss)	$7,611	$(7,074)

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Results of PCM

Revenues and net income resulting from the incremental impact of the acquisition of PCM for the period from the acquisition date (August 6, 2014) to September 30, 2014, which are included in the Company’s unaudited combined statement of operations for the nine months ended September 30, 2014, were as follows (in thousands):

Period from August 6, 2014 to September 30, 2014
Revenues
Fee income	$4,086
Fee income from related party	2,060

Total fee income and fee income from related party	6,146
Net realized gains on investments	13,916

Total Revenues	$20,062

Net Income	$9,334

The above net income does not include interest expense and amortization of loan fees attributable to debt associated with the PCM acquisition or amortization of intangible assets acquired in the PCM acquisition.

9.    Notes Payable

Notes payable, including accrued interest thereon, were comprised of the following (in thousands):

	September 30, 2014	December 31, 2013
PennantPark Loan Agreement	$66,469	$42,000
UBS Credit Agreement	56,644	—

Gross Notes Payable and Current Portion of Notes Payable	123,113	42,000
Less original issue discount	(3,269)	(1,050)
Less value attributable to stock warrants	(6,029)	(2,436)

Notes Payable and Current Portion of Notes Payable	113,815	38,514
Less current portion of notes payable	(14,970)	(8,190)

Notes Payable	$98,845	$30,324

PennantPark Loan Agreement

Initial Tranche

On November 27, 2013, the Company entered into a loan agreement with the PennantPark Entities for an aggregate amount of $42.0 million (the “Initial Tranche”) The Initial Tranche was subject to an original issue discount of approximately $1.0 million, which was recorded as a reduction in note payable and is being amortized over the initial term of the loan on a straight line basis, which approximates the effective interest rate method. Net proceeds of the Initial Tranche were used repay a $10.0 million loan from a previous lender and lend approximately $28.3 million to Guarantee Insurance. In connection with the Initial Tranche, the Company paid loan fees of approximately $3.0 million, which were capitalized and will be amortized over the remaining term of the amended loan on a straight line basis, which approximates the effective interest rate method.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The maturity date of the Initial Tranche was November 27, 2018. The interest rate was equal to the sum of (i) the lesser of 1.00% or the London Interbank Offered Rate (LIBOR) and (ii) 11.5%. Interest on the Initial Tranche was payable monthly and principal payments on the Initial Tranche equal to 5% of the initial aggregate principal amount, or $2.1 million, were payable on the last day of each quarter beginning March 31, 2014. The Company made $2.1 million principal payments on the Initial Tranche on March 31, 2014 and June 30, 2014.

As described more fully in Note 11, the Company issued 626,295 detachable common stock warrants to the PennantPark Entities in connection with the Initial Tranche with an estimated initial value of approximately $2.4 million on November 27, 2013. The estimated initial value of the warrants was recorded as a discount on the loan and a warrant liability. The associated discount on the loan is being amortized over the initial five year term of the loan.

Additional Tranche

In connection with the acquisition of GUI’s contracts and certain other assets and assumption of certain liabilities on August 6, 2014 as described in Note 7, the Company amended the Initial Tranche PennantPark Loan Agreement, increasing the principal balance of the loan to approximately $68.6 million, comprised of (i) the unpaid principal balance of the Initial Tranche of approximately $37.8 million and (ii) approximately $30.8 million of new borrowing (the “Additional Tranche”). The Additional Tranche was subject to an original issue discount of approximately $769,000, which was recorded as a reduction in note payable and will be amortized over the term of the loan on a straight line basis, which approximates the effective interest rate method. Net proceeds of the Additional Tranche were used to fund the cash portion of the purchase price consideration and fund the original discount. In connection with the Additional Tranche, the Company paid loan fees of approximately $262,000, which were capitalized and will be amortized over the remaining term of the amended loan on a straight line basis, which approximates the effective interest rate method.

The maturity date of the amended loan is November 27, 2018. The interest rate is equal to the sum of (i) the greater of 1.00% or the London Interbank Offered Rate (LIBOR) and (ii) 11.5% (12.5% as of September 30, 2014). Interest is payable quarterly.

Pursuant to the amended loan agreement, the Company made a principal payment of $2.1 million on September 30, 2014. Future principal payments, which are due on the last day of each calendar quarter, are approximately as follows (in thousands):

December 31, 2014 through June 30, 2015	$3,184
September 30, 2015 through September 30, 2017	3,638
December 31, 2017	3,831
March 31, 2018 through September 30, 2018	4,093

Additionally, principal payments equal to 75% of excess cash flow (as defined in the loan agreement) are payable no later than 90 days after the end of each calendar year. Excess cash flow is generally defined as net income before interest, depreciation and amortization, less (i) federal income tax payments, (ii) principal payments attributable to the amended loan agreement, (iii) capital expenditures and, if the Company’s total leverage ratio, exclusive of PCM, is less than 1.5:1, (ii) $4.5 million.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

On or before November 27, 2014, the Company may prepay all or any portion of one lender’s share of the outstanding balance of the Initial Tranche, which represents approximately 27% of the total Initial Tranche, subject to a prepayment premium of 5% of the principal amount prepaid. On or before August 6, 2015, the Company may prepay all or any portion of one lender’s share of the outstanding balance of the Additional Tranche, which represents approximately 27% of the total Additional Tranche, subject to a prepayment premium of 5% of the principal amount prepaid. Thereafter, the Company may prepay all or any portion of the entire outstanding balance of the Initial Tranche and the Additional Tranche, subject to the following prepayment premiums, expressed as a percent of the principal amount prepaid:

Initial Tranche	Additional Tranche	Prepayment Premium
November 28, 2014 to November 27, 2015	August 7, 2015 to August 6, 2016	3%
November 28, 2015 to November 27, 2016	August 7, 2016 to August 6, 2017	2%
November 28, 2016 to November 27, 2017	August 7, 2017 to August 6, 2018	1%

The Company may prepay all or any portion of the entire outstanding balance of the Initial Tranche and the Additional Tranche after November 27, 2017 and August 6, 2018, respectively, with no prepayment premium.

In connection with the Additional Tranche, Company issued 484,260 detachable common stock warrants to the lenders to purchase shares of the Company’s common stock as described in Note 11.

The Company’s obligations for future payments on the loan as of September 30, 2014, based on the interest rate swap rate in effect on that date and with no excess cash flow principal payments, are as follows (in thousands):

	Principal	Interest	Total
2014	$3,184	$2,077	$5,261
2015	13,644	7,300	20,944
2016	14,554	5,523	20,077
2017	14,746	3,704	18,450
2018	20,341	1,775	22,116

	$66,469	$20,379	$86,848

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The loan is secured by the common stock of the Company and each of its wholly and partially owned subsidiaries, excluding Patriot Care Management, Inc. (“PCM”), and guaranteed by GIG and its wholly owned subsidiaries. The Company was in compliance with the following financial covenants as of September 30, 2014. Certain financial covenants for subsequent quarters differ from covenants as of September 30, 2014. For each covenant, the term pro forma means as if the Company, its wholly and partially owned subsidiaries and the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed from GUI were in place and under common ownership for the entire covenant measurement period and the amended loan agreement was entered into effective October 1, 2013.

Financial Covenant	Description
Minimum Consolidated EBITDA	Consolidated pro forma EBITDA, as defined in the Agreement, for the twelve months ended September 30, 2014 of at least $17.7 million

Minimum Interest Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended September 30, 2014 to pro forma interest expense for the same period of at least 200%

Maximum Total Leverage Ratio	The ratio of total outstanding debt as of September 30, 2014 to consolidated pro forma EBITDA for the twelve months ended September 30, 2014 of no more than 375%

Minimum Fixed Charge Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended September 30, 2014 to the sum of pro forma interest expense and pro forma principal payments for the same period of at least 85%.

Loan fees of approximately $1.0 million associated with the Additional Tranche, including loan fees of approximately $769,000 paid to the PennantPark Entities as described above, were capitalized and are being amortized over the term of the amended loan on a straight line basis, which approximates the effective interest rate method.

UBS Credit Agreement

In connection with the acquisition of MCRS Holdings, Inc. on August 6, 2014 as described in Note 8, PCM entered into a loan agreement with UBS Securities LLC for an aggregate amount of $57.0 million with an interest rate equal to the sum of (i) the greater of (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System of the United States plus 0.5% or (b) the London Interbank Offered Rate (LIBOR) plus 1.0% and (ii) 8.0% per annum (11.25% as of September 30, 2014). Interest is payable quarterly. The loan was subject to an original issue discount of approximately $1.7 million, which was recorded as a reduction in note payable and will be amortized over the term of the loan on a straight line basis, which approximates the effective interest rate method. Proceeds of the loan were used to fund the purchase price consideration and the original issue discount.

Pursuant to the amended loan agreement, the Company made a principal payment of approximately $356,000 on September 30, 2014. Future mandatory principal payments, which are due on the last day of each calendar quarter, are approximately as follows (in thousands):

December 31, 2014 through June 30, 2015	$356
September 30, 2015 through March 31, 2019	713

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Additionally, principal payments equal to 35% of excess cash flow (as defined in the loan agreement) for the period from July 1, 2014 through December 31, 2014 are payable no later than March 31, 2015. Principal payments equal to 100% of excess cash flow (as defined in the loan agreement) for the years ended December 31, 2015, 2016, 2017 and 2018 and the nine months ended September 30, 2019 are payable no later than 90 days after the end of each period. Excess cash flow is generally defined as net income before interest, depreciation and amortization, less (i) federal income tax payments, (ii) principal payments attributable to the amended loan agreement, (iii) capital expenditures and, if PCM’s total leverage ratio is less than 4.0:1, (ii) $1.5 million.

On or after August 6, 2015, the Company may prepay all or any portion of one lender’s share of the outstanding balance of the loan, subject to the following prepayment premiums, expressed as a percent of the principal amount prepaid:

Date	Prepayment Premium
August 6, 2015 to August 5, 2016	4%
August 6, 2016 to August 5, 2017	3%

The Company may prepay all or any portion of the entire outstanding balance of the loan after August 5, 2017 with no prepayment premium. In the event of a qualified initial public offering of the Company’s common stock pursuant to a registration statement filed with the Securities and Exchange Commission, the principal balance of the loan shall be prepaid in full and be subject to a prepayment premium of 1%.

The Company’s obligations for future payments on the loan as of September 30, 2014, based on the rate in effect on that date and with no excess cash flow principal payments, are as follows (in thousands):

	Principal	Interest	Total
2014	$356	$1,451	$1,807
2015	2,138	5,952	8,090
2016	2,850	5,564	8,414
2017	2,850	4,989	7,839
2018	2,850	4,280	7,130
2019	45,599	1,728	47,327

	$56,643	$23,964	$80,607

The loan is secured by the common stock of PCM and guaranteed by GIG and its wholly owned subsidiaries. The Company was in compliance with the following financial covenants as of September 30, 2014. Certain financial covenants for subsequent quarters differ from covenants as of September 30, 2014. For each covenant, the term pro forma means as if Patriot Care, Inc. owned PCM for the entire covenant measurement period and the loan agreement was entered into effective October 1, 2013.

Financial Covenant	Description
Minimum Interest Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve months ended September 30, 2014 to pro forma interest expense for the same period of at least 275%

Maximum Total Leverage Ratio	The ratio of total outstanding debt as of September 30, 2014 to consolidated pro forma EBITDA for the twelve months ended September 30, 2014 of no more than 350%

Minimum Fixed Charge Coverage Ratio	The ratio of consolidated pro forma EBITDA for the twelve month ended September 30, 2014 to the sum of pro forma interest expense and pro forma principal payments for the same period of at least 150%

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

In connection with the loan, the Company paid loan fees of approximately $2.7 million which have been capitalized and are being amortized over the term of the amended loan on a straight line basis, which approximates the effective interest rate method.

10.    Supplemental Pro Forma Income Tax Benefit and Pro Forma Loss Per Common Share

The unaudited supplemental pro forma income tax benefit and unaudited supplemental pro forma loss per common share have been presented in accordance with Section 3410.1 (under the headings 3400, Special Applications and 3410, Sub-Chapter S Corporations and Partnerships) of the SEC Division of Corporation Finance Financial Reporting Manual. The unaudited supplemental pro forma income tax benefit and unaudited supplemental pro forma loss per common share give effect to the tax treatment of the Company’s Subchapter S Corporation and limited liability company subsidiaries as if they were subject to federal and state income taxes for the nine months ended September 30, 2013.

As discussed in Note 2, GIG will include the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed in its consolidated federal income tax return for the period from January 1, 2014 to August 6, 2014 and has included the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed in its consolidated federal income tax return for the year ended December 31, 2013. Accordingly, the Company recognized an increase in valuation allowance equal to 100% of the pro forma deferred tax expense attributable to the revenues and expenses associated with the GUI contracts and certain other assets acquired and liabilities assumed for the nine months ended September 30, 2014 and 2013.

The Company’s pro forma income tax rates for the nine months ended September 30, 2013, expressed as a percent of net income before income tax expense, vary from statutory federal income tax rates due to the following (amounts in thousands):

Loss before income tax benefit	$(684)

Income tax expense (benefit) at statutory federal rate	$(233)	34.0%
Tax effect of:
Increase in fair value of warrant liability	102	(14.9)
Difference in tax basis of net identifiable liabilities assumed in acquisition pursuant to Internal Revenue Code §338(h)(10) election	(402)	58.8)
Patriot Captive Management loss not subject to U.S. federal income taxes as a non-U.S.-domiciled company	1	(0.1)
State income tax benefit	(17)	2.5)
Other items, net	11	(1.6)

Pro Forma Income Tax Benefit before Increase in Valuation Allowance	(538)	78.7)
Increase in valuation allowance	1,924	(281.3)

Pro Forma Income Tax Expense	$1,386	(202.6)%

11.    Warrant Redemption Liability

On November 27, 2013, the Company issued 743,730 detachable common stock warrants to one of its previous lenders in exchange for warrants and units in certain subsidiaries of the Company which were held by the previous lender. The warrants have an exercise price of $.001 per share and expire on October 9, 2022. The Company attributed a value to these warrants of approximately $4.5 million as of December 31, 2013. The warrants were exercised by the lender on September 30, 2014 and converted to 743,730 shares of

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

common stock of Patriot National for an exercise price of $.001 per share. Under the terms of the warrant agreement between the Company and the lender, the lender may require the Company to redeem these shares of common stock of Patriot National for cash after November 27, 2018, in an amount equal to the estimated fair value of the stock as determined by an independent appraisal. The Company attributed no value to the redemption liability associated with this common stock as of September 30, 2014, based on the fact that, (i) in the event an initial public offering is not consummated prior to November 27, 2018, the Company’s majority owner, Chairman and Chief Executive Officer has the ability and intent to cause a “Sale of the Company” to occur through a single transaction or a series of related transactions with an independent third party or a group of independent third parties, pursuant to which such independent third party or group of independent third parties acquires (a) a majority of the Company’s common stock on a fully-diluted basis (whether by merger, consolidation, sale or transfer of common stock, reorganization, recapitalization or otherwise) or (b) all or substantially all of the assets of the Company constitutes a sale and (ii) in the event an initial public offering is consummated prior to November 27, 2018, the security holder has waived its put right.

On November 27, 2013, the Company issued 626,295 detachable common stock warrants to new lenders to purchase shares of the Company’s common stock at an exercise price of $2.67 per share. The warrants expire on November 27, 2023. At the fifth anniversary date of the warrants and any time after the eighth anniversary date of the warrants, the warrant holders may require the Company to redeem the warrants for cash, in an amount equal to the estimated fair value of the warrants, as determined by an independent appraisal, less the total exercise price of the redeemed warrants. The Company attributed a value to the warrants of approximately $2.4 million as of both November 27, 2013 and December 31, 2013. The value of the warrants was recorded as a discount on the loan and a warrant liability on November 27, 2013. The discount on the loan is amortized as interest expense over the term of the loan. The Company attributed a value to these warrants of approximately $5.0 million as of September 30, 2014.

On August 6, 2014, in connection with the Additional Tranche described in Note 7, the Company issued 484,260 detachable common stock warrants to the lenders to purchase shares of the Company’s common stock at an exercise price of $2.67 per share. The warrants expire on November 27, 2023. At the fifth anniversary date of the warrants and any time after the eighth anniversary date of the warrants, the warrant holders may require the Company to redeem the warrants for cash, in an amount equal to the estimated fair value of the warrants, as determined by an independent appraisal, less the total exercise price of the redeemed warrants. The Company attributed a value to the warrants of approximately $4.1 million as of August 6, 2014. The value of the warrants was recorded as a discount on the loan and a warrant liability on August 6, 2014. The discount on the loan is amortized as interest expense over the term of the loan. The Company attributed a value to these warrants of approximately $3.8 million as of September 30, 2014.

The estimated value of the redeemable warrants is reflected as warrant redemption liability in the accompanying combined balance sheets as of September 30, 2014 and December 31, 2013, and the change in the liability is reflected as an increase (decrease) in fair value of warrant redemption liability in the accompanying combined statements of operations for the nine months ended September 30, 2014 and 2013. In estimating the value of the redeemable warrants and common stock, giving consideration to all valuation approaches and methods in its analysis and ultimately relying on a variety of established appraisal methods and techniques, applying the guideline public company method in combination with the discounted future returns method and, as appropriate, the option pricing model using Black Scholes.

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

12.    Fair Value Measurement of Financial Liabilities

With respect to the Company’s financial liabilities, which include notes payable, capital lease obligation and warrant redemption liability, the Company has adopted current accounting guidance which establishes the authoritative definition of fair value, establishes a framework for measuring fair value, creates a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. This guidance defines fair value as the price that would be paid to warrant redemption liability in an orderly transaction between market participants at the measurement date. As required under current accounting guidance, the Company has identified and disclosed its financial assets in a fair value hierarchy, which consists of the following three levels:

Definition
Level 1	Observable unadjusted quoted prices in active markets for identical securities.

Level 2	Observable inputs other than quoted prices in active markets for identical securities, including:

	(i)	quoted prices in active markets for similar securities.

	(ii)	quoted prices for identical or similar securities in markets that are not active.

	(iii)	inputs other than quoted prices that are observable for the security (e.g., interest rates, yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, credit risks and default rates.

	(iv)	inputs derived from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs, including the reporting entity’s own data, as long as there is no contrary data indicating market participants would use different assumptions.

The Company’s notes payable, capital lease obligation and warrant redemption liability, for which carrying values were equal to fair values, classified by level within the fair value hierarchy, was as follows as of September 30, 2014 and December 31, 2013 (in thousands):

	Fair Value Measurement, Using
September 30, 2014	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Notes payable	$—	$—	$113,815	$113,815
Capital lease obligation	—	—	5,341	5,341
Warrant redemption liability	—	—	8,799	8,799

Total	$—	$—	$127,955	$127,955

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Fair Value Measurement, Using
December 31, 2013	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Notes payable	$—	$—	$38,514	$38,514
Capital lease obligation	—	—	6,816	6,816
Warrant redemption liability	—	—	6,934	6,934

Total	$—	$—	$52,264	$52,264

The following is a reconciliation of the fair value of the Company’s financial liabilities that were measured using significant unobservable (Level 3) inputs (in thousands):

Nine months ended September 30, 2014	Notes Payable	Capital Lease Obligation	Warrant Redemption Liability	Total
Fair value, January 1, 2014	$38,514	$6,816	$6,934	$52,264
Issuance of note payable	55,290	—	—	55,290
Issuance of note payable associated with acquisition of assets and liabilities of GUI	30,000	—	—	30,000
Repayment of notes payable	(6,656)	—	—	(6,656)
Amortization of warrant and original issue discount on notes payable	789		—	789
Change in capital lease obligation assumed from GUI	—	(1,304)	—	(1,304)
Repayment of capital lease obligation	—	(189)	—	(188)
Change in accrued interest on capital lease obligation	—	17	—	17
Warrants subject to redemption liability issued	(4,122)	—	4,122	—
Decrease in fair value of common stock and warrant redemption liability	—	—	(2,257)	(2,257)

Fair Value, September 30, 2014	$113,815	$5,341	$8,799	$127,955

Nine months ended September 30, 2013	Notes Payable	Capital Lease Obligation	Warrant Redemption Liability	Total
Fair value, January 1, 2013	$4,712	$—	$3,400	$8,112
Amortization of warrant and original issue discount on note payable	688	—	—	688
Change in accrued interest on note payable	65	—	—	65
Increase in fair value of common stock and warrant redemption liability	—	—	300	300

Fair Value, September 30, 2013	$5,465	$—	$3,700	$9,165

Patriot National, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

13.    Changes Relating to Proposed Initial Public Offering

On December 15, 2014, the Company filed a registration statement with the U.S. Securities Exchange Commission under the Securities Act of 1933 in connection with a proposed initial public offering of its common stock. Immediately prior to the completion of the proposed initial public offering, the Company plans to amend its certificate of incorporation to authorize a total of 1,000,000,000 shares of common stock, par value $.001 per share, and a total of 100,000,000 shares of preferred stock.

On January 14, 2015, the Company’s board of directors declared a 15 to 1 stock split of the outstanding common stock, maintaining a par value of $.001 after the split, and the Company filed an amendment to its certificate of incorporation to effect the split. The stock split was effective immediately upon filing of the amendment. All consolidated financial statements and per share amounts have been retroactively adjusted for the above amendment to authorized shares and stock split, maintaining the par value at $0.001 per share.

In connection with the Company’s proposed initial public offering, the Compensation Committee of the board of directors approved the grant of 10-year options to purchase an aggregate 1,030,591 shares of common stock to executive officers and certain other employees of the Company. In connection with the Company’s proposed initial public offering, the Compensation Committee of the board of directors also approved the grant of 475,628 shares of restricted stock and 125,020 restricted stock units to executive officers and certain other employees of the Company. The options, restricted shares and restricted stock units granted to executive officers and employees vest ratably over three years (other than 292,900 shares of restricted stock which vest within 180 days of this offering), and the options, restricted shares and restricted stock units granted to non-employee directors vest ratably over two years. The exercise price for the options issued to both employees and non-employee directors will be equal to the price of the Company’s common stock upon the initial public offering. The total number of shares that may be issued under the plan approved by the Compensation Committee of the board of directors is 2,824,968 shares.

In connection with the initial public offering, the Company expects to enter into a new senior secured credit facility (the “senior secured credit facility”) in the aggregate principal amount of up to $80.0 million, comprised of a $40.0 million revolving credit facility and a $40.0 million term loan facility, with a third party lender. The Company has received a commitment letter from such third party lender relating to this senior secured credit facility. The Company cannot assure that it will enter into this senior secured credit facility on terms acceptable to it or at all, or that if it does so that it will be able to borrow all or any of the amounts committed thereunder. The closing of the initial public offering is not conditioned upon the Company’s entry into the senior secured credit facility. Concurrently with the consummation of the initial public offering, assuming the Company enters into the senior secured credit facility, the Company intends to make borrowings of $40.0 million (or approximately $37.7 million net of loan fees). The Company intends to use these borrowings, together with the net proceeds from the initial public offering, to repay outstanding amounts under the Company’s existing loan agreements and for general corporate purposes.

Independent Auditors’ Report

To the Stockholder of MCRS Holdings, Inc.

We have audited the accompanying consolidated financial statements of MCRS Holdings, Inc. (“MCRS”), a wholly owned subsidiary of MCMC Holdings, LLC, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCRS Holdings, Inc. as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Notes 1 and 12 to the consolidated financial statements, MCRS is a wholly owned subsidiary of MCMC Holdings, and enters into significant related party transactions with MCMC Holdings, LLC. MCRS’s financial condition or its results of operations may not be indicative of conditions that would have been obtained if MCRS had been operated as an unaffiliated corporation.

/s/ Mayer Hoffman McCann P.C.

October 3, 2014

Boston, Massachusetts

MCRS Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
Assets
Current assets:
Cash	$3,833,277	$979,052
Accounts receivable, net of allowance for doubtful accounts of $2,240,649 and $737,005, respectively	8,114,568	7,305,873
Prepaid expenses and other current assets	450,404	584,608
Federal and state income tax receivable	951,932	—
Deferred tax asset	923,405	456,808

Total current assets	14,273,586	9,326,341
Property and equipment, net	117,716	2,496,554
Goodwill	60,192,446	66,332,210
Intangible assets, net	66,647,918	81,999,918
Other assets	45,258	95,427

Total assets	$141,276,924	$160,250,450

Liabilities and Stockholder’s Equity
Current liabilities:
Line of credit	$5,000,000	$5,000,000
Current portion of long-term debt	1,000,000	—
Current contingent payments	—	1,454,936
Accounts payable	149,711	1,226,377
Federal and state income taxes payable	—	43,920
Due to MCMC Holdings, LLC	8,496,301	19,175,877
Accrued compensation and benefits	192,705	765,668
Accrued expenses and other liabilities	3,542,500	342,352

Total current liabilities	18,381,217	28,009,130
Long-term debt	69,474,515	70,474,515
Long-term contingent payments	11,928,000	10,858,000
Deferred rent	17,050	131,563
Capital lease obligation	—	17,895
Deferred tax liability	25,812,019	32,566,722

Total liabilities	125,612,801	142,057,825

Stockholder’s Equity
Common stock, $.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	10	10
Paid-in capital	17,050,000	17,050,000
Retained earnings (accumulated deficit)	(1,385,887)	1,142,615

Total Stockholder’s Equity	15,664,123	18,192,625

Total liabilities and stockholder’s equity	$141,276,924	$160,250,450

See accompanying notes to the consolidated financial statements.

MCRS Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2013	2012
Net sales	$42,125,445	$47,240,245
Cost of services	19,607,967	17,950,943

Gross profit	22,517,478	29,289,302

Operating expenses:
General and administrative expenses	5,039,812	1,884,017
Depreciation and amortization expense	11,523,167	10,591,544

Total operating expenses	16,562,979	12,475,561

Income (loss) from operations	5,954,499	16,813,741

Other expenses:
Interest expense, net	(9,892,193)	(9,664,751)
Management fee and other, net	(1,941,030)	(2,773,000)

Total other expenses	(11,833,223)	(12,437,751)

Income (loss) before provision for (benefit from) income taxes	(5,878,724)	4,375,990
Provision for (benefit from) income taxes	(1,651,416)	2,468,662

Net income (loss)	$(4,227,308)	$1,907,328

See accompanying notes to the consolidated financial statements.

MCRS Holdings, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

Years Ended December 31, 2013 and 2012

	Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Units	Amount

Balance, January 1, 2012	1,000	$10	$17,050,000	$(764,713)	$16,285,297
Net income	—	—	—	1,907,328	1,907,328

Balance, December 31, 2012	1,000	10	17,050,000	1,142,615	18,192,625
Transfer of net deficit of CompPartners, Inc. (Note 12)	—	—	—	1,698,806	1,698,806
Net loss	—	—	—	(4,227,308)	(4,227,308)

Balance, December 31, 2013	1,000	$10	$17,050,000	$(1,385,887)	$15,664,123

See accompanying notes to the consolidated financial statements.

MCRS Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$(4,227,308)	$1,907,328
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,523,167	10,591,544
Bad debt expense	1,711,372	140,000
Accretion on contingent obligations	1,388,503	974,000
Deferred rent	(4,695)	(8,478)
Provision for deferred income tax benefits	(4,691,356)	(3,602,789)
Changes in:
Accounts receivable	(4,318,988)	(2,538,946)
Prepaid expenses and other current assets	(18,356)	(247,619)
Other assets	3,000	—
Accounts payable and accrued expenses	2,545,935	(1,062,916)
Federal and state income taxes receivable or payable	(985,852)	(5,055,060)

Net cash provided by operating activities	2,925,422	1,097,064

Cash flows from investing activities:
Additions to property and equipment	—	(31,897)
Cash paid for acquisition of CompPartners, Inc.	—	(10,000,000)
Cash impact of transfer of net assets of CompPartners, Inc. to MCMC Holdings, LLC	(204,361)	—
Repayment of note receivable—related party	—	(2,460,344)

Cash used in investing activities	(204,361)	(12,492,241)

Cash flows from financing activities:
Principal payments on long-term debt	—	(2,019,235)
Net proceeds under line of credit agreement	—	5,000,000
Due to MCMC Holdings, LLC	133,164	933,365

Net cash provided by financing activities	133,164	3,914,130

Net increase (decrease) in cash	2,854,225	(7,481,047)
Cash, beginning	979,052	8,460,099

Cash, ending	$3,833,277	$979,052

See accompanying notes to the consolidated financial statements.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations and Summary of Significant Accounting Policies

MCRS Holdings, Inc. (“MCRS”) was a wholly owned subsidiary of MCMC Holdings, LLC (the “Parent” or “MCMC”), a managed care service organization, for the years ended December 31, 2013 and 2012. MCRS was acquired by a subsidiary of Patriot National, Inc. on August 6, 2014 and was renamed Patriot Care Holdings, Inc. These consolidated financial statements represent the financial results of MCRS as of and for the years ended December 31, 2013 and 2012, during which time MCRS operated as a subsidiary of MCMC.

MCRS Holdings, Inc. is a national managed care services. MCRS provides managed care and cost containment services to insurance carriers and self-insured employers. MCRS’s services include utilization review, telephonic nurse case management, and medical bill review.

A summary of the accounting policies consistently applied in the consolidated financial statements follows:

Financial Statement Preparation

The preparation of MCRS’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates include the allowance for doubtful accounts receivable, useful lives of property and equipment, goodwill and intangible assets, accrued liabilities, deferred taxes and liabilities for contingent payments. Actual results could differ from those estimates.

The financial statements of MCRS are presented based on the accounting records as a subsidiary of the Parent. As such, the financial statements are not necessarily indicative of the financial position, results of operations and cash flows that might have occurred had the operations of MCRS been an independent entity not integrated into the Parent’s other operations. Certain corporate and debt costs have been allocated by the Parent to MCRS.

Principles of Consolidation

For the year ended December 31, 2013, the consolidated financial statements of MCRS include the results of its wholly owned subsidiaries Managed Care Risk Services Inc., MCRS Group, and Managed Care Risk Services Holdings and the operating results of CompPartners, Inc. (“CP”) for the period January 1, 2013 through July 31, 2013, the effective date that CP was contributed to the Parent.

For the year ended December 31, 2012, the consolidated financial statements of MCRS include the results of its wholly owned subsidiaries Managed Care Risk Services Inc., MCRS Group, Managed Care Risk Services Holdings and CP and the operating results of CP for the period December 20, 2012 to December 31, 2012. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to operations and an

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

increase to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collections efforts are written off against the allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost. Property and equipment that was acquired in business combinations are initially recorded at their estimated fair market values. Depreciation and amortization is provided using the straight-line method over the following useful lives:

Leasehold improvements	Term of the lease
Artwork	Indefinite
Furniture	7 years
Vehicles	5 years
Office equipment	5 years
Computer equipment and software	3 to 7 years

Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

Goodwill, Intangible Assets and Deferred Financing Costs

Goodwill consists of the excess cost of purchased assets and liabilities assumed over their fair values at the date of acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. Management has assessed impairment of its goodwill and determined that no impairment exists at December 31, 2013 and 2012.

Specifically identifiable intangible assets consist of customer contracts, non-compete agreements and deferred financing costs, all of which are being amortized over 2 to 10 years on a straight-line basis. Recoverability of these intangible assets is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may not exceed fair value and is adjusted accordingly. Management has assessed impairment of its intangible assets and determined that no impairment exists at December 31, 2013 and 2012.

MCRS used a combination of income valuation approaches and the market valuation approaches to measure the fair value of its acquired assets and for the purposes of evaluating impairment. Under the income valuation methodology, fair value was based on the present value of the estimated future cash flows that MCRS is expected to generate over the acquired asset’s remaining estimated life. In applying this approach, MCRS was required to make estimates of future operating trends, judgments about discount rates and other assumptions. Under the market valuation approach, the fair value of MCRS and its reporting units is based on comparable industry data and comparable market transactions.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred financing costs are costs incurred in conjunction with debt financing, which have been capitalized and are amortized on a straight-line basis over the term of the debt, which approximates the effective interest method.

Fair Value Measurements

MCRS reports certain assets and liabilities at fair value on a recurring and nonrecurring basis depending on the underlying accounting policy for the particular item in accordance with fair value measurement standards. Nonrecurring measurements include the fair value of assets and liabilities acquired in business combinations and fair value assumptions for impairment considerations. These standards require an entity to maximize the use of observable inputs (such as quoted prices in active markets) and minimize the use of unobservable inputs (such as appraisals or valuation techniques) to determine fair value. Instruments measured and reported at fair value are classified and disclosed in one of the following categories, with Level 1 being the highest level of input:

Level 1—are quoted prices in active markets for identical investments that MCRS has the ability to access at the measurement or reporting date.

Level 2—are inputs (other than quoted prices in active markets included within Level 1), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3—are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect MCRS’s own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. MCRS’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Management has determined that fair value approximates carrying value for accounts receivable, notes receivable and accounts payable given the short-term nature of these instruments. The fair value of such instruments has been derived, in part, by management’s assumptions, utilizing Level 2 inputs.

Contingent Payments

Contingent payments represent the estimated fair value of future payments due resulting from previous business combinations. The long-term contingent payment represents the estimated fair value of contingent consideration that is due in 2019 if certain contracts are renewed at that time. This obligation was recognized at the date of the acquisition in accordance with Accounting Standards Codification No. 805, Business Combinations, Section 805-20-25. The liability was estimated based on the net present value of the contingent payment using a discount rate of 9.6% which was derived from the Parent’s borrowing rates. Accretion expense for the long-term contingent payments was $1,070,000 and $974,000 for the years ended December 31, 2013 and 2012, respectively.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

MCRS recognizes revenue when services are performed for clients, persuasive evidence of the arrangement exists, pricing is fixed and determinable and collection is reasonably assured.

Income Taxes

MCRS accounts for income taxes in accordance with the liability method. Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statements and income tax bases of assets and liabilities.

Accounting for Uncertain Tax Positions

MCRS accounts for the effect of any uncertain tax positions based on a “more likely than not” threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a “cumulative probability assessment” that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

MCRS has assessed its tax positions has and has determined them to be highly certain, therefore, no reserve for unrecognized tax liabilities is deemed necessary. MCRS files income tax returns for U.S. Federal income tax purposes and in various states. MCRS is currently under the Internal Revenue Service (“IRS”) examination for the year ended December 31, 2011. MCRS’s Federal and state income tax returns are generally open for examination for three years from the date filed.

Note 2—Concentration of Credit Risk

MCRS maintains its cash at various financial institutions which, at times, may exceed federally insured limits. MCRS has not incurred any significant losses in such accounts.

For the years ended December 31, 2013 and 2012, three customers accounted for approximately 88% and 99%, respectively, of MCRS’s revenue and at December 31, 2013 and 2012 the same three customers accounted for approximately 68% and 100%, respectively, of MCRS’s accounts receivable.

Note 3—Acquisition

On December 20, 2012, MCRS acquired 100% of the stock of CompPartners, Inc., and paid a total of $10,000,000 in consideration.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values at acquisition are summarized as follows:

Accounts receivable, net	$2,399,498
Fixed assets	335,636
Other assets	274,707
Customer lists	2,800,000
Trade names	1,500,000
Acquired technology	2,000,000
Non-compete agreements	500,000
Goodwill	6,139,763
Accounts payable	(1,398,710)
Accrued expenses	(435,578)
Contingent payments	(1,454,936)
Net deferred tax liabilities	(2,529,943)
Other liabilities assumed	(130,437)

Total	$10,000,000

The assets and liabilities have been recorded at fair value per the policies in Note 1. The contingent payment has been measured at fair value based on management’s assessment of the likelihood of achieving the related earnings and other milestones. The maximum contingent consideration to be paid related to the acquisition is $2,000,000. During 2013, certain performance targets were not met by CompPartners, Inc. which resulted in a payment of $998,970 by the former owners of CompPartners, Inc. to MCRS and this amount is included in other expense, net in the consolidated statements of operations.

Note 4—Property and Equipment

Property and equipment consists of the following at December 31:

	2013	2012
Artwork	$4,770	$4,770
Furniture and equipment	17,000	38,330
Computer equipment	152,126	225,344
Computer software	40,039	286,830
Internally developed software and acquired technology	—	2,000,000

	213,935	2,555,274
Less accumulated depreciation and amortization	(96,219)	(58,720)

Property and equipment, net	$117,716	$2,496,554

Depreciation and amortization expense was $535,067 and $39,544 for the years ended December 31, 2013 and 2012, respectively.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5—Intangible Assets

Intangible assets consists of the following at December 31:

	Cost	2013 Accumulated Amortization	Net Book Value
Non-compete agreements	$8,300,000	$(4,150,000)	$4,150,000
Customer contracts	80,100,000	(20,025,000)	60,075,000
Deferred financing costs	4,602,718	(2,179,800)	2,422,918

Total	$93,002,718	$(26,354,800)	$66,647,918

	Cost	2012 Accumulated Amortization	Net Book Value
Non-compete agreements	$8,800,000	$(2,490,000)	$6,310,000
Customer lists/relationships	82,900,000	(12,015,000)	70,885,000
Trade names	1,500,000	—	1,500,000
Deferred financing costs	4,602,718	(1,297,800)	3,304,918

Total	$97,802,718	$(15,802,800)	$81,999,918

Total amortization expense for deferred financing costs was $882,000 and $882,000 for the years ended December 31, 2013 and 2012, respectively.

Total amortization expense for all intangible assets was $10,988,100 and $10,552,000 for the years ended December 31, 2013 and 2012, respectively. Future amortization expense is as follows:

2014	$10,552,000
2015	10,552,000
2016	9,498,918
2017	8,010,000
2018	8,010,000
Thereafter	20,025,000

$66,647,918

Note 6—Lines of Credit

MCRS’s Parent has a revolving line of credit agreement with Madison Capital with a maximum borrowing capacity of $10,000,000. The line of credit carries an interest rate equal to the London Inter-Bank Offer Rate (“LIBOR”) floor plus 6% (7.5% at December 31, 2013). There was $5,000,000 outstanding on the line of credit at December 31, 2013 and 2012, which has been allocated to MCRS by the Parent. The revolving line of credit is collateralized by all the assets of the Parent and MCRS (see Note 7). The line of credit has an unused facilities fee equal to 0.5% of the portion not used and expires in September 2016.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7—Long-Term Debt

The Parent has in place a term loan and security agreement with LBC and Madison Capital in the amount of $100,000,000. The amounts in the table below related to the term loan have been allocated to MCRS by the Parent.

Long-term debt consists of the following at December 31:

	2013	2012
Term loan payable to Madison Capital, as a lender and agent for all lenders, at LIBOR floor plus 6.0% (7.5% at December 31, 2013 and 2012), quarterly principal payments by the Parent ranging from $1,167,188 to $2,075,000 are due on the last day of March, June, September and December until September 30, 2016. Payments commenced on September 30, 2011. The note is senior to the LBC note and has a maturity date of September 30, 2016 and is collateralized by a pledge of all assets of the Parent and MCRS Holdings, Inc .	$35,474,515	$35,474,515

Subordinated note payable to LBC, as a lender and agent for all lenders, at 13.5%. There are no scheduled principal payments. The note is subordinated to the Madison note and has a maturity date of March 31, 2017 and is collateralized by a pledge of all assets of the Parent and MCRS Holdings, Inc .	35,000,000	35,000,000

	70,474,515	70,474,515
Less current portion of long-term debt	(1,000,000)	—

	$69,474,515	$70,474,515

Principal payments of the term loan are allocated by the Parent to MCRS. Term loan payments of $1,000,000 were allocated to MCRS through August 6, 2014. Future principal payments due under these debt agreements for the years ending December 31 are as follows:

2014	$1,000,000
2015	8,300,000
2016	26,174,515
2017	35,000,000

Total	$70,474,515

MCRS’s loans are subject to certain debt covenants, computed at the Parent level, including limitations on capital expenditures and minimum debt service coverage ratios. At December 31, 2013 and 2012, MCRS’s Parent was in compliance with the debt covenants. The loans are also subject to accelerated payments based on a predetermined formula based on excess cash flow. Management believes the carrying value of MCRS’s debt approximates fair value at December 31, 2013 based on market rates of interest available to the Parent.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8—Income Taxes

The components of the provision for (benefit from) income taxes for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current:
Federal	$2,455,336	$5,314,556
State	584,604	756,894

	3,039,940	6,071,450

Deferred:
Federal	(3,841,970)	(3,288,393)
State	(849,386)	(314,395)

	(4,691,356)	(3,602,788)

Provision for (benefit from) income taxes	$(1,651,416)	$2,468,662

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of MCRS’s net deferred income taxes are as follows at December 31, 2013 and 2012:

	2013	2012
Deferred tax assets:
Current:
Accounts receivable	$888,205	$294,802
Accrued liabilities	35,200	162,006

Total current deferred tax assets	$923,405	$456,808

Noncurrent deferred tax assets:
Deferred rent	$—	$42,898

Total noncurrent deferred tax assets	—	42,898

Deferred tax liabilities:
Noncurrent:
Intangible assets	(25,738,623)	(32,419,210)
Property and equipment	(73,396)	(190,410)

Total noncurrent deferred tax liabilities	(25,812,019)	(32,609,620)

Net noncurrent deferred tax liabilities	$(25,812,019)	$(32,566,722)

Accounting standards relative to deferred taxes require a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all of the evidence, both positive and negative, management has determined that a valuation allowance for the deferred tax assets is not necessary at December 31, 2013 and 2012. MCRS’s effective tax rate differs from statutory rates primarily due to permanent items that are not deductible for income tax purposes.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9—Operating Leases

MCRS leases office space under a non-cancelable operating leases expiring in February 2016. Future minimum rental commitments under non-cancelable operating obligations are as follows:

2014	$271,544
2015	271,544
2016	45,257

$588,345

Rent expense was $570,417 and $279,731 for the years ended December 31, 2013 and 2012, respectively.

Note 10—Savings and Profit-Sharing Plan

MCRS’s Parent sponsors a savings and profit-sharing plan, which covers all employees who are at least eighteen years old and have completed three months of service. Under the plan, the employees may make voluntary contributions up to a percentage of their salary. The Parent may make discretionary contributions to the plan. No discretionary contributions were made for the years ended December 31, 2013 and 2012.

Note 11—Commitments and Contingencies

As part of past acquisitions, the Parent and MCRS have entered into various employment agreements with key employees of the acquired companies. These agreements range from one to four years and contain standard terms including base salary, incentive plans and benefits.

MCRS is subject to various claims and suits that arise in the ordinary course of its business activities. In the opinion of management, MCRS’s liability insurance is sufficient to cover any liability resulting from such claims.

In January 2014, MCRS executed an agreement with a significant customer. In return for a $3,000,000 payment by MCRS, MCRS received payment of past due receivables, a settlement of certain disputes with the customer as well as agreement on fees for the customer and its affiliates through December 31, 2013, and an award of a new significant business contract. In connection with such agreement, MCRS accrued $3,000,000 at December 31, 2013 and this amount is reported as a reduction of revenue in the accompanying consolidated statements of operations.

Note 12—Related Party Transactions

Due to MCMC Holdings, LLC reported on the consolidated balance sheets represents amounts charged or allocated to MCRS by the Parent, and certain funding by the Parent. Interest is not charged on these amounts and there are no formal repayment terms. The Parent charged to MCRS management fees of $2,940,000 and $2,773,000 for the years ended December 31, 2013 and 2012, respectively.

For the years ended December 31, 2013 and 2012, revenues included approximately $37,060,000 and $47,000,000, respectively, from two customers that are related parties in that certain owners of the customers’ parent companies also hold equity units of the Parent.

MCRS Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2012, MCRS had a note receivable from a related party in the amount of $2,450,000 that carried an interest rate of 9.5%. Certain owners of the related party were also holders of equity units of the Parent. The note was repaid in full in June 2012.

Effective July 31, 2013, CP was transferred to the Parent due to certain legal entity restructuring at the Parent. In connection with this transfer, the net assets of CP were transferred to the Parent and an intercompany payable of $10,000,000 to the Parent was forgiven by the Parent. This transfer is presented as a transfer of the net deficit of CP in the consolidated statements of shareholder’s equity for the year ended December 31, 2013. Included in the consolidated results of operations of MCRS are revenue and a net loss for CP of $5,067,628 and $(1,720,906), respectively, for the year ended December 31, 2013 and revenue and net income of $240,956 and $22,100, respectively, for the year ended December 31, 2012. A summary of the net assets transferred is as follows:

Cash	$204,361
Accounts receivable, net	1,798,921
Other current assets	152,560
Property and equipment, net	1,843,771
Intangible assets, net	4,363,900
Goodwill, net	6,139,764
Other assets	47,169
Intercompany payables	(10,812,740)
Accounts payable	(683,291)
Accrued expenses	(449,838)
Contingent payments	(1,773,439)
Net deferred tax liabilities	(2,529,944)

Net	$(1,698,806)

Note 13—Cash Flows—Supplemental Disclosures

Interest paid was $8,490,315 and $8,800,230 for the years ended December 31, 2013 and 2012, respectively.

State taxes paid were $825,984 and $1,391,366 for the years ended December 31, 2013 and 2012, respectively. Federal income taxes paid were $3,200,000 and $8,500,000 for the years ended December 31, 2013 and 2012, respectively.

Note 14—Subsequent Events

MCRS was sold to Patriot Care, Inc. on August 6, 2014. Subsequent to the sale, MCRS was renamed Patriot Care Holdings, Inc.

MCRS has evaluated subsequent events through October 3, 2014, the date that the financial statements were available to be issued and has concluded that, other than the items discussed above and in Note 11, there were no events that require adjustment to or disclosure in the consolidated financial statements.

MCRS Holdings, Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash	$2,105,502	$3,833,277
Accounts receivable, net of allowance for doubtful accounts of $2,245,887 and $2,240,649, respectively	3,821,929	8,114,568
Prepaid expenses and other current assets	448,833	450,404
Federal and state income tax receivable	84,480	951,932
Deferred tax asset	947,349	923,405

Total current assets	7,408,093	14,273,586
Property and equipment, net	99,501	117,716
Goodwill	60,192,446	60,192,446
Intangible assets, net	61,371,918	66,647,918
Other assets	45,258	45,258

Total assets	$129,117,216	$141,276,924

Liabilities and Stockholder’s Equity
Current liabilities:
Line of credit	$5,000,000	$5,000,000
Current portion of long-term debt	—	1,000,000
Accounts payable	106,641	149,711
Due to MCMC Holdings, LLC	1,810,873	8,496,301
Accrued compensation and benefits	252,593	192,705
Accrued expenses and other liabilities	693,815	3,542,500

Total current liabilities	7,863,922	18,381,217
Long-term debt	69,474,515	69,474,515
Long-term contingent payments	12,501,000	11,928,000
Deferred rent	13,115	17,050
Deferred tax liability	23,878,019	25,812,019

Total liabilities	113,730,571	125,612,801

Stockholder’s Equity
Common stock, $.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	10	10
Paid-in capital	17,050,000	17,050,000
Accumulated deficit	(1,663,365)	(1,385,887)

Total Stockholder’s Equity	15,386,645	15,664,123

Total liabilities and stockholder’s equity	$129,117,216	$141,276,924

See accompanying notes to the unaudited consolidated financial statements.

MCRS Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Six Months Ended June 30,
	2014	2013
Net sales	$20,096,617	$22,548,365
Cost of services	8,182,922	11,748,988

Gross profit	11,913,695	10,799,377

Operating expenses:
General and administrative expenses	756,556	4,115,433
Depreciation and amortization expense	5,294,215	6,096,739

Total operating expenses	6,050,771	10,212,172

Income from operations	5,862,924	587,205

Other expenses
Interest expense, net	(4,468,468)	(5,048,423)
Management fee	(1,470,000)	(1,200,000)

Total other expenses	(5,938,468)	(6,248,423)

Loss before provision for (benefit from) income taxes	(75,544)	(5,661,218)
Provision for (benefit from) income taxes	201,934	(2,345,891)

Net loss	$(277,478)	$(3,315,327)

See accompanying notes to the unaudited consolidated financial statements.

MCRS Holdings, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (UNAUDITED)

Six Months Ended June 30, 2014 and 2013

	Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Units	Amount

Balance, January 1, 2013	1,000	$10	$17,050,000	$1,142,615	$18,192,625
Net loss	—	—	—	(3,315,327)	(3,315,327)

Balance, June 30, 2013	1,000	$10	$17,050,000	$(2,172,712)	$14,877,298

Balance, January 1, 2014	1,000	$10	$17,050,000	$(1,385,887)	$15,664,123
Net loss	—	—	—	(277,478)	(277,478)

Balance, June 30, 2014	1,000	$10	$17,050,000	$(1,663,365)	$15,386,645

See accompanying notes to the unaudited consolidated financial statements.

MCRS Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities:
Net loss	$(277,478)	$(3,315,327)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,294,215	6,096,739
Bad debt expense	59,861	1,690,793
Accretion on contingent obligations	573,000	522,000
Deferred rent	(3,935)	(4,053)
Provision for deferred income tax benefits	(1,957,944)	(3,167,839)
Changes in:
Accounts receivable	4,232,778	(2,462,556)
Prepaid expenses and other current assets	1,571	(67,508)
Other assets	—	2,999
Accounts payable and accrued expenses	(2,831,867)	2,742,628
Federal and state income taxes receivable or payable	867,452	(1,701,782)

Net cash provided by operating activities	5,957,653	336,094

Cash flows from financing activities:
Principal payments on long-term debt	(1,000,000)	—
Due to MCMC Holdings, LLC	(6,685,428)	22,858

Cash provided by (used in) financing activities	(7,685,428)	22,858

Net increase (decrease) in cash	(1,727,775)	358,952
Cash, beginning	3,833,277	979,052

Cash, ending	$2,105,502	$1,338,004

See accompanying notes to the unaudited consolidated financial statements.

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations and Summary of Significant Accounting Policies

MCRS Holdings, Inc. (“MCRS”) was a wholly owned subsidiary of MCMC Holdings, LLC (the “Parent” or “MCMC”), a managed care service organization, for the six months ended June 30, 2014 and 2013. MCRS was acquired by a subsidiary of Patriot National, Inc. on August 6, 2014 and was renamed Patriot Care Holdings, Inc. These unaudited consolidated financial statements represent the financial results of MCRS as of and for the six months ended June 30, 2014 and 2013, during which time MCRS operated as a subsidiary of MCMC.

The accompanying unaudited consolidated financial statements of MCRS do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America. The consolidated financial statements and notes herein are unaudited, but in the opinion of management, include all the adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and cash flows of the MCRS. The preparation of unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

These unaudited consolidated statements should be read in conjunction with the audited consolidated financial statements and notes thereto. The consolidated results of operations for the interim periods shown herein are not necessarily indicative of the results to be expected for any future interim period or for the entire year.

MCRS Holdings, Inc. is a national managed care services. MCRS provides managed care and cost containment services to insurance carriers and self-insured employers. MCRS’s services include utilization review, telephonic nurse case management, and medical bill review.

A summary of the accounting policies consistently applied in the consolidated financial statements follows:

Financial Statement Preparation

The preparation of MCRS’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates include the allowance for doubtful accounts receivable, useful lives of property and equipment, goodwill and intangible assets, accrued liabilities, deferred taxes and liabilities for contingent payments. Actual results could differ from those estimates.

The financial statements of MCRS are presented based on the accounting records as a subsidiary of the Parent. As such, the financial statements are not necessarily indicative of the financial position, results of operations and cash flows that might have occurred had the operations of MCRS been an independent entity not integrated into the Parent’s other operations. Certain corporate and debt costs have been allocated by the Parent to MCRS.

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of Consolidation

For the six months ended June 30, 2014, the consolidated financial statements of MCRS include the results of its wholly owned subsidiaries Managed Care Risk Services Inc., MCRS Group, and Managed Care Risk Services Holdings.

For the six months ended June 30, 2013, the consolidated financial statements of MCRS include the results of its wholly owned subsidiaries Managed Care Risk Services Inc., MCRS Group, and Managed Care Risk Services Holdings and the operating results of CompPartners, Inc. (“CP”). Effective July 31, 2013, CP was contributed to the Parent. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to operations and an increase to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collections efforts are written off against the allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost. Property and equipment that was acquired in business combinations are initially recorded at their estimated fair market values. Depreciation and amortization is provided using the straight-line method over the following useful lives:

Leasehold improvements	Term of the lease
Artwork	Indefinite
Furniture	7 years
Vehicles	5 years
Office equipment	5 years
Computer equipment and software	3 to 7 years

Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

Goodwill, Intangible Assets and Deferred Financing Costs

Goodwill consists of the excess cost of purchased assets and liabilities assumed over their fair values at the date of acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit.

Specifically identifiable intangible assets consist of customer contracts, non-compete agreements and deferred financing costs, all of which are being amortized over 2 to 10 years on a straight-line basis.

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recoverability of these intangible assets is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may not exceed fair value and is adjusted accordingly.

MCRS used a combination of income valuation approaches and the market valuation approaches to measure the fair value of its acquired assets and for the purposes of evaluating impairment. Under the income valuation methodology, fair value was based on the present value of the estimated future cash flows that MCRS is expected to generate over the acquired asset’s remaining estimated life. In applying this approach, MCRS was required to make estimates of future operating trends, judgments about discount rates and other assumptions. Under the market valuation approach, the fair value of MCRS and its reporting units is based on comparable industry data and comparable market transactions.

Deferred financing costs are costs incurred in conjunction with debt financing, which have been capitalized and are amortized on a straight-line basis over the term of the debt, which approximates the effective interest method.

Fair Value Measurements

MCRS reports certain assets and liabilities at fair value on a recurring and nonrecurring basis depending on the underlying accounting policy for the particular item in accordance with fair value measurement standards. Nonrecurring measurements include the fair value of assets and liabilities acquired in business combinations and fair value assumptions for impairment considerations. These standards require an entity to maximize the use of observable inputs (such as quoted prices in active markets) and minimize the use of unobservable inputs (such as appraisals or valuation techniques) to determine fair value. Instruments measured and reported at fair value are classified and disclosed in one of the following categories, with Level 1 being the highest level of input:

Level 1—are quoted prices in active markets for identical investments that MCRS has the ability to access at the measurement or reporting date.

Level 2—are inputs (other than quoted prices in active markets included within Level 1), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3—are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect MCRS’s own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. MCRS’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Management has determined that fair value approximates carrying value for accounts receivable, notes receivable and accounts payable given the short-term nature of these instruments. The fair value of such instruments has been derived, in part, by management’s assumptions, utilizing Level 2 inputs.

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contingent Payments

Contingent payments represent the estimated fair value of future payments due resulting from previous business combinations. The long-term contingent payment represents the estimated fair value of contingent consideration that is due in 2019 if certain contracts are renewed at that time. This obligation was recognized at the date of the acquisition in accordance with Accounting Standards Codification No. 805, Business Combinations, Section 805-20-25. The liability was estimated based on the net present value of the contingent payment using a discount rate of 9.6% which was derived from the Parent’s borrowing rates. Accretion expense for the long-term contingent payments was $573,000 and $522,000 for the six month ended June 30, 2014 and 2013, respectively.

Revenue Recognition

MCRS recognizes revenue when services are performed for clients, persuasive evidence of the arrangement exists, pricing is fixed and determinable and collection is reasonably assured.

Income Taxes

MCRS accounts for income taxes in accordance with the liability method. Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statements and income tax bases of assets and liabilities.

Accounting for Uncertain Tax Positions

MCRS accounts for the effect of any uncertain tax positions based on a “more likely than not” threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a “cumulative probability assessment” that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

MCRS has assessed its tax positions has and has determined them to be highly certain, therefore, no reserve for unrecognized tax liabilities is deemed necessary. MCRS files income tax returns for U.S. Federal income tax purposes and in various states. MCRS is currently under the Internal Revenue Service (“IRS”) examination for the year ended December 31, 2011. MCRS’s Federal and state income tax returns are generally open for examination for three years from the date filed.

Note 2—Concentration of Credit Risk

MCRS maintains its cash at various financial institutions which, at times, may exceed federally insured limits. MCRS has not incurred any significant losses in such accounts.

For the six months ended June 30, 2014 and 2013, three customers accounted for approximately 100% and 80%, respectively, of MCRS’s revenue and at June 30, 2014 and December 31, 2013 the same three customers accounted for 100% of MCRS’s accounts receivable for each period end.

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3—Lines of Credit

MCRS’s Parent has a revolving line of credit agreement with Madison Capital with a maximum borrowing capacity of $10,000,000. The line of credit carries an interest rate equal to the London Inter-Bank Offer Rate (“LIBOR”) floor plus 6% (7.5% at June 30, 2014 and December 31, 2013). There was $5,000,000 outstanding on the line of credit at June 30, 2014 and December 31, 2013, which has been allocated to MCRS by the Parent. The revolving line of credit is collateralized by all the assets of the Parent and MCRS (see Note 4). The line of credit has an unused facilities fee equal to 0.5% of the portion not used and expires in September 2016.

Note 4—Long-Term Debt

The Parent has in place a term loan and security agreement with LBC and Madison Capital in the amount of $100,000,000. The amounts in the table below related to the term loan have been allocated to MCRS by the Parent.

Long-term debt consists of the following:

	June 30, 2014	December 31, 2013
Term loan payable to Madison Capital, as a lender and agent for all lenders, at LIBOR floor plus 6.0% (7.5% at June 30, 2014 and December 31, 2013), quarterly principal payments by the Parent ranging from $1,167,188 to $2,075,000 are due on the last day of March, June, September and December until September 30, 2016. Payments commenced on September 30, 2011. The note is senior to the LBC note and has a maturity date of September 30, 2016 and is collateralized by a pledge of all assets of the Parent and MCRS Holdings, Inc.	$34,474,515	$35,474,515

Subordinated note payable to LBC, as a lender and agent for all lenders, at 13.5%. There are no scheduled principal payments. The note is subordinated to the Madison note and has a maturity date of March 31, 2017 and is collateralized by a pledge of all assets of the Parent and MCRS Holdings, Inc .	35,000,000	35,000,000

	69,474,515	70,474,515
Less current portion of long-term debt	—	(1,000,000)

	$69,474,515	$69,474,515

Principal payments of the term loan are allocated by the Parent to MCRS. No term loan payments were allocated to MCRS from July 1, 2014 through August 6, 2014. Future principal payments due under these debt agreements for the periods ending December 31 are as follows:

July 1, 2014 through December 31, 2014	$—
2015	8,300,000
2016	26,174,515
2017	35,000,000

Total	$69,474,515

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The loans are also subject to accelerated payments based on a predetermined formula based on excess cash flow. Management believes the carrying value of MCRS’s debt approximates fair value at June 30, 2014 and December 31, 2013 based on market rates of interest available to the Parent.

Note 5—Income Taxes

The components of the provision for (benefit from) income taxes for the six months ended June 30, 2014 and 2013 are as follows:

	2014	2013
Current:
Federal	$1,763,092	$528,323
State	396,786	293,625

	2,159,878	821,948

Deferred:
Federal	(1,583,123)	(2,529,195)
State	(374,821)	(638,644)

	(1,957,944)	(3,167,839)

Provision for (benefit from) income taxes	$201,934	$(2,345,891)

Accounting standards relative to deferred taxes require a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all of the evidence, both positive and negative, management has determined that a valuation allowance for the deferred tax assets is not necessary at June 30, 2014 and December 31, 2013. MCRS’s effective tax rate differs from statutory rates primarily due to permanent items that are not deductible for income tax purposes.

Note 6—Operating Leases

MCRS leases office space under a non-cancelable operating leases expiring in February 2016. Future minimum rental commitments under non-cancelable operating obligations are as follows:

July 1, 2014 through December 31, 2014	$135,772
2015	271,544
2016	45,257

$452,573

Rent expense was $139,983 and $383,113 for the six months ended June 30, 2014 and 2013, respectively.

Note 7—Savings and Profit-Sharing Plan

MCRS’s Parent sponsors a savings and profit-sharing plan, which covers all employees who are at least eighteen years old and have completed three months of service. Under the plan, the employees may make voluntary contributions up to a percentage of their salary. The Parent may make discretionary contributions to the plan. No discretionary contributions were made for the six months ended June 30, 2014 and 2013.

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8—Commitments and Contingencies

As part of past acquisitions, the Parent and MCRS have entered into various employment agreements with key employees of the acquired companies. These agreements range from one to four years and contain standard terms including base salary, incentive plans and benefits.

MCRS is subject to various claims and suits that arise in the ordinary course of its business activities. In the opinion of management, the MCRS’s liability insurance is sufficient to cover any liability resulting from such claims.

In January 2014, MCRS executed an agreement with a significant customer. In return for a $3,000,000 payment by MCRS, MCRS received payment of past due receivables, a settlement of certain disputes with the customer as well as agreement on fees for the customer and its affiliates through December 31, 2013, and an award of a new significant business contract. In connection with such agreement, MCRS accrued $3,000,000 at December 31, 2013 and this amount is reported as a reduction of revenue in the accompanying consolidated statements of operations.

Note 9—Related Party Transactions

Due to MCMC Holdings, LLC reported on the consolidated balance sheets represents amounts charged or allocated to MCRS by the Parent, and certain funding by the Parent. Interest is not charged on these amounts and there are no formal repayment terms. The Parent charged to MCRS management fees of $1,470,000 and $1,200,000 for the six months ended June 30, 2014 and 2013, respectively.

For the six months ended June 30, 2014 and 2013, revenues included approximately $20,096,000 and $18,013,000, respectively, from three customers that are related parties in that certain owners of the customers’ parent companies also hold equity units of the Parent.

Effective July 31, 2013, CP was transferred to the Parent due to certain legal entity restructuring at the Parent. In connection with this transfer, the net assets of CP were transferred to the Parent and an intercompany payable of $10,000,000 to the Parent was forgiven by the Parent. This transfer is presented as a transfer of the net deficit of CP in the consolidated statements of shareholder’s equity for the year ended December 31, 2013. Included in the consolidated results of operations of MCRS are revenue and a net loss for CP of $4,535,349 and $(1,454,279), respectively, for the six months ended June 30, 2013. A summary of the net assets transferred is as follows:

Cash	$204,361
Accounts receivable, net	1,798,921
Other current assets	152,560
Property and equipment, net	1,843,771
Intangible assets, net	4,363,900
Goodwill, net	6,139,764
Other assets	47,169
Intercompany payables	(10,812,740)
Accounts payable	(683,291)
Accrued expenses	(449,838)
Contingent payments	(1,773,439)
Net deferred tax liabilities	(2,529,944)

Net	$(1,698,806)

MCRS Holdings, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10—Subsequent Events

MCRS was sold to Patriot Care, Inc. on August 6, 2014. Subsequent to the sale, MCRS was renamed Patriot Care Holdings, Inc.

Until                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the NYSE listing fee.

SEC registration fee	$20,003
FINRA filing fee	26,320
NYSE listing fee	100,000
Printing fees and expenses	325,000
Legal fees and expenses	1,700,000
Blue sky fees and expenses	20,000
Registrar and transfer agent fees	7,000
Accounting fees and expenses	825,000
Miscellaneous expenses	6,677

Total	$3,030,000

*	To be completed by an amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability. We will enter into indemnification agreements with our director nominees that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws will provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

On November 27, 2013, in connection with the consolidation of certain insurance services entities controlled by Mr. Mariano under the Registrant, the Registrant issued 14,250,000 shares of common stock to Mr. Mariano, 37,500 shares of common stock to Mr. Del Pizzo and a warrant to purchase 743,730 shares of common stock to Advantage Capital Community Development Fund, L.L.C. (“Advantage Capital”) at an exercise price of $.001 per share. The shares of common stock were issued to Messrs. Mariano and Del Pizzo in exchange for shares in the consolidated entities held by these persons. The warrant was issued to Advantage Capital in exchange for the forgiveness of common units and detachable stock warrants of certain of the consolidated entities. On September 30, 2014, Advantage Capital exercised all of its warrants in respect of, and the Registrant issued to Advantage Capital, 743,730 shares of the Registrant’s common stock for an aggregate exercise price of $496.

On November 27, 2013, in connection with and as part of the consideration for a $42.0 million loan agreement with PennantPark Investment Corporation and certain of its affiliates (the “PennantPark Entities”), the Registrant issued warrants to purchase an aggregate of 626,295 shares of common stock to the PennantPark Entities at an exercise price of $2.67 per share.

In addition, on August 6, 2014, in connection with an additional $30.8 million tranche of such loan agreement and as part of the consideration therefor, the Registrant issued warrants to purchase an aggregate of 484,260 shares of common stock to the PennantPark Entities at an exercise price of $2.67 per share.

Also on August 6, 2014, in connection with the merger of SPV2 with and into Patriot Care, Inc., a subsidiary of the Registrant, the Registrant issued an aggregate of 3,043,485 of its shares to the SPV2 shareholders, including Mr. Mariano, Mr. Del Pizzo and his spouse Arlene Del Pizzo, Mr. Shanfelter, Mr. Grandstaff and Mr. Pesch, as consideration for all of the outstanding common stock of SPV2.

Each of the transactions referenced above was exempt from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

See Schedule II—Valuation and Qualifying Accounts on page F-31.

Item 17.	Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on January 14, 2015.

PATRIOT NATIONAL, INC.

By:	/s/ Christopher A. Pesch

Name:	Christopher A. Pesch
Title	Executive Vice President, General Counsel, Chief Legal Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Capacity	Date

* Steven M. Mariano	Chairman, President and Chief Executive Officer (Principal Executive Officer)	January 14, 2015

* Thomas Shields	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	January 14, 2015

* John R. Del Pizzo	Director	January 14, 2015

* Austin J. Shanfelter	Director	January 14, 2015

*By:	/s/ Christopher A. Pesch
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1†	Form of Underwriting Agreement.

3.1†	Form of Amended and Restated Certificate of Incorporation of Patriot National, Inc. (to be in effect prior to the completion of the offering made under this Registration Statement).

3.2†	Form of Amended and Restated Bylaws of Patriot National, Inc. (to be in effect prior to the completion of the offering being made under this Registration Statement).

4.1†	Form of Common Stock Certificate.

4.2†	Amended and Restated Stockholders Agreement, dated as of January 5, 2015, among Steven M. Mariano, John R. Del Pizzo, as Minority Stockholder, PennantPark Investment Corporation, PennantPark Floating Rate Capital Ltd., PennantPark SBIC II LP, PennantPark Credit Opportunities Fund LP and Patriot National, Inc.

4.3†	Registration Rights Agreement, dated as of January 5, 2015, by and between Patriot National, Inc. and Steven M. Mariano.

4.4†	Amended and Restated Common Stock Purchase Agreement, dated as of January 5, 2015, between Advantage Capital Community Development Fund, L.L.C., as holder, and Patriot National, Inc.

5.1†	Opinion of Simpson Thacher & Bartlett LLP.

10.1[1]†	Program Administrator Agreement, dated as of August 6, 2014, between Patriot Underwriters, Inc. and Guarantee Insurance Company.

10.2[1]†	Subrogation Services Agreement, dated as of April 25, 2011, between Contego Services Group, LLC and Guarantee Insurance Company, as amended.

10.3[1]†	Investigation and Loss Control Services Agreement, dated as of April 25, 2011, between Contego Services Group, LLC and Guarantee Insurance Company, as amended.

10.4[1]†	Managed Care Services Agreement, dated as of August 6, 2014, between Patriot Care Management, Inc. (f/k/a Managed Care Risk Services, Inc.) and Guarantee Insurance Company.

10.5[1]†	Claim Administration Services Agreement, dated as of January 1, 2012, between Patriot Risk Services, Inc. and Guarantee Insurance Company, as amended.

10.6†	Master Equipment Lease Agreement, dated as of December 3, 2013, by and among Patriot National, Inc., Steven M. Mariano and Fifth Third Bank.

10.7[2]†	Form of Patriot National, Inc. 2014 Omnibus Incentive Plan.

10.8[2]†	Form of Restricted Stock Grant Notice and Agreement (Employees).

10.9[2]†	Form of Restricted Stock Grant Notice and Agreement (Non-Employee Directors).

10.10[2]†	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National, Inc. and Steven M. Mariano.

10.11[2]†	Executive Employment Agreement, dated as of August 27, 2012, by and between Guarantee Insurance Group, Inc. (f/k/a Patriot National Insurance Group, Inc.) and Robert Peters, and Assignment and Assumption of Employment Agreement, dated as of December 10, 2014, by and among Guarantee Insurance Group, Inc., Patriot National, Inc. and Robert Peters.

Exhibit Number	Description of Exhibits

10.12[2]†	Executive Employment Agreement, dated as of February 19, 2010, by and between Guarantee Insurance Group, Inc. (f/k/a Patriot Risk Management, Inc.) and Judith L. Haddad, and Assignment and Assumption of Employment Agreement, dated as of December 10, 2014, by and among Guarantee Insurance Group, Inc., Patriot National, Inc. and Judith L. Haddad.

10.13[2]†	Executive Employment Agreement, dated as of June 22, 2011, by and between Guarantee Insurance Group, Inc. (f/k/a Patriot National Insurance Group, Inc.) and Michael Grandstaff, and Assignment and Assumption of Employment Agreement, dated as of December 10, 2014, by and among Guarantee Insurance Group, Inc., Patriot National, Inc. and Michael Grandstaff.

10.14[2]†	Executive Employment Agreement, dated as of September 8, 2014, by and between Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) and Christopher A. Pesch.

10.15[2]†	Executive Employment Agreement, dated as of January 5, 2015, by and between Patriot National, Inc. and Thomas Shields.

10.16[2]†	Form of Indemnification Agreement by and between Patriot National, Inc. and its directors and officers.

10.17[2]†	Form of Option Grant Notice and Agreement.

10.18[2]†	Form of Restricted Stock Grant Notice and Agreement (Christopher A. Pesch)

10.19[2]†	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National Inc. and Michael McFadden.

10.20[2]†	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National, Inc. and Paul V. H. Halter, III.

10.21[2]†	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National, Inc. and Timothy J. Ermatinger.

21.1†	Subsidiaries of Registrant.

23.1	Consent of BDO USA, LLP.

23.2	Consent of Mayer Hoffman McCann P.C.

23.3	Consent of Simpson Thacher & Bartlett LLP (included in the opinion filed as Exhibit 5.1 hereto).

23.4†	Consent of Quentin P. Smith, as director nominee.

23.5†	Consent of Charles H. Walsh, as director nominee.

24.1†	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Previously filed.
1	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the Securities and Exchange Commission as required by Rule 406 under the Securities Act of 1933, as amended and Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
2	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.